Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207068

PROSPECTUS

Spectrum Brands, Inc.

Exchange Offer for

$250,000,000 6.125% Senior Notes due 2024 and Related Guarantees

$1,000,000,000 5.750% Senior Notes due 2025 and Related Guarantees

The Notes and the Guarantees

•	We are offering to exchange $250,000,000 of our outstanding 6.125% Senior Notes due 2024 and certain related guarantees, which were issued on December 4, 2014 in a private offering and which we collectively refer to as the “2024 initial notes,” for a like aggregate amount of our registered 6.125% Senior Notes due 2024 and certain related guarantees, which we collectively refer to as the “2024 exchange notes.” The 2024 exchange notes will be issued under the indenture dated as of December 4, 2014, as supplemented by the supplemental indenture dated as of February 24, 2015 and as further supplemented by the supplemental indenture dated as of June 23, 2015, which we refer to as the “2024 notes indenture.” We refer to the 2024 initial notes and the 2024 exchange notes collectively as the “2024 notes.”

•	We are offering to exchange $1,000,000,000 of our outstanding 5.750% Senior Notes due 2025 and certain related guarantees, which were issued on May 20, 2015 in a private offering and which we collectively refer to as the “2025 initial notes,” for a like aggregate amount of our registered 5.750% Senior Notes due 2025 and certain related guarantees, which we collectively refer to as the “2025 exchange notes.” The 2025 exchange notes will be issued under the indenture dated as of May 20, 2015, as supplemented by the supplemental indenture dated as of June 23, 2015, which we refer to as the “2025 notes indenture” and, together with the 2024 notes indenture, the “indentures.” We refer to the 2025 initial notes and the 2025 exchange notes collectively as the “2025 notes.”

•	We refer to the 2024 initial notes and the 2025 initial notes, collectively or individually, as the context requires, as the “initial notes.” We refer to the 2024 exchange notes and the 2025 exchange notes, collectively or individually, as the context requires, as the “exchange notes.” We refer to the initial notes and the exchange notes collectively as the “notes.”

•	The 2024 exchange notes will mature on December 15, 2024. We will pay interest on the 2024 exchange notes semi-annually on June 15 and December 15 of each year, commencing on June 15, 2016, at a rate of 6.125% per annum, to holders of record on the June 1 or December 1 immediately preceding the interest payment date.

•	The 2025 exchange notes will mature on July 15, 2025. We will pay interest on the 2025 exchange notes semi-annually on July 15 and January 15 of each year, commencing on July 15, 2016, at a rate of 5.750% per annum, to holders of record on the July 1 or January 1 immediately preceding the interest payment date.

•	The exchange notes will be guaranteed on a senior unsecured basis by our direct parent, SB/RH Holdings, LLC, and each of our existing and future domestic subsidiaries, which we refer to collectively as the “guarantors.”

•	The exchange notes and the related guarantees will be the general unsecured obligations of us and the guarantors and will rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the initial notes (but effectively subordinated to our secured debt, including the Secured Credit Facilities (as defined herein) to the extent of the value of the assets securing such secured debt), and senior in right of payment to all of our and the guarantors’ future indebtedness that expressly provides for its subordination to the exchange notes and the related guarantees. See “Description of 2024 Notes” and “Description of 2025 Notes,” as applicable.

Terms of the Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on February 8, 2016, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the applicable exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes, except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 18.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have not applied, and do not intend to apply, for listing or quotation of the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is January 7, 2016.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until April 6, 2016 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

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TRADEMARKS

We have proprietary rights to or are exclusively licensed to use a number of registered and unregistered trademarks that we believe are important to our business, including, without limitation, Rayovac, Remington, VARTA, Tetra, 8-in-1, Dingo, Nature’s Miracle, IAMS, Eukanuba, Digest-eeze, Liquid Fence, Black Flag, Wild Harvest, Marineland, FURminator, Spectracide, Cutter, Hot Shot, Garden Safe, Repel, George Foreman, Russell Hobbs, Farberware, Toastmaster, Black & Decker, Kwikset, Weiser, Baldwin, National Hardware, Pfister, Armor All, STP, A/C PRO, Arctic Freeze, Sub Zero and Super Seal Stop Leak. We attempt to obtain registration of our key trademarks whenever possible or practicable and pursue any infringement of those trademarks. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the “®” and “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data and information used throughout this prospectus from our own internal company surveys and management estimates as well as from industry and general publications and research, surveys or studies conducted by third parties. Industry and general publications and research, studies and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such data and information. While we believe that these publications and research, studies and surveys are reliable, neither we nor the initial purchasers have independently verified such data and information and neither we nor the initial purchasers make any representation or warranty as to the accuracy of such data and information.

There is only a limited amount of independent data available about our industry, market and competitive position, particularly outside of the United States. As a result, certain data and information are based on our good faith estimates, which are derived from our review of internal data and information, information that we obtain from customers, and other third-party sources. We believe these internal surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates.

The industry data that we present in this prospectus include estimates that involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and those discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

The following summary highlights basic information about us, the exchange offer and the exchange notes. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and the offering, you should read this entire prospectus, including the section entitled “Risk Factors.” Certain statements in this summary are forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Unless otherwise indicated in this prospectus or the context requires otherwise, “Spectrum Brands” refers only to Spectrum Brands, Inc. and not to any of its subsidiaries; “Spectrum” refers to Spectrum Brands, Inc. and, where applicable, its consolidated subsidiaries; “SB/RH Holdings,” the “Company,” “we,” or “our” refers to the Spectrum Brands’ parent SB/RH Holdings, LLC and, where applicable, its consolidated subsidiaries, including Spectrum Brands. “SB Holdings” refers to SB/RH Holdings’ parent, Spectrum Brands Holdings, Inc. and, where applicable, its consolidated subsidiaries, including SB/RH Holdings.

Our Company

We are a diversified global branded consumer products company. Spectrum Brands is a wholly owned direct subsidiary of SB/RH Holdings, which is a direct subsidiary of SB Holdings. SB Holdings’ common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “SPB.”

We manufacture and market alkaline, zinc carbon and hearing aid batteries, herbicides, insecticides and repellants and specialty pet supplies. We design and market rechargeable batteries, battery-powered lighting products, electric shavers and accessories, grooming products and hair care appliances. Our operations also include the manufacturing and marketing of specialty pet supplies, and of herbicides, insecticides and insect repellents in North America. We also design, market and distribute a broad range of branded small appliances and personal care products. We also design, manufacture, market, distribute and sell certain hardware, home improvement and plumbing products, and are a leading United States (“U.S.”) provider of residential locksets and builders’ hardware and a leading provider of faucets. Our manufacturing and product development facilities are located in the U.S., Europe, Latin America and Asia. Substantially all of our rechargeable batteries, chargers and portable lighting products, shaving and grooming products, small household appliances and personal care products are manufactured by third-party suppliers, primarily located in Asia.

On May 21, 2015, we acquired Armored AutoGroup Parent Inc. (together, as the context requires, with its successor by merger, Armored AutoGroup Inc., “AAG”). AAG is a consumer products company consisting primarily of Armor All and STP products, two of the most recognizable brands in the automotive aftermarket appearance products and performance chemicals categories, respectively, and the AC/PRO brand of do-it-yourself automotive air conditioner recharge products. For information pertaining to the AAG Acquisition, see Note 3, “Acquisitions” to our Consolidated Financial Statements, included elsewhere in this prospectus.

The Company sells its products in approximately 160 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, industrial distributors and original equipment manufacturers (“OEMs”) and enjoy strong name recognition in our markets under the Rayovac, VARTA and Remington brands, each of which has been in existence for more than 80 years, and under the Tetra, 8-in-1, Dingo, Nature’s Miracle, IAMS, Eukanuba, Healthy-Hide, Digest-eeze, Spectracide, Cutter, Hot Shot, Black & Decker, George Foreman, Russell Hobbs, Farberware, Black Flag, FURminator, Kwikset, Weiser, Baldwin, National Hardware, Stanley, Pfister and the previously mentioned AAG brands. We also have patented technologies such as Smartkey, a rekeyable lockset technology, and Smart Code Home Connect.

Our diversified global branded consumer products have positions in seven major product categories: consumer batteries, small appliances, personal care, hardware and home improvement, pet supplies, auto care and home and garden controls.

Our chief operating decision-maker manages the businesses in five vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of the Company’s worldwide battery, personal care and small appliances primarily in the kitchen and home product categories (“Global Batteries & Appliances”); (ii) Hardware & Home Improvement, which consists of the Company’s worldwide hardware, home improvement and plumbing business (“Hardware & Home Improvement”); (iii) Global Pet Supplies, which consists of the Company’s worldwide pet supplies business (“Global Pet Supplies”); (iv) Home and Garden, which consists of the Company’s home and garden and insect control business (“Home and Garden”); and (v) Global Auto Care, which consists of the Company’s automotive aftermarket appearance products, performance chemicals/additives and do-it-yourself automotive air conditioner recharge (“Global Auto Care”). Management reviews our performance based on these segments. For information pertaining to our business segments, see Note 18, “Segment Information,” to our audited Consolidated Financial Statements in this prospectus.

Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each business segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for sales and marketing initiatives and the financial results for all product lines within that business segment.

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies.

Recent Developments

AAG Acquisition

On May 21, 2015, we completed our acquisition (the “AAG Acquisition”) of AAG pursuant to the Agreement and Plan of Merger by and among AAG, SB Holdings, Ignite Merger Sub, Inc. and, solely in its capacity as representative, Avista Capital Partners II GP, LLC, dated as of April 28, 2015, for a purchase price of $1.4 billion in cash and an assumption of debt of $540 million.

We funded the AAG Acquisition with the proceeds of our offering of the 2025 initial notes and gross proceeds from SB Holdings’ registered offering of its common stock. SB Holdings also contributed to us the additional proceeds received by it in connection with the underwriters’ exercise of their option to purchase additional shares in the registered offering. We expect to use such additional proceeds for general corporate purposes.

Refinancing Transactions

On June 23, 2015, we entered into a Credit Agreement (the “Credit Agreement”), by and among Spectrum Brands, SB/RH Holdings, Deutsche Bank AG New York Branch, as administrative agent, and the lenders party thereto from time to time. See “Description of Other Indebtedness—Credit Agreement.”

Pursuant to the Credit Agreement, on June 23, 2015, we closed senior secured credit facilities consisting of (a) a $1,450 million U.S. Dollar-denominated term loan facility (the “USD Term Loan Facility”), (b) a €300 million Euro-denominated term loan facility (the “Euro Term Loan Facility”), (c) a CAD$75 million Canadian Dollar-denominated term loan facility (the “CAD Term Loan Facility” and, collectively with the USD

Term Loan Facility and the Euro Term Loan Facility, the “Term Credit Facilities”) and (d) a $500 million cash flow revolving credit facility (the “Revolving Credit Facility” and, together with the Term Credit Facilities, the “Secured Credit Facilities”).

The net proceeds of the Term Credit Facilities were used, among other things, to (i) refinance our Credit Agreement dated as of December 17, 2012 (as amended, modified, supplemented or restated from time to time, the “Prior Term Loan Credit Agreement”) and repay in full all obligations in respect of the Prior Term Loan Credit Agreement and related loan documents, (ii) repay in full all obligations in respect of our Loan and Security Agreement, dated as of June 16, 2010 (as amended, modified, supplemented or restated from time to time, the “Prior ABL Facility Agreement”) and (iii) to pay fees and expenses in connection with the transactions referenced in clause (i) and for general corporate purposes. A portion of the net proceeds, together with borrowings under the Revolving Credit Facility, was also used to fund the satisfaction and discharge of the indenture governing Spectrum Brands’ 6.750% Senior Notes due 2020 (the “6.75% Notes”).

The Revolving Credit Facility includes a letter of credit subfacility. Letters of credit issued thereunder were used by Spectrum to replace then-existing letters of credit under the Prior ABL Facility Agreement on the closing date of the Credit Agreement. Letters of credit and proceeds of the loans under the Revolving Credit Facility may be used by Spectrum, the other borrowers and their respective subsidiaries for, among other things, working capital and other general corporate purposes, including the financing of permitted acquisitions and other permitted investments and dividends and other distributions on account of the capital stock of the borrowers, restricted payments and any other use not prohibited by the terms of the loan documents.

Corporate Structure

The chart below is a summary of the organizational structure of the Issuer and its parents and subsidiaries.

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SB/RH Holdings (i) is a guarantor of our obligations under the Secured Credit Facilities and pledged only the capital stock issued to it by Spectrum as collateral, (ii) is a guarantor of Spectrum Brands’ 6.375% Senior Notes due 2020 and Spectrum Brands’ 6.625% Senior Notes due 2022 (together, the “2020/2022

Notes”), (iii) is a guarantor of our obligations under the initial notes and (iv) will be a guarantor of our obligations under the exchange notes offered hereby.
[2]	None of our foreign subsidiaries are, or will be, guarantors of the 2020/2022 Notes, the initial notes or the exchange notes offered hereby. None of our foreign subsidiaries are guarantors under the Secured Credit Facilities as of the closing date of the Secured Credit Facilities.
[3]	Our domestic subsidiaries, subject to certain exceptions, are guarantors of the 2020/2022 Notes and the initial notes and will be guarantors of the exchange notes offered hereby. Certain of our domestic subsidiaries are guarantors under the Secured Credit Facilities.

Additional Information

Spectrum Brands is a Delaware corporation and the address of our principal executive office is 3001 Deming Way, Middleton, Wisconsin 53562. Our telephone number is (608) 275-3340. Our website address is www.spectrumbrands.com. Information contained on or accessible through our website is not part of, and is not incorporated by reference into, this prospectus.

Summary of the Exchange Offer

In connection with the closing of the offering of each of the 2024 initial notes and the 2025 initial notes, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the 2024 initial notes and the 2025 initial notes, as applicable. You are entitled to exchange in the exchange offer your initial notes for exchange notes.

Exchange Offer	We are offering to exchange $250 million aggregate principal amount of our 2024 exchange notes and certain related guarantees and $1,000 million aggregate principal amount of our 2025 exchange notes and certain related guarantees for a like aggregate principal amount of our 2024 initial notes and 2025 initial notes, respectively, and certain related guarantees.

In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn. Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on February 8, 2016 (the “expiration date”), unless we decide to extend it.

Exchange Notes	The exchange notes will be identical in all material respects to the initial notes, except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being broker-dealers;

•	the 2024 exchange notes are not entitled to the registration rights applicable to the 2024 initial notes under the registration rights agreement dated December 4, 2014 (the “2024 Notes Registration Rights Agreement”);

•	the 2025 exchange notes are not entitled to the registration rights applicable to the 2025 initial notes under the registration rights agreement dated May 20, 2015 (the “2025 Notes Registration Rights Agreement” and, together with the 2024 Notes Registration Rights Agreement, the “Registration Rights Agreements”); and

•	our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

Conditions to the Exchange Offer	We will complete this exchange offer with respect to the applicable series of notes only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer for such series of notes,

•	there is no change in the current interpretation of the staff of the SEC which permits resales of such series of exchange notes,

•	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the applicable indenture governing the exchange notes under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”),

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer for such series of notes, and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer for such series of notes.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your initial notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your initial notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer before 5:00 p.m., New York City time, on the expiration date. We will return any initial notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements. See “Use of Proceeds.”

Consequences to Holders Who Do Not Participate in the Exchange Offer	To the extent you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	because of any change in law or in applicable interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer for the applicable series of notes;

•	(i) with respect to the 2024 notes, the exchange offer is not consummated within 440 days of December 4, 2014 and (ii) with respect to the 2025 notes, the exchange offer is not consummated within 440 days of May 20, 2015;

•	you so request with respect to your initial notes that are not eligible to be exchanged for exchange notes in this exchange offer; or

•	(i) you (so long as you are not an exchanging dealer) are not eligible to participate in this exchange offer or (ii) you (so long as you are not an exchanging dealer) participate in the exchange offer but may not resell the exchange notes without delivering a prospectus.

In these cases, the Registration Rights Agreements require us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer May Have Adverse Consequences.”

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours, or if you are an “affiliate,” you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•	if you are a broker-dealer, and initial notes to be exchanged were acquired by you as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer that receives exchange notes, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes. If you are a broker-dealer who acquired the initial notes as a result of market-making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes. If you are a broker-dealer who acquired the initial notes directly from us in the initial offering and not as a result of market-making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the 2024 Exchange Notes

The following is a summary of the terms of this offering of the 2024 exchange notes. For a more complete description of the 2024 notes as well as the definitions of certain capitalized terms used below, see “Description of 2024 Notes” in this prospectus.

Issuer	Spectrum Brands, Inc.

2024 Exchange Notes	$250,000,000 aggregate principal amount of 6.125% Senior Notes due 2024. The form and terms of the 2024 exchange notes are the same as the form and terms of the 2024 initial notes, except that the issuance of the 2024 exchange notes is registered under the Securities Act, the 2024 exchange notes will not bear legends restricting their transfer and the 2024 exchange notes will not be entitled to registration rights under the 2024 Notes Registration Rights Agreement. The 2024 exchange notes will evidence the same debt as the 2024 initial notes, and both the 2024 initial notes and the 2024 exchange notes will be governed by the same indenture.

Maturity Date	December 15, 2024.

Interest	The 2024 exchange notes will bear interest at a rate of 6.125% per annum. Interest on the 2024 exchange notes will be payable in cash on June 15 and December 15 of each year, commencing on June 15, 2016.

Optional Redemption	On or after December 15, 2019, we may redeem some or all of the 2024 notes at any time at the redemption prices set forth in “Description of 2024 Notes—Optional Redemption.” In addition, prior to December 15, 2019, we may redeem the 2024 notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium.

Before December 15, 2017, we may redeem up to 35% of the 2024 notes, including additional notes, with an amount of cash equal to the net proceeds of equity offerings at a price of 106.125% of principal plus accrued and unpaid interest, provided that at least 65% of the aggregate principal amount of the 2024 notes remains outstanding after the redemption, as further described in “Description of 2024 Notes—Optional Redemption.”

Change of Control	Upon a Change of Control (as defined under “Description of 2024 Notes”) we will be required to make an offer to purchase the 2024 notes. The purchase price will equal 101% of the principal amount of the 2024 notes on the date of purchase plus accrued and unpaid interest. We may not have sufficient funds available at the time of any Change of Control to make any required debt repayment (including repurchases of the 2024 notes). See “Risk Factors—Risks Related to the Notes—We may not be able to make the change of control offer required by the indentures.”

Guarantees	The 2024 exchange notes will be unconditionally, jointly and severally guaranteed, on a senior unsecured basis, by SB/RH Holdings and all of our domestic subsidiaries.

Ranking	The 2024 exchange notes and the related exchange guarantees will be the senior unsecured obligations of us and the guarantors and will:

•	rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the initial notes and the 2025 exchange notes; and

•	rank senior in right of payment to all of our and the guarantors’ future indebtedness that expressly provides for its subordination to the 2024 notes and the related guarantees.

However, the 2024 exchange notes will be effectively subordinated to any of our secured indebtedness, including under our Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness. In addition, the 2024 exchange notes will be structurally subordinated to all indebtedness and other liabilities of Spectrum Brands’ subsidiaries that do not guarantee the 2024 exchange notes.

Certain Covenants	The terms of the indentures governing the 2024 notes restrict our ability and the ability of certain of our subsidiaries (as described in “Description of 2024 Notes”) to:

•	incur additional indebtedness;

•	create liens;

•	engage in sale-leaseback transactions;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates; or

•	effect a consolidation or merger.

However, these limitations will be subject to a number of important qualifications and exceptions. In addition, if the 2024 notes are rated investment grade at any time by both Moody’s Investors Service and Standard & Poor’s Ratings Services, most of the restrictive covenants and corresponding events of default contained in the indenture governing the 2024 notes will be suspended.

Absence of a Public Market for the Exchange Notes	The 2024 exchange notes are new securities for which there is no established market. We cannot assure you that a market for these

2024 exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Exchange Offer—There is no active trading market for the exchange notes.”

Form of the Exchange Notes	The 2024 exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company (“DTC”) with U.S. Bank National Association, as custodian. You will not receive 2024 exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Book-Entry, Delivery and Form of Securities—Exchange of Book-Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the 2024 exchange notes will be shown on, and transfers of these 2024 exchange notes will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Trustee	U.S. Bank National Association is serving as trustee under the indenture governing the 2024 notes.

Use of Proceeds	We will not receive any proceeds from the issuance of the 2024 exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements. See “Use of Proceeds.”

Risk Factors	You should consider all of the information contained in this prospectus before making an investment in the 2024 notes, including the 2024 exchange notes. In particular, you should consider the risks described under “Risk Factors.”

Summary of Terms of the 2025 Exchange Notes

The following is a summary of the terms of this offering of the 2025 exchange notes. For a more complete description of the 2025 notes as well as the definitions of certain capitalized terms used below, see “Description of 2025 Notes” in this prospectus.

Issuer	Spectrum Brands, Inc.

2025 Exchange Notes	$1,000,000,000 aggregate principal amount of 5.750% Senior Notes due 2025. The form and terms of the 2025 exchange notes are the same as the form and terms of the 2025 initial notes, except that the issuance of the 2025 exchange notes is registered under the Securities Act, the 2025 exchange notes will not bear legends restricting their transfer and the 2025 exchange notes will not be entitled to registration rights under the 2025 Notes Registration Rights Agreement. The 2025 exchange notes will evidence the same debt as the 2025 initial notes, and both the 2025 initial notes and the 2025 exchange notes will be governed by the same indenture.

Maturity Date	July 15, 2025.

Interest	The 2025 exchange notes will bear interest at a rate of 5.750% per annum. Interest on the 2025 exchange notes will be payable in cash on July 15 and January 15 of each year, commencing on July 15, 2016.

Optional Redemption	On or after July 15, 2020, we may redeem some or all of the 2025 notes at any time at the redemption prices set forth in “Description of 2025 Notes—Optional Redemption.” In addition, prior to July 15, 2020, we may redeem the 2025 notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium.

Before July 15, 2018, we may redeem up to 35% of the 2025 notes, including additional notes, with an amount of cash equal to the net proceeds of equity offerings at a price of 105.750% of principal plus accrued and unpaid interest, provided that at least 65% of the aggregate principal amount of the 2025 notes remains outstanding after the redemption, as further described in “Description of 2025 Notes—Optional Redemption.”

Change of Control	Upon a Change of Control (as defined under “Description of 2025 Notes”) we will be required to make an offer to purchase the 2025 notes. The purchase price will equal 101% of the principal amount of the 2025 notes on the date of purchase plus accrued and unpaid interest. We may not have sufficient funds available at the time of any Change of Control to make any required debt repayment (including repurchases of the 2025 notes). See “Risk Factors—Risks Related to the Notes—We may not be able to make the change of control offer required by the indentures.”

Guarantees	The 2025 exchange notes will be unconditionally, jointly and severally guaranteed, on a senior unsecured basis, by SB/RH Holdings and all of our domestic subsidiaries.

Ranking	The 2025 exchange notes and the related exchange guarantees will be the senior unsecured obligations of us and the guarantors and will:

•	rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the initial notes and the 2024 exchange notes; and

•	rank senior in right of payment to all of our and the guarantors’ future indebtedness that expressly provides for its subordination to the 2025 notes and the related guarantees.

However, the 2025 exchange notes will be effectively subordinated to any of our secured indebtedness, including under our Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness. In addition, the 2025 exchange notes will be structurally subordinated to all indebtedness and other liabilities of Spectrum Brands’ subsidiaries that do not guarantee the 2025 exchange notes.

Certain Covenants	The terms of the indentures governing the 2025 notes restrict our ability and the ability of certain of our subsidiaries (as described in “Description of 2025 Notes”) to:

•	incur additional indebtedness;

•	create liens;

•	engage in sale-leaseback transactions;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make investments or certain other restricted payments;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with affiliates; or

•	effect a consolidation or merger.

However, these limitations will be subject to a number of important qualifications and exceptions. In addition, if the 2025 notes are rated investment grade at any time by both Moody’s Investors Service and Standard & Poor’s Ratings Services, most of the restrictive covenants and corresponding events of default contained in the indenture governing the 2025 notes will be suspended.

Absence of a Public Market for the Exchange Notes	The 2025 exchange notes are new securities for which there is no established market. We cannot assure you that a market for these

2025 exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Exchange Offer—There is no active trading market for the exchange notes.”

Form of the Exchange Notes	The 2025 exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company (“DTC”) with U.S. Bank National Association, as custodian. You will not receive 2025 exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Book-Entry, Delivery and Form of Securities—Exchange of Book-Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the 2025 exchange notes will be shown on, and transfers of these 2025 exchange notes will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Trustee	U.S. Bank National Association is serving as trustee under the indenture governing the 2025 notes.

Use of Proceeds	We will not receive any proceeds from the issuance of the 2025 exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements. See “Use of Proceeds.”

Risk Factors	You should consider all of the information contained in this prospectus before making an investment in the 2025 notes, including the 2025 exchange notes. In particular, you should consider the risks described under “Risk Factors.”

Summary Historical Financial Data of SB/RH Holdings

The following summary historical financial data have been derived from SB/RH Holdings’ audited consolidated financial statements included elsewhere in this prospectus. SB/RH Holdings’ audited consolidated statements of financial position as of September 30, 2015 and 2014; and SB/RH Holdings’ audited consolidated statements of operations, audited consolidated statements of comprehensive income (loss), audited consolidated statements of shareholder’s equity and audited consolidated statements of cash flows, each for the years ended September 30, 2015, 2014 and 2013; are included elsewhere in this prospectus. SB/RH Holdings’ audited consolidated statement of financial position as of September 30, 2013 is not included in this prospectus.

The financial information and other data indicated may not be indicative of future performance, and the financial information and other data presented for the interim periods may not be indicative of the results for the full year. This financial information and other data should be read in conjunction with the audited financial statements of SB/RH Holdings, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended September 30,
	2015(1)	2014(2)	2013(3)
	(in millions)
Statement of Operations Data:
Net sales	$4,690.4	$4,429.1	$4,085.6
Gross profit	1,670.3	1,568.9	1,390.3
Operating income	480.5	484.5	352.9
Interest expense(4)	271.9	202.1	369.5
Other non-operating expense, net	8.9	6.3	3.5
Income (loss) from operations before income taxes	199.7	276.1	(20.1)
Income tax expense(5)	43.9	59.0	27.4
Net income (loss)	155.8	217.1	(47.5)
Net (Loss) income attributable to non-controlling interest	0.4	0.3	(0.1)

Net income (loss) attributable to controlling interest	155.4	216.8	(47.4)
Restructuring and related charges—cost of goods sold(6)	2.1	3.7	10.0
Restructuring and related charges—operating expenses(6)	26.6	19.2	24.0

Cash Flow and Related Data:
Net cash provided by operating activities	$441.8	$434.7	$258.2
Capital expenditures	89.1	73.3	82.0
Depreciation and amortization	170.0	157.6	139.9

Statement of Financial Position Data (at period end):
Cash and cash equivalents	$247.9	$192.9	$198.2
Working capital(7)	666.8	502.3	524.4
Total assets	7,297.9	5,511.3	5,619.0
Total long-term debt, net of current portion	3,937.2	2,894.1	3,115.9
Total debt	4,005.7	3,006.7	3,218.9
Total shareholders’ equity	1,523.1	1,020.7	884.7

(1)	The information presented as of and for the year ended September 30, 2015 includes the results of AAG operations since the acquisition date of May 21, 2015; the results of the Salix operations since the acquisition date of January 16, 2015; the results of the European IAMS and Eukanuba operations since the acquisition date of December 31, 2014; and the results of the Tell operations since the acquisition date of October 1, 2014.
(2)	The information presented as of and for the year ended September 30, 2014 includes the results of the Liquid Fence operations since the acquisition date of January 2, 2014.

(3)	The information presented as of and for the year ended September 30, 2013 includes the results of the HHI Business operations since the acquisition date of December 17, 2012, and the results of TLM Taiwan since the acquisition date of April 8, 2013.
(4)	During the year ended September 30, 2015, there was interest expense of $58.8 million incurred related to the financing of the acquisition of AAG and the refinancing of the then-existing senior credit facility and asset based revolving loan facility. During the year ended September 30, 2014, a non-cash charge of $9.2 million was recognized as a result of the write-off of unamortized debt issuance costs and unamortized discounts in connection with the amendment of our then existing term loans. During the year ended September 30, 2013, there were $105.6 million fees and expenses along with a $10.9 million non-cash charge for the write-off of unamortized debt issuance cost and unamortized premiums in connection with the extinguishment and replacement of our 9.5% Notes and then-existing term loan in conjunction with the acquisition of the HHI Business.
(5)	During the year ended September 30, 2015, there was a non-cash benefit of $20.2 million from a decrease in the valuation allowance against net deferred tax assets, and a $22.8 million benefit due to the reversal of valuation allowance in conjunction with the acquisition of the AAG business. During the year ended September 30, 2014, there was a non-cash benefit of approximately $115.6 million from a decrease in the valuation allowance against net deferred tax assets. During the year ended September 30, 2013, there was a non-cash charge of approximately $64.4 million from an increase in the valuation allowance against net deferred tax assets, net of a $49.8 million benefit due to the reversal of a portion of the valuation allowance in conjunction with the acquisition of the HHI Business.
(6)	See Note 4, “Restructuring and Related Charges,” to SB/RH Holdings’ audited consolidated financial statements, included elsewhere in this prospectus, for further discussion.
(7)	Working capital is defined as current assets less current liabilities per the consolidated statements of financial position.

RISK FACTORS

An investment in the notes involves risks. Before deciding whether to invest in the notes, in addition to the other information included in this prospectus, you should consider the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and the risks discussed below. While we believe that these risks are the most important for you to consider, you should read this prospectus carefully, including our financial statements, the notes to our financial statements and management’s discussion and analysis of our financial condition and results of operations, which are included elsewhere in this prospectus. These risk factors are not the only risks that we or our subsidiaries may face. Additional risks and uncertainties not presently known to us or not currently believed to be important also may adversely affect our business.

Risks Related to the Notes

The notes will be Spectrum Brands’ senior unsecured obligations and the guarantees will be unsecured obligations of the guarantors. As such, the notes and the guarantees will be effectively subordinated to any of Spectrum Brands’ or the guarantors’ secured debt, including our existing and any future debt under our Secured Credit Facilities.

Spectrum Brands’ obligations under the notes and the guarantors’ obligations under the guarantees will not be secured. The notes will be effectively subordinated to Spectrum Brands’ and the guarantors’ existing and any future secured indebtedness, including our Secured Credit Facilities, to the extent of the value of the assets securing such indebtedness, which assets include substantially all of our assets and the assets of our domestic restricted subsidiaries. As of September 30, 2015, Spectrum Brands and the guarantors had $1,637.1 million of secured indebtedness outstanding. If we are involved in any dissolution, liquidation or reorganization, or if we default under in the indentures governing the notes offered hereby or governing our 2020/2022 Notes (such indentures, collectively, the “Indentures”), holders of our secured debt would be paid before holders of the notes receive any amounts due under the notes to the extent of the value of the collateral securing such indebtedness. In that event, holders of the notes may not be able to recover any or all of the principal or interest due under the notes.

The notes will be effectively subordinated to all liabilities of, and claims of creditors of, all of our foreign subsidiaries.

The notes will not be guaranteed by any of our non-U.S. subsidiaries. Any right that we or the guarantors have to receive any assets of any of the foreign subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors, and holders of preferred equity interests of those subsidiaries. The Indentures permit these subsidiaries to incur additional debt, subject to certain limits, and will not limit their ability to incur liabilities other than debt. As of September 30, 2015, these non-guarantor subsidiaries had 19% of our total liabilities and generated 54% of our revenue in the twelve months ended September 30, 2015.

If we are unable to comply with the restrictions and covenants in the agreements governing the notes and our other debt, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and would impact our ability to make principal and interest payments on the notes.

If we are unable to comply with the restrictions and covenants in the Indentures, our Secured Credit Facilities or in current or future debt financing agreements, there could be a default under the terms of these agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. Any default under the agreements governing our indebtedness, including a default under the aforementioned debt instruments, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in the aforementioned debt instruments), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under the Secured Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Moreover, the Secured Credit Facilities and the Indentures each contain cross-default or cross-acceleration provisions that would be triggered by the occurrence of a default or acceleration under other instruments governing our indebtedness. If the payment of our indebtedness is accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Secured Credit Facilities to avoid being in default. If we breach our covenants under our Secured Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Secured Credit Facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Despite our current levels of debt, we may still incur substantially more debt ranking equal or effectively senior to the notes and increase the risks associated with our proposed leverage.

Subject to certain restriction and limitation, we or our subsidiaries could incur significant additional indebtedness in the future. The provisions contained in the Indentures and in our other debt agreements limit but do not prohibit our ability to incur additional indebtedness on an equal and ratable basis with the notes. In addition, any of our debt could be secured and therefore would be effectively senior to the notes to the extent of the value of the collateral securing that debt. This may have the effect of reducing the amount of proceeds available for the notes in the event of any bankruptcy, liquidation, reorganization or similar proceeding. If new debt is added to our current debt levels, the related risks that we now face as a result of our indebtedness could intensify.

Fraudulent transfer statutes may limit your rights as a holder of the notes.

Federal and state fraudulent transfer laws as previously interpreted by various courts permit a court, if it makes certain findings, to:

•	avoid all or a portion of our obligations to holders of the notes;

•	subordinate our obligations to holders of the notes to our other existing and future creditors, entitling such creditors to be paid in full before any payment is made on the notes; and

•	take other action detrimental to holders of the notes, including invalidating the notes.

In that event, we cannot assure you that you would ever be repaid. There is also no assurance that amounts previously paid to you pursuant to the notes or guarantees would not be subject to return.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that we or the guarantors received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes, and at the time the notes were issued:

•	were insolvent or were rendered insolvent by reason of the issuance of the notes;

•	were engaged, or were about to engage, in a business or transaction for which our capital was unreasonably small;

•	intended to incur, or believed or should have believed we would incur, indebtedness beyond our ability to pay as such indebtedness matures; or

•	were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment was unsatisfied.

A court may also void an issuance of notes, a guarantee or grant of security, without regard to the above factors, if the court found that we issued the notes or the guarantors entered into their respective guaranty with actual intent to hinder, delay or defraud current or future creditors.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes and as judicially interpreted. A court could find that we did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the notes.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the indebtedness:

•	the sum of its indebtedness (including contingent liabilities) is greater than its assets, at fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing indebtedness and liabilities (including contingent liabilities) as they become absolute and matured; or

•	it could not pay its debts as they became due.

We cannot assure you what standard a court would apply in determining our solvency and whether it would conclude that we were solvent when we incurred our obligations under the notes.

In addition, the guarantees of the notes may also be subject to review under various laws for the protection of creditors. A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees, respectively, if we or a guarantor did not substantially benefit directly from the issuance of the notes. If a court were to void an issuance of the notes or the guarantees, you would no longer have a claim against us or the guarantors. Sufficient funds to repay the notes (or the related exchange notes) may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or the guarantors. In addition, any payment by us pursuant to the notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under the bankruptcy code.

We may not be able to make the change of control offer required by the Indentures.

Upon a change of control, subject to certain conditions, we are required to offer to repurchase all outstanding notes in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. We cannot assure you that we will have sufficient funds at the time of any change of control to make required repurchases of notes tendered. In addition, our other indebtedness agreements provide that certain change of control events will constitute an event of default thereunder. If the holders of the notes exercise their right to require us to repurchase all of the notes upon a change of control, the financial effect of this repurchase could cause a default under our other indebtedness, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of any such change of control to make the required repurchase of our other indebtedness and the notes or that restrictions in the Indentures will not allow such repurchases. In addition, holders may not be entitled to require us to repurchase their notes upon a change of control in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where our board of directors does not endorse a dissident slate of directors but approves them for purposes of the “Continuing Directors” definition. Lastly, certain other corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the Indentures. See “Description of 2024 Notes—Repurchase at the Option of Holders—Change of Control” and “Description of 2025 Notes—Repurchase at the Option of Holders—Change of Control,” as applicable, for additional information.

The market price of the notes may decline if we enter into a transaction that is not a change of control under the indentures.

We may enter into a highly leveraged transaction, reorganization, merger or similar transaction that is not a change of control under the indentures. Nevertheless, such transactions could result in a downgrade of our credit ratings, thereby negatively affecting the value of the notes.

Changes in credit ratings issued by nationally recognized statistical ratings organizations could adversely affect our cost of financing and the market price of our securities, including the notes.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading, or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities, including the notes offered hereby.

If the notes are rated investment grade at any time by both Moody’s Investor Service and Standard & Poor’s Ratings Services, most of the restrictive covenants and corresponding events of default contained in the indentures governing the notes will be suspended, resulting in a reduction of credit protection.

If, at any time, the credit rating on the applicable series of notes, as determined by both Moody’s Investors Service and Standard & Poor’s Ratings Services, equals or exceeds Baa3 and BBB-, respectively, or any equivalent replacement ratings, we will no longer be subject to most of the restrictive covenants and corresponding events of default contained in the applicable indenture. Any restrictive covenants or corresponding events of default that cease to apply to us as a result of achieving these ratings will be restored if one or both of the credit ratings on the notes later falls below these thresholds. However, during any period in which these restrictive covenants are suspended, we may incur other indebtedness, make restricted payments and take other actions that would have been prohibited if these covenants had been in effect. If the restrictive covenants are later restored, the actions taken while the covenants were suspended will not result in an event of default under the applicable indenture even if they would constitute an event of default at the time the covenants are restored. Accordingly, if these covenants and corresponding events of default are suspended, you will have less credit protection than you will at the time the notes are issued. See “Description of 2024 Notes—Suspension of Certain Covenants” and “Description of 2025 Notes—Suspension of Certain Covenants,” as applicable.

Risks Related to the Exchange Offer

If you do not properly tender your initial notes, you will continue to hold unregistered initial notes and be subject to the same limitations on your ability to transfer initial notes.

We will only issue exchange notes for initial notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you are eligible to participate in the exchange offer and do not tender your initial notes or if we do not accept your initial notes because you did not tender your initial notes properly, then, after we consummate the exchange offer, you will continue to hold initial notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the initial notes. In general, you may only offer or sell the initial notes if such transaction is registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreements, we do not currently anticipate that we will register under the Securities Act, any initial notes that remain outstanding after the Exchange Offer. In addition:

•	if you tender your initial notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for initial notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the expiration date, we will make additional copies of this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes acquired in this exchange offer. After the exchange offer is consummated, if you continue to hold any initial notes, you may have difficulty selling them because there will be fewer initial notes outstanding.

There is no active trading market for the exchange notes.

The exchange notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or, if developed, that it will continue or that you will be able to sell your exchange notes at a particular time or at favorable prices. We have not applied, and do not intend to apply for listing or quotation of the notes on any securities exchange or automated quotation system.

The liquidity of any market for the exchange notes is subject to a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the exchange offer;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

We understand that one or more of the initial purchasers with respect to the initial notes presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer or the pendency of an applicable shelf registration statement.

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer May Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related To Our Business

Our substantial indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness.

We have, and we expect to continue to have, a significant amount of indebtedness. As of September 30, 2015, we had total indebtedness under senior secured facilities, notes and other debt instruments of approximately $4 billion. Our substantial indebtedness has had, and could continue to have, material adverse consequences for our business, and may:

•	require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict our ability to make strategic acquisitions, dispositions or to exploit business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds (even when necessary to maintain adequate liquidity) or dispose of assets.

Under the Secured Credit Facilities and the Indentures, we may incur additional indebtedness. If new debt is added to our existing debt levels, the related risks that we now face would increase.

Furthermore, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk.

Restrictive covenants in the Secured Credit Facilities and the Indentures may restrict our ability to pursue our business strategies.

The Secured Credit Facilities and the Indentures each restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness and preferred stock, loans and investments, liens and affiliate transactions. The Secured Credit Facilities and the Indentures also contain customary events of default. These covenants could among other things, limit our ability to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. In addition, the Secured Credit Facilities and the Indentures require us to dedicate a portion of cash flow from operations to payments on debt and the Secured Credit Facilities contain financial covenants relating to maximum leverage and minimal interest coverage. Such requirements and covenants could limit the flexibility of our restricted entities in planning for, or reacting to, changes in the industries in which they operate. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under our Secured Credit Facilities could terminate their commitments and the lenders under our Secured Credit Facilities or the holders of the notes could accelerate repayment of our outstanding borrowings and, in either case, we may be unable to obtain adequate refinancing of outstanding borrowings on favorable terms or at all. If we are unable to repay outstanding borrowings when due, the lenders under the Secured Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them. If our obligations under the Secured Credit Facilities are accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness.

The sale or other disposition by HRG Group, Inc. (“HRG”), the holder of a majority of the outstanding shares of our common stock, to non-affiliates of a sufficient amount of the common stock of SB Holdings would constitute a change of control under the agreements governing our debt.

HRG owns a majority of the outstanding shares of the common stock of SB Holdings. The sale or other disposition by HRG to non-affiliates of a sufficient amount of the common stock of SB Holdings could constitute a change of control under certain of the agreements governing our debt, including any foreclosure on or sale of the SB Holdings’ common stock pledged as collateral by HRG pursuant to the indenture governing HRG’s 7.875% Senior Secured Notes due 2019. Under the Secured Credit Facilities, a change of control is an event of default and, if a change of control were to occur, we would be required to obtain an amendment to these agreements to avoid a default. If we were unable to obtain such an amendment, the lenders could accelerate the maturity of our Secured Credit Facilities. In addition, under the Indentures, upon a change of control, we are required to offer to repurchase such notes from the holders at a price equal to 101% of the principal amount of the notes plus accrued interest or obtain a waiver of default from the holders of such notes. If we were unable to make the change of control offer, or to obtain a waiver of default, it would be an event of default under the Indentures that could allow holders of such notes to accelerate the maturity of the notes.

We face risks related to the current economic environment.

The economic environment and related turmoil in the global financial system between 2008 and 2012 had an impact on our business and financial condition, and we may face additional challenges if economic and financial market conditions deteriorate in the future.

Global economic conditions have significantly impacted economic markets within certain sectors, with financial services and retail businesses being particularly impacted. Our ability to generate revenue depends significantly on discretionary consumer spending. It is difficult to predict new general economic conditions that could impact consumer and customer demand for our products or our ability to manage normal commercial relationships with our customers, suppliers and creditors. A number of negative economic factors, including constraints on the supply of credit to households, uncertainty and weakness in the labor market and general consumer fears of a new economic downturn could have a negative impact on discretionary consumer spending. If the economy deteriorates or fails to further improve, our business could be negatively impacted, including as a result of reduced demand for our products or supplier or customer disruptions. Any weakness in discretionary consumer spending could have a material adverse effect on our revenues, results of operations and financial condition. In addition, our ability to access the capital markets may be restricted at a time when it could be necessary or beneficial to do so, which could have an impact on our flexibility to react to changing economic and business conditions.

In the last few years, concern over continuing high unemployment, stagnant economic performance and government debt levels in many European Union countries caused significant fluctuations of the Euro relative to other currencies, such as the U.S. Dollar. Continued weakness of the European economy could lead to a decrease in consumer confidence, which could cause reductions in discretionary spending and demand for our products. Furthermore, sovereign debt issues could also lead to further significant, and potentially longer-term, economic issues such as reduced economic growth and devaluation of the Euro against the U.S. Dollar, any of which could adversely affect our business, financial conditions and operating results.

We depend on key personnel and may not be able to retain those employees or recruit additional qualified personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. Our business, financial condition and results of operations could be materially adversely affected if we lose any of these persons and are unable to attract and retain qualified replacements.

We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.

The markets in which we participate are very competitive. In the consumer battery market, our primary competitors are Duracell (a brand of Procter & Gamble), Energizer and Panasonic (a brand of Matsushita). In the electric shaving and grooming and electric personal care product markets, our primary competitors are Braun (a brand of Procter & Gamble), Norelco (a brand of Philips), and Vidal Sassoon and Revlon (brands of Helen of Troy). In the pet supplies market, our primary competitors are Mars, Hartz and Central Garden & Pet. In the Home and Garden Business, our principal national competitors are Scotts, Central Garden & Pet and S.C. Johnson. Our principal national competitors within our small appliances product category include Jarden Corporation, DeLonghi America, Euro-Pro Operating LLC, Metro Thebe, Inc., (d/b/a HWI Breville) NACCO Industries, Inc. (Hamilton Beach ) and SEB S.A. In the hardware and home improvement industry, our principal competitors are Schlage, a division of Allegion, Masco, Fortune Brands, Kohler and American Standard. In the global auto care business, our primary competitors are Valvoline, Prestone, Turtle Wax, Black Magic and Store Brands- In each of these markets, we also face competition from numerous other companies. In addition, in a number of our product lines, we compete with our retail customers, who use their own private label brands, and with distributors and foreign manufacturers of unbranded products. Significant new competitors or increased competition from existing competitors may adversely affect our business, financial condition and results of our operations.

We compete with our competitors for consumer acceptance and limited shelf space based upon brand name recognition, perceived product quality, price, performance, product features and enhancements, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies, and new product introductions. Our ability to compete in these consumer product markets may be adversely affected by a number of factors, including, but not limited to, the following:

•	We compete against many well-established companies that may have substantially greater financial and other resources, including personnel and research and development, and greater overall market share than us.

•	In some key product lines, our competitors may have lower production costs and higher profit margins than us, which may enable them to compete more aggressively in offering retail discounts, rebates and other promotional incentives.

•	Technological advancements, product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products.

•	Consumer purchasing behavior may shift to distribution channels, including to online retailers, where we and our customers do not have a strong presence.

•	Consumer preferences may change to lower margin products or products other than those we market.

•	We may not be successful in the introduction, marketing and manufacture of any new products or product innovations or be able to develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance.

Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and sales, or be forced to reduce our prices to meet competition. If our product offerings are unable to compete successfully, our sales, results of operations and financial condition could be materially and adversely affected. In addition, we may be unable to implement changes to our products or otherwise adapt to changing consumer trends. If we are unable to respond to changing consumer trends, our operating results and financial condition could be adversely affected.

Sales of certain of our products are seasonal and may cause our operating results and working capital requirements to fluctuate.

On a consolidated basis our financial results are approximately equally weighted between quarters, however, sales of certain product categories tend to be seasonal. Sales in the consumer battery, electric shaving and grooming and electric personal care product categories, particularly in North America, tend to be concentrated in the December holiday season (our first fiscal quarter). Demand for hardware and home improvement products increases during the spring and summer construction period (our third and fourth fiscal quarters) and demand for pet supplies products remains fairly constant throughout the year. Demand for home and garden control products typically peaks during the first six months of the calendar year (our second and third fiscal quarters). Small Appliances peaks from July through December primarily due to the increased demand by customers in the late summer for “back-to-school” sales and in the fall for the holiday season. Demand for auto care products is generally at its highest during the period from March to June (Spectrum’s second and third fiscal quarters) based upon historical customer seasonal purchasing patterns and timing of promotional activities. As a result of this seasonality, our inventory and working capital needs fluctuate significantly throughout the year. In addition, orders from retailers are often made late in the period preceding the applicable peak season, making forecasting of production schedules and inventory purchases difficult. If we are unable to accurately forecast and prepare for customer orders or our working capital needs, or there is a general downturn in business or economic conditions during these periods, our business, financial condition and results of operations could be materially and adversely affected.

Adverse weather conditions during our peak selling seasons for our home and garden control and auto care products could have a material adverse effect on our Home and Garden Business and auto care business.

Weather conditions have a significant impact on the timing and volume of sales of certain of our lawn and garden and household insecticide and repellent products. For example, periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides. Adverse weather conditions during the first six months of the calendar year (our second and third fiscal quarters), when demand for home and garden control products typically peaks, could have a material adverse effect on our Home and Garden Business and our financial results during such period. Weather can also influence customer behavior for our auto care products, especially with appearance products, which sell best during warm, dry weather. There could be a material adverse effect on the auto care segment if the weather is cold or wet, especially during peak sales season.

We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.

Approximately 40% of our net sales for the fiscal year ended September 30, 2015 were to customers outside of the U.S. Our pursuit of international growth opportunities may require significant investments for an extended period before returns on these investments, if any, are realized. Our international operations are subject to risks including, among others:

•	currency fluctuations, including, without limitation, fluctuations in the foreign exchange rate of the Euro, British Pound, Brazilian Real, Canadian Dollar, Australian Dollar, Japanese Yen and the Mexican Peso;

•	changes in the economic conditions or consumer preferences or demand for our products in these markets;

•	the risk that because our brand names may not be locally recognized, we must spend significant amounts of time and money to build brand recognition without certainty that we will be successful;

•	labor unrest;

•	political and economic instability, as a result of war, terrorist attacks, pandemics, natural disasters or otherwise;

•	lack of developed infrastructure;

•	longer payment cycles and greater difficulty in collecting accounts;

•	restrictions on transfers of funds;

•	import and export duties and quotas, as well as general transportation costs;

•	changes in domestic and international customs and tariffs;

•	changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

•	inadequate protection of intellectual property in foreign countries;

•	unexpected changes in regulatory environments;

•	difficulty in complying with foreign law; and

•	adverse tax consequences.

The foregoing factors may have a material adverse effect on our ability to increase or maintain our supply of products, financial condition or results of operations.

Our products utilize certain key raw materials; any significant increase in the price of, or change in supply and demand for, these raw materials could have a material and adverse effect on our business, financial condition and profits.

The principal raw materials used to produce our products—including zinc powder, brass, electrolytic manganese dioxide powder, petroleum-based plastic materials, steel, aluminum, copper and corrugated materials (for packaging)—are sourced either on a global or regional basis by us or our suppliers, and the prices of those raw materials are susceptible to price fluctuations due to supply and demand trends, energy costs, transportation costs, government regulations, duties and tariffs, changes in currency exchange rates, price controls, general economic conditions and other unforeseen circumstances. In particular, during the years 2012 and 2013, we experienced extraordinary price increases for raw materials, particularly as a result of strong demand from China. Although we may increase the prices of certain of our goods to our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our margins may be adversely impacted by such cost increases. We cannot provide any assurance that our sources of supply will not be interrupted due to changes in worldwide supply of or demand for raw materials or other events that interrupt material flow, which may have an adverse effect on our profitability and results of operations.

We regularly engage in forward purchase and hedging derivative transactions in an attempt to effectively manage and stabilize some of the raw material costs we expect to incur over the next 12 to 24 months. However, our hedging positions may not be effective, or may not anticipate beneficial trends, in a particular raw material market or may, as a result of changes in our business, no longer be useful for us. In addition, for certain of the principal raw materials we use to produce our products, such as electrolytic manganese dioxide powder, there are no available effective hedging markets. If these efforts are not effective or expose us to above average costs for an extended period of time, and we are unable to pass our raw materials costs on to our customers, our future profitability may be materially and adversely affected. Furthermore, with respect to transportation costs, certain modes of delivery are subject to fuel surcharges which are determined based upon the current cost of diesel fuel in relation to pre-established agreed upon costs. We may be unable to pass these fuel surcharges on to our customers, which may have an adverse effect on our profitability and results of operations.

In addition, we have exclusivity arrangements and minimum purchase requirements with certain of our suppliers for the Home and Garden Business, which increase our dependence upon and exposure to those suppliers. Some of those agreements include caps on the price we pay for our supplies and in certain instances, these caps have allowed us to purchase materials at below market prices. When we attempt to renew those contracts, the other parties to the contracts may not be willing to include or may limit the effect of those caps and could even attempt to impose above market prices in an effort to make up for any below market prices paid by us prior to the renewal of the agreement. Any failure to timely obtain suitable supplies at competitive prices could materially adversely affect our business, financial condition and results of operations.

We may not be able to fully utilize our U.S. net operating loss carryforwards.

As of September 30, 2015, we had U.S. federal net operating loss carryforwards (“NOLs”) of $894.5 million and state NOLs of $68.7 million with capital loss carryforwards of $14.2 million. These NOLs expire through years ending in 2035. As of September 30, 2015, we determined that it continues to be more likely than not that the U.S. federal and most of the U.S. state net deferred tax asset, will not be realized in the future and as such recorded a full valuation allowance to offset the net U.S. federal and most of the U.S. state deferred tax asset, including our NOLs. In addition, as a consequence of earlier business combinations and issuances of common stock, the Company and its subsidiaries have had various changes of ownership, as defined under Section 382 of the Internal Revenue Code (the “IRC”) of 1986, as amended, that continue to subject a significant amount of our U.S. NOLs and other tax attributes to certain limitations.

As of September 30, 2015, we estimate that approximately $272.9 million of the total U.S. federal NOLs with a federal tax benefit of $95.5 million and tax benefits of $16.7 million related to state NOLs would expire unused even if the Company generates sufficient income to otherwise use all its NOLs, due to the limitation in Section 382 of the IRC.

If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted.

Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our business, financial condition and results of operations.

As a result of consolidation of retailers and consumer trends toward national mass merchandisers, a significant percentage of our sales are attributable to a very limited group of customers. Our largest customer accounted for 15% of our consolidated net sales for the fiscal year ended September 30, 2015. As these mass merchandisers and retailers grow larger and become more sophisticated, they may demand lower pricing, special packaging or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. Because of the importance of these key customers, demands for price reductions or promotions, reductions in their purchases, changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations.

Although we have long-established relationships with many of our customers, we do not have long-term agreements with them and purchases are generally made through the use of individual purchase orders. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major customers, or significant pressure to reduce prices from any of these major customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, a significant deterioration in the financial condition of the retail industry in general, the bankruptcy of any of our customers or if any of our customers were to leave the business, could have a material adverse effect on our sales and profitability.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase products on a “just-in-time” basis. Due to a number of factors, including (i) manufacturing lead-times, (ii) seasonal purchasing patterns and (iii) the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate our retailers’ and customers’ demands, which could in the future require us to carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory or result in excess inventory becoming difficult to manage, unusable or obsolete. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are cancelling orders or returning products, which may have a material adverse effect on our business. See “We and AAG have similar major customers and the loss of any significant customer may adversely affect our results of operations.”

Furthermore, we primarily sell branded products and a move by one or more of our large customers to sell significant quantities of private label products, which we do not produce on their behalf and which directly compete with our products, could have a material adverse effect on our business, financial condition and results of operations.

As a result of our international operations, we face a number of risks related to exchange rates and foreign currencies.

Our international sales and certain of our expenses are transacted in foreign currencies. During the fiscal year ended September 30, 2015, approximately 40% of our net sales and operating expenses were denominated in foreign currencies. We expect that the amount of our revenues and expenses transacted in foreign currencies will increase as our Latin American, European and Asian operations grow and as a result of acquisitions in these markets and, as a result, our exposure to risks associated with foreign currencies could increase accordingly. Significant changes in the value of the U.S. dollar in relation to foreign currencies will affect our cost of goods sold and our operating margins and could result in exchange losses or otherwise have a material effect on our business, financial condition and results of operations. Changes in currency exchange rates may also affect our sales to, purchases from and loans to our subsidiaries as well as sales to, purchases from and bank lines of credit with our customers, suppliers and creditors that are denominated in foreign currencies.

We source many products from China and other Asian countries. To the extent the Chinese Renminbi (“RMB”) or other currencies appreciate with respect to the U.S. dollar, we may experience fluctuations in our results of operations. Since 2005, the RMB has no longer been pegged to the U.S. dollar at a constant exchange rate and instead fluctuates versus a basket of currencies. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate within a flexible peg range against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure to currency fluctuations. Further, we may not be successful in implementing customer pricing or other actions in an effort to mitigate the impact of currency fluctuations and, thus, our results of operations may be adversely impacted.

Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries.

We are subject to three EU Directives that may have a material impact on our business: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment, Waste of Electrical and Electronic Equipment and the Directive on Batteries and Accumulators and Waste Batteries, discussed below. Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment requires us to eliminate specified hazardous materials from products we sell in EU member states. Waste of Electrical and Electronic Equipment requires us to collect and treat, dispose of or recycle certain products we manufacture or import into the EU at our own expense. The EU Directive on Batteries and Accumulators and Waste Batteries bans heavy metals in batteries by establishing maximum quantities of heavy metals in batteries and mandates waste management of these batteries, including collection, recycling and disposal systems, with the costs imposed upon producers and importers such as us. The costs associated with maintaining compliance or failing to comply with the EU Directives may harm our business. For example:

•	Although contracts with our suppliers address related compliance issues, we may be unable to procure appropriate Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment compliant material in sufficient quantity and quality and/or be able to incorporate it into our product procurement processes without compromising quality and/or harming our cost structure.

•	We may face excess and obsolete inventory risk related to non-compliant inventory that we may hold for which there is reduced demand, and we may need to write down the carrying value of such inventories.

•	We may be unable to sell certain existing inventories of our batteries in Europe and other countries that have adopted similar regulations.

Many of the developing countries in which we operate do not have significant governmental regulation relating to environmental safety, occupational safety, employment practices or other business matters routinely regulated in the U.S. and EU or may not rigorously enforce such regulation. As these countries and their economies develop, it is possible that new regulations or increased enforcement of existing regulations may increase the expense of doing business in these countries. In addition, social legislation in many countries in which we operate may result in significantly higher expenses associated with labor costs, terminating employees or distributors and closing manufacturing facilities. Increases in our costs as a result of increased regulation, legislation or enforcement could materially and adversely affect our business, results of operations and financial condition.

We may not be able to adequately establish and protect our intellectual property rights, and the infringement or loss of our intellectual property rights could harm our business.

To establish and protect our intellectual property rights, we rely upon a combination of national, foreign and multi-national patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual arrangements. The measures that we take to protect our intellectual property rights may prove inadequate to prevent third parties from infringing or misappropriating our intellectual property. We may need to resort to litigation to enforce or defend our intellectual property rights. If a competitor or collaborator files a patent application claiming technology also claimed by us, or a trademark application claiming a trademark, service mark or trade dress also used by us, in order to protect our rights, we may have to participate in expensive and time consuming opposition or interference proceedings before the U.S. Patent and Trademark Office or a similar foreign agency. Similarly, our intellectual property rights may be challenged by third parties or invalidated through administrative process or litigation. The costs associated with protecting intellectual property rights, including litigation costs, may be material. Furthermore, even if our intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights, or our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Obtaining, protecting and defending intellectual property rights can be time consuming and expensive, and may require us to incur substantial costs, including the diversion of the time and resources of management and technical personnel.

Moreover, the laws of certain foreign countries in which we operate or may operate in the future do not protect, and the governments of certain foreign countries do not enforce, intellectual property rights to the same extent as do the laws and government of the U.S., which may negate our competitive or technological advantages in such markets. Also, some of the technology underlying our products is the subject of nonexclusive licenses from third parties. As a result, this technology could be made available to our competitors at any time. If we are unable to establish and then adequately protect our intellectual property rights, our business, financial condition and results of operations could be materially and adversely affected.

We license various trademarks, trade names and patents from third parties for certain of our products. These licenses generally place marketing obligations on us and require us to pay fees and royalties based on net sales or profits. Typically, these licenses may be terminated if we fail to satisfy certain minimum sales obligations or if we breach the terms of the license. The termination of these licensing arrangements could adversely affect our business, financial condition and results of operations.

In our Global Batteries & Appliances segment, we license the use of the Black and Decker brand for marketing in certain small household appliances in North America, South America (excluding Brazil) and the Caribbean. In July 2014, The Black and Decker Corporation (“BDC”) extended the license agreement through December 2018. The failure to renew the license agreement with BDC or to enter into a new agreement on acceptable terms for the period following December 2018 could have a material adverse effect on our financial condition, liquidity and results of operations. Additionally, in connection with our acquisition of the HHI Business, we received a limited right to use certain Stanley Black and Decker trademarks, brand names and logos in marketing our products and services for only five years. Pursuant to a transitional trademark license agreement, Stanley Black and Decker granted us the right to use the “Stanley” and “Black and Decker” marks and logos, and certain other marks and logos, for up to five years after the completion of the HHI Business acquisition in connection with certain products and services. When our right to use these Stanley Black and Decker trademarks, brand names and logos expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. If we are unable to successfully manage the transition of our business to our new brand, our reputation among our customers could be adversely affected, and our revenue and profitability could decline.

Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.

From time to time in the past we have been subject to claims that we are infringing the intellectual property of others. We currently are the subject of such claims and it is possible that third parties will assert infringement claims against us in the future. An adverse finding against us in these or similar trademark or other intellectual property litigations may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time consuming and expensive, and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. If we are deemed to be infringing a third party’s intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative intellectual property on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or trademarks. Any significant restriction on our proprietary or licensed intellectual property that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on a few suppliers and one of our U.S. facilities for certain of our products makes us vulnerable to a disruption in the supply of our products.

Although we have long-standing relationships with many of our suppliers, we generally do not have long-term contracts with them. An adverse change in any of the following could have a material adverse effect on our business, financial condition and results of operations:

•	our ability to identify and develop relationships with qualified suppliers;

•	the terms and conditions upon which we purchase products from our suppliers, including applicable exchange rates, transport and other costs, our suppliers’ willingness to extend credit to us to finance our inventory purchases and other factors beyond our control;

•	the financial condition of our suppliers;

•	political and economic instability in the countries in which our suppliers are located, as a result of war, terrorist attacks, pandemics, natural disasters or otherwise;

•	our ability to import outsourced products;

•	our suppliers’ noncompliance with applicable laws, trade restrictions and tariffs; or

•	our suppliers’ ability to manufacture and deliver outsourced products according to our standards of quality on a timely and efficient basis.

If our relationship with one of our key suppliers is adversely affected, we may not be able to quickly or effectively replace such supplier and may not be able to retrieve tooling, molds or other specialized production equipment or processes used by such supplier in the manufacture of our products. The loss of one or more of our suppliers, a material reduction in their supply of products or provision of services to us or extended disruptions or interruptions in their operations could have a material adverse effect on our business, financial condition and results of operations.

We manufacture the majority of our foil cutting systems for our shaving product lines, using specially designed machines and proprietary cutting technology, at our Portage, Wisconsin facility. In addition, we also manufacture the majority of our residential door locks at our Subic Bay, Philippines facility. Our home and garden products are mainly manufactured from our St. Louis, Missouri, facility. Damage to these facilities, or prolonged interruption in the operations of these facilities whether for repairs, as a result of labor difficulties or for other reasons, could have a material adverse effect on our ability to manufacture and sell our foil shaving, residential door locks and home and garden products which could in turn harm our business, financial condition and results of operations.

We face risks related to our sales of products obtained from third-party suppliers.

We sell a significant number of products that are manufactured by third party suppliers over which we have no direct control. While we have implemented processes and procedures to try to ensure that the suppliers we use are complying with all applicable regulations, there can be no assurances that such suppliers in all instances will comply with such processes and procedures or otherwise with applicable regulations. Noncompliance could result in our marketing and distribution of contaminated, defective or dangerous products which could subject us to liabilities and could result in the imposition by governmental authorities of procedures or penalties that could restrict or eliminate our ability to purchase products from non-compliant suppliers. Any or all of these effects could adversely affect our business, financial condition and results of operations.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act includes provisions regarding certain minerals and metals, known as conflict minerals, mined from the Democratic Republic of Congo and adjoining countries. These provisions require companies to undertake due diligence procedures and report on the use of conflict minerals in its products, including products manufactured by third parties. Compliance with these provisions will cause us to incur costs to certify that our supply chain is conflict free and we may face difficulties if our suppliers are unwilling or unable to verify the source of their materials. Our ability to source these minerals and metals may also be adversely impacted. In addition, our customers may require that we provide them with a certification and our inability to do so may disqualify us as a supplier.

Class action and derivative action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.

We and certain of our officers and directors have been named in the past, and, may be named in the future, as defendants of class action and derivative action lawsuits. In the past, we have also received requests for information from government authorities. Regardless of their subject matter or merits, class action lawsuits and other government investigations may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations.

We may be exposed to significant product liability claims which our insurance may not cover and which could harm our reputation.

In the ordinary course of our business, we may be named as a defendant in lawsuits involving product liability claims. In any such proceeding, plaintiffs may seek to recover large and sometimes unspecified amounts of damages and the matters may remain unresolved for several years. Any such matters could have a material adverse effect on our business, results of operations and financial condition if we are unable to successfully defend against or settle these matters or if our insurance coverage is insufficient to satisfy any judgments against us or settlements relating to these matters. Although we have product liability insurance coverage and an excess umbrella policy, our insurance policies may not provide coverage for certain, or any, claims against us or may not be sufficient to cover all possible liabilities. Additionally, we do not maintain product recall insurance. We may not be able to maintain such insurance on acceptable terms, if at all, in the future. Moreover, any adverse publicity arising from claims made against us, even if the claims were not successful, could adversely affect the reputation and sales of our products. In particular, product recalls or product liability claims challenging the safety of our products may result in a decline in sales for a particular product and could damage the reputation or the value of the related brand. This could be true even if the claims themselves are ultimately settled for immaterial amounts. This type of adverse publicity could occur and product liability claims could be made in the future.

We may incur material capital and other costs due to environmental liabilities.

We are subject to a broad range of federal, state, local, foreign and multi-national laws and regulations relating to the environment. These include laws and regulations that govern:

•	discharges to the air, water and land;

•	the handling and disposal of solid and hazardous substances and wastes; and

•	remediation of contamination associated with release of hazardous substances at our facilities and at off-site disposal locations.

Risk of environmental liability is inherent in our business. As a result, material environmental costs may arise in the future. In particular, we may incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies, such as the EU Directives: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment, Waste of Electrical and Electronic Equipment and the Directive on Batteries and Accumulators and Waste Batteries, discussed above. Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries. See “—Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries.”

Moreover, there are proposed international accords and treaties, as well as federal, state and local laws and regulations, that would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or foreign governments enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased manufacturing costs for our products, such as by requiring investment in new pollution control equipment or changing the ways in which certain of our products are made. We may incur some of these costs directly and others may be passed on to us from our third-party suppliers. Although we believe that we are substantially in compliance with applicable environmental laws and regulations at our facilities, we may not always be in compliance with such laws and regulations or any new laws and regulations in the future, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties or former properties. We have not conducted invasive testing at all of our facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, material liabilities may arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in investigative or remedial projects at a few of our facilities and any liabilities arising from such investigative or remedial projects at such facilities may have a material effect on our business, financial condition and results of operations.

In addition, in connection with certain business acquisitions, we have assumed, and in connection with future acquisitions may assume in the future, certain potential environmental liabilities. To the extent we have not identified such environmental liabilities or to the extent the indemnifications obtained from our counterparties are insufficient to cover such environmental liabilities, these environmental liabilities could have a material adverse effect on our business.

We are also subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are responsible as a result of our relationship with such other parties. These proceedings are under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) or similar state or foreign jurisdiction laws that hold persons who “arranged for” the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and remediating contamination at a site. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, it is either premature to determine if our potential liability, if any, will be material or we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state or foreign jurisdiction laws in the future for other sites not currently known to us, and the costs and liabilities associated with these sites may have a material adverse effect on our business, financial condition and results of operations.

Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Certain of our products sold through, and facilities operated under, each of our business segments are regulated by the Environmental Protection Agency (“EPA”), the Food and Drug Administration (“FDA”) or other federal consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. For example, in the U.S., all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. Our inability to obtain, or the cancellation of, any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients, but we may not always be able to avoid or minimize these risks.

As a distributor of consumer products in the U.S., certain of our products are also subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (the “Consumer Commission”) to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Commission could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any additional repurchases or recalls of our products could be costly to us and could damage the reputation or the value of our brands. If we are required to remove, or we voluntarily remove our products from the market, our reputation or brands could be tarnished and we may have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the Consumer Commission of a potential safety hazard can result in significant fines being assessed against us. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future.

The Food Quality Protection Act (“FQPA”) established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the FQPA, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products that are sold through the Home and Garden Business continue to be evaluated by the EPA as part of this program. It is possible that the EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations of active ingredients used in our products.

In addition, the use of certain pesticide products that are sold through our Home and Garden Business may, among other things, be regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may require that only certified or professional users apply the product, that users post notices on properties where products have been or will be applied or that certain ingredients may not be used. Compliance with such public health regulations could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Any failure to comply with these laws or regulations, or the terms of applicable environmental permits, could result in us incurring substantial costs, including fines, penalties and other civil and criminal sanctions or the prohibition of sales of our pest control products. Environmental law requirements, and the enforcement thereof, change frequently, have tended to become more stringent over time and could require us to incur significant expenses.

Most federal, state and local authorities require certification by Underwriters Laboratory, Inc. (“UL”), an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products may not meet the specifications required by these authorities. A determination that any of our products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

A cybersecurity breach or failure of one or more key information technology systems could have a material adverse impact on our business or reputation.

We rely extensively on information technology (IT) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business.

Our IT systems have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyber-attacks. We continue to assess potential threats and make investments seeking to address these threats, including monitoring of networks and systems and upgrading skills, employee training and security policies for the Company and its third-party providers. However, because the techniques used in these attacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, we have seen no material impact on our business or operations from these attacks; however, we cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers’ databases or systems. If the IT systems, networks or service providers we rely upon fail to function properly, or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information, and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition and results of operations.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy- and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products.

We historically have relied upon adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU Safe Harbor Framework agreed to by the U.S. Department of Commerce and the EU. The U.S.-EU Safe Harbor Framework, which established means for legitimizing the transfer of personal data by U.S. companies from the European Economic Area, or EEA, to the U.S., recently was invalidated by a decision of the European Court of Justice, or the ECJ. In light of the ECJ’s decision, we are reviewing our business practices and may find it necessary or desirable to make changes to our personal data handling to cause our transfer and receipt of EEA residents’ personal data to be legitimized under applicable European law. Our actual or alleged failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations.

Public perceptions that some of the products we produce and market are not safe could adversely affect us.

On occasion, customers have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that any of our products are not safe, whether justified or not, could impair our reputation, damage our brand names and have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on certain third party trademarks, brand names and logos over which we do not have exclusive use of. Public perception that any such third party trademarks, band names and logos used by us are not safe, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to negotiate satisfactory terms to continue existing or enter into additional collective bargaining agreements, we may experience an increased risk of labor disruptions and our results of operations and financial condition may suffer.

Approximately 16% of our total labor force is covered by collective bargaining agreements. There are 4 collective bargaining agreements that will expire during our fiscal year ending September 30, 2016, which cover approximately 60% of the labor force under collective bargaining agreements, or approximately 10% of our total labor force. While we currently expect to negotiate continuations to the terms of these agreements, there can be no assurances that we will be able to obtain terms that are satisfactory to us or otherwise to reach agreement at all with the applicable parties. In addition, in the course of our business, we may also become subject to additional collective bargaining agreements. These agreements may be on terms that are less favorable than those under our current collective bargaining agreements. Increased exposure to collective bargaining agreements, whether on terms more or less favorable than our existing collective bargaining agreements, could adversely affect the operation of our business, including through increased labor expenses. While we intend to comply with all collective bargaining agreements to which we are subject, there can be no assurances that we will be able to do so and any noncompliance could subject us to disruptions in our operations and materially and adversely affect our results of operations and financial condition.

Significant changes in actual investment return on pension assets, discount rates and other factors could affect our results of operations, equity and pension contributions in future periods.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. Generally Accepted Accounting Principles (“GAAP”) requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and other economic conditions, which may change based on changes in key economic indicators. The most significant assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity. Although pension expense and pension funding contributions are not directly related, key economic factors that affect pension expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act of 1974, as amended.

If our goodwill, indefinite-lived intangible assets or other long-term assets become impaired, we will be required to record additional impairment charges, which may be significant.

A significant portion of our long-term assets consist of goodwill, other indefinite-lived intangible assets and finite-lived intangible assets recorded as a result of past acquisitions as well as through fresh start reporting. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived intangible assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair value. If analysis indicates that an individual asset’s carrying value does exceed its fair value, the next step is to record a loss equal to the excess of the individual asset’s carrying value over its fair value.

The steps required by GAAP entail significant amounts of judgment and subjectivity. Events and changes in circumstances that may indicate that there may be an impairment and which may indicate that interim impairment testing is necessary include, but are not limited to: strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions; the impact of the economic environment on the customer base and on broad market conditions that drive valuation considerations by market participants; our internal expectations with regard to future revenue growth and the assumptions we make when performing impairment reviews; a significant decrease in the market price of our assets; a significant adverse change in the extent or manner in which our assets are used; a significant adverse change in legal factors or the business climate that could affect our assets; an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset; and significant changes in the cash flows associated with an asset. As a result of such circumstances, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill, indefinite-lived intangible assets or other long-term assets is determined. Any such impairment charges could have a material adverse effect on our business, financial condition and operating results.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

Disruption or failures of our information technology systems could have a material adverse effect on our business.

Our information technology systems are susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. We depend on our information technology systems for the effectiveness of our operations and to interface with our customers, as well as to maintain financial records and accuracy. Disruption or failures of our information technology systems could impair our ability to effectively and timely provide our services and products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business.

Our acquisition and expansion strategy may not be successful.

Our growth strategy is based in part on growth through acquisitions, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue additional equity, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or expansion of our operations. The execution of our acquisition and expansion strategy could entail repositioning or similar actions that in turn require us to record impairments, restructuring and other charges. Any such charges would reduce our earnings. We cannot guarantee that any future business acquisitions will be pursued or that any acquisitions that are pursued will be consummated.

Significant costs have been incurred and are expected to be incurred in connection with the consummation of recent and future business acquisitions and the integration of such acquired businesses with Spectrum into a combined company, including legal, accounting, financial advisory and other costs.

We expect to incur one-time costs in connection with integrating our operations, products and personnel and those of businesses we acquire into a combined company, in addition to costs related directly to completing such acquisitions. We would expect similar costs to be incurred with any future acquisition. These costs may include expenditures for:

•	employee redeployment, relocation or severance;

•	integration of operations and information systems;

•	combination of research and development teams and processes; and

•	reorganization or closures of facilities.

In addition, we expect to incur a number of non-recurring costs associated with combining our operations with those of acquired businesses. Additional unanticipated costs may yet be incurred as we integrate our business with acquired businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of our operations with those of acquired businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term. Additionally, while we expect to benefit from leveraging distribution channels and brand names among the Company and the businesses we acquire, we cannot assure you that we will achieve such benefits.

We may not realize the anticipated benefits of, and synergies from, our business acquisitions and may become responsible for certain liabilities and integration costs as a result.

Business acquisitions involve the integration of new businesses that have previously operated independently from us. The integration of our operations with those of acquired businesses is frequently expected to result in financial and operational benefits, including increased top line growth, margins, revenues and cost savings and be accretive to earnings per share, earnings before interest, taxes, depreciation and amortization and free cash flow before synergies. There can be no assurance, however, regarding when or the extent to which we will be able to realize these increased top line growth, margins, revenues, cost savings or accretions to earnings per share, earnings before interest, taxes, depreciation and amortization or free cash flow or other benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts and different opinions on technical decisions and product roadmaps. We will often be required to integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which may be dissimilar.

In some instances, we and certain acquired businesses have served the same customers, and some customers may decide that it is desirable to have additional or different suppliers. Difficulties associated with the integration of acquired businesses could have a material adverse effect on our business.

We may also acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business or the rights to market specific products or use specific product names may involve a financial commitment by us, either in the form of cash or equity consideration. In the case of a new license, such commitments are usually in the form of prepaid royalties and future minimum royalty payments. There is no guarantee that we will acquire businesses or product distribution rights that will contribute positively to our earnings. Anticipated synergies may not materialize, cost savings may be less than expected, sales of products may not meet expectations and acquired businesses may carry unexpected liabilities.

In addition, in connection with business acquisitions, we have assumed, and may assume in connection with future acquisitions, certain potential liabilities. To the extent such liabilities are not identified by us or to the extent the indemnifications obtained from third parties are insufficient to cover such liabilities, these liabilities could have a material adverse effect on our business.

Integrating our business with acquired businesses may divert our management’s attention away from operations.

Successful integration of acquired businesses’ operations, products and personnel with us may place a significant burden on our management and other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm our business, financial condition and operating results.

As a result of business acquisitions, we may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require us to incur substantial additional costs to recruit replacement personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of business acquisitions, our current and prospective employees could experience uncertainty about their future roles. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business. In addition, we currently do not maintain “key person” insurance covering any member of our management team.

If any of our key personnel or those of our acquired businesses were to join a competitor or form a competing company, existing and potential customers or suppliers could choose to form business relationships with that competitor instead of us. There can be no assurance that confidentiality, non-solicitation, non-competition or similar agreements signed by former directors, officers, employees or stockholders of us, our acquired businesses or our transactional counterparties will be effective in preventing a loss of business.

General customer uncertainty related to our business acquisitions could harm us.

Our customers may, in response to the announcement or consummation of a business acquisition, delay or defer purchasing decisions. If our customers delay or defer purchasing decisions, our revenues could materially decline or any anticipated increases in revenue could be lower than expected.

We are required to supply certain products and services to Stanley Black & Decker and its subsidiaries pursuant to the terms of certain supply agreements for a period of time after the completion of the HHI Business acquisition. Our provision of products and services under these agreements require us to dedicate resources of the HHI Business and may result in unfavorable results to us.

Certain products and services currently used by Stanley Black and Decker are produced and provided using equipment of the HHI Business which includes the acquired Tong Lung Metal Industry Co. Ltd. (the “TLM Business”) that we acquired or certain equipment belonging to Stanley Black and Decker and its subsidiaries that will continue to be located for a period of time after the completion of the HHI Business acquisition at facilities operated by the HHI Business and the TLM Business and maintained by us pursuant to certain specifications. We and Stanley Black and Decker entered into supply agreements (each, a “Supply Agreement”) whereby we provide Stanley Black and Decker and its subsidiaries with certain of these products and services for a period of time. This requires us to dedicate resources of the HHI Business and the TLM Business towards the provision of these products and services and may result in unfavorable results to us. These Supply Agreements are an accommodation to Stanley Black and Decker and its subsidiaries as part of the HHI Business acquisition, and the pricing of the products and services is on terms more favorable to Stanley Black and Decker and its subsidiaries than it would be in the ordinary course of business.

We face significant risks from the AAG Acquisition similar to risks generally associated with our acquisition and expansion strategy.

The AAG Acquisition subjects us to significant risks generally associated with our acquisition and expansion strategy. Significant costs have been incurred and are expected to be incurred in connection with the AAG Acquisition and our integration of AAG with our business, including legal, accounting, financial advisory and other costs. We may also not realize the anticipated benefits of, and synergies from, the AAG Acquisition and will be responsible for certain liabilities and integration costs as a result of the AAG Acquisition. As a result of the AAG Acquisition and other acquisitions, we may also not be able to retain key personnel or recruit additional qualified personnel, which could require us to incur substantial additional costs. Each of these general risks for acquisition and expansion activities, which are described in more detail in this prospectus (See “Our acquisition and expansion strategy may not be successful”), could result in the AAG Acquisition having a material adverse effect on our business.

We and AAG have similar major customers and the loss of any significant customer may adversely affect our results of operations.

A limited number of the same customers represent a large percentage of our and AAG’s respective net sales. One of our largest customers accounted for approximately 23% of AAG’s net sales for the twelve months ended December 31, 2014. AAG’s largest customer accounted for approximately 12% of net sales for the same period and no other customer accounted for more than 10% of AAG’s net sales for the same period. The success of our and AAG’s businesses depend, in part, on our ability to maintain our level of sales and product distribution through high volume distributors, retailers, super centers and mass merchandisers.

Currently, neither we nor AAG have long-term supply agreements with a substantial number of our retail customers, including our largest customers. These high-volume stores and mass merchandisers frequently reevaluate the products they carry. A decision by our major customers to discontinue or decrease the amount of products purchased from us, sell a national brand on an exclusive basis or change the manner of doing business with us, could reduce our revenues and materially adversely affect our results of operations. See “Risks Related to our Business—Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our business, financial condition and results of operations”.

A change in governmental regulations regarding the use of refrigerant gas R-134a or its potential future substitutes could have a material adverse effect on AAG’s ability to sell its aftermarket A/C products.

The refrigerant R-134a is critical component of AAG’s aftermarket A/C products and is used in products which comprised approximately 90% of its gross sales in its fiscal year ended December 31, 2014. Older generation refrigerants such as R-12 (Freon) have been regulated for some time in the United States and elsewhere, due to concerns about their potential to contribute to ozone depletion. In recent years, refrigerants such as R-134a, which is an approved substitute for R-12, have also become the subject of regulatory focus due to their potential to contribute to global warming.

The European Union has passed regulations that require the phase out of R-134a in automotive cooling systems in new vehicles by 2017. In the United States, AAG has reported that it cannot predict what future action, if any, the EPA will take on the regulation of R-134a. But based on currently available information, it believes that it would take some time for suitable alternatives to R-134a to come into full scale commercial production and therefore such alternatives would not be readily available for wide spread use in new car models. If the future use of R-134a is phased out or is limited or prohibited in jurisdictions in which we do business, the future market for AAG’s products containing R-134a may be limited, which could have a material adverse impact on its results of operations, financial condition, and cash flows.

In addition, regulations may be enacted governing the packaging, use and disposal of AAG’s products containing refrigerants. For example, regulations are currently in effect in California that govern the sale and distribution of products containing R-134a. While AAG has reported that it is not aware of any noncompliance with such regulations, its failure to comply with these or possible future regulations in California, or elsewhere, could result in material fines or costs or the inability to sell its products in those markets, which could have a material adverse impact on the results of operations, financial condition and cash flows. If substitutes for R-134a become widely used in A/C systems and their use for DIY and retrofit purposes are not approved by the EPA, it could have a material adverse effect on AAG’s results of operations, financial condition, and cash flows. In addition, the cost of HFO-1234yf, the leading long-term alternative to R-134a being proposed in the United States and the European Union for use in the A/C systems of new vehicles, will likely be higher than that of R-134a. If HFO-1234yf becomes widely used and AAG is able to develop products using HFO-1234yf, but is unable to price its products to reflect the increased cost of HFO-1234yf, it could have a material adverse effect on its results of operations, financial condition and cash flow.

All of AAG’s refrigerant products are produced at one facility, and a significant disruption or disaster at such a facility could have a material adverse effect on its results of operations.

AAG’s manufacturing facility consists of one site which is located in Garland, Texas and thus it is dependent upon the continued safe operation of this facility. Its facility is subject to various hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including human error, leaks and ruptures, explosions, floods, fires, inclement weather and natural disasters, power loss or other infrastructure failures, mechanical failure, unscheduled downtime, regulatory requirements, the loss of certifications, technical difficulties, labor disputes, inability to obtain material, equipment or transportation, environmental hazards such as remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases, and other risks. Many of these hazards could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination. In addition, the occurrence of material operation problems at AAG’s facility due to any of these hazards could cause a disruption in the production of its products. AAG may also encounter difficulties or interruption as a result of the application of enhanced manufacturing technologies or changes to production lines to improve AAG’s throughput or to upgrade or repair its production lines. AAG’s insurance policies have coverage in case of significant damage to its manufacturing facility but may not fully compensate AAG for the cost of replacement for any such damage and any loss from business interruption. As a result, AAG may not be adequately insured to cover losses resulting from significant damage to its manufacturing facility. Any damage to its facility or interruption in manufacturing could result in production delays and delays in meeting contractual obligations which could have a material adverse effect on AAG’s relationship with its customers and on its results of operations, financial condition or cash flows in any given period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made or implied certain forward-looking statements in this prospectus. All statements, other than statements of historical facts included in this prospectus, including statements regarding our business strategy, future operations, financial condition, estimated revenues, projected costs, projected synergies, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. When used in this prospectus, the words “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “could,” “will,” “should,” “may” and similar expressions are also intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Since these forward-looking statements are based upon our current expectations of future events and projections and are subject to a number of risks and uncertainties, many of which are beyond our control and some of which may change rapidly, actual results or outcomes may differ materially from those expressed or implied herein, and you should not place undue reliance on these statements. Important factors that could cause our actual results to differ materially from those expressed or implied herein include, without limitation:

•	the impact of our indebtedness on our business, financial condition and results of operations;

•	the impact of restrictions in our debt instruments on our ability to operate our business, finance our capital needs or pursue or expand our business strategies;

•	any failure to comply with financial covenants and other provisions and restrictions of our debt instruments;

•	the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities;

•	our inability to successfully integrate and operate new acquisitions, including, but not limited to, the AAG Acquisition, at the level of financial performance anticipated;

•	the unanticipated loss of key members of senior management;

•	the impact of fluctuations in commodity prices, costs or availability of raw materials or terms and conditions available from suppliers, including suppliers’ willingness to advance credit;

•	interest rate and exchange rate fluctuations;

•	the loss of, or a significant reduction in, sales to any significant retail customer(s);

•	competitive promotional activity or spending by competitors or price reductions by competitors;

•	the introduction of new product features or technological developments by competitors and/or the development of new competitors or competitive brands;

•	the effects of general economic conditions, including inflation, recession or fears of a recession, depression or fears of a depression, labor costs and stock market volatility or changes in trade, monetary or fiscal policies in the countries where we do business;

•	changes in consumer spending preferences and demand for our products;

•	our ability to develop and successfully introduce new products, protect our intellectual property and avoid infringing the intellectual property of third parties;

•	our ability to successfully implement, achieve and sustain manufacturing and distribution cost efficiencies and improvements, and fully realize anticipated cost savings;

•	the cost and effect of unanticipated legal, tax or regulatory proceedings or new laws or regulations (including environmental, public health and consumer protection regulations);

•	public perception regarding the safety of our products, including the potential for environmental liabilities, product liability claims, litigation and other claims;

•	the impact of pending or threatened litigation;

•	changes in accounting policies applicable to our business;

•	government regulations;

•	the seasonal nature of sales of certain of our products;

•	the effects of climate change and unusual weather activity;

•	the effects of political or economic conditions, terrorist attacks, cybersecurity attacks, acts of war or other unrest in international markets; and

•	various other risks and uncertainties.

Some of the above-mentioned factors are described in further detail in the section entitled “Risk Factors” set forth above. You should assume the information appearing in this prospectus is accurate only as of the date hereof or as otherwise specified, as our business, financial condition, results of operations and prospects may have changed since that date. Except as required by applicable law, including the securities laws of the U.S. and the rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

We also caution the reader that our estimates of trends, market share, retail consumption of our products and reasons for changes in such consumption are based solely on limited data available to us and our management’s reasonable assumptions about market conditions, and consequently may be inaccurate, or may not reflect significant segments of the retail market.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, included elsewhere in this prospectus.

	Year Ended September 30, 2015
	2015		2014		2013		2012		2011
Fixed charges
Interest expense	271.9		202.1		369.5		192.0		208.5

Total fixed charges	271.9		202.1		369.5		192.0		208.5
Earnings
Earnings from continuing operations before income taxes	199.7		276.1		(20.1)		113.2		17.7
Add:
Fixed Charges	271.9		202.1		369.5		192.0		208.5

Total adjusted earnings	471.6		478.2		349.3		305.2		226.2
Ratio of earnings to fixed charges	1.7	x	2.4	x	0.9	x	1.6	x	1.1	x

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreements. In consideration for issuing the exchange notes, we will receive initial notes in a like and corresponding aggregate principal amount.

CAPITALIZATION

The following table presents the cash and cash equivalents and consolidated capitalization of SB/RH Holdings.

As of September 30, 2015(1)
(in millions)
Cash and cash equivalents	$247.9

Debt:
Term Credit Facilities(2)	1,538.4
Revolving Credit Facility(2)
6.375% Senior Notes due 2020	520.0
6.625% Senior Notes due 2022	570.0
6.125% Senior Notes due 2024	250.0
5.750% Senior Notes due 2025	1,000.0
Capital leases	88.2
Other unsecured debt	45.9

Total debt	$4,012.5
Total shareholder’s equity	1,572.8

Total capitalization	$5,585.3

(1)	Balances are reflected at par.
(2)	See “Description of Other Indebtedness—Credit Agreement.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On May 21, 2015, SB Holdings, the direct parent of SB/RH Holdings, completed the AAG Acquisition pursuant to the Agreement and Plan of Merger by and among AAG, SB Holdings, Ignite Merger Sub, Inc. and, solely in its capacity as representative, Avista Capital Partners II GP, LLC, dated as of April 28, 2015, for a purchase price of $1,471.4 million (consisting of $929.3 million in cash and an assumption of debt of $540.0 million). SB Holdings funded the AAG Acquisition with the proceeds of its initial offering of an aggregate principal amount of $1,000 million of Spectrum Brands’ 2025 notes and the registered offering of $575 million of shares of SB Holdings’ common stock (the “SB Holdings Equity Offering”).

The following unaudited pro forma condensed combined statement of operations for the year ended September 30, 2015 gives effect to the AAG Acquisition for such period. The unaudited pro forma condensed statement of operations shown below reflects historical financial information and has been prepared on the basis that the transaction will be accounted for using the acquisition method of accounting under Accounting Standards Codification Topic 805: “Business Combinations” (“ASC 805”). Accordingly, the assets acquired and liabilities assumed in the AAG Acquisition were measured at their respective fair values with any excess consideration reflected as goodwill. The unaudited pro forma condensed combined statement of operations presented assumes that AAG is a wholly owned subsidiary of Spectrum Brands. Because the financial position data of AAG is reflected in the consolidated statement of financial position as of September 30, 2015, included elsewhere in this prospectus, no pro forma financial position data is presented below.

The following unaudited pro forma condensed combined statement of operations for the year ended September 30, 2015 is presented on a basis to reflect the AAG Acquisition and related transactions as if they had occurred on October 1, 2014.

Because of different fiscal period ends, and in order to present results for comparable periods, the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2015 combines SB/RH Holdings’ audited historical consolidated statement of operations for the fiscal year then ended with the AAG historical consolidated statement of operations information for the period of October 1, 2014 through May 20, 2015, the date prior to the close of the AAG Acquisition. The AAG results from October 1, 2014 through May 20, 2015 have been derived by combining the historical unaudited consolidated statement of operations for the three month period ended March 31, 2015, the historical unaudited consolidated statement of operations for the three month period ended December 31, 2014 and the unaudited historical financial information for the period from April 1, 2015 through May 20, 2015. As a result of the foregoing, the AAG historical unaudited consolidated statement of operations for the three month period ended December 31, 2014 is included in the unaudited pro forma condensed combined financial statements for the year ended September 30, 2015. See Note 1 to the unaudited pro forma condensed combined statement of operations for additional information. Pro forma adjustments are made in order to reflect the potential effect of the AAG Acquisition and related transactions on the statement of operations.

The unaudited pro forma condensed combined statement of operations should be read in conjunction with the notes to unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations and the notes to unaudited pro forma condensed combined statement of operations are based on, and should be read in conjunction with, the audited consolidated financial statements of SB Holdings and SB/RH Holdings, and the notes thereto, and the AAG historical audited and unaudited consolidated financial statements, and the notes thereto, each included elsewhere in this prospectus.

The process of valuing the AAG tangible and intangible assets acquired and liabilities assumed, as well as evaluating accounting policies for conformity, is still in the preliminary stages. Accordingly, the purchase accounting adjustments included in the unaudited pro forma condensed combined financial statements are preliminary and have been presented solely for the purpose of providing these unaudited pro forma condensed combined financial statements. For purposes of preparing the unaudited pro forma condensed combined financial statements, Spectrum Brands has made preliminary adjustments, where sufficient information is available to make a fair value estimate, to reflect those tangible and intangible assets acquired and liabilities assumed based on preliminary estimates of their fair value as of May 21, 2015. For those assets and liabilities where insufficient information is available to make a reasonable estimate of fair value, the unaudited pro forma condensed combined financial statements reflect the historical carrying value of those assets and liabilities at May 21, 2015. A final determination of the fair values of the assets acquired and liabilities assumed will include management’s consideration of a final valuation. Spectrum Brands currently expects that the process of determining the fair values of the tangible and intangible assets acquired and liabilities assumed will be completed within one year of the acquisition date. Material revisions to Spectrum Brands’ preliminary estimates could be necessary as more information becomes available through the completion of this final determination. The final amounts may be materially different from the information presented in these unaudited pro forma condensed combined financial statements due to a number of factors, including changes in market conditions and financial results which may impact cash flow projections used in the valuation, and the identification of additional conditions that existed as of the date of the AAG Acquisition which may impact the fair value of the AAG net assets.

SB/RH Holdings’ and AAG’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the AAG Acquisition; (2) factually supportable; and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, or the costs and related liabilities that would be incurred to achieve such revenue enhancements and cost savings, which could result from the AAG Acquisition.

The pro forma adjustments are based upon available information and assumptions that the managements of SB Holdings and AAG believe reasonably reflect the AAG Acquisition. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of SB Holdings or SB/RH Holdings would have been had the AAG Acquisition occurred on the dates assumed, nor are they necessarily indicative of the future consolidated results of operations of SB Holdings or SB/RH Holdings.

SB/RH HOLDINGS, LLC

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended September 30, 2015

(in millions)

	SB/RH Holdings, LLC	Armored AutoGroup Parent Inc.
	12 months ended September 30, 2015	October 1, 2014 – May 20, 2015	Pro Forma Adjustments	Note	Pro Forma Combined
Net sales	$4,690.4	$275.8	$—		$4,966.2
Cost of goods sold	3,018.0	154.4	—	(A)	3,172.4
Restructuring and related charges	2.1	—	—		2.1

Gross profit	1,670.3	121.4	—		1,791.7
Selling	720.7	23.2	—		743.9
General and administrative	332.4	90.0	(59.3)	(B)(C)(F)(G)	363.1
Research and development	51.3	1.9	—		53.2
Intangible asset and goodwill impairment	—	7.0	—		7.0
Acquisition and integration charges	58.8	—	(21.8)	(H)	37.0
Restructuring and related charges	26.6	—	—		26.6

Total operating expenses	1,189.8	122.1	(81.1)		1,230.8

Operating income	480.5	(0.7)	81.1		560.9
Interest expense	271.9	85.2	(46.8)	(D)	310.3
Other expense (income), net	8.9	1.1	—		10.0

Income (loss) from continuing operations before income taxes	199.7	(87.0)	127.9		240.6
Income tax expense (benefit)	43.9	(11.6)	—	(E)	32.3

Net income (loss)	155.8	(75.4)	127.9		208.3
Net income attributable to non-controlling interests	0.4	—	—		0.4

Net income (loss) attributable to Parent	$155.4	$(75.4)	$127.9		$207.9

See accompanying notes to unaudited pro forma condensed combined financial statements

(Unaudited).

SB/RH HOLDINGS, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS (Unaudited)

(Amounts in millions of dollars, except for share or as otherwise specified)

(1)	Conforming Interim Periods

SB/RH Holdings’ fiscal year end is September 30 while the AAG fiscal year end is December 31. AAG’s latest interim period prior to the consummation of the AAG Acquisition ended on March 31, 2015, and included its first quarter results for the three month period ended March 31, 2015. The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2015 presented herein includes the results for Spectrum Brands’ latest completed fiscal year and AAG’s results for October 1, 2014 through May 20, 2015, the date prior to the close of the AAG Acquisition. Accordingly, the AAG historical financial information for the statement of operations covering the period of October 1, 2014 through May 20, 2015, the date prior to the close of the AAG Acquisition, has been derived by adding the unaudited results for the three month period ended March 31, 2015 to the audited results for the fiscal year ended December 31, 2014, and deducting the unaudited results for the nine months ended September 30, 2014 and adding the unaudited period from April 1, 2015 through May 20, 2015, as follows:

	12 months ended December 31, 2014 A	9 months ended September 30, 2014 B	3 months ended December 31, 2014 (A - B) = C	3 months ended March 31, 2015 D	Period from April 1, 2015 – May 20, 2015 E	Period from October 1, 2014 – May 20, 2015 C + D + E
Net sales	$410.0	$341.6	$68.4	$119.4	$88.0	$275.8
Cost of goods sold	226.0	185.2	40.8	68.1	45.5	154.4
Restructuring and related charges	—	—	—	—	—	—

Gross profit	184.0	156.4	27.6	51.3	42.5	121.4
Selling(A)	49.9	41.9	8.0	8.2	7.0	23.2
General and administrative(A)	86.9	65.0	21.9	22.1	46.0	90.0
Research and development	2.9	2.1	0.8	0.7	0.4	1.9
Intangible asset and goodwill impairment	7.0	—	7.0	—	—	7.0

Total operating expenses	146.7	109.0	37.7	31.0	53.4	122.1

Operating income (loss)	37.3	47.4	(10.1)	20.3	(10.9)	(0.7)
Interest expense	71.5	52.1	19.4	19.3	46.5	85.2
Other expense, net	1.3	1.0	0.3	0.4	0.4	1.1

Income (loss) from operations before income taxes	(35.5)	(5.7)	(29.8)	0.6	(57.8)	(87.0)
Income tax expense (benefit)	(11.0)	(0.5)	(10.5)	0.2	(1.3)	(11.6)

Net income (loss)	$(24.5)	$(5.2)	$(19.3)	$0.4	$(56.5)	$(75.4)

(A)	The reclassification of the AAG Selling, general and administrative expenses were made to conform to SB/RH Holdings’ presentation.

(2)	Basis of Presentation

The AAG Acquisition will be accounted for under the acquisition method of accounting in accordance with ASC 805. In accounting for the transaction, Spectrum Brands will apply its historical accounting policies and recognize the assets and liabilities of AAG at their respective fair values as of May 21, 2015, the closing date of the AAG Acquisition. In preparing the unaudited pro forma condensed combined financial statements, the assets

SB/RH HOLDINGS, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Amounts in millions of dollars, except for share or as otherwise specified)

and liabilities of AAG have been measured at their estimated fair values on a preliminary basis using estimates and assumptions that management believes are reasonable based on information currently available. Use of different estimates and judgments could yield materially different results.

For purposes of measuring the estimated fair value of the assets acquired and liabilities assumed for purposes of preparing the unaudited pro forma condensed combined financial statements, Spectrum Brands used the guidance in ASC Topic 820, “Fair Value Measurement and Disclosure” (“ASC 820”), which established a framework for measuring fair values. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, Spectrum Brands may be required to value assets of AAG at fair value measures that do not reflect Spectrum Brands’ intended use of those assets. Use of different estimates and judgments could yield different results.

(3)	Significant Accounting Policies

The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies between Spectrum Brands and AAG. Spectrum Brands is in the process of reviewing the accounting policies of AAG to ensure their conformity with those of Spectrum Brands and, as a result of that review, Spectrum Brands may identify differences between the accounting policies of the two companies, that when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements. At this time, Spectrum Brands is not aware of any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial statements.

(4)	Consideration Transferred

The acquisition method of accounting requires that the consideration transferred in a business combination be measured at fair value as of the closing date of the AAG Acquisition. The following summarizes the consideration paid for AAG:

Cash consideration	$929.3
Assumption of AAG and IDQ Notes(a)	540.0

Purchase price of AAG	$1,471.4

(a)	Consists of $275.0 aggregate principal amount of Armored AutoGroup Inc.’s 9 1⁄4% Senior Notes due 2018, $220.0 aggregate principal amount of IDQ Holdings, Inc.’s 11.500% Senior Secured Notes due 2017 and $45.0 aggregate principal amount of IDQ Acquisition Corp.’s 14.00%/14.75% Senior Secured PIK Notes due 2017 (collectively, the “AAG and IDQ Notes”) assumed (cash was subsequently paid to redeem such notes on June 15, 2015, June 22, 2015 and June 22, 2015, respectively).

(5)	Fair Values of Net Assets Acquired

The Company recorded an allocation of the purchase price to the Company’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the May 21, 2015 acquisition date. The excess of the purchase price (see Note 4) over the fair value of the net tangible assets and identifiable intangible assets was recorded as goodwill. These estimates have been recognized in preparing the unaudited

SB/RH HOLDINGS, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS (Unaudited) - (Continued)

(Amounts in millions of dollars, except for share or as otherwise specified)

pro forma condensed combined financial statements. Spectrum Brands has determined that the amounts recorded in accounting for the AAG Acquisition are as follows:

Purchase Price Allocation
(in millions)
Cash and cash equivalents	$30.9
Receivables	156.1
Inventories	84.2
Prepaid expenses and other current assets	8.2
Property, plant and equipment, net	38.3
Goodwill	972.1
Intangible assets	418.0
Deferred charges and other	16.5
Accounts payable and accrued liabilities	(116.1)
Long-term debt	(540.0)
Other long term liabilities	(138.9)

Net assets acquired	$929.3

The fair values recorded were determined based upon a valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant. The primary areas of acquisition accounting that are not yet finalized relate to amounts for intangible assets, residual goodwill and income taxes.

(6)	Pro Forma Reclassifications and Adjustments for the AAG Acquisition

(A)	Costs of sales increased by approximately $18.8 million during the first inventory turn subsequent to the acquisition date as a result of the sale of inventory that was written up to fair value in purchase accounting. This cost has been excluded from the pro forma adjustments as this amount is considered non-recurring.

(B)	Adjustment reflects decreased depreciation expense of $0.3 million associated with the adjustment to record the AAG property, plant and equipment at fair value for the period from October 1, 2014 through May 20, 2015.

(C)	Adjustment reflects decreased intangible asset amortization expense of $25.1 million associated with the adjustment to record the AAG intangible assets at fair value for the period from October 1, 2014 through May 20, 2015.

SB/RH HOLDINGS, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Amounts in millions of dollars, except for share or as otherwise specified)

(D)	In connection with the AAG Acquisition, Spectrum Brands issued $1,000.0 million in 2025 notes and incurred related issuance costs. In addition, a substantial portion of the historical AAG debt was repaid in connection with the AAG Acquisition. These changes in the combined debt structure gave rise to interest expense adjustments that resulted in a net decrease of $46.8 million for the period from October 1, 2014 through May 20, 2015. The adjustments consisted of the following:

October 1, 2014 – May 20, 2015
New 2025 notes—USD $1,000.0 million	$36.9
Amortization of debt issuance costs of SBI 5.75% Notes	1.0

Total pro forma interest expense on SBI acquisition-related debt	37.9
Less: elimination of interest expense related to prior AAG debt facilities that were repaid	(84.7)

Total pro forma adjustment	(46.8)

(E)	As a result of Spectrum Brands’ valuation allowance, the pro forma adjustments are solely a change in deferred income taxes offset by the change in valuation and do not have income tax consequences.

(F)	Adjustment reflects the reversal of $25.5 million of pre-acquisition costs incurred by AAG.

(G)	Adjustment reflects the reversal of $8.4 million of pre-acquisition accelerated stock based compensation incurred by AAG in conjunction with the AAG Acquisition.

(H)	Adjustment reflects the reversal of $21.8 million of acquisition and integration-related charges incurred by Spectrum Brands in conjunction with the AAG Acquisition.

(7)	Transaction Costs

Transaction costs include fees for investment banking services, advisory, legal, accounting, due diligence, tax, valuation, printing and various other services necessary to complete this transaction. In accordance with ASC 805, these fees and expenses are charged to expense as incurred. Spectrum Brands’ incurred and recorded $21.8 million of acquisition and integration-related costs related to the AAG Acquisition, through September 30, 2015.

SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial data have been derived from SB/RH Holdings’ audited consolidated financial statements. SB/RH Holdings’ audited Consolidated Statements of Financial Position as of September 30, 2015 and 2014; SB/RH Holdings’ audited Consolidated Statements of Operations, audited Consolidated Statements of Comprehensive Income (Loss), audited Consolidated Statements of Shareholders’ Equity and audited Consolidated Statements of Cash Flows for the years ended September 30, 2015, 2014 and 2013 are each included elsewhere in this prospectus.

The following selected financial data, which may not be indicative of future performance, should be read in conjunction with the audited and unaudited financial statements of SB/RH Holdings, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended September 30,
	2015(1)	2014(2)	2013(3)	2012(4)	2011
Statement of Operations Data:
Net sales	$4,690.4	$4,429.1	$4,085.6	$3,252.4	$3,186.9
Gross profit	1,670.3	1,568.9	1,390.3	1,115.7	1,128.9
Operating income(5)	480.5	484.5	352.9	306.1	228.7
Interest expense(6)	271.9	202.1	369.5	192.0	208.5
Other expense, net	8.9	6.3	3.5	0.9	2.5
Income (loss) from continuing operations before income taxes	199.7	276.1	(20.2)	113.2	17.7
Income tax expense(7)	43.9	59.0	27.4	60.4	92.3
Net income (loss)	155.8	217.1	(47.5)	52.8	(74.6)
Less: Net income (loss) attributable to non-controlling interest	0.4	0.3	(0.1)	—	—

Net income (loss) attributable to controlling interest	155.4	216.8	(47.4)	52.8	(74.6)
Restructuring and related charges—cost of goods sold	2.1	3.7	10.0	9.8	7.8
Restructuring and related charges—operating expenses	26.6	19.2	24.0	9.7	20.8
Cash Flow and Related Data:
Net cash provided by operating activities	$441.8	$434.7	$258.2	$252.7	$234.7
Capital expenditures	89.1	73.3	82.0	46.8	36.2
Depreciation and amortization	170.0	157.6	139.9	104.6	104.7
Statement of Financial Position Data (at period end):
Cash and cash equivalents	$247.9	$192.9	$198.2	$157.9	$142.4
Working capital(8)	666.8	502.3	524.4	454.4	412.0
Total assets	7,297.9	5,511.3	5,619.0	3,753.5	3,622.3
Total long-term debt, net of current portion	3,937.2	2,894.1	3,115.9	1,652.9	1,535.5
Total debt	4,005.7	3,006.7	3,218.9	1,669.3	1,576.6
Total shareholders’ equity	1,523.1	1,020.7	884.7	992.7	989.1

(1)	The information presented as of and for the year ended September 30, 2015 includes the results of the AAG operations since the acquisition date of May 21, 2015; the results of the Salix operations since the acquisition date of January 16, 2015; the results of the European IAMS and Eukanuba operations since the acquisition date of December 31, 2014; and the results of the Tell operations since the acquisition date of October 1, 2014.

(2)	The information presented as of and for the year ended September 30, 2014 includes the results of the Liquid Fence operations since the acquisition date of January 2, 2014.
(3)	The information presented as of and for the year ended September 30, 2013 includes the results of the HHI Business operations since the acquisition date of December 17, 2012, and the results of TLM Taiwan since the acquisition date of April 8, 2013.
(4)	The information presented as of and for the year ended September 30, 2012 includes the results of the FURminator operations since the acquisition date of December 22, 2011, and the results of Black Flag operations since the acquisition date of October 31, 2011.
(5)	During the year ended September 30, 2011, we recorded a non-cash pretax impairment charge of approximately $32.5 million.
(6)	During the year ended September 30, 2015, there was interest expense of $58.8 million incurred related to the financing of the acquisition of AAG and the refinancing of the then-existing senior credit facility and asset based revolving loan facility. During the year ended September 30, 2014, a non-cash charge of $9.2 million was recognized as a result of the write-off of unamortized debt issuance costs and unamortized discounts in connection with the amendment of the Company’s then existing term loans. During the year ended September 30, 2013, there were $105.6 million fees and expenses along with a $10.9 million non-cash charge for the write-off of unamortized debt issuance cost and unamortized premiums in connection with the extinguishment and replacement of the Company’s 9.5% Notes and then-existing term loan in conjunction with the acquisition of the HHI Business. During the year ended September 30, 2012, there was a non-cash charge of $2.1 million related to the write-off of unamortized debt issuance costs and unamortized premiums in connection with the extinguishment and refinancing of the Company’s 12% Notes. During the year ended September 30, 2011, there was a non-cash charge of $24.4 million related to the write-off of unamortized debt issuance costs and unamortized discounts in conjunction with the refinancing of the Company’s Term Loan facility.
(7)	During the year ended September 30, 2015, there was a non-cash benefit of $20.2 million from a decrease in the valuation allowance against net deferred tax assets, and a $22.8 million benefit due to the reversal of valuation allowance in conjunction with the acquisition of the AAG business. During the year ended September 30, 2014, there was a non-cash benefit of approximately $115.6 million from a decrease in the valuation allowance against net deferred tax assets. During the year ended September 30, 2013, there was a non-cash charge of approximately $64.4 million from an increase in the valuation allowance against net deferred tax assets, net of a $49.8 million benefit due to the reversal of a portion of the valuation allowance in conjunction with the acquisition of the HHI Business. During the year ended September 30, 2012, there was a non-cash charge of approximately $13.9 million from an increase in the valuation allowance against net deferred tax assets, net of a $14.5 million benefit due to the reversal of a portion of the valuation allowance in conjunction with the acquisition of FURminator. During the year ended September 30, 2011, there was a non-cash charge of approximately $68.6 million from an increase in the valuation allowance against net deferred tax assets.
(8)	Working capital is defined as current assets less current liabilities per the consolidated statements of financial position.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following is management’s discussion of the financial results, liquidity and other key items related to our performance and should be read in conjunction with “Selected Historical Financial Data” and our Consolidated Financial Statements and related notes elsewhere in this prospectus. Solely for the purposes of this section, unless the context indicates otherwise, the terms: the “Company,” “Spectrum,” “we,” “our” or “us” are used to refer to SB/RH Holdings, LLC and its subsidiaries.

Business Overview

See “Business” included elsewhere within this prospectus for an overview of our business.

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic region; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies.

Fiscal Year

The Company’s fiscal year ends on September 30. Throughout the year, the Company reports its results using a fiscal calendar whereby each three month quarterly reporting period is approximately thirteen weeks in length and ends on a Sunday. The exceptions are the first quarter, which begins on October 1, and the fourth quarter, which ends on September 30. For the year ended September 30, 2015, the fiscal quarters were comprised of the three months ended December 28, 2014, and March 29, June 28 and September 30, 2015.

Acquisitions

The application of acquisition accounting as a result of business combinations can significantly affect certain assets, liabilities and expenses. Over the last three fiscal years, the Company has completed a number of acquisitions as outlined below.

Armored AutoGroup—On May 21, 2015, the Company completed the acquisition of AAG, a consumer products company consisting primarily of Armor All branded appearance products, STP branded performance chemicals, and A/C PRO branded do-it-yourself automotive air conditioner recharge products. The results of AAG’s operations since May 21, 2015 are included in the Company’s Consolidated Statements of Operations for the year ended September 30, 2015. AAG is reported as a separate segment, Global Auto Care.

Salix—On January 16, 2015, the Company completed the acquisition of Salix, a vertically integrated producer and distributor of premium, natural rawhide dog chews, treats and snacks. The results of Salix’s operations since January 16, 2015 are included in the Company’s Consolidated Statements of Operations for the year ended September 30, 2015, and as part of the Global Pet Supplies segment.

European IAMS and Eukanuba—On December 31, 2014, the Company completed the acquisition of Procter & Gamble’s European IAMS and Eukanuba pet food business (“European IAMS and Eukanuba”), including its leading premium brands for dogs and cats. The results of the European IAMS and Eukanuba’s operations since December 31, 2014 are included in the Company’s Consolidated Statements of Operations for the year ended September 30, 2015, and as part of the Global Pet Supplies segment.

Tell Manufacturing—On October 1, 2014, the Company completed the acquisition of Tell Manufacturing, Inc. (“Tell”), a leading manufacturer and distributor of commercial doors, locks and hardware. The results of Tell’s operations since October 1, 2014 are included in the Company’s Consolidated Statements of Operations for the year ended September 30, 2015, and as part of the Hardware and Home Improvement segment.

Liquid Fence—On January 2, 2014, the Company completed the acquisition of the Liquid Fence Company (“Liquid Fence”), a producer of animal repellents. The results of Liquid Fence’s operations since January 2, 2014 are included in the Company’s Consolidated Statements of Operations for the years ended September 30, 2015 and 2014, as part of the Home and Garden segment.

HHI Business—On December 17, 2012, the Company completed the acquisition of the Hardware and Home Improvement Business from Stanley Black & Decker (the “HHI Business”). A portion of the HHI Business, consisting of the purchase of certain assets of TLM Taiwan, closed on April 8, 2013. The HHI Business is a major manufacturer and supplier of residential locksets, residential builders’ hardware and faucets with a portfolio of recognized brand names, including Kwikset, Weiser, Baldwin, National Hardware, Stanley and Pfister, as well as patented technologies such as the SmartKey, a re-keyable lockset technology, and Smart Code Home Connect. The results of the HHI Business operations since December 17, 2012 are included in the Company’s Consolidated Statements of Operations for the years ended September 30, 2015, 2014 and 2013, as part of the Hardware & Home Improvement segment. The results of the TLM Business operations since April 8, 2013 are included in the Company’s Consolidated Statements of Operations for the years ended September 30, 2015, 2014 and 2013, and as part of the Hardware and Home Improvement segment.

See Note 3, “Acquisitions” in the Notes to the Consolidated Financial Statements, included elsewhere within this prospectus, for further additional detail regarding acquisition activity.

Restructuring Activity

We continually seek to improve our operational efficiency, match our manufacturing capacity and product costs to market demand and better utilize our manufacturing resources. We have undertaken various initiatives to reduce manufacturing and operating costs. The most significant of these initiatives are outlined below.

HHI Business Rationalization Initiatives—During the fourth quarter of the fiscal year ended September 30, 2014, the Company implemented a series of initiatives throughout the Hardware & Home Improvement business segment to reduce operating costs and exit low margin business outside of the U.S. These initiatives will include headcount reductions, the exit of certain facilities and the sale of a portion of the global Hardware & Home Improvement operations. Costs associated with these initiatives, which are expected to be incurred through September 30, 2016, are projected to be approximately $15 million.

Global Expense Rationalization Initiatives—During the third quarter of the year ended September 30, 2013, the Company implemented a series of initiatives to reduce operating costs. These initiatives consist of headcount reductions in the Global Batteries & Appliances and Global Pet Supplies segments and in Corporate. Costs associated with these initiatives are expected to be approximately $46 million and are anticipated to be incurred through September 30, 2018.

Global Cost Reduction Initiatives—During the fiscal year ended September 30, 2009, the Company implemented a series of initiatives within the Global Batteries & Appliances, the Global Pet Supplies and the Home and Garden segments. These initiatives included headcount reductions and the exit of certain facilities within each of these segments, as well as consultation, legal and accounting fees related to the evaluation of the Company’s capital structure. Costs associated with the initiative, which was completed during the year ended September 30, 2015, were $101.8 million.

See Note 4, “Restructuring and Related Charges” in the Notes to the Consolidated Financial Statements, included elsewhere within this prospectus, for additional detail regarding restructuring and related activity.

Refinancing Activity

During the year ended September 30, 2015, we refinanced a portion of our debt to improve leverage and reduce borrowing costs. On May 20, 2015, in connection with the acquisition of AAG, we issued $1,000 million aggregate principal amount of 5.75% unsecured notes due 2025 (the “5.75% Notes”). On June 23, 2015, we entered into term loan facilities pursuant to a Senior Credit Agreement consisting of (i) a $1,450 million USD Term Loan due June 23, 2022, (ii) a $75 million CAD Term Loan due June 23, 2022 and (iii) a €300 million Euro Term Loan due June 23, 2022, (collectively, “Term Loans”) and (iv) entered into a $500 million Revolver Facility due June 23, 2020 (the “Revolver”). The proceeds from the Term Loans and draws on the Revolver were used to repay our then-existing senior term credit facility, repay our outstanding 6.75% senior unsecured notes due 2020, repay and replace our then-existing asset based revolving loan facility and to pay fees and expenses in connection with the refinancing and for general corporate purposes.

During the year ended September 30, 2014, the Company amended its then-existing senior term credit facility, issuing two tranches maturing September 4, 2019 which provide for borrowings in the principal amounts of $215.0 million and €225.0 million. The proceeds from the amendment were used to refinance a portion of the then-existing senior term credit facility which was scheduled to mature December 17, 2019, in an amount outstanding of $513.3 million prior to refinancing. The $215.0 million U.S. dollar denominated portion was combined with the then-existing Tranche C maturing September 4, 2019. These loans were refinanced during the year ended September 30, 2015 as described above.

See Note 9, “Debt” in the Notes to the Consolidated Financial Statements, included elsewhere within this prospectus, for additional detail regarding debt.

Consolidated Results of Operations

Fiscal Year Ended September 30, 2015 Compared to Fiscal Year Ended September 30, 2014

Net Sales. Net sales for the year ended September 30, 2015 increased $261.3 million, or 5.9%, to $4,690.4 million from $4,429.1 million for the year ended September 30, 2014. The following tables set forth our consolidated net sales by segment for the years ended September 30, 2015 and 2014 and the principal components of the change in net sales from the year ended September 30, 2014 to the year ended September 30, 2015:

(in millions)	2015	2014
Consumer batteries	$829.5	$957.8
Small appliances	734.6	730.8
Personal care	528.1	542.1

Global Batteries & Appliances	$2,092.2	$2,230.7
Hardware & Home Improvement	1,205.5	1,166.0
Global Pet Supplies	758.2	600.5
Home and Garden	474.0	431.9
Global Auto Care	160.5	—

Net sales	$4,690.4	$4,429.1

Net sales as of September 30, 2014		$4,429.1
Addition of auto care products		160.5
Increase in pet supplies		184.3
Increase in home and garden products		42.2
Increase in personal care products		35.5
Increase in hardware and home improvement products		60.1
Increase in small appliances		51.3
Decrease in consumer batteries		(42.8)
Foreign currency impact, net		(229.8)

Net sales as of September 30, 2015		$4,690.4

Consumer battery sales decreased $128.3 million, or 13.4% during the year ended September 30, 2015 compared to the year ended September 30, 2014. Excluding the impact of negative foreign exchange of $85.5 million, global consumer battery sales decreased $42.8 million. The constant currency decrease in global consumer battery sales was primarily attributable to the decrease in North American sales of $75.8 million, partially offset by an increase in European consumer battery sales of $29.4 million. The North American battery decrease was due to lower sales of alkaline batteries of $54.6 million, specialty batteries of $11.1 million and $10.1 million in lights. The decrease in North American alkaline batteries was primarily attributable to continued competitor discounting coupled with a retail customer bankruptcy. The decrease in North American specialty batteries and lights was primarily attributable to distribution loss to a competitor at a major retailer and timing associated with holiday sales. The increase in European sales was due to gains of $24.4 million in alkaline batteries attributed to new customers and increased volume at existing retailers and private label customers; increases of $2.4 million in specialty batteries due to new customers and higher sales volume of hearing aid batteries and $2.6 million in lights as a result of new products and increased promotional activity.

Small appliance sales increased $3.8 million, or 0.5%, during the year ended September 30, 2015 compared to the year ended September 30, 2014, including a negative foreign currency impact of $47.5 million. Excluding the foreign currency impact, small appliance sales increased $51.3 million, driven by increased sales in North America of $25.1 million, Europe of $24.9 million and $2.0 million in Latin America. The increase in North American sales was attributable to the continued success of new product launches. The increase in European sales was attributable to promotions at current customers coupled with new customers. Latin American sales growth resulted from new product introductions and volume increases in certain product lines.

Personal care sales decreased $14.0 million, or 2.6%, including a negative foreign currency impact of $49.4 million, during the year ended September 30, 2015 compared to the year ended September 30, 2014. Excluding the foreign currency impact, personal care product sales increased $35.5 million, driven by increased sales in North America, Europe and Latin America of $11.6 million, $16.6 million and $5.3 million, respectively. The North American sales increase was primarily a result of product display location changes at a major customer, promotional activity and continued growth through the e-commerce channel. The European sales increase was due to a combination of sales from new products and continued expansion into Eastern European markets. The Latin American sales increase was primarily attributable to growth in Mexico, new customers and effective promotional sales within the region.

Hardware and home improvement sales increased $39.5 million, or 3.4%, during the year ended September 30, 2015 compared to the year ended September 30, 2014. Excluding a negative foreign exchange impact of $20.6 million, the increase in sales was $60.1 million. The increase in sales was attributable to the acquisition of Tell, which added $39.4 million, and an increase in North America of $34.9 million, offset by a decrease in sales in the Asia-Pacific region of $14.2 million. North American sales increased as a result of gains in domestic security and plumbing sales from retailers due to customer gains and from non-retailers through pricing and market growth. The decrease in Asia-Pacific sales was driven by the exit of products in China and the expiration of a customer tolling agreement.

Global pet supplies sales increased $157.7 million, or 26.3%, during the year ended September 30, 2015 compared to the year ended September 30, 2014, including a negative foreign exchange impact of $26.6 million. Excluding the foreign currency impact, the increase in sales was $184.3 million, which was attributable to the European IAMS & Eukanuba acquisition and the Salix acquisition that together contributed $200.1 million; partially offset by decrease in aquatics sales of $12.8 million. The decline in aquatics sales was primarily due to a reduction in promotion activity related to low margin products.

Home and garden sales increased $42.1 million, or 9.7%, during the year ended September 30, 2015 compared to the year ended September 30, 2014. The increase in sales were attributed to increases in lawn & garden control products of $13.1 million, repellants of $16.2 million and household insect control products of

$12.8 million. The sales increase for all categories within home and garden was a result of distribution gains, strong point of sale activity driving replenishment orders at existing customers and market share gains on certain brands.

Net sales from auto care products relate to the acquired AAG business subsequent to the acquisition date of May 21, 2015. The results of AAG’s operations since the acquisition date are reported as a separate segment, Global Auto Care.

Gross Profit. Gross profit and gross profit margin for the year ended September 30, 2015 were $1,670.3 million and 35.6%, respectively, compared to the year ended September 30, 2014 of $1,568.9 million and 35.4%, respectively. The increase in gross profit was attributable to an increase in sales and the improvement in gross profit margin was primarily attributable to a shift towards higher margin sales and continuing cost improvements.

Operating Expenses. Operating expenses for the year ended September 30, 2015 were $1,189.8 million compared to $1,084.4 million for the year ended September 30, 2014. The $105.4 million increase in operating expenses during the year ended September 30, 2015 was primarily attributable to an increase of $55.9 million in selling and general and administrative expenses as a result of increased sales and increased acquisition and integration costs of $38.7 million as a result of the acquisitions of AAG, Salix, European IAMS and Eukanuba, and Tell during the year ended September 30, 2015. Acquisition and integration related charges include, but are not limited to, transaction costs such as banking, legal and accounting professional fees directly related to acquisitions, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination related expenses associated with our acquisitions. See Note 3, “Acquisitions” in Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding our acquisition and integration related charges.

Restructuring and Related Charges. See Note 4, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for information regarding our restructuring and related charges.

Interest Expense. Interest expense for the year ended September 30, 2015 was $271.9 million compared to $202.1 million for the year ended September 30, 2014. The increase of $69.8 million is primarily attributable to $58.8 million of non-recurring costs incurred related to the financing of the acquisition of AAG and the refinancing activity previously discussed, plus additional interest expense on debt issued in conjunction with the acquisitions of Tell, European IAMS and Eukanuba and Salix during the year ended September 30, 2015. Interest expense incurred in conjunction with the AAG acquisition included $14.1 million of costs related to bridge financing commitments and $4.5 million of costs related to interest on the assumed AAG senior notes from the date of the acquisition through the time of payoff in June 2015. Interest expense related to the refinancing of certain debt instruments included the following: (i) $16.9 million of cash expense related to the call premium upon the repayment of 6.75% senior unsecured notes; (ii) $4.1 million of non-cash expense for the write-off of debt issuance costs associated with the repayment of 6.75% senior unsecured notes; (iii) $10.4 million cash expense related to fees associated with refinancing of the then-existing senior term credit facility; and (iv) $8.8 million of non-cash expense for the write-off of unamortized deferred financing fees and unamortized discounts on the then-existing senior credit facility and asset based revolving loan facility. See Note 9, “Debt” in the Notes to the Consolidated Financial Statements, included elsewhere within this prospectus, for additional information regarding our outstanding debt.

Income Taxes. During the year ended September 30, 2015, we recorded income tax expense of $43.9 million on pre-tax income from continuing operations of $199.7 million, compared to the income tax expense of $59.0 million recorded on pre-tax income of $276.1 million for the year ended September 30, 2014. Our effective tax rate was 21.9% for the year ended September 30, 2015 compared to 21.3% for the year ended September 30, 2014. Our effective tax rate differs from the U.S. federal statutory rate of 35% primarily due to (i) income earned outside the U.S. that is subject to statutory rates lower than 35%; (ii) the release of valuation allowance on U.S.

net operating loss deferred tax assets offsetting tax expense on both U.S. pretax income and foreign income not permanently reinvested; and (iii) deferred income tax expense related to the change in book versus tax basis of indefinite-lived intangibles, which are amortized for tax purposes but not for book purposes. Additionally for the year ended September 30, 2015, we recorded a tax benefit of $22.8 million for the reversal of a portion of the U.S. valuation allowance on deferred tax assets as a result of the AAG acquisition. For the year ended September 30, 2015, the Company also recognized $23.3 million of deferred tax assets related to its investment in one of its foreign subsidiaries because that timing difference is expected to reverse in the foreseeable future, but due to the US valuation allowance against deferred tax assets there is no net tax benefit for this item.

See Note 13, “Income Taxes,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding income taxes.

Fiscal Year Ended September 30, 2014 Compared to Fiscal Year Ended September 30, 2013

Net Sales. Net sales for year ended September 30, 2014 increased $343.5 million, of 8.4%, to $4,429.1 million from $4,085.6 million for the year ended September 30, 2013. The following tables set forth our consolidated net sales by segment for the years ended September 30, 2014 and 2013 and the principal components of the change in net sales from the year ended September 30, 2013 to the year ended September 30, 2014:

(in millions)	2014	2013
Consumer batteries	$957.8	$931.6
Small appliances	730.8	740.3
Personal care	542.1	531.7

Global Batteries & Appliances	2,230.7	$2,203.6
Hardware & Home Improvement	1,166.0	869.6
Global Pet Supplies	600.5	621.9
Home and Garden	431.9	390.5

Net sales	$4,429.1	$4,085.6

Net sales as of September 30, 2013		$4,085.6
Increase in hardware and home improvement products		296.4
Increase in home and garden products		41.4
Increase in consumer batteries		28.5
Increase in personal care products		12.1
Decrease in small appliances		(4.5)
Decrease in pet supplies		(22.7)
Foreign currency impact, net		(7.7)

Net sales as of September 30, 2014		$4,429.1

Consumer battery sales increased $26.2 million, or 2.8%, during the year ended September 30, 2014 compared to the previous year. Excluding the negative impact of foreign currency of $2.3 million, global consumer battery sales increased $28.5 million. The constant currency increase in global consumer battery sales was attributable to increases in European and Latin American consumer battery sales of $24.4 million and $9.8 million respectively, partially offset by a decrease in North American consumer battery sales of $5.7 million. The increases in European and Latin American sales were a result of retailer distribution gains, new customers and products, successful promotion activities and geographic expansion. The decrease in North America was primarily driven by the non-recurrence of approximately $10.0 million of flashlight sales in North America related to storm activity in the first quarter of the year ended September 30, 2013.

Small appliance sales decreased $9.5 million, or 1.3%, during the year ended September 30, 2014 compared to the previous year. Excluding the negative exchange impact of $5.0 million, small appliances decreased $4.5 million. Excluding foreign exchange impacts, North American sales declined $20.2 million, which was tempered by gains in Europe and Latin America of $13.5 million and $2.2 million, respectively. The North American sales declines were due to our exit of low-margin promotions during the year ended September 30, 2014. The European and Latin American sales gains were attributable to promotions with existing retailers, coupled with innovative new product launches.

Personal care sales increased $10.4 million, or 1.9%, during the year ended September 30, 2014 compared to the previous year. Excluding the negative impact of foreign currency of $1.7 million, sales increased $12.1 million. The constant currency increase was attributable to European sales increases of $7.6 million and Latin America sales increases of $6.5 million, offset by a $2.1 million decline in North American sales. The gains in Europe were due to innovative new product launches, promotional activities and expansion into new channels. Latin America sales gains were attributable to volume expansion in Colombia, successful hair care accessories product launches throughout Central America, distribution gains in Brazil and increased promotional activities. The decrease in North America was due to the non-recurrence of promotions during the first quarter of the year ended September 30, 2013 and customer inventory management, offset by North American sales of innovative new products and successful promotions.

Hardware and home improvement sales increased $296.4 million, or 34.1%, during the year ended September 30, 2014 compared to the previous year. On a pro forma basis, as if the acquisition of the HHI Business had occurred at the beginning of the year ended September 30, 2013, hardware and home improvement sales increased approximately $104.8 million, or 9.8%, to $1,166.0 million for the year ended September 30, 2014 versus $1,061.2 million in the year ended September 30, 2013. This increase was attributable to the residential security category which accounted for $90.7 million of the increase due to strong retail positioning in North America coupled with the continued recovery of the U.S. housing market. The plumbing category increased $16.7 million while the hardware product category decreased $2.6 million. The plumbing product category increased due to growth in the U.S. from both retail and non-retail channels. Also contributing to the increase in sales was the TLM Business acquisition, as prior year results did not include the TLM Business until April 8, 2013.

Pet supply sales decreased $21.4 million, or 3.4%, during the year ended September 30, 2014 compared to the previous year, including a positive foreign currency exchange impact of $1.3 million. Excluding foreign exchange impacts, aquatic sales and companion animal sales decreased $18.6 million and $4.1 million, respectively. The decline in aquatic sales was driven by lower kit and equipment sales in North America and lower aquatic food sales internationally coupled with a one-time negative impact from product registration issues in Russia during the third and fourth quarters of the year ended September 30, 2014. The decline in companion animal sales was driven by adverse weather in North America, which negatively affected retail store traffic during the second quarter of the year ended September 30, 2014, and the non-recurrence of companion animal promotions that took place during the first quarter of the year ended September 30, 2013.

Home and garden sales increased $41.4 million, or 10.6%, during the year ended September 30, 2014 compared to the previous year. The increase in sales was attributable to increases in repellent product sales and lawn and garden control sales of $22.6 million and $20.2 million, respectively. The repellent product sales increase was driven by market share gains, the extended selling season due to favorable weather and a $12.6 million increase due to the Liquid Fence acquisition. The increase in lawn and garden control sales was primarily driven by distribution gains at key retailers and the extended selling season discussed above. These gains were partially offset by a slight decline in household insect control sales of $1.5 million.

Gross Profit. Gross profit and gross profit margin for the year ended September 30, 2014 was $1,568.9 million and 35.4%, respectively, compared to $1,390.3 million and 34.0%, respectively, for the year ended September 30, 2013. The increase in gross profit and improvement in gross profit margin was primarily attributable to an increase in sales, particularly the shift towards higher margin sales, and continuing cost improvements. In addition, the increase in gross profit margin was driven by the non-recurrence of a $30.5 million increase to cost of goods sold due to the sale of inventory that was revalued in connection with the acquisition of the HHI Business during the year ended September 30, 2013.

Operating Expenses. Operating expenses for the year ended September 30, 2014 were $1,084.4 million compared to $1,037.4 million for the year ended September 30, 2013. The $47.0 million increase in operating expenses during the year ended September 30, 2014 is primarily attributable to an increase of $75.5 million in selling and general and administrative expenses as a result of increased sales partially offset by a $28.3 million decrease in acquisition and integration related charges as a result of the HHI Business acquisition during the year ended September 30, 2013. Acquisition and integration related charges include, but are not limited to, transaction costs such as banking, legal and accounting professional fees directly related to acquisitions, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination related expenses associated with our acquisitions. See Note 3, “Acquisitions” in the Notes to the Consolidated Financial Statements included in this elsewhere in this prospectus for additional information regarding our acquisition and integration charges.

Restructuring and Related Charges. See Note 4, “Restructuring and Related Charges,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for information regarding our restructuring and related charges.

Interest Expense. Interest expense for the year ended September 30, 2014 was $202.1 million compared to $369.5 million for the year ended September 30, 2013. The decrease in interest expense of $167.4 million is primarily due to a non-recurrence of $122.2 million of costs related to extinguishment of our 9.5% senior unsecured notes in the year ended September 30, 2013 coupled with ongoing interest cost savings of $56.1 million from the refinancing of those notes, non-recurrence of expenses of $28.8 million related to financing for the HHI Business acquisition in the year ended September 30, 2013. These savings are partially offset by $11.3 million in costs related to the refinancing of our then-existing senior term loan facility in the year ended September 30, 2014, consisting of the write off of unamortized deferred financing fees and original issue discount, and the inclusion of a full year of interest related to the HHI Business acquisition financing during the year ended September 30, 2014. See Note 9, “Debt,” of Notes to the Consolidated Financial Statements included in this prospectus.

Income Taxes. During the year ended September 30, 2014, we recorded income tax expense of $59.0 million on pre-tax income from continuing operations of $276.1 million, compared to income tax expense of $27.4 million on pre-tax loss from continuing operations of $20.1 million for the year ended September 30, 2013. Our effective tax rate was 21.3% for the year ended September 30, 2014 compared to (136.3)% for the year ended September 30, 2013. During the year ended September 30, 2014, our effective tax rate differs from the U.S. federal statutory rate of 35% primarily due to (i) income earned outside the U.S. that is subject to statutory rates lower than 35%; (ii) the release of valuation allowance on U.S. net operating loss deferred tax assets offsetting tax expense on both U.S. pretax income and foreign income not permanently reinvested; and (iii) deferred income tax expense related to the change in book versus tax basis of indefinite-lived intangibles, which are amortized for tax purposes but not for book purposes. During the year ended September 30, 2013, our effective tax rate differed from the U.S. federal statutory rate of 35% principally due to: (i) losses in the U.S. and certain foreign jurisdictions for which no tax benefit can be recognized due to full valuation allowances that have been provided on our net operating loss carryforward tax benefits and other deferred tax assets; (ii) deferred income tax expense related to the change in book versus tax basis of indefinite lived intangibles, which are amortized for tax purposes but not for book purposes and (iii) the reversal of U.S. valuation allowances of $49.8 million on deferred tax assets as a result of the acquisition of the HHI Business. Additionally, in the year ended September 30, 2013, the consolidated pretax income was close to break even, resulting in a higher effective tax rate. See Note 13, “Income Taxes” of Notes to the Consolidated Financial Statements included elsewhere in this prospectus for additional information regarding income taxes.

Segment Financial Data

The Company manages its business in five vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, (ii) Global Pet Supplies, (iii) Home and Garden, (iv) Hardware & Home Improvement and (v) Global Auto Care. See Note 18, “Segment Information” of Notes to the Consolidated Financial Statements, included elsewhere in this prospectus for more information pertaining to segments

Segment profit does not include corporate expenses, acquisition and integration related charges, restructuring and related charges, impairment charges, interest expense, income tax expense, and other non-operating expenses. Corporate expenses primarily include general and administrative expenses and the costs of stock compensation plans which are evaluated on a consolidated basis and not allocated to the segments.

EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, income tax expense (benefit), and depreciation and amortization expense. The Company defines Adjusted EBITDA as EBITDA, excluding share based compensation, acquisition and integration related charges, restructuring and related charges, purchase accounting fair value adjustments, and other items that are unusual in nature or not comparable from period to period.

Adjusted EBITDA is a metric used by management and frequently used by the financial community which provides insight into an organization’s operating trends and facilitates comparisons between peer companies, since interest, taxes, depreciation and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA can also be a useful measure of a company’s ability to service debt and is one of the measures used for determining our debt covenant compliance.

While we believe that EBITDA and Adjusted EBITDA is useful supplemental information, such adjusted results are not intended to replace our financial results in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”) and should be read in conjunction with those GAAP results.

Below is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for each segment and the consolidated SB/RH Holdings, LLC group for the years ended September 30, 2015, 2014 and 2013:

SB/RH HOLDINGS, LLC (in millions)	Global Batteries & Appliances	Hardware & Home Improvement	Global Pet Supplies	Home and Garden	Global Auto Care	Corporate / Unallocated Items	Consolidated
For the year ended September 30, 2015
Net income (loss), as adjusted	$219.6	$166.5	$60.0	$108.3	$18.2	$(416.8)	$155.8
Income tax expense(1)	—	—	—	—	—	43.9	43.9
Interest expense(1)	—	—	—	—	—	271.9	271.9
Depreciation and amortization	71.0	39.4	39.7	13.3	6.6	—	170.0

EBITDA	290.6	205.9	99.7	121.6	24.8	(101.0)	641.6
Share based compensation	—	—	—	—	—	41.8	41.8
Acquisition and integration related charges	4.6	9.1	13.7	2.3	3.8	25.3	58.8
Restructuring and related charges	9.2	9.7	8.9	0.6	—	0.3	28.7
Purchase accounting fair value adjustment	—	0.8	2.2	—	18.7	—	21.7
Venezuela devaluation	2.5	—	—	—	—	—	2.5
Other(2)	—	—	—	—	—	6.1	6.1

Adjusted EBITDA	$306.9	$225.5	$124.5	$124.5	$47.3	$(27.5)	$801.2

For the Year Ended September 30, 2014
Net income (loss), as adjusted	$234.6	$157.2	$78.7	$88.1	$—	$(341.5)	$217.1
Income tax expense(1)	—	—	—	—	—	59.0	59.0
Interest expense(1)	—	—	—	—	—	202.1	202.1
Depreciation and amortization	73.1	40.4	31.5	12.6	—	—	157.6

EBITDA	307.7	197.6	110.2	100.7	—	(80.4)	635.8
Share based compensation	—	—	—	—	—	44.9	44.9
Acquisition and integration related charges	7.8	4.4	—	1.1	—	6.8	20.1
Restructuring and related charges	11.1	8.3	3.0	—	—	0.5	22.9
Other(3)	—	—	—	—	—	1.3	1.3

Adjusted EBITDA	$326.6	$210.3	$113.2	$101.8	$—	$(26.9)	$725.0

For the Year Ended September 30, 2013
Net income (loss), as adjusted	$213.6	$75.4	$77.0	$77.7	$—	$(491.2)	$(47.5)
Income tax expense(1)	—	—	—	—	—	27.4	27.4
Interest expense(1)	—	—	—	—	—	369.5	369.5
Depreciation and amortization	67.3	31.3	29.6	11.7	—	—	139.9

EBITDA	280.9	106.7	106.6	89.4	—	(94.3)	489.3
Share based compensation	—	—	—	—	—	43.1	43.1
Acquisition and integration related charges	6.1	7.4	2.2	0.1	—	32.6	48.4
Restructuring and related charges	14.8	6.2	11.2	0.6	—	1.2	34.0
Pre-acquisition earnings of HHI(4)	—	30.3	—	—	—	—	30.3
Purchase accounting fair value adjustment	—	31.5	—	—	—	—	31.5
Venezuela devaluation	1.9	—	—	—	—	—	1.9

Adjusted EBITDA	$303.7	$182.1	$120.0	$90.1	$—	$(17.4)	$678.5

(1)	The Company’s policy is to record income tax expense and interest expense on a consolidated basis. Accordingly, such amounts are not reflected in the operating results of the operating segments and are presented within Corporate/Unallocated Items.
(2)	For the year ended September 30, 2015, other includes costs associated with onboarding for a key executive coupled with costs associated with exiting another key executive.
(3)	For the year ended September 30, 2014, other includes costs associated with onboarding for a key executive.
(4)	For the year ended September 30, 2013, the pre-acquisition earnings of HHI do not include the TLM Taiwan business as stand-alone financial data is not available for the periods presented. The TLM Taiwan business is not deemed material to the Company’s operating results.

Global Batteries & Appliances

	2015	2014	2013
Net Sales	$2,092.2	$2,230.7	$2,203.6
Segment Profit	$240.8	$256.5	$237.5
Segment Profit as a % of net sales	11.5%	11.5%	10.8%
Adjusted EBITDA	$306.9	$326.6	$303.7

Refer to Consolidated Results of Operations section for discussion on changes in net sales.

Segment profit for the year ended September 30, 2015 decreased $15.7 million from $256.5 million for the year ended September 30, 2014 to $240.8 million for the year ended September 30, 2015. Segment profit as a percentage of sales remained consistent for both years at 11.5%. The decrease in segment profit is attributable to the decreased sales as previously discussed, which was partially offset by cost improvements and favorable product mix. Adjusted EBITDA for the year ended September 30, 2015 decreased $19.7 million to $306.9 million from $326.6 million for the year ended September 30, 2014. The decrease was attributable to the factors discussed above.

Segment profit for the year ended September 30, 2014 increased to $256.5 million from $237.5 million for the year ended September 30, 2013. Segment profit as a percentage of net sales increased slightly to 11.5% for the year ended September 30, 2014 versus 10.8% for the year ended September 30, 2013. The increase was primarily attributable to increased sales as previously discussed and cost improvements, which were partially offset by unfavorable product mix and pricing pressures in the U.S. and Europe. Adjusted EBITDA for the year ended September 30, 2014 increased to $326.6 million from $303.7 million for the year ended September 30, 2013. The increase was driven by the factors discussed above.

Hardware & Home Improvement

	2015	2014	2013
Net Sales	$1,205.5	$1,166.0	$869.6
Segment Profit	$185.2	$172.2	$88.7
Segment Profit as a % of net sales	15.4%	14.8%	10.2%
Adjusted EBITDA	$225.5	$210.3	$182.1

Refer to Consolidated Results of Operations section for discussion on changes in net sales.

Segment profit increased $13.0 million from $172.2 million for the year ended September 30, 2014 to $185.2 for the year ended September 30, 2015. Segment profit as a percentage of net sales of 15.4% for the year ended September 30, 2015, was up from 14.8% for the year ended September 30, 2014. The increase in segment profit was primarily driven by the increase in sales volumes discussed above along with cost improvements and inclusion of Tell acquired during the year ended September 30, 2015. The cost improvements were responsible for the increase in segment profit as a percentage of net sales. Adjusted EBITDA was $225.5 million for the year ended September 30, 2015, increase of $15.2 million compared to $210.3 million for the year ended September 30, 2014. The increase in Adjusted EBITDA was attributable to the factors discussed above.

Segment profit increased $83.5 million to $172.2 million for the year ended September 30, 2014 compared to $88.7 million for the year ended September 30, 2013. Segment profit as a percentage of net sales was 14.8% for the year ended September 30, 2014 and 10.2% for the year ended September 30, 2013. Results of the HHI Business relate to operations subsequent to the acquisition of the HHI Business (on December 17, 2012) during the fiscal year ended September 30, 2013. A portion of the HHI Business, consisting of the TLM Business, is included in the results of the Hardware and Home Improvement segment subsequent to its acquisition on April 8, 2013. The increase was primarily driven by the inclusion of the HHI Business for an entire fiscal year for the year ended September 30, 2014 compared to a partial year due to the acquisition of the segment during the year ended September 30, 2013. Furthermore, the increase was driven by cost improvements, coupled with the non-recurrence of a $31.5 million cost of goods sold charge during the year ended September 30, 2013 associated with the sale of acquired inventory adjusted to fair value on the date of acquisition. Adjusted EBITDA was $210.3 million for the year ended September 30, 2014 compared to $182.1 million for the year ended September 30, 2013. The increase in Adjusted EBITDA was driven by the increased sales, cost improvements and other factors discussed above.

Global Pet Supplies

	2015	2014	2013
Net Sales	$758.2	$600.5	$621.9
Segment Profit	$83.9	$82.4	$91.1
Segment Profit as a % of net sales	11.1%	13.7%	14.6%
Adjusted EBITDA	$124.5	$113.2	$120.0

Refer to Consolidated Results of Operations section for discussion on changes in net sales.

Segment profit for the year ended September 30, 2015 was $83.9 million, an increase of $1.5 million from $82.4 million for the year ended September 30, 2014. Segment profit as a percentage of net sales decreased from 13.7% for the year ended September 30, 2014 to 11.1% for the year ended September 30, 2015. The decrease in segment profit as a percentage of net sales is attributable to increased product costs due to product mix compared to the prior year. Partially offsetting the decrease in segment profit was sales from the Salix and European IAMS and Eukanuba acquisitions. Adjusted EBITDA increased $11.3 million from $113.2 million to $124.5 million. The increase in Adjusted EBITDA is attributable to the factors discussed above and the inclusion of the Salix and European IAMS and Eukanuba acquisitions during the year ended September 30, 2015.

Segment profit decreased $8.7 million to $82.4 million for the year ended September 30, 2014 compared to $91.1 million for the year ended September 30, 2013. Segment profit as a percentage of net sales for the year ended September 30, 2014 decreased to 13.7%, compared to 14.6% for the year ended September 30, 2013. The decrease in segment profit and segment profitability as a percentage of sales was primarily driven by unfavorable product mix during the year ended September 30, 2014 as compared to year ended September 30, 2013, which was partially offset by cost improvements in manufacturing and sourcing. Also contributing to the decrease in segment profit was the decrease in sales previously discussed. Adjusted EBITDA for the year ended September 30, 2014 decreased $6.8 million to $113.2 million from $120.0 million for the year ended September 30, 2013. The decrease was driven by the unfavorable product mix discussed above.

Home and Garden Business

	2015	2014	2013
Net Sales	$474.0	$431.9	$390.5
Segment Profit	$111.2	$89.3	$78.5
Segment Profit as a % of net sales	23.5%	20.7%	20.1%
Adjusted EBITDA	$124.5	$101.8	$90.1

Refer to Consolidated Results of Operations section for discussion on changes in net sales.

Segment profit for the year ended September 30, 2015 increased $21.9 million to $111.2 million compared to $89.3 million for the year ended September 30, 2014. Segment profit as a percentage of net sales also increased to 23.5% for the year ended September 30, 2015 compared to 20.7% for the year ended September 30, 2014. Increases in segment profit and segment profit as a percentage of net sales were driven by cost improvements compared to the prior year. Also contributing to the increase in segment profit was the increase in sales previously discussed. Adjusted EBITDA was $124.5 million for the year ended September 30, 2015, increase of $22.7 million from $101.8 million for the year ended September 30, 2014. The increase in Adjusted EBITDA is attributable to the increased sales and cost improvements discussed above.

Segment profit for the year ended September 30, 2014 increased $10.8 million to $89.3 million from $78.5 million for the year ended September 30, 2013. Segment profit as a percentage of net sales for the year ended September 30, 2014 increased to 20.7% from 20.1%. Increases in segment profit and segment profit as a percentage of net sales were driven by the acquisition of Liquid Fence during the year ended September 30,

2014. Also contributing to the increase in segment profit was the increase in sales previously discussed. Adjusted EBITDA increased $11.7 million to $101.8 million for the year ended September 30, 2014 compared to segment Adjusted EBITDA of $90.1 million for the year ended September 30, 2013. The increases are driven by the increase in net sales coupled with cost and operating expense improvements.

Global Auto Care

2015
Net Sales	$160.5
Segment Profit	$21.8
Segment Profit as a % of net sales	13.6%
Adjusted EBITDA	$47.3

Results of the AAG business, reported as a separate business segment, Global Auto Care, relate to operations subsequent to the acquisition date of May 21, 2015.

Liquidity and Capital Resources

The following is a summary of the Company’s cash flows for the years ended September 30, 2015, 2014 and 2013:

	SB/RH Holdings, LLC
(in millions)	2015	2014	2013
Net cash provided by operating activities	$441.8	$434.7	$258.2
Net cash used by investing activities	$(1,279.7)	$(93.5)	$(1,476.7)
Net cash provided (used) by financing activities	$922.6	$(338.2)	$1,263.4
Effect of exchange rate changes on cash and cash equivalents	$(29.7)	$(8.3)	$(4.5)

Net cash provided by operating activities

The $7.1 million increase in cash provided by operating activities for the year ended September 30, 2015 was primarily due to: (i) cash generated from higher Adjusted EBITDA of $76.2 million; (ii) decrease in cash paid for taxes of $26.3 million; and (iii) decrease in cash paid for restructuring and related charges of $8.1 million; which was partially offset by (i) increased cash paid for acquisition and integration costs of $9.8 million from increased acquisition activity; (ii) increased cash paid for interest of $71.6 million due to charges associated with financing the AAG acquisition and increased debt; and (iii) $22.1 million of incremental use of cash from working capital driven by higher inventory and other working capital items partially offset by lower accounts receivable and higher accounts payable and other working capital accruals.

The $176.5 million increase in cash provided by operating activities for the year ended September 30, 2014 was primarily due to: (i) cash generated from higher Adjusted EBITDA of $79.3 million, excluding pre-acquisition earnings of the HHI Business; (ii) $67.5 million of additional generation of cash from working capital and other items driven by lower accounts receivable and inventory, partially offset by lower accounts payable and other working capital items; (iii) lower cash payments for interest of $46.4 million due to refinancing; and (iv) lower cash acquisition, integration and restructuring related costs of $14.0 million; which was partially offset by higher cash payments for income taxes of $30.7 million.

Net cash used by investing activities

The $1,186.2 million increase in cash used by investing activities during the year ended September 30, 2015 was primarily attributable to the cash used for acquisitions of $1,191.1 million during the year ended September 30, 2015, which related to the $898.4 million, net cash acquired, for the AAG acquisition; $147.8 million, net cash acquired, for the Salix acquisition; $115.7 million, net cash acquired, for the European IAMS and Eukanuba acquisition and $29.2 million, net cash acquired, for the Tell acquisition, compared to the $27.6 million, net cash acquired, used for the Liquid Fence acquisition during the year ended September 30, 2014.

The $1,383.2 million decrease in cash used by investing activities during the year ended September 30, 2014 was primarily driven by a decrease in cash used for acquisitions of $1,366.0 million, which related to the $1,351.0 million, net of cash acquired, for the HHI Business acquisition and the $42.6 million, net of cash acquired, for the Shaser acquisition during the year ended September 30, 2013, compared to the $27.6 million, net of cash acquired, used for the Liquid Fence acquisition during the year ended September 30, 2014.

Net cash provided (used) by financing activities

Net cash used by financing activities for the year ended September 30, 2015 consist of: (i) refinancing of the then-existing senior term facilities resulting in $2.036.5 million of proceeds for the issuance of the new Term Loans and $1,589.6 million payment on the then existing senior term facilities; (ii) $1,000.0 million proceeds from the issuance of the 5.75% Notes (iii) $540.0 million repayment of AAG debt assumed as part of the AAG acquisition (iv) $250.0 million proceeds from the issuance of the 6.125% Notes; (v) $300.0 million repayment of the 6.75% Notes; (vi) $363.6 million of amortizing payments on debt; (vii) payment of debt issuance costs of $37.8 million; (vi) $528.3 million of proceeds from the parent, SBH; and (vii) cash dividends paid to SBH of $72.1 million.

Net cash used by financing activities for the year ended September 30, 2014 consisted of: (i) proceeds related to the issuance of debt under our former senior term loans of $523.7 million; (ii) repayment of $764.9 million under the former senior credit facilities and $6.0 million of other debt; (iii) dividend payments to SBH of $77.0 million; (iv) payment of share-based tax withholdings of employees for vested stock awards of $24.9 million; and (v) payment of debt issuance costs of $5.4 million.

Net cash provided by financing activities for the year ended September 30, 2013 consisted of: (i) proceeds related to the issuance of debt under our former term facilities of $1,936.3 million, issuance of 6.625% Notes of $570.0 million, and issuance of 6.375% Notes of $520.0 million; (ii) extinguishment of 9.5% Notes of $950.0 million and repayment of former senior credit facilities of $571.1 million; (iii) payment of debt issuance costs of $60.9 million; (iv) dividend payment to SBH of $88.7 million; (v) payment of share-based tax withholdings of employees for vested stock awards of $20.1 million; (vi) proceeds from a $28.6 million contribution from parent and (ix) $11.9 million of proceeds from other financing activities.

Capital Expenditures

Capital expenditures for the Company totaled $89.1 million, $73.3 million and $82.0 million for the years ended September 30, 2015, 2014, and 2013, respectively. We expect to make investments in capital projects similar to historical levels, as well as incremental investments in high return cost reduction projects slightly above historical levels.

Depreciation and Amortization

Depreciation and amortization for the Company totaled $170.0 million, $157.6 million and $139.9 million for the years ended September 30, 2015, 2014, and 2013, respectively. The increase in depreciation and amortization for the year ended September 30, 2015 is due to the recognition of property, plant and equipment and definite lived intangible assets from the acquisitions of AAG, European IAMS and Eukanuba, Salix and Tell. The increase in depreciation and amortization for the year ended September 30, 2014 is due to the recognition of property, plant and equipment and definite lived intangible assets from the acquisition of Liquid Fence.

Indebtedness

Refer to Note 9, “Debt” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information.

In addition to the outstanding principal on our debt obligations, we have annual interest payment obligations of $202.7 million in the aggregate. This includes interest under our: (i) 6.375% Notes of approximately $33.2 million; (ii) 6.625% Notes of approximately $37.8 million (iii) 6.125% Notes of approximately $15.3 million; (iv) 5.75% Notes of $57.5 million and (iv) Term Loans of $58.9 million. Interest on the 6.375% Notes, the 6.625% Notes, the 6.125% Notes and the 5.75% Notes is payable semi-annually in arrears and interest under the Term Loan and the Revolver Facility is payable on various interest payment dates as provided in the Senior Credit Agreement. We are required to pay certain fees in connection with our outstanding debt obligations including a quarterly commitment fee of up to 0.50% on the unused portion of the Revolver Facility and certain additional fees with respect to the letter of credit sub-facility under the Revolver Facility.

At September 30, 2015, we were in compliance with all covenants under the Senior Credit Agreement, the indenture governing both the 6.375% Notes and the 6.625% Notes, the indenture governing the 6.125% Notes, and the indenture governing the 5.75% Notes. See “Risk Factors”, for further a discussion of the risks associated with our ability to service all of our existing indebtedness, our ability to maintain compliance with financial and other covenants related to our indebtedness and the impact of other economic factors.

Credit Ratings

The Company’s access to the capital markets and financing costs in those markets may depend on the credit ratings of the Company when it is accessing the capital markets. None of the Company’s current borrowings are subject to default or acceleration as a result of a downgrading of credit ratings, although a downgrade of the Company’s credit ratings could increase fees and interest charges on future borrowings.

Liquidity Outlook

The Company’s ability to make principal and interest payment on borrowings under its U.S. and foreign credit facilities and its ability to fund planned capital expenditures will depend on its ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other conditions. Based on its current level of operations, the Company believes that its existing cash balances and expected cash flows from operations will be sufficient to meet its operating requirements for at least the next 12 months. However, the Company may request borrowings under its credit facilities and seek alternative forms of financing or additional investments to achieve its longer-term strategic plans.

At September 30, 2015, based on the Company’s current tax strategy, there are no significant foreign cash balances available for repatriation. For the year ending September 30, 2016, we expect to generate between $75 million and $125 million of foreign cash that may be repatriated for general corporate purposes.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations & Other Commercial Commitments

The following table summarizes our contractual obligations as of September 30, 2015 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Contractual Payments Due by Period
(in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Thereafter
Debt, excluding capital lease obligations(1)	$3,889.6	$26.6	$30.8	$30.8	$3,801.4
Interest payments excluding capital lease obligations	1,530.9	203.8	403.5	401.2	522.4
Capital lease obligations(2)	119.7	11.1	20.2	17.1	71.3
Operating lease obligations	151.5	39.7	60.0	31.2	20.6
Employee benefit obligations(3)	111.9	9.3	19.6	22.1	60.9
Other purchase obligations	29.7	23.6	5.7	0.4	—

Total Contractual Obligations(4)	$5,833.3	$314.1	$539.8	$502.8	$4,476.6

(1)	See Note 9 “Debt”, included elsewhere in this prospectus.
(2)	Capital lease payments due by fiscal year include executory costs and imputed interest not reflected in the Consolidated Statements of Financial Position included elsewhere in this prospectus.
(3)	Employee benefit obligations represent the sum of our estimated future minimum required funding for our qualified defined benefit plans based on actuarially determined estimates and projected future benefit payments from our unfunded postretirement plans. For additional information about our employee benefit obligations, see Note 12, “Employee Benefit Plans,” of Notes to Consolidated Financial Statements, included elsewhere in this prospectus.
(4)	At September 30, 2015, our Consolidated Statements of Financial Position includes reserves for uncertain tax positions. However, it is not possible to predict or estimate the timing of payments for these obligations. The Company cannot predict the ultimate outcome of income tax audits currently in progress for certain of our companies; however, it is reasonably possible that during the next 12 months, some portion of our unrecognized tax benefits could be recognized.

The following table summarizes our other commercial commitments as of September 30, 2015, consisting entirely of standby letters of credit that back the performance of certain of our entities under various credit facilities, insurance policies and lease arrangements:

	Contractual Payments Due by Period
(in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Thereafter
Letters of credit	$32.7	$24.7	$8.0	$—	$—

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with GAAP and fairly present our financial position and results of operations. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its accounting estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, and evaluates its estimates on an ongoing basis. The following policies are considered by management to be the most critical to understanding the judgments that are involved in the preparation of our consolidated financial statements and the uncertainties that could impact our results of operations, financial position and cash flows. The application of these accounting policies requires judgment and use of assumptions as to future events and outcomes that are uncertain and, as a result, actual results could differ from these estimates. Refer to Note 2 “Summary of Significant Accounting Policies” of Notes to the Consolidated Financial Statements for all relevant accounting policies.

Goodwill, Intangible Assets and Other Long-Lived Assets

The Company’s goodwill, intangible assets and tangible fixed assets are stated at historical cost, net of depreciation and amortization, less any provision for impairment. Intangible and tangible assets with determinable lives are amortized or depreciated on a straight line basis over estimated useful lives. Refer to Note 2 “Significant Accounting Policies and Practices” of Notes to Consolidated Financial Statements for more information about useful lives.

On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of its reporting units to the carrying value to determine if potential goodwill impairment exists; our reporting units are consistent with our segments (See Note 18, “Segment Information” for further discussion over operating and reporting segments). If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value of the reporting unit goodwill and its carrying value. The estimated fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. In estimating the fair value of the reporting unit, we used a discounted cash flows methodology, which requires us to estimate future revenues, expenses, and capital expenditures and make assumptions about our weighted average cost of capital and perpetuity growth rate, among other variables. We test the aggregate estimated fair value of our reporting units by comparison to our total market capitalization, including both equity and debt capital. The fair value of Global Batteries & Appliances, Hardware and Home Improvement, Global Pet Supplies, and Home & Garden reporting units exceeded their carrying value by 54%, 38%, 29% and 66%, respectively.

As a result of the AAG acquisition in the third quarter of the year ended September 30, 2015, a new reporting unit and segment was established, Global Auto Care. Due to the recent closing of the acquisition and the measurement of net assets acquired to fair value, a qualitative assessment of the carrying value of goodwill was performed for this reporting unit. This included the evaluation of factors such as macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and reporting unit factors, among others. Based on its qualitative assessment, management concluded that it is not more likely than not that the fair value of this reporting unit is less than its carrying amount, and a quantitative impairment test of the acquired goodwill for Global Auto Care was not deemed necessary.

In addition to goodwill, the Company has indefinite-lived intangible assets that consist of acquired tradenames. On an annual basis, or more frequently if triggering events occur, the Company compares the estimated fair value of the identified trade names to the carrying value to determine if potential impairment exists. If the fair value is less than its carrying value, an impairment loss is recorded for the excess. The fair value of indefinite-lived intangible assets is determined using an income approach, the relief from royalty methodology, which requires us to make estimates and assumptions about future revenues, royalty rates, and the discount rate, among others. The fair value of our tradenames exceeded the carrying values as of the date of our latest annual impairment testing resulting in no impairment of our indefinite lived intangible assets for the year ended September 30, 2015.

The Company also reviews other definite-lived intangible assets and tangible fixed assets for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows expected to be generated by the asset did not exceed the carrying value of the asset. If impairment is determined to exist, any related impairment loss is calculated based on fair value. There were no triggering events identified during the year that necessitated an impairment test over definite-lived assets.

A considerable amount of judgment and assumptions is required in performing the impairment tests, principally in determining the fair value of each reporting unit and assets subject to impairment testing. While the Company believes its judgments and assumptions are reasonable, different assumptions could change the estimated fair value and therefore, additional impairment changes could be required. The Company is subject to financial statement risk in the event that business or economic conditions unexpectedly decline and impairment is realized.

Pensions

The Company recognizes amounts on the consolidated financial statements related to defined benefit pension plans using a September 30 measurement date. The accounting for these plans requires us to recognize the overfunded and/or underfunded status of each pension plan (i.e. the estimated present value of future benefits, net of plan assets) on the consolidated statement of financial position. A substantial portion of our pension obligations are related to defined benefit pension plans in the U.S., a majority of which are frozen. The determination of the estimated present value of future benefits includes several important assumptions, particularly around discount rates, expected returns on plan assets, and retirement and mortality rates.

The Company’s discount rate assumptions are based on the interest rate of high-quality corporate bonds, with appropriate consideration of our plans’ participants’ demographics and benefit payment terms. For the year ended September 30, 2015, we used discount rates ranging from 1.75% to 13.81%. We believe the discount rates used are reflective of the rates at which pension benefits could be effectively settled. If interest rates decline resulting in a lower discount rate, our pension liability, will increase along with the related pension expense and required funding contributions.

The Company’s expected return on plan assets assumptions are based on our expectation of long-term average rates of return on assets in the pension funds, which reflect both the current and projected asset mix of the funds and consider the historical returns earned on the fund. If the actual rates of return are lower than we assume, our future pension expense and required funding contributions may increase. Actual returns above the assumed level could decrease future pension expense and lower the amount of required funding contributions. For the year ended September 30, 2015, we used an expected return on plan assets of 7.25%. If plan assets decline due to poor market performance, our pension liability will increase along with increasing pension expense and required funding contributions may increase.

The Company reviews its actuarial assumptions on an annual basis and makes modifications based on current rates and trends when appropriate. Based on the information provided by independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flows in the future. See Note 12, “Employee Benefit Plans,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion of our employee benefit plans.

Acquisition Accounting

The fair value of the consideration we pay for each new acquisition is allocated to tangible assets and identifiable intangible assets, liabilities assumed, any non-controlling interest in the acquired entity and goodwill. The accounting for acquisitions involves a considerable amount of judgment and estimate, including the fair value of certain forms of consideration; fair value of acquired intangible assets involving projections of future revenues and cash flows that are then either discounted at an estimated discount rate or measured at an estimated royalty rate; fair value of other acquired assets and assumed liabilities, including potential contingencies; and the useful lives of the acquired assets. The assumptions used are determined at the time of the acquisition in accordance with accepted valuation models. Projections are developed using internal forecasts, available industry and market data and estimates of long-term rates of growth for our business. The impact of prior or future acquisitions on our financial position or results of operations may be materially impacted by the change in or initial selection of assumptions and estimates. Refer to Note 3, “Acquisitions” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion of business combination accounting valuation methodology and assumptions. See Note 3, “Acquisitions” of Notes to the Consolidated Financial Statements included elsewhere in this prospectus for further discussion of our acquisition and valuation assumptions.

Restructuring and Related Charges

Restructuring charges include, but are not limited to, termination and related costs consisting primarily of one-time termination benefits such as severance costs and retention bonuses, and contract termination costs consisting primarily of lease termination costs. Related charges, as defined by us, include, but are not limited to, other costs directly associated with exit and relocation activities, including impairment of property and other assets, departmental costs of full-time incremental employees, and any other items related to the exit or relocation activities. Costs for such activities are estimated by us after evaluating detailed analyses of the costs to be incurred.

Liabilities from restructuring and related charges are recorded for estimated costs of facility closures, significant organizational adjustments and measures undertaken by us to exit certain activities. Costs for such activities are estimated by us after evaluating detailed analyses of the costs to be incurred. Such liabilities could include amounts for items such as severance costs and related benefits (including settlements of pension plans), impairment of property and equipment and other current or long term assets, lease termination payments and any other items directly related to the exit activities.

Restructuring and related charges associated with manufacturing and related initiatives are reported in cost of goods sold. Restructuring and related charges reflected in cost of goods sold include, but are not limited to, termination and related costs associated with manufacturing employees, asset impairments relating to manufacturing initiatives and other costs directly related to the restructuring initiatives implemented. Restructuring and related charges associated with administrative functions are reported in operating expenses, such as initiatives impacting sales, marketing, distribution or other non-manufacturing related functions. Restructuring and related charges reflected in operating expenses include, but are not limited to, termination and related costs, any asset impairments relating to the administrative functions and other costs directly related to the initiatives implemented.

While the actions are carried out as expeditiously as possible, restructuring and related charges are estimates. Changes in estimates resulting in an increase to or a reversal of a previously recorded liability may be required as we execute a restructuring plan. See Note 4, “Restructuring and Related Charges” of Notes to Consolidated Financial Statements included elsewhere in this prospectus for a more complete discussion of our restructuring initiatives and related costs.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

The Company assesses its income tax positions and records tax liabilities for all years subject to examination based upon management’s evaluation of the facts and circumstances and information available for reporting. For those income tax positions where it is more-likely-than-not that a tax benefit will not be sustained upon conclusion of an examination, the Company has recorded a reserve based upon the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority assuming that it has full knowledge of all relevant information. For those income tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company did not recognize a reserve. As of September 30, 2015, the total amount of unrecognized tax benefits, including interest and penalties, that if not recognized, would affect the effective tax rate in future periods was $14.3 million. Our effective tax rate includes the impact of income tax reserves and changes to those reserves when considered appropriate. A number of years may elapse before a particular matter for which we have established a reserve is finally resolved. Unfavorable settlement of any particular issue may require the use of cash or a reduction in our net operating loss carryforwards. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses, tax credit, and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and ongoing prudent and feasible tax planning strategies. We base these estimates on projections of future income, including tax planning strategies, in certain jurisdictions. Changes in industry conditions and other economic conditions may impact our ability to project future income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period we make that determination.

As of September 30, 2015, we have U.S. federal net operating loss carryforwards (“NOLs”) of $894.5 million, with a federal tax benefit of $313.1 million and future tax benefits related to state NOLs of $68.7 million and capital loss carryforwards of $14.2 million with a federal and state tax benefit of $5.4 million. Our total valuation allowance for the tax benefit of deferred tax assets that may not be realized is $305.4 million at September 30, 2015. Of this amount, $268.7 million relates to U.S. net deferred tax assets and $36.7 million relates to foreign net deferred tax assets. For the year ended September 30, 2015, we generated domestic pretax profits of $9.8 million. Should we continue to generate domestic pretax profits in subsequent periods, there is a reasonable possibility that some or most of the domestic valuation allowance of $268.7 million could be released at some future date, which could result in a material tax benefit. We estimate that $118.6 million of valuation allowance related to domestic deferred tax assets cannot be released regardless of the amount of domestic operating income generated due to prior period ownership changes that limit the amount of NOLs we can use and legal limitations on the use of capital losses.

As of September 30, 2015, we have provided no residual US taxes on earnings not yet taxed in the U.S. Due to the valuation allowance recorded against U.S. net deferred tax assets, including NOLs, we do not recognize any incremental U.S. tax expense on the expected future repatriation of foreign earnings. Should the U.S. valuation allowance be released at some future date, the U.S. tax on future foreign earnings not considered to be permanently reinvested might have a material effect on our effective tax rate. As of September 30, 2015, we project $2.4 million of additional tax expense from non-U.S. withholding and other taxes expected to be incurred on repatriation of foreign earnings.

See Note 13, “Income Taxes” of Notes to Consolidated Financial Statements elsewhere included in this prospectus.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU requires revenue recognition to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition model requires identifying the contract and performance obligations, determining the transaction price, allocating the transaction price to performance obligations and recognizing the revenue upon satisfaction of performance obligations. This

ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. This ASU can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the updates recognized at the date of the initial application along with additional disclosures. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, which amends the previously issued ASU to provide for a one year deferral from the original effective date. As a result, the ASU will become effective for us beginning in the first quarter of our fiscal year ending September 30, 2019, with early application only being for us beginning in the first quarter of our fiscal year ending September 30, 2018. We are currently assessing the impact this pronouncement will have on the consolidated financial statements of the Company.

In August 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments require that an acquirer (i) recognize measurement period adjustments to estimated amounts in the reporting period in which the adjustment amounts are determined; (ii) record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date; and (iii) present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the estimated amounts had been recognized as of the acquisition date. The ASU will become effective for us beginning in the first quarter of our fiscal year ending September 30, 2017, with early adoption permitted. The amendments are applied to adjustments to provision amounts that occur after the effective date and the impact of the adoption of this guidance on the Company’s consolidated financial statements will depend on the future business combination activity.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330) Simplifying the Measurement of Inventory, which changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU eliminates the guidance that entities consider replacement cost or net realizable value less an approximately normal profit margin in the subsequent measurement of inventory when cost is determined on a first-in, first-out or average cost basis. The ASU will become effective for us beginning in the first quarter of our fiscal year ending September 30, 2018, with early adoption permitted. We are currently assessing the impact this pronouncement will have on the consolidated financial statements of the Company.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability, similar to the presentation of debt discounts. This ASU will become effective for us beginning in the first quarter of our fiscal year ending September 30, 2017, with early adoption permitted. We are currently assessing the impact this pronouncement will have on the consolidated financial statements of the Company.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Fees Paid in Cloud Computing Arrangements, which provides for guidance on the accounting for fees paid in cloud computing arrangements. The ASU provides guidance to customers about whether the cloud computing arrangement includes a software license, which could be accounted for as a separate element of the arrangement similar to the acquisition of other software licenses. The absence of a software license would result in recognizing the arrangement as a service contract. This ASU will become effective for us beginning in the first quarter of our fiscal year ending September 30, 2017, with early adoption permitted. We are currently assessing the impact this pronouncement will have on the consolidated financial statements of the Company.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) Disclosure of Uncertainties about the Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for a period of one year from the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is substantial doubt about the entity’s ability to continue as a going concern. This ASU will become effective for us beginning in the first quarter of our fiscal year ending September 30, 2017. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In April, 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 2015) and Property, Plant and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the criteria for reporting discontinued operations where only disposals representing a strategic shift in operations should be presented as discontinued operations. Such strategic shifts should have a major effect on the organization’s operating and financial results. This new guidance also expanded the disclosure requirements about discontinued operations. This ASU will become effective for us during our fiscal year ending September 30, 2016. The impact of the adoption of this guidance on the Company’s consolidated financial statements will depend on the Company’s future disposal activity.

BUSINESS

General

We are a diversified global branded consumer products company. The Company manufactures, markets and/or distributes its products in approximately 160 countries in the North America, Europe, Middle East & Africa (“MEA”), Latin America and Asia-Pacific regions through a variety of trade channels, including retailers, wholesalers and distributors, original equipment manufacturers (“OEMs”), construction companies and hearing aid professionals. We enjoy strong name recognition in our regions under our various brands and patented technologies. Our diversified global branded consumer products have positions in seven major product categories: consumer batteries, small appliances, personal care, hardware and home improvement, pet supplies, home and garden and auto care. We manage the businesses in five vertically integrated, product-focused segments: (i) Global Batteries & Appliances, (ii) Global Pet Supplies, (iii) Home and Garden, (iv) Hardware & Home Improvement and (v) Global Auto Care. Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for sales and marketing initiatives and the financial results for all product lines within that segment. See Note 18, “Segment Information” of Notes to the Consolidated Financial Statements, included elsewhere in this prospectus for more information pertaining to segments. The following table summarizes the respective product types, brands, and regions for each of the segments:

Segment	Products	Brands	Regions
Global Batteries & Appliances

Consumer batteries: Alkaline, zinc carbon, and NiMH rechargeable batteries; hearing aid and other specialty battery products; battery powered portable lighting products.

Small appliances: small kitchen and home appliances. Personal care: electric shaving and grooming products, hair care appliances and accessories.

		Consumer batteries: Rayovac, VARTA. Small appliances: Black & Decker, George Foreman, Russell Hobbs, Juiceman, Breadman, and Toastmaster. Personal care: Remington.	North America Europe/MEA Latin America Asia-Pacific

Hardware & Home Improvement	Hardware and home improvement: Residential locksets and door hardware including hinges, security hardware, screen and storm door products, garage hardware, window hardware and floor protection; commercial doors, locks, and hardware; kitchen, bath and shower faucets and plumbing products.	Hardware and home improvement: Kwikset, Weiser, Baldwin, National Hardware, Stanley, Tell, Pfister.	North America Europe/MEA Latin America Asia-Pacific

Global Pet Supplies	Pet supplies: Dog, cat and small animal food and treats; clean-up and training aid products and accessories; pet health and grooming products; aquariums and aquatic health supplies.	Pet Supplies: 8-in-1, Dingo, Nature’s Miracle, Wild Harvest, Littermaid, Tetra, Marineland, Whisper, Jungle, Instant Ocean, FURminator, IAMS, Eukanuba, Healthy-Hide, Digest-eeze.	North America Europe/MEA Latin America Asia-Pacific

Home and Garden	Home and garden: Household insecticides; insect and animal repellent products; insect and weed control solutions.	Home and garden: Cutter, Repel, Spectracide, Garden Safe, Liquid Fence, Hot Shot, Black Flag.	North America Latin America

Global Auto Care(1)	Auto care: Aftermarket appearance products; performance chemicals & additives; do-it-yourself air conditioner recharge products.	Auto care: Armor All, STP, A/C PRO.	North America Europe/MEA Latin America Asia-Pacific

(1)	On May 21, 2015, the Company acquired Armored AutoGroup Parent Inc. (“AAG”). For more information pertaining to the AAG acquisition, see Note 3, “Acquisitions” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies.

Our Products

Net sales of each product category sold, as a percentage of net sales of our consolidated operations for the years ended September 30, 2015, 2014 and 2013, are as follows.

	2015	2014	2013
Hardware and home improvement products	26%	26%	21%
Consumer batteries	18%	22%	23%
Small appliances	16%	16%	18%
Pet supplies	16%	14%	15%
Personal care products	11%	12%	13%
Home and garden products	10%	10%	10%
Auto care products	3%	—%	—%

	100%	100%	100%

Hardware and Home Improvement Products

In the hardware and home improvement product category we market and sell a broad range of residential locksets and door hardware, including knobs, levers, deadbolts, handlesets and electronics. We offer our security hardware under three main brands, Kwikset, Weiser and Baldwin. On a global basis we are one of the largest producers of tubular residential locksets. Kwikset includes opening to mid-price point residential door hardware sold primarily in the U.S. retail and wholesale channels. Products are offered under the three brands Safe Lock, Kwikset and Kwikset Signature Series. Weiser offers opening to mid-price point residential door hardware sold primarily in the Canadian retail and wholesale channels. Baldwin offers high price point luxury hardware sold globally through the showroom and lumber yard channels.

As a demonstration of our design and engineering team’s ability to innovate, our patented SmartKey technology enables consumers to easily rekey their locks without hiring a locksmith. SmartKey is sold across all channels of distribution and provides opportunities for further growth. Market share gains stemming from our SmartKey products further augment our overall market share in the residential lockset space. Also in security, we are capitalizing on the emerging trend in home automation and have developed further innovation in electronics where we utilize open-platform electronics to build scalable partnerships with technology and access control industry leaders.

Our Kwikset brand has launched the Kevo Bluetooth enabled deadbolt. The Kevo Bluetooth deadbolt turns a smart phone into a key and allows authorized users to open their Kwikset deadbolt by simply touching the lock. Owners of Kevo can also send digital EKeys and monitor the use of their lock by downloading the Kevo app for Apple iPhone and Google Android phone users.

We also offer other hardware products that include hinges, security hardware, screen and storm door products, garage door hardware, window hardware and floor protection under the Stanley and National Hardware brand names throughout the U.S. and Canada. Although the product line is largely harmonized between the brands, the dual branding approach has been utilized to protect legacy business with key customers and avoid channel conflict.

On October 1, 2014, the Company acquired privately owned Tell Manufacturing, Inc. (“Tell”), a leading U.S. manufacturer and distributor of commercial doors, locks and hardware. Tell provides the Hardware and Home Improvement segment with an established commercial security sales position through a high-quality and well recognized brand and a platform to expand our patented SmartKey and Kevo residential lock technologies into growing commercial channels. Tell also adds doors and hollow metal door manufacturing capabilities, a strategically important adjacent category.

Furthermore, we provide kitchen, bath and shower faucets as well as other plumbing products through our Pfister brand. Pfister is recognized for bringing showroom styles to the mass market at affordable prices and offers a lifetime warranty on all of its products. We have combined robust customer collaboration with consumer driven research to drive innovative products that are well-received by the market. With its affordable, quick-to-market and custom designed solutions, Pfister has an established capability to effectively service hospitality and international markets. Pfister seeks to differentiate itself from competition through its breadth of styles and finishes designed to meet consumer, plumber and builder needs.

Consumer Batteries

We market and sell a full line of alkaline batteries to both retail and industrial customers. Our alkaline batteries are marketed and sold primarily under the Rayovac and VARTA brands. We also manufacture alkaline batteries for third parties who sell the batteries under their own private labels. Our zinc carbon batteries are also marketed and sold primarily under the Rayovac and VARTA brands and are designed for low and medium drain battery powered devices. We also sell Nickel Metal Hydride (NiMH) rechargeable batteries and a variety of battery chargers under the Rayovac and VARTA brands. Recently, Rayovac introduced its highest performing alkaline battery, FUSION. Rayovac’s FUSION features a slim seal technology and optimized chemistry.

We believe that we are currently the largest worldwide marketer and distributor of hearing aid batteries. We sell our hearing aid batteries through retail trade channels and directly to professional audiologists under several brand names and private labels, including Beltone, Miracle Ear and Starkey. Our other specialty battery products include camera batteries, lithium batteries, silver oxide batteries, keyless entry batteries and coin cells for use in watches, cameras, calculators, communications equipment, medical instruments and on the go chargers.

We also offer a broad line of battery-powered, portable lighting products, including flashlights and lanterns for both retail and industrial markets. We sell our portable lighting products under the Rayovac and VARTA brand names, under other proprietary brand names and pursuant to licensing arrangements with third parties. Recently, Rayovac introduced an outdoor portable charging line including the RescuerTM, the AdventurerTM and the rechargeable Power Pack duo, consisting of the DayTripperTM and WeekenderTM Power Packs. The featured portable chargers were designed for the outdoor enthusiast. Rayovac’s flagship chargers were named International CES Innovations 2014 Design and Engineering Award Honorees.

Small Appliances

We market and sell a broad range of products in the branded small household appliances category under the George Foreman, Black & Decker, Russell Hobbs, Juiceman and Breadman brands, including grills, bread makers, sandwich makers, kettles, toaster ovens, toasters, blenders, juicers, can openers, coffee grinders, coffeemakers, electric knives, deep fryers, food choppers, food processors, hand mixers, rice cookers and steamers. We also market small home product appliances, including hand-held irons, vacuum cleaners, air purifiers, clothes shavers and heaters, primarily under the Black & Decker and Russell Hobbs brands.

The Black and Decker brand debuted a new look in 2014 and continues to release new lines of products to meet customer needs. These items include FusionBlade Technology blenders, a variety of coffee makers, choppers and a new category for the brand, slow cookers. Black and Decker also premiered its 5 Minute Pizza Oven and Snack Maker, which cooks frozen or fresh pizzas, frozen snacks, baked goods and more. Additionally, the George Foreman brand continues to introduce new grilling systems, including its Evolve Grill System that comes with advanced ceramic and accessory plates such as baking dishes and muffin pans, the Camp & Tailgate Propane Grill, the Dual Surface Friddle + Grill, and the Grill & Broil which broils and top melts. The George Foreman iConnect Platform, a platform of smart device connected products, has also been introduced.

Pet Supplies

In the pet supplies product category we market and sell a variety of leading branded pet supplies for fish, dogs, cats, birds and other small domestic animals. We have a broad line of consumer and commercial aquatics products, including integrated aquarium kits, stand-alone tanks and stands, filtration systems, heaters, pumps, and other equipment, fish food and water treatment products. Our largest aquatics brands are Tetra, Marineland, Whisper, Jungle and Instant Ocean. We also sell a variety of specialty pet products, including dog and cat treats, small animal food and treats, clean up and training aid products, health and grooming aids, bedding products, and consumable accessories including privacy tents, litter carpets, crystal litter cartridges, charcoal filters, corn-based litter and replaceable waste receptacles. Our largest specialty pet brands include FURminator, 8-in-1, Dingo, Nature’s Miracle, Wild Harvest and Littermaid.

On December 31, 2014, we completed the acquisition of Procter & Gamble’s European pet food business, consisting of the complementary IAMS and Eukanuba premium brands for dogs and cats, which are in an adjacent category to our global pet business. The acquired business provides access to the growing European dog and cat food market. Eukanuba, a premium brand in the pet specialty channel, is a popular brand with breeders and veterinarians in Europe. IAMS, a premium brand with broad consumer appeal, has a leadership share of the premium dry dog food market in the United Kingdom primarily through the food and mass merchandiser channel with opportunities to grow further across Europe. IAMS is positioned for consumers who treat their pets as family members and view the food they feed their pets as a way to make them happy.

On January 16, 2015, we acquired privately owned Salix Animal Health, a vertically integrated producer and distributor of premium, natural rawhide dog chews, treats and snacks, offering a comprehensive line of chews made from beef hides, pork, chicken, beef and other various proteins. Branded and private label products are sold to mass merchandisers, grocery stores, pet specialty stores and warehouse clubs. Its two flagship brands are Healthy-Hide that is marketed across the Good’n’Fun, Good’n’Fit, and Good’n’Tasty family of brands, and Digest-eeze. With a flexible supply chain, including multiple manufacturing plants in Ecuador, Mexico and two in Colombia, Salix will provide the Pet Supplies segment with increased optionality for a low-cost global rawhide production and supply; and expand our strong Dingo dog treats business with complementary product offerings.

Personal Care Products

Our personal care products, marketed and sold under the Remington brand name, include hand-held dryers, curling irons, straightening irons, brush irons, hair setters, facial brushes, skin appliances, electric toothbrushes and hair accessories.

We market and sell a broad line of electric shaving and grooming products under the Remington brand name, including men’s rotary and foil shavers, beard and mustache trimmers, body, nose and ear trimmers, women’s shavers, haircut kits and intense pulsed light hair removal systems. Recently, we introduced the Remington SmartEdge Foil Shaver. This shaving system combines the closeness of a foil and mobility of a rotary to create ActiveHybrid technology. Additionally, our Remington brand introduced other new personal care products such as the HyperFlex rotary shaver, Vacuum Beard and Grooming kit and Virtually Indestructible Hair Clipper.

Home and Garden Products

In the home, lawn and garden products category, we currently sell and market a variety of leading insect and weed control products, including household insecticides, insect repellents, and lawn insect and weed control solutions. We offer a broad array of household pest control solutions such as spider and scorpion killers; roach and ant killers; flying insect killers; insect foggers; wasp and hornet killers; bedbug, flea and tick control products; and roach and ant baits. We also offer powerful rodent traps and rodenticides with discreet designs that are easy to refill and reuse. Our largest brands in the household insect control and rodenticide category are Hot Shot and Black Flag. Recently we introduced our novel, award-winning Black Flag Refillable Rat Bait Station, a reusable rodenticide product that is easy to refill.

This segment also manufactures and markets a complete line of insect repellent products that provide protection from various outdoor nuisance pests, especially mosquitoes. These products include both personal repellents available in a variety of formulas (such as aerosols, lotions, pump sprays and wipes) to match consumers’ dynamic needs, as well as area repellents (such as yard sprays, citronella candles and patio lanterns) that let consumers enjoy the outdoors without bothersome pests. Our brands in the insect repellents category are Cutter and Repel. We have recently increased our pest repellent offerings with the Cutter Backwoods Dry Insect Repellent aerosol and the Repel Tick Defense aerosol.

In addition to providing pest solutions, our line of outdoor insect and weed control solutions allows consumers to conquer bugs and weeds, and tackle their biggest lawn and landscaping projects themselves. From selective and non-selective herbicides to pest-specific solutions, our outdoor products are available in easy-to-use formulations (such as aerosols, granules, ready-to-use or hose-end ready-to-sprays) designed to fulfill a variety of consumer needs. Our outdoor insecticide and herbicide brands include Spectracide, Garden Safe and Liquid Fence. Continuing our pursuit of innovation, we started offering the Mulch-Lock Ready-to-Use and Mulch-Lock Concentrate, which are versatile landscaping tools that can be used to eliminate frequent groundcover maintenance and help customers save time, effort and money. The Spectracide brand recently introduced the AccuShot Sprayer, which was recognized recently with a Gold Innovation Award from Home Improvement Executive magazine. The AccuShot Sprayer is a handheld applicator that allows for continuous spraying and precise application of product. It features a comfortable, ergonomic grip, and an extendable wand that makes it easier to target only the pests and weeds you want to kill. In addition, it features a one-touch continuous spray that requires no repetitive squeezing, pumping or pulling. Another key benefit for consumers is the fact that the AccuShot Sprayer is reusable with exclusive refill products available for purchase.

Auto Care Products

On May 21, 2015, we completed the acquisition of AAG, a consumer products company consisting primarily of Armor All and STP products, two of the most recognizable brands in the automotive aftermarket appearance products and performance chemicals categories, respectively; and the A/C Pro Brand of do-it-yourself automotive air conditioner recharge products.

Armor All is a leading automotive aftermarket appearance product brand in the United States with a comprehensive line of products. We believe that Armor All has distinguished itself as a leader in the automotive aftermarket appearance products category based upon its household name, high quality product formulations, convenient application methods and tradition of innovation. Armor All’s current product line of protectants, wipes, tire and wheel care products, glass cleaners, leather care products, air fresheners and washes is designed to clean, shine, refresh and protect interior and exterior automobile surfaces.

The STP brand has been characterized by a commitment to technology, performance and motor sports partnerships for over 60 years. We believe the STP brands’ fuel and oil additives, functional fluids and automotive appearance products benefit from a rich heritage in the car enthusiast and racing scenes. We believe that the strong brand equity of STP also provides for attractive licensing opportunities that augment our presence in our core performance categories.

The results of AAG’s operations are included as a new segment, Global Auto Care, within the Company’s consolidated operating results from the acquisition date of May 21, 2015.

Sales and Distribution

We sell our products through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, construction companies and OEMs. Our sales generally are made through the use of individual purchase orders, consistent with industry practice. Retail sales of the consumer products we market have been increasingly consolidated into a small number of regional and national mass merchandisers. This trend towards consolidation is occurring on a worldwide basis. As a result of this consolidation, a significant percentage of our sales are attributable to a very limited group of retailer customers, including Wal-Mart, The Home Depot, Lowe’s, Carrefour, Target, PetSmart, Canadian Tire, PetCo and Gigante. Our sales to our largest customer represented approximately 15% of our consolidated net sales for the fiscal year ended September 30, 2015. No other customer accounted for more than 10% of our consolidated net sales in the fiscal year ended September 30, 2015.

Segment information as it relates to revenues, profits and total assets as well as information concerning our revenues and long-lived assets by geographic location is set forth in Note 18, “Segment Information,” of Notes to Consolidated Financial Statements included elsewhere in this prospectus. Sales and distribution practices in each of our reportable segments are as set forth below.

Global Batteries & Appliances

We manage our Global Batteries & Appliances sales force by geographic region and product group. Our sales team is divided into four major geographic territories: North America, Latin America, Europe and Asia-Pacific. Within each major geographic territory, we have additional subdivisions designed to meet our customers’ needs. We manage our sales force in North America by distribution channel. We maintain separate sales groups to service (i) our retail sales and distribution channel, (ii) our hearing aid professionals channel and (iii) our industrial distributors and OEM sales and distribution channel. In addition, we utilize a network of independent brokers to service participants in selected distribution channels. We manage our sales force in Latin America by distribution channel and geographic territory. We sell primarily to large retailers, wholesalers, distributors, food and drug chains and retail outlets. In countries where we do not maintain a sales force, we sell to distributors who market our products through all channels in the market. The sales force serving our customers in Europe and Asia-Pacific is supplemented by an international network of distributors to promote the sale of our products. Our sales operations throughout Europe and Asia-Pacific are organized by geographic territory and the following sales channels: (i) food/retail, which includes mass merchandisers, discounters and drug and food stores; (ii) specialty trade, which includes clubs, consumer electronics stores, department stores, photography stores and wholesalers/distributors; and (iii) industrial, government, hearing aid professionals and OEMs.

Global Pet Supplies

Our Global Pet Supplies sales force is aligned by customer, geographic region and product group. We sell pet supply products to mass merchandisers, grocery and drug chains, pet superstores, independent pet stores and other retailers.

Home and Garden

The Home and Garden Business sales force is geographically aligned with our key customers. We sell primarily to home improvement centers, mass merchandisers, dollar stores, hardware stores, home and garden distributors, and food and drug retailers primarily in the U.S.

Hardware & Home Improvement

The sales force of the Hardware & Home Improvement business is aligned by customer and geographic region. We sell primarily to large retailers, non-retail distributors, home improvement centers, hardware stores, home builders and other retailers.

Global Auto Care

The Global Auto Care business sales force is geographically aligned with key customers. We sell primarily to big box auto, auto specialty retail, mass retailers, food and drug retailers, and convenience retailers. We market our products in the U.S. through a number of channels and use a number of sales strategies. Sales personnel call directly on major accounts and have support teams for supply and marketing. Our small regional and convenience store customers are serviced by brokers and distributors. International distribution varies by region and is often executed on a country-by-country basis. A majority of international sales are completed using distributors.

Manufacturing, Raw Materials and Suppliers

The principal raw materials used in manufacturing our products are zinc, electrolytic manganese dioxide, brass and steel that are sourced either on a global or regional basis. The prices of these raw materials are susceptible to price fluctuations due to supply and demand trends, energy costs, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, general economic conditions and other unforeseen circumstances. We have regularly engaged in forward purchase and hedging derivative transactions in an attempt to effectively manage the raw material costs we expect to incur over the next 12 to 24 months.

Substantially all of our rechargeable batteries and chargers, portable lighting products, hair care and other personal care products and our electric shaving and grooming products and small appliances are manufactured by third party suppliers that are primarily located in the Asia-Pacific region. We maintain ownership of most of the tooling and molds used by our suppliers.

We continually evaluate our manufacturing facilities’ capacity and related utilization. As a result of such analyses, we have closed a number of manufacturing facilities during the past five years. In general, we believe our existing facilities are adequate for our present and foreseeable needs.

Research and Development

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our strong brand names, established customer relationships and significant research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

During the years ended September 30, 2015, 2014 and 2013, we invested $51.3 million, $47.9 million and $43.3 million, respectively, in product research and development.

Patents and Trademarks

We use and maintain a number of trademarks in our business, including, among others, RAYOVAC, VARTA, REMINGTON, GEORGE FOREMAN, RUSSELL HOBBS, FARBERWARE, TOASTMASTER, BREADMAN, JUICEMAN, BLACK & DECKER, TETRA, 8IN1, DINGO, NATURE’S MIRACLE, WILD HARVEST, MARINELAND, FURMINATOR, LITTERMAID, BIRDOLA, HEALTHY HIDE, DIGEST-EEZE, IAMS, EUKANUBA, SPECTRACIDE, CUTTER, HOT SHOT, REAL KILL, ULTRA KILL, BLACK FLAG, LIQUID FENCE, RID-A-BUG, TAT, GARDEN SAFE, REPEL, KWIKSET, WEISER, BALDWIN, NATIONAL HARDWARE, FANAL, PFISTER, TELL, ARMOR ALL, STP, and A/C PRO. We seek trademark protection in the U.S. and in foreign countries.

We own or license from third parties a significant number of patents and patent applications throughout the world relating to products we sell and manufacturing equipment we use. We hold a license that expires in March 2022 for certain alkaline battery designs, technology and manufacturing equipment from Matsushita Electrical Industrial Co., Ltd. (“Matsushita”), to whom we pay a royalty.

As a result of the October 2002 sale by VARTA AG of substantially all of its consumer battery business to us and VARTA AG’s subsequent sale of its automotive battery business to Johnson Controls, Inc. (“Johnson Controls”), we acquired rights to the VARTA trademark in the consumer battery category and Johnson Controls acquired rights to the trademark in the automotive battery category. VARTA AG continues to have rights to use the trademark with travel guides and industrial batteries and VARTA Microbattery GmbH has the right to use the trade mark with micro batteries. We are party to a Trademark and Domain Names Protection and Delimitation Agreement that governs ownership and usage rights and obligations of the parties relative to the VARTA trademark.

As a result of the common origins of the Remington Products, L.L.C. (“Remington Products”) business we acquired in September 2003 and the Remington Arms Company, Inc. (“Remington Arms”), the REMINGTON trademark is owned by us and by Remington Arms each with respect to its principal products as well as associated products. Accordingly, we own the rights to use the REMINGTON trademark for electric shavers, shaver accessories, grooming products and personal care products, while Remington Arms owns the rights to use the trademark for firearms, sporting goods and products for industrial use, including industrial hand tools. In addition, the terms of a 1986 agreement between Remington Products and Remington Arms provides for the shared rights to use the REMINGTON trademark on products which are not considered “principal products of interest” for either company. We retain the REMINGTON trademark for nearly all products which we believe can benefit from the use of the brand name in our distribution channels.

We license the Black and Decker brand in North America, Latin America (excluding Brazil) and the Caribbean for four core categories of household appliances: beverage products, food preparation products, garment care products and cooking products. We have licensed the Black and Decker brand since 1998 for use in marketing various household small appliances. In July 2014, Spectrum Brands and The Black and Decker Corporation (“BDC”) extended the trademark license agreement through December 2018. Under the agreement as extended, Spectrum Brands agreed to pay BDC royalties based on a percentage of sales, with minimum annual royalty payments of $15.0 million through calendar year 2018. The agreement also requires us to comply with maximum annual return rates for products. If BDC does not agree to renew the license agreement, we have 18 months to transition out of the brand name. No minimum royalty payments will be due during such transition period. BDC has agreed not to compete in the four core product categories for a period of five years after the end of the transition period following termination of the license agreement. Upon request, BDC may elect to extend the license to use the Black & Decker brand to certain additional product categories. BDC has approved several extensions of the license to additional categories and geographies.

Through the acquisition of the residential hardware and home improvement business (the “HHI Business”), we own the patented SmartKey technology, which enables customers to easily rekey their locks without hiring a locksmith.

We own a 56% interest in Shaser, Inc. Through this ownership we have patented technology that is used in our i-Light and i-Light Reveal product line.

Competition

In our retail markets, we compete for limited shelf space and consumer acceptance. Factors influencing product sales include brand name recognition, perceived quality, price, performance, product packaging, design innovation, and consumer confidence and preferences as well as creative marketing, promotion and distribution strategies.

The following factors contribute to our ability to succeed in these highly competitive product categories:

•	Strong Diversified Global Brand Portfolio. We have a global portfolio of well-recognized consumer product brands. We believe that the strength of our brands positions us to extend our product lines and provide our retail customers with strong sell-through to consumers.

•	Strong Global Retail Relationships. We have well-established business relationships with many of the top global retailers, distributors and wholesalers, which have assisted us in our efforts to expand our overall market penetration and promote sales.

•	Expansive Distribution Network. We distribute our products in approximately 160 countries through a variety of trade channels, including retailers, wholesalers and distributors, hearing aid professionals, construction companies and Original Equipment Manufacturers.

•	Innovative New Products, Packaging and Technologies. We have a long history of product and packaging innovations in each of our seven product categories and continually seek to introduce new products both as extensions of existing product lines and as new product categories.

•	Experienced Management Team. Our management team has substantial consumer products experience. On average, each senior management team member has more than 20 years of experience at Spectrum Brands, VARTA, Remington, Russell Hobbs or other branded consumer product companies such as Newell Rubbermaid.

Global Batteries & Appliances

The consumer battery product category consists of non-rechargeable alkaline or zinc carbon batteries in cell sizes of AA, AAA, C, D and 9-volt, specialty batteries, which include rechargeable batteries, hearing aid batteries, photo batteries and watch/calculator batteries; and portable lighting products. The battery product category is highly competitive. Most consumer batteries manufactured throughout the world are sold by one of four global companies: Spectrum Brands (manufacturer/seller of Rayovac and VARTA brands); Energizer Holdings, Inc. (“Energizer”) (manufacturer/seller of the Energizer brand); The Procter & Gamble Company (“Procter & Gamble”) (manufacturer/seller of the Duracell brand); and Matsushita (manufacturer/seller of the Panasonic brand). We also face competition from the private label brands of major retailers, particularly in Europe. The offering of private-label batteries by retailers may create pricing pressure in the consumer battery market. Typically, private-label brands are not supported by advertising or promotion, and retailers sell these private label offerings at prices below competing name-brands. The main barriers to entry for new competitors are investment in technology research, cost of building manufacturing capacity and the expense of building retail distribution channels and consumer brands.

The majority of consumers in North America and Europe purchase alkaline batteries. The Latin America market consists primarily of zinc carbon batteries but is gradually converting to higher-priced alkaline batteries as household disposable income grows. In the U.S. alkaline battery category, the Rayovac brand is positioned as a value brand, which is typically defined as a product that offers comparable performance at a lower price. In Europe, the VARTA brand is competitively priced with other premium brands. In Latin America, where zinc carbon batteries outsell alkaline batteries, the Rayovac brand is competitively priced.

We believe that we are the largest worldwide marketer of hearing aid batteries and that we continue to maintain a leading global market position. We believe that our close relationship with hearing aid manufacturers and other customers, as well as our product performance improvements and packaging innovations, position us for continued success in this category.

Products in our small appliances category consist of small electrical appliances primarily in the kitchen and home product categories. Primary competitive brands in the small appliance category include Hamilton Beach, Proctor Silex, Sunbeam, Mr. Coffee, Oster, General Electric, Rowenta, DeLonghi, Kitchen Aid, Cuisinart, Krups, Braun, Rival, Europro, Kenwood, Philips, Morphy Richards, Breville and Tefal. The key competitors in this market in the U.S. and Canada include Jarden Corporation, DeLonghi America, Euro-Pro Operating LLC, Metro Thebe, Inc., d/b/a HWI Breville, NACCO Industries, Inc. (Hamilton Beach) and SEB S.A. In addition, we compete with retailers who use their own private label brands for household appliances (for example, Wal-Mart).

We also operate in the personal care product category, consisting of electric shavers and accessories, electric grooming products and hair care appliances and accessories. Electric shavers include men’s and women’s shavers (both rotary and foil design) and electric shaver accessories consisting of shaver replacement parts (primarily foils and cutters), pre-shave products and cleaning agents. Electric shavers are marketed primarily under our Remington brand. Electric grooming products include beard and mustache trimmers, nose and ear trimmers, body groomers and haircut kits and related accessories. Hair care appliances include hair dryers, straightening irons, styling irons and hair-setters. Europe and North America account for the majority of our worldwide personal care product category sales.

Our primary competitors in the personal products category are Norelco, a division of Koninklijke Philips Electronics NV (“Philips”), which sells and markets rotary shavers, and Braun, a division of Procter & Gamble, which sells and markets foil shavers. Through our Remington brand, we sell both foil and rotary shavers. Other major competitors in the electric personal care product category are Conair Corporation, Wahl Clipper Corporation and Helen of Troy Limited (“Helen of Troy”).

Global Pet Supplies

Our global pet supplies segment comprises aquatics equipment (aquariums, filters, pumps, etc.), aquatics consumables (fish food, water treatments and conditioners, etc.) and specialty pet products for dogs, cats, birds and other small domestic animals. The pet supplies product category is highly fragmented with over 500 manufacturers in the U.S. alone, with no competitor holding a market share greater than twenty percent and consists primarily of small companies with limited product lines. We believe that our brand positioning, including the leading global aquatics brand in Tetra, our diverse array of innovative and attractive products and our strong retail relationships and global infrastructure will allow us to remain competitive in this fast growing industry.

Our largest competitors in this category are Mars Corporation (“Mars”), The Hartz Mountain Corporation (“Hartz”) and Central Garden & Pet Company (“Central Garden & Pet”). Both Hartz and Central Garden & Pet sell a comprehensive line of pet supplies and compete with a majority of the products we offer. Mars sells primarily aquatics products.

Home and Garden

Products in our home and garden segment are sold primarily in the U.S. market under the major brand names Spectracide, Hot Shot, Cutter, Repel, Black Flag, Garden Safe and Liquid Fence. We manufacture and market outdoor and indoor insect control products, rodenticides, herbicides, insect repellents and lawn maintenance products. In addition, we produce and market several private-label brands for many major retailers. Our marketing position is primarily that of a value brand, enhanced and supported by innovative products of outstanding quality and appealing packaging that is designed to drive sales at the point of purchase. Our commitment to quality and value has earned the trust of consumers and the confidence of retailers, who count on us to deliver the fast-selling products, merchandising solutions and quality service they require.

Products we sell in the home and garden category face competition from The Scotts Miracle-Gro Company (“Scotts Company”), which markets lawn and garden products under the Scotts, Ortho, Roundup, Miracle-Gro, and Tomcat brand names; Central Garden & Pet, which markets garden products under the AMDRO and Sevin brand names; and Bayer A.G., which markets home and garden products under the Bayer Advanced brand name.

Products we sell in the household insect control product category face competition from S.C. Johnson & Son, Inc. (“S.C. Johnson”), which markets insecticide and repellent products under the Raid and OFF! brands; Scotts Company, which markets household insect control products under the Ortho brand; and Henkel KGaA, which markets insect control products under the Combat brand.

Hardware & Home Improvement

The Hardware & Home Improvement segment has developed a market-leading franchise with leading brands, making it a desired manufacturer among top home builders and major retailers. Hardware & Home Improvement is acclaimed as a market leader in the U.S. and Canadian lockset business. Competition within the industry varies based on location as well as product segment.

The main source of competition for residential locksets includes other third party manufacturers such as Schlage, a division of Allegion, and private label import brands such as Defiant and Gatehouse. Major competitors for hardware include The Hillman Group, Hampton Hardware, Crown Bolt and private label competitors. In plumbing, Pfister’s major U.S. competitors are Masco, Fortune Brands, Kohler, and American Standard, as well as Glacier Bay and AquaSource, and the private label brands of The Home Depot and Lowe’s.

Global Auto Care

During the year ended September 30, 2015, we entered the Global Auto Care segment with our acquisition of AAG, which consists of Armor All and STP products, two of the most recognizable brands in the automotive aftermarket appearance products and performance chemicals categories, respectively, and the AC/PRO brand of do-it-yourself automotive air conditioner recharge products.

Products we sell in the auto care product category compete with other widely advertised brands and with private label brands, including Valvoline, Prestone, Turtle Wax, Black Magic and private label brands. We also encounter competition from similar and alternative products, many of which are produced and marketed by major multinational or national companies, including Mothers, Meguiars, Lucas, and Sea Foam.

Some of our major competitors have greater resources and greater overall market share than we do. They have committed significant resources to protect their market shares or to capture market share from us and may continue to do so in the future. In some key product lines, our competitors may have lower production costs and higher profit margins than we do, which may enable them to compete more aggressively in advertising and in offering retail discounts and other promotional incentives to retailers, distributors, wholesalers and, ultimately, consumers.

Seasonality

On a consolidated basis our financial results are approximately equally weighted among our quarters, however, sales of certain product categories tend to be seasonal. Sales in the consumer battery and electric personal care product categories, particularly in North America, tend to be concentrated in the December holiday season (the Company’s first fiscal quarter). Small appliances peak from July through December primarily due to the increased demand by customers in the late summer for “back-to-school” sales and in the fall for the holiday season. Sales for hardware and home improvement products increase during the spring and summer construction period (the Company’s third and fourth fiscal quarters). Sales for pet supplies products remain fairly constant throughout the year. Sales for home and garden control products typically peak during the first six months of the calendar year (the Company’s second and third fiscal quarters). Demand for auto care products is generally at its highest during the period from March to June (Spectrum’s second and third fiscal quarters) based upon historical customer seasonal purchasing patterns and timing of promotional activities. Information about our sales by quarter as a percentage of annual sales during the years ended September 30, 2015, 2014 and 2013 is as follows:

Fiscal Quarter Ended	2015	2014	2013
First Quarter	23%	25%	21%
Second Quarter	23%	23%	24%
Third Quarter	26%	25%	27%
Fourth Quarter	28%	27%	28%

For a more detailed discussion of the seasonality of our product sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Governmental Regulations and Environmental Matters

Due to the nature of our operations, our facilities are subject to a broad range of federal, state, local and foreign legal and regulatory provisions relating to the environment, including those regulating the discharge of materials into the environment, the handling and disposal of solid and hazardous substances and wastes and the remediation of contamination associated with the releases of hazardous substances at our facilities. We believe that compliance with the federal, state, local and foreign laws and regulations to which we are subject will not have a material effect upon our capital expenditures, financial condition, earnings or competitive position.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties. We have not conducted invasive testing at all facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, it is possible that material liabilities may arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could incur material unforeseen expenses, which could have a material adverse effect on our financial condition, capital expenditures, earnings and competitive position. Although we are currently engaged in investigative or remedial projects at some of our facilities, we do not expect that such projects, taking into account established accruals, will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material.

We have been, and in the future may be, subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are held responsible as a result of our relationships with such other parties. In the U.S., these proceedings are under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or similar state laws that hold persons who “arranged for” the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all costs incurred in investigating and remediating contamination at a site. As a practical matter, liability at CERCLA sites is shared by all of the viable responsible parties. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, it is either premature to determine whether our potential liability, if any, will be material or we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state laws for other sites not currently known to us, and the costs and liabilities associated with these sites may be material.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from such environmental matters, taking into account established accruals of $4.4 million for estimated liabilities at September 30, 2015 should not be material to our business or financial condition.

Electronic and electrical products that we sell in Europe, particularly products sold under the Remington brand name, VARTA battery chargers, certain portable lighting and all of our batteries, are subject to regulation in European Union (“EU”) markets under three key EU directives. The first directive is the Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) which took effect in EU member states beginning July 1, 2006. RoHS prohibits companies from selling products which contain certain specified hazardous materials in EU member states. We believe that compliance with RoHS will not have a material effect on our capital expenditures, financial condition, earnings or competitive position. The second directive is entitled the Waste of Electrical and Electronic Equipment (“WEEE”). WEEE makes producers or importers of particular classes of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. WEEE assigns levels of responsibility to companies doing business in EU markets based on their relative market share. WEEE calls on each EU member state to enact enabling legislation to implement the directive. To comply with WEEE requirements, we have partnered with other companies to create a comprehensive collection, treatment, disposal and recycling program. As EU member states pass enabling legislation we currently expect our compliance system to be sufficient to meet such requirements. Our current estimated costs associated with compliance with WEEE are not significant based on our current market share. However, we continue to evaluate the impact of the WEEE legislation as EU member states implement guidance and as our market share changes and, as a result, actual costs to our company could differ from our current estimates and may be material to our business, financial condition or results of operations. The third directive is the Directive on Batteries and Accumulators and Waste Batteries, which was adopted in September 2006 and went into effect in September 2008 (the “Battery Directive”). The Battery Directive bans heavy metals in batteries by establishing maximum quantities of those heavy metals in batteries and mandates waste management of batteries, including collection, recycling and disposal systems. The Battery Directive places the costs of such waste management systems on producers and importers of batteries. The Battery Directive calls on each EU member state to enact enabling legislation to implement the directive. We currently believe that compliance with the Battery Directive will not have a material effect on our capital expenditures, financial condition, earnings or competitive position. However, until such time as the EU member states adopt enabling legislation, a full evaluation of these costs cannot be completed. We will continue to evaluate the impact of the Battery Directive and its enabling legislation as EU member states implement guidance.

Certain of our products and facilities in each of our business segments are regulated by the United States Environmental Protection Agency (the “EPA”) and the United States Food and Drug Administration (the “FDA”) or other federal consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. For example, in the U.S., all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. Our inability to obtain or the cancellation of any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients. We may not always be able to avoid or minimize these risks.

The Food Quality Protection Act (“FQPA”) established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the FQPA, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products continue to be evaluated by the EPA as part of this program. It is possible that the EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations of active ingredients used in our products.

Certain of our products and packaging materials are subject to regulations administered by the FDA. Among other things, the FDA enforces statutory prohibitions against misbranded and adulterated products, establishes ingredients and manufacturing procedures for certain products, establishes standards of identity for certain products, determines the safety of products and establishes labeling standards and requirements. In addition, various states regulate these products by enforcing federal and state standards of identity for selected products, grading products, inspecting production facilities and imposing their own labeling requirements.

Employees

We had approximately 15,500 full-time employees worldwide as of September 30, 2015. Approximately 16% of our total labor force is covered by collective bargaining agreements. There are 4 collective bargaining agreements that will expire during our fiscal year ending September 30, 2016, which cover approximately 60% of the labor force under collective bargaining agreements, or approximately 10% of our total labor force. We believe that our overall relationship with our employees is good.

Properties

The following table lists our principal owned or leased manufacturing, packaging and distribution facilities at September 30, 2015:

Global Batteries and Appliances

Location	Function / Use	Owned / Leased
U.S. Locations
Fennimore, Wisconsin	Battery Manufacturing	Owned
Portage, Wisconsin	Battery Manufacturing	Owned
Dixon, Illinois	Distribution	Leased
Redlands, California	Distribution	Leased
Non-U.S. Locations
Dischingen, Germany	Battery Manufacturing	Leased
Washington, UK	Battery Manufacturing	Leased
Guatemala City, Guatemala	Battery Manufacturing	Owned
Jaboatao, Brazil	Battery Manufacturing	Owned
Ellwangen-Neunheim, Germany	Distribution	Leased
Manchester, England	Distribution	Owned
Wolverhampton, England	Distribution	Owned

Home & Hardware Improvement

Location	Function / Use	Owned / Leased
U.S. Locations
Charlotte, North Carolina	Manufacturing & Distribution	Leased
Denison, Texas	Manufacturing & Distribution	Owned
Mira Loma, California	Distribution	Leased
Houston, Texas	Manufacturing & Distribution	Leased
Lititz, Pennsylvania	Manufacturing & Distribution	Leased
Elkhart, Indiana	Distribution	Leased
Birmingham, Alabama	Distribution	Leased
Dallas, Texas	Distribution	Leased
Non-U.S. Locations
Brockville, Canada	Distribution	Leased
Cobourg, Canada	Distribution	Owned
Mexicali, Mexico	Manufacturing	Leased
Nogales, Mexico	Manufacturing	Leased
Shenzhen, China	Distribution	Leased
Chia-Yi, Taiwan	Manufacturing	Leased
Subic Bay, Philippines	Manufacturing	Owned
Xiamen, China	Manufacturing	Leased
Xiolan, China	Manufacturing	Leased

Pet Supplies

Location	Function / Use	Owned / Leased
U.S. Locations
Noblesville, Indiana	Manufacturing	Owned
Bridgeton, Missouri	Manufacturing	Leased
Blacksburg, Virginia	Manufacturing	Owned
Edwardsville, Illinois	Distribution	Leased
Daleville, Virginia	Distribution	Leased
Non-U.S. Locations
Melle, Germany	Manufacturing	Owned
Melle, Germany	Distribution	Leased
Phnom Penh, Cambodia	Manufacturing	Leased
Coevorden, Netherlands	Manufacturing	Owned
Bogota, Colombia	Manufacturing	Leased
Leon, Mexico	Manufacturing	Leased
Ambato, Ecuador	Manufacturing	Leased

Home & Garden

Location	Function / Use	Owned / Leased
U.S. Locations
St. Louis, Missouri	Manufacturing	Leased
Edwardsville, Illinois	Distribution	Leased

Global Auto Care

Location	Function / Use	Owned / Leased
U.S. Locations
Garland, Texas	Manufacturing & Distribution	Leased
Mentor, Ohio	Manufacturing & Distribution	Leased
Painesville, Ohio	Manufacturing & Distribution	Owned
Non-U.S. Locations
Ebbw Vale, Gwent, Wales	Manufacturing & Distribution	Leased
Brentford, Middlesex, England	Distribution	Leased
Tonbridge, Kent, England	Distribution	Leased

We also own, operate or contract with third parties to operate distribution centers, sales offices and administrative offices throughout the world in support of our business. We lease our administrative headquarters and primary research and development facility located in Middleton, Wisconsin. We believe that our existing facilities are suitable and adequate for our present purposes and that the productive capacity in such facilities is substantially being utilized or we have plans to utilize it.

Legal Proceedings

Litigation

We are a defendant in various matters of litigation generally arising out of the ordinary course of business.

We do not believe that any matters or proceedings presently pending will have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Environmental

We have provided for the estimated costs associated with environmental remediation activities at some of our current and former manufacturing sites. We believe that any additional liability that may result from the resolution of these matters in excess of the amounts provided of approximately $4.4 million will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to various federal, state and local environmental laws and regulations. We believe we are in substantial compliance with all such environmental laws that are applicable to our operations. See also the discussion captioned “—Governmental Regulations and Environmental Matters.”

MANAGEMENT

Executive Officers and Directors

The Board of Directors of Spectrum Brands consists of Nathan Fagre and John Beattie. Mr. Fagre has served as one of Spectrum Brands’ directors since April 2012. Mr. Fagre has also served as Spectrum Brands’ Senior Vice President, General Counsel and Secretary since May 2012, and Spectrum Brands’ Vice President, General Counsel and Secretary since January 2011. Mr. Beattie has served as one of Spectrum Brands’ directors since April 2012. Mr. Beattie has also served as Spectrum Brands’ Vice President and Treasurer since 2004 and as Division Vice President and Treasurer since 2000. Neither Mr. Fagre nor Mr. Beattie is independent.

In addition to the directors named above, Spectrum Brands’ executive officers consist of the following persons:

Name	Position
Andreas Rouvé	Chief Executive Officer and President
Nathan E. Fagre	Senior Vice President, General Counsel and Secretary
Douglas L. Martin	Executive Vice President and Chief Financial Officer

Andreas Rouvé (age 54) was appointed as Spectrum Brands, Chief Executive Officer, effective April 1, 2015, and he previously held the position of Chief Operating Officer, effective February 2014, until his appointment to Chief Executive Officer. Mr. Rouvé previously held the position of President of Spectrum Brands international activities beginning in January 2013. Previously, commencing in 2007, he served as Senior Vice President and Managing Director of Spectrum Brands’ European Battery and Personal Care business and subsequently led the integration of the Home Appliances and Pet Supplies European businesses in 2010-2011. Mr. Rouvé joined Spectrum Brands in 2002 as Chief Financial Officer of the European Battery division. Prior to that, he worked 13 years with VARTA AG in a variety of management positions, including Chief Financial Officer of VARTA Portable Batteries from 1999 to 2002, Managing Director Asia from 1997 to 1999, and Director of Finance of 3C Alliance L.L.P., a U.S. joint venture of VARTA, Duracell, and Toshiba, from 1995 to 1997. Mr. Rouvé holds a Master’s of Business Administration (Diplom-Kaufmann) from the University of Mannheim (Germany) and a Doctor of Economics and Social Science (Dr. rer. soc. oec.) from the University of Linz (Austria).

John Beattie (age 61) has served as Spectrum Brands’ Vice President and Treasurer since 2004 and as Division Vice President and Treasurer since 2000. Mr. Beattie joined us in 1980 and has held numerous other positions with us. Mr. Beattie started his career at the Coca-Cola Bottling Company of Mid-America. Mr. Beattie holds a Bachelor of Arts degree in political science, a Bachelor of Business Administration degree in accounting and a Master of Business Administration degree in finance from the University of Wisconsin. Mr. Beattie’s experience with the operations of Spectrum Brands has led us to conclude that he should be a member of the board of directors of Spectrum Brands.

Nathan Fagre (age 60) was appointed Spectrum Brands’ Vice President, General Counsel and Secretary in January 2011, and was promoted to Senior Vice President, General Counsel and Secretary in May 2012. He previously had served as Senior Vice President, General Counsel and Secretary for ValueVision Media, Inc. from May 2000 until January 2011. Prior to that time, he had served as Senior Vice President, General Counsel and Secretary for the exploration and production division of Occidental Petroleum Corporation, from May 1995 until April 2000. Before joining Occidental Petroleum Corporation, Mr. Fagre had been in private law practice with Sullivan & Cromwell, LLP and Gibson, Dunn & Crutcher, LLP. Mr. Fagre graduated with a bachelor’s degree from Harvard College in 1977, received a master of philosophy (M.Phil.) degree in international relations from Oxford University in 1979, and received a J.D. from Harvard Law School in 1982. Mr. Fagre served as chairman of the Electronic Retailing Association from 2008-2009 after becoming a director of the association in 2004. Mr. Fagre currently serves as a member of the board of directors of the Greater Madison Chamber of Commerce since 2012, and as a director of Shaser, Inc., a medical device company, since 2013. Mr. Fagre’s experience with the operations of Spectrum Brands has led us to conclude that he should be a member of the board of directors of Spectrum Brands.

Douglas Martin (age 53) was appointed Spectrum Brands’ Executive Vice President and Chief Financial Officer in September 2014. Prior to joining us, Mr. Martin served from September 2012 to August 2014 as Executive Vice President and Chief Financial Officer of Newell Rubbermaid Inc., a global marketer of consumer and commercial products, including writing, home solutions, tools, commercial products, and baby & parenting brands. Mr. Martin was employed by Newell Rubbermaid Inc. since 1987, serving in a variety of senior financial roles, including Deputy Chief Financial Officer from February 2012 to September 2012, Vice President of Finance—Newell Consumer from November 2011 to February 2012, Vice President of Finance—Office Products from December 2007 to November 2011, and Vice President and Treasurer from June 2002 to December 2007. Mr. Martin began his career with KPMG LLP, holds a bachelor’s degree in accounting from Rockford College, Illinois, and is a Certified Public Accountant.

EXECUTIVE COMPENSATION

General

Our compensation programs are administered by the Compensation Committee of SB Holdings. Solely for the purposes of this section, unless otherwise indicated, references to the “Compensation Committee” refer to such committee and references to the “Company” refer to SB Holdings and “we” and “us” and “our” refer to SB Holdings and its consolidated subsidiaries.

Our compensation programs are designed to attract and retain highly qualified executives, to align the compensation paid to executives with the business strategies of our Company, and to align the interests of our executives with the interests of our stockholders. These programs are based on our “pay-for-performance” philosophy in which variable compensation represents a majority of an executive’s potential compensation.

In terms of our Fiscal 2015 performance, we nearly achieved our Company-wide adjusted EBITDA target as determined for our performance plans and slightly over-achieved our Company-wide adjusted free cash flow target as determined for our performance plans. Management maintained its disciplined focus on cost controls during the year, while working to integrate four acquisitions, invest for future growth, and overcome significant negative foreign exchange trends.

Compensation decisions for the named executive officers (“NEOs”) in Fiscal 2015 continued our philosophy of pay-for-performance and our focus on the corporate goals of increased growth, free cash flow generation, and building for superior long-term shareholder returns. During the year, our former chief executive officer departed our Company and the Compensation Committee negotiated a new employment agreement and compensation terms with Andreas Rouvé, who was internally promoted from his previous position as Chief Operating Officer. The Compensation Committee’s compensation philosophy guided the compensation arrangements for Mr. Rouvé, with a strong weighting of total compensation on performance-based incentives. During the time periods of Fiscal 2014 and Fiscal 2015, the overall levels of executive compensation have been reduced from previous levels.

For Fiscal 2015, the Compensation Committee established the following incentive programs for the named executive officers and other officers and key employees:

•	An annual cash incentive bonus plan, tied to Board-approved adjusted EBITDA and free cash flow targets;

•	An annual equity incentive plan, tied to the same Board-approved targets for adjusted EBITDA and free cash flow; and

•	The Spectrum $2B Plan, a two-year superior achievement incentive program for Fiscal 2015 and 2016, designed to provide incentives for the NEOs and key members of management to achieve stretch goals over the two years in the areas of adjusted EBITDA, adjusted free cash flow and adjusted earnings per share.

In establishing our compensation programs, our Compensation Committee obtains the advice of its independent compensation consultant, Lyons, Benenson & Company Inc. (“LB & Co.”), and evaluates the Company’s programs with reference to a peer group of 15 companies, as specified in the section titled “Role of Committee-Retained Consultants.”

At our 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”), our stockholders approved, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Executive Compensation tables, and related narrative disclosure in the proxy statement for the 2014 Annual Meeting. Our compensation practices as discussed herein are materially consistent with those discussed in the proxy statement for the 2014 Annual Meeting. Additionally, at our 2011 Annual Meeting of Stockholders, our stockholders held a separate vote, on an advisory basis, relating to the frequency of the advisory vote on the compensation of the Company’s named executive officers, pursuant to which our stockholders indicated their preference that such vote be held every three years, which was the frequency recommended by the Board of Directors. The next stockholder advisory vote on executive compensation, as well as the next advisory vote relating to the frequency of the advisory vote on executive compensation, will be held at the Company’s 2017 Annual Meeting of Stockholders.

Our Named Executive Officers

The Company’s named executive officers during Fiscal 2015 consisted of the following persons:

Named Executive Officer	Position
Andreas Rouvé	Chief Executive Officer and President
Douglas L. Martin	Executive Vice President and Chief Financial Officer
Nathan E. Fagre	Senior Vice President, General Counsel and Secretary
Stacey L. Neu	Senior Vice President of Human Resources
David R. Lumley	Former Chief Executive Officer and President
Anthony L. Genito	Former Executive Vice President and Chief Accounting Officer

During Fiscal 2015, two of the named executive officers, Mr. Lumley and Mr. Genito, left the Company but because of their positions and overall compensation levels, they remained as named executive officers for the year.

Our Compensation Committee

The Compensation Committee is responsible for developing, adopting, reviewing, and maintaining the Company’s executive compensation programs in order to ensure that they continue to benefit the Company.

Background on Compensation Considerations

The Company pursues several objectives in determining its executive compensation programs. It seeks to attract and retain highly qualified executives and ensure continuity of senior management for the Company as a whole and for each of the Company’s business segments, to the extent consistent with the overall objectives and circumstances of the Company. It seeks to align the compensation paid to our executives with the overall business strategies of the Company while leaving the flexibility necessary to respond to changing business priorities and circumstances. It also seeks to align the interests of our executives with those of our stockholders and seeks to reward our executives when they perform in a manner that creates value for our stockholders. In order to carry out this function, the Compensation Committee:

•	Considers the advice of the independent compensation consultant engaged to advise on executive compensation issues and program design, including advising on the Company’s compensation program as it compares to similar companies;

•	Reviews compensation summaries for each named executive officer at least once a year, including the compensation and benefit values offered to each executive, accumulated value of equity and other past compensation awards, and other contributors to compensation;

•	Consults with our Chief Executive Officer and other management personnel and Company consultants, including our Senior Vice President of Human Resources, in regards to compensation matters and periodically meets in executive session without management to evaluate management’s input; and

•	Solicits comments and concurrence from other board members regarding its recommendations and actions at the Company’s regularly scheduled board meetings.

Philosophy on Performance Based Compensation

The Compensation Committee has designed the Company’s executive compensation programs so that, at target levels of performance, a significant portion of the value of each executive’s annual compensation (consisting of salary and incentive awards) is based on the Company’s achievement of performance objectives set by the Compensation Committee. We believe that a combination of annual fixed base pay and incentive performance-based pay provides our named executive officers with an appropriate mix of current cash compensation and performance compensation. However, in applying these compensation programs to both individual and Company circumstances, the percentage of annual compensation based on the Company’s achievement of performance objectives set by the Compensation Committee varies by individual, and the Compensation Committee is free to design compensation programs that provide for target-level performance-based compensation to be an amount greater than, equal to, or less than 50% of total annual compensation. For example, for Fiscal 2016, the percentage of annual compensation based on the Company’s achievement of performance objectives (set by the Compensation Committee) for the named executive officers is expected to range from 83% to 90%. In addition, to highlight the alignment of the incentive plans with stockholder interests, all of the Company’s equity-based incentive programs are completely performance-based plans.

The remainder of each executive’s compensation is made up of amounts that do not vary based on performance. For all named executive officers, these non-performance based amounts are set forth in such executive’s employment agreement or written terms of employment, as described below, subject to annual review and potential increase by the Compensation Committee. These amounts are determined by the Compensation Committee taking into account current market conditions, the Company’s financial condition at the time such compensation levels are determined, compensation levels for similarly situated executives with other companies, experience level, and the duties and responsibilities of such executive’s position.

A component of incentive compensation also consists of multi-year programs. We believe that awards that have multi-year performance periods and that vest over time enhance the stability of our senior management team and provide greater incentives for our named executive officers to remain at the Company.

Role of Committee-Retained Consultants

In Fiscal 2015, our Compensation Committee retained an outside consultant, LB & Co., to assist us in formulating and evaluating executive and director compensation programs. During the past year, the Compensation Committee, directly or through our Senior Vice President of Human Resources, periodically requested LB & Co. to:

•	Provide comparative market data for our peer group, and other groups on request, with respect to compensation matters;

•	Analyze our compensation and benefit programs relative to our peer group;

•	Advise the Compensation Committee on compensation matters and management proposals with respect to compensation matters;

•	Assist in the preparation of this report and the compensation tables provided herewith; and

•	On request, participate in meetings of the Compensation Committee.

In order to encourage an independent view point, the Compensation Committee and its members had access to LB & Co. at any time without management present and have consulted from time to time with LB & Co. without management present.

LB & Co., with input from management and the Compensation Committee, developed a peer group of companies based on a variety of criteria, including type of business, revenue, assets and market capitalization. The composition of this peer group is reviewed annually by the Compensation Committee and the compensation consultant and, if appropriate, revised, based on changes in business orientation of peer group companies, changes in financial size or performance of the Company and the peer group companies, and merger, acquisition, spin-off or bankruptcy of companies in the peer group. At the end of Fiscal 2015, the peer group utilized consisted of 15 companies, comprised of Central Garden & Pet Company, Church & Dwight Co., Inc., The Clorox Company, Edgewell Personal Care Company, Energizer Holdings, Inc. (“Energizer”), Fortune Brands Home & Security, Inc., Hanesbrands Inc., Hasbro, Inc., Jarden Corporation, Mattel, Inc., Newell Rubbermaid Inc., Nu Skin Enterprises, Inc., The Scotts Miracle-Gro Company, Stanley Black & Decker, Inc., and Tupperware Brands Corporation. During 2015, the peer group was revised to delete Exide Technologies because it is no longer a public company. Additionally, the peer group was revised to add Edgewell Personal Care Company (“Edgewell”) because of its personal care products industry focus, comparable annual revenues to the Company, and comparable market capitalization to the Company. Edgewell was formerly part of Energizer and is one of the two resulting entities from the spin-off of the personal care products business from the batteries business of Energizer into two separate, publicly traded companies in July 2015; the resulting entities from the spin-off are Edgewell and Energizer. Energizer is remaining in the peer group for 2015 because of its continuing focus on the batteries and lighting business. While the Compensation Committee does not target a particular range for total compensation as compared to our peer group, it does take this information into account when establishing compensation programs.

No fees were paid to LB & Co. for services other than executive and director compensation consulting during Fiscal 2015. In accordance with SEC rules, our Compensation Committee considered the independence of LB & Co., including an assessment of the following factors: (i) other services provided to the Company by the consultant; (ii) fees paid as a percentage of the consulting firm’s total revenue; (iii) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (iv) any business or personal relationships between the individual consultants involved in the engagement and any member of our Compensation Committee; (v) any Company stock owned by individual consultants involved in the engagement; and (vi) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. Our Compensation Committee has concluded that no conflict of interest exists that prevented LB & Co. from independently representing our Compensation Committee during Fiscal 2015.

Use of Employment Agreements

Current Employment and Severance Agreements

The Compensation Committee periodically evaluates the appropriateness of entering into employment agreements or other written agreements with members of the Company’s senior management to govern compensation and other aspects of the employment relationship. The Company limits the use of employment agreements and instead uses severance agreements for most executives. With respect to the named executive officers, at the direction of the Compensation Committee, the Company has entered into written employment agreements with the following executive officers who were serving at the end of Fiscal 2015: (i) an Employment Agreement dated March 16, 2015 with Mr. Rouvé (the “Rouvé Employment Agreement”); and (ii) an Employment Agreement dated September 1, 2014 with Mr. Martin (the “Martin Employment Agreement”). The Rouvé and Martin Employment Agreements are with both SBI and the Company. In addition, Mr. Rouvé continues to be a party to a Pension Agreement between VARTA Gerätebatterie GMBH and Mr. Rouvé dated May 17, 1989, including the supplement of July 1, 1999, which was assumed by the Company and governs certain pension payments Mr. Rouvé is entitled to receive. See “Termination and Change in Control Provisions—Andreas Rouvé”. Finally, SBI is a party to Severance Agreements with each of Mr. Fagre and Ms. Neu dated as of November 19, 2012 and September 1, 2009, respectively, which govern severance, confidentially, non-competition, and certain other post-employment matters in connection with termination of Mr. Fagre’s and Ms. Neu’s respective employment. The Severance Agreement with Mr. Fagre is referred to herein as the “Fagre Severance Agreement” and the Severance Agreement with Ms. Neu is referred to herein as the “Neu Severance Agreement.”

Term and Renewal

The current term of the Rouvé Employment Agreement expires on April 1, 2018, and the term of the Martin Employment Agreement expires on March 1, 2016. The Rouvé Employment Agreement provides that upon the expiration of the initial term of the agreement (any subsequent renewal term), the term of the agreement will automatically be extended for successive one year renewal periods, unless either party provides the other with notice of non-renewal at least 90 days prior to the commencement of the applicable renewal term. The Martin Employment Agreement provides that upon expiration of the current term (and any subsequent renewal term), unless earlier terminated in accordance with such agreement, the agreement will automatically renew for an additional one-year period on March 1st of each year.

Early Termination of Agreements

The Rouvé and Martin Employment Agreements each permit the Company to terminate the executive’s employment upon written notice in the event of “cause” (as defined below under the heading “Termination and Change in Control Provisions”). In the case of both Mr. Rouvé and Mr. Martin, if the behavior giving rise to “cause” is the executive’s willful failure or refusal to perform his duties or refusal to follow the direction of the Board of Directors (and, in the case of Mr. Martin, the direction of the Chief Executive Officer), or the executive’s material breach of his employment agreement or any other agreement with the Company, then Mr. Rouvé and Mr. Martin, as applicable, will have 30 days to cure such behavior following notice.

Each of the Rouvé and Martin Employment Agreements permit the Company to terminate the applicable executive’s employment without “cause” for any reason upon 90 days’ prior written notice or immediately with payment of base salary in lieu of notice thereof.

The Rouvé and Martin Employment Agreements each permit the Company to terminate the executive’s employment upon 30 days’ written notice in the event that the executive is unable to perform his duties for a period of at least six consecutive months by reason of any mental, physical, or other disability. Each agreement also terminates immediately upon the death of the executive.

Both the Rouvé and Martin Employment Agreements allows the applicable executive to voluntarily terminate his employment for any reason upon 90 days’ prior written notice.

The Rouvé and Martin Employment Agreements also provide that if the applicable executive resigns upon the occurrence of specified circumstances that would constitute “good reason” (as defined below under the heading “Termination and Change in Control Provisions”), the executive’s resignation will be treated as a termination by the Company without “cause” and entitle the executive to the payments and benefits due with respect to a termination without “cause” under his respective employment agreement. In order to constitute “good reason” under the respective employment agreements, certain specific notice requirements and cure periods must be satisfied. In this regard, each of Mr. Rouvé and Mr. Martin would have 90 days following the occurrence of the facts or circumstances giving rise to “good reason” to give written notice to the Company of his intent to terminate for “good reason,” and the Company will have 30 days thereafter to cure such facts or circumstances.

Both the Fagre and Neu Severance Agreements permit the Company to terminate Mr. Fagre’s or Ms. Neu’s employment, as applicable, at any time upon written notice for any reason. However, in order for such termination by the Company to be treated as a termination for “cause” (as defined below under the heading “Termination and Change in Control Provisions”) as a result of Mr. Fagre’s or Ms. Neu’s, as applicable, (i) willful failure or refusal to perform his or her duties and responsibilities to the Company or any of its affiliates, or (ii) breach of any of the terms of his or her severance agreement or any other agreement between Mr. Fagre or Ms. Neu, on the one hand, and the Company on the other, Mr. Fagre or Ms. Neu, as applicable, must not have remedied or cured such failure, refusal, or breach within a 30-day cure period. Mr. Fagre and Ms. Neu, as applicable, may also terminate his or her respective employment with the Company at any time upon written notice.

The amounts and benefits payable to each such executive upon the termination of such executive’s employment in accordance with their employment or severance agreements, as applicable, are further described under the heading “Termination and Change in Control Provisions.”

Grants of Restricted Stock Units to Andreas Rouvé

In connection with Mr. Rouvé’s appointment as the Chief Executive Officer and President of the Company and entering into the Rouvé Employment Agreement, on April 1, 2015 the Company made a one-time grant to Mr. Rouvé of 15,074 performance-based restricted stock units (“RSUs”) pursuant to the 2015 EIP (defined below). This grant and the issuance of the RSUs were made under the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (the “2011 Plan”). The grant was part of an overall award valued at $3,000,000 at the times the two components of the award were made in accordance with the Rouvé Employment Agreement, consisting of an RSU grant having a value of a $2,000,000 originally awarded to Mr. Rouvé on December 15, 2014 and an award of RSUs made on April 1, 2015 valued at $1,000,000. The performance goals for the award were as follows: (i) fifty percent of the award was payable if the Company achieved adjusted EBITDA of at least $760 million for Fiscal 2015; and (ii) fifty percent was payable if the Company achieved free cash flow of at least $400 million for Fiscal 2015. Each of the foregoing performance goals was determined within 74 days following the end of Fiscal 2015, and as of such date, the adjusted EBITDA goal was achieved at a 93.2% rate and the adjusted free cash flow goal was achieved at a 109.5% rate. On such date, 50% of the earned RSUs became vested, with the remaining 50% of the RSUs vesting on the first anniversary of the original vesting date if Mr. Rouvé remains employed by the Company on such first anniversary. In addition, Mr. Rouvé was awarded 1,561 RSUs as an additional award for the over-achievement of the adjusted free cash flow target for Fiscal 2015. This additional award has a performance period extending through the end of Fiscal 2016, because in order to earn the award, the adjusted EBITDA and adjusted free cash flow results for Fiscal 2016 must be greater than the applicable results for Fiscal 2015.

In addition, on April 1, 2015 the Company made a one-time grant to Mr. Rouvé of performance-based RSUs pursuant to the Spectrum $2B Plan (defined below). This grant and the issuance of the RSUs also were made under the 2011 Plan. The grant was part of an overall award denominated in dollars and valued at $3,000,000 at the times the two components of the award were made in accordance with the Rouvé Employment Agreement, consisting of a $2,000,000 grant originally awarded to Mr. Rouvé on February 2, 2015 and the award made on April 1, 2015 valued at $1,000,000. The performance goals and vesting provisions for this award are as outlined below in the section entitled “Spectrum $2B Plan”. As per the terms of the Spectrum $2B Plan, the award was denominated in dollars but will be payable in RSUs or shares of restricted stock based on the fair market value of the Company’s shares as of the last day of the performance period.

With respect to both awards described above, if a change in control (as defined in the 2011 Plan) occurs within 24 months of April 1, 2015, than all of Mr. Rouvé’s outstanding and unvested equity awards will vest in full at 100% of the target level of performance upon the earlier of (i) the first anniversary of the change in control, or (ii) the date Mr. Rouvé’s employment is terminated by the Company without “cause” or by Mr. Rouvé for “good reason.”

The above-described awards made to Mr. Rouvé are reflected in the “Stock Awards” column in the Summary Compensation Table.

Compensation Components

For Fiscal 2015, the basic elements of our executive compensation program, as designed by the Compensation Committee, were:

•	Base salary;

•	A performance-based annual cash incentive program tied to achievement of performance goals in Fiscal 2015, referred to as our Management Incentive Plan (“MIP”);

•	A two-year performance based equity incentive program tied to achievement of superior results by the end of Fiscal 2016 and, with respect to 50% of any award earned, continued employment through the end of Fiscal 2017, referred to as the Spectrum $2B Plan; and

•	A performance based equity incentive program tied to achievement of performance goals in Fiscal 2015 and, with respect to 50% of any award earned, continued employment through the end of Fiscal 2016, referred to as the Equity Incentive Plan (“EIP”).

In addition, based on individual circumstances, title, position, and responsibilities, each named executive officer received certain other compensation components and perquisites as described herein.

For Fiscal 2016, the basic elements of our executive compensation program, as designed by our Compensation Committee, remain consistent with those outlined above for Fiscal 2015. The Compensation Committee has established an annual MIP and EIP for Fiscal 2016, with the performance targets and potential award amounts for the named executive officers as described below. In Fiscal 2015, the Compensation Committee also established the Spectrum $2B Plan, which covers a two-year performance period from October 1, 2014 to September 30, 2016.

Base Salary

The annual base salaries for Messrs. Rouvé and Martin were initially set forth in each executive’s employment agreement, subject to subsequent increases by the Compensation Committee. Mr. Fagre’s base salary was initially set by the Chief Executive Officer at the time he joined the Company in January 2011. Ms. Neu’s base salary was initially set by the Chief Executive Officer at the time of her appointment as the head of Human Resources. In determining the initial annual base salary for each named executive officer or in making any subsequent increases, the Compensation Committee considered current market conditions, the Company’s financial condition at the time such compensation levels were determined, compensation levels for similarly situated executives at other companies, experience level, and the duties and responsibilities of such executive’s position. Base salary level is subject to evaluation from time to time by the Compensation Committee to determine whether any increase is appropriate. As of the end of Fiscal 2015, the annual base salaries for the named executive officers serving at the end of Fiscal 2015 were as follows:

Named Executive	Annual Base Salary at FYE $
Andreas Rouvé	735,000	*
Douglas L. Martin	550,000
Nathan E. Fagre	375,000
Stacey L. Neu	250,000

*	The amount in the table above for Mr. Rouvé with respect to the portion of his Fiscal 2015 base salary payable in Euros (which was €362,600) was converted to U.S. dollars at the rate of $1.12432 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2015.

In October 2014, the Compensation Committee, with the assistance of LB & Co., conducted a review of the compensation of the named executive officers. As a result of this review, the annual base salaries for Mr. Martin, Mr. Fagre, and Ms. Neu did not change from their annual base salaries in effect as of the end of Fiscal 2014. Effective April 1, 2015, upon Mr. Rouvé’s promotion to Chief Executive Officer and President, his annual base salary increased from $407,678 (or €362,600 when converted to Euros based on the September 30, 2015 exchange rate disclosed above) to $735,000. On November 16, 2015 the Compensation Committee approved an increase of Ms. Neu’s annual base salary to a level of $275,000, effective as of November 1, 2015.

Management Incentive Plan

General Description

Our management personnel, including our named executive officers, participate in the Company’s annual performance-based cash bonus program referred to as the Management Incentive Plan (or the “MIP”), which is designed to compensate executives and other managers based on achievement of annual corporate, business segment, and/or divisional financial goals. Under the MIP, each participant has the opportunity to earn a threshold, target, or maximum bonus amount that is contingent upon achieving the performance goals set by the Compensation Committee and reviewed by the Board of Directors. Particular performance objectives (such as increasing adjusted EBITDA) are established prior to or during the first quarter of the relevant fiscal year and reflect the Compensation Committee’s views at that time of the critical indicators of Company success in light of the Company’s primary business priorities.

The specific financial targets with respect to performance goals are then set by the Compensation Committee based on the Company’s annual operating plan, as approved by our Board of Directors. The annual operating plan includes performance targets for the Company as a whole as well as for each business segment. In the case of divisional managers within those business segments, divisional level performance targets have also been established.

Fiscal 2015 MIP Program

The Fiscal 2015 MIP program supported the corporate goals of increasing EBITDA growth and free cash flow generation described above under the heading “Philosophy on Performance Based Compensation.” The performance goals for Fiscal 2015 were adjusted EBITDA and Free Cash Flow (as defined below), with the performance targets for each of Messrs. Rouvé, Martin, Fagre, and Lumley and for Ms. Neu equal to those established for the Company as a whole and were not subdivided with regard to the performance of specific business segments or units. Mr. Genito did not participate in the Fiscal 2015 MIP due to his departure from the Company during Fiscal 2015.

For Fiscal 2015, “adjusted EBITDA” was defined as earnings (defined as operating income (loss) of the Company plus other income less other expenses) before interest, taxes, depreciation, and amortization and excluding restructuring, acquisition, and integration charges, and other one-time charges. The result of the formula in the preceding sentence was then adjusted so as to negate the effects of acquisitions or dispositions; however, the Compensation Committee had the discretion to determine to include EBITDA from Board-approved acquisitions during the performance period on a case-by-case basis. “Free Cash Flow” meant adjusted EBITDA plus or minus changes in current and long term assets and liabilities, less cash payments for taxes, restructuring and interest, but excluding proceeds from acquisitions or dispositions. Any reductions in Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any acquisition or refinancing approved by the Board of Directors (in each case during the performance period) was added back to Free Cash Flow.

The target Fiscal 2015 MIP award levels achievable at target for each participating named executive officer were as follows:

Named Executive	MIP Target as % of Annual Base
Andreas Rouvé(1)	75%
Andreas Rouvé(2)	115%
Douglas L. Martin	90%
Nathan E. Fagre	60%
Stacey L. Neu	60%
David R. Lumley	115%

(1)	Applicable with respect to Mr. Rouvé’s base salary level from October 1, 2014 through March 31, 2015 when he held the position of Chief Operating Officer.

(2)	Applicable with respect to Mr. Rouvé’s base salary level from April 1, 2015 through September 30, 2015 in his position as Chief Executive Officer and President.

The Fiscal 2015 MIP plan design had a minimum financial threshold for each of adjusted EBITDA and Free Cash Flow, below which no payout would be earned with respect to that objective. The achievement of the goals of adjusted EBITDA and Free Cash Flow were determined and earned independently of one another. The named executive officer must have been an active employee of the Company on the payout date in order to receive any earned awards. In addition, the Compensation Committee provided the Chief Executive Officer with the discretionary authority to issue up to a total of $10 million in equity awards to designated participants in lieu of any cash bonuses earned under the Fiscal 2015 MIP. The table below reflects for each named executive officer the percentage of his or her target award achievable pursuant to the performance goals, the performance required to achieve the threshold, target, and maximum payouts based on those performance goals, and the actual 2015 payout achieved.

			Performance Required to Achieve Bonus % Indicated ($ in millions)			Calculated 2015 Payout Factor (% of Target Bonus)
NEO	Performance Metric	Weight (% of Target Bonus)	Threshold (50%)	Target (100%)	Maximum (200%*)
Andreas Rouvé	Consolidated Adjusted EBITDA	50%	$724.2	$760.0	$798.0	46.60
Douglas L. Martin
Nathan E. Fagre	Consolidated Free Cash Flow	50%	$360.0	$400.0	$436.0	59.13
David R. Lumley
Stacey L. Neu

*	250% for Mr. Rouvé and Mr. Lumley

Fiscal 2016 MIP Program

The Fiscal 2016 MIP program continues to follow the plan design from previous years, with the same corporate goals of increasing adjusted EBITDA growth and Free Cash Flow generation. The Committee changed the weighting of the adjusted EBITDA and Free Cash Flow performance measures for Fiscal 2016, with adjusted EBITDA having a weighting of 75% and Free Cash Flow having a weighting of 25%. The primary purpose of this change is to provide more incentives for individual business unit success, since for the management of the business units the adjusted EBITDA measure is based on that particular business unit’s performance, while the Free Cash Flow measure is based on Company-wide performance. The performance targets for each of the named executive officers will equal those established for the Company as a whole and will not be subdivided with regard to the performance of specific business segments or units. The definitions of adjusted EBITDA and Free Cash Flow are generally the same as described above for the Fiscal 2015 MIP, with the exception that for the Fiscal 2016 MIP the financial results of the Global Auto Care segment (resulting from the acquisition of Armored AutoGroup in May of Fiscal 2015) will be included with the results of the Company operations.

The Fiscal 2016 MIP award levels achievable at target for the continuing named executive officers are as follows (Mr. Lumley is not participating in the Fiscal 2016 MIP due to his departure from the Company):

Named Executive	MIP Target as % of Annual Base
Andreas Rouvé	115%
Douglas L. Martin	90%
Nathan E. Fagre	60%
Stacey L. Neu	60%

The Fiscal 2016 MIP plan design has a minimum financial threshold for each of adjusted EBITDA and Free Cash Flow, below which there will be no payout with respect to that objective. The achievement of the goals of adjusted EBITDA and Free Cash Flow are determined and earned independently of one another. The named executive officer must be an active employee of the Company on the payout date in order to receive any earned awards. In addition, in the discretion of the Chief Executive Officer, the Company may issue up to a total of $10 million in equity awards to designated participants in lieu of any cash bonuses earned under the Fiscal 2016 MIP. Acquisitions by the Company may be included in the adjusted EBITDA calculations subject to approval by the board of directors. The table below reflects for each named executive officer the percentage of his or her target award achievable pursuant to the performance goals applicable to his or her award, and the performance required to achieve the threshold, target, and maximum payouts based on those performance goals.

			Performance Required to Achieve Bonus % Indicated ($ in millions)
NEO	Performance Metric	Weight (% of Target Bonus)	Threshold (50%)	Target (100%)	Maximum (200%)
Andreas Rouvé	Consolidated Adjusted EBITDA	75%	$897.10	$935.00	$981.75
Douglas L. Martin
Nathan E. Fagre	Consolidated Free Cash Flow	25%	$453.60	$510.00	$552.50
Stacey L. Neu

Spectrum $2B Plan

During 2015, the Compensation Committee, in consultation with members of management, its independent compensation consultant, and outside counsel for the Compensation Committee, designed a two-year superior achievement incentive compensation program for the Company’s named executive officers and other members of the Company’s management team and key employees. The program, which is a successor to the Company’s earlier Spectrum 750 Plan, is referred to as the “Spectrum $2B Plan” or “Spectrum $2B,” because the program reflects a strategy to achieve an additional $2 billion of value creation (as measured by stock market capitalization of the Company) by the end of Fiscal 2016. The purpose of the Spectrum $2B Plan is to incentivize senior management to drive the Company’s performance in excess of key financial performance metrics over a two-year performance period consisting of Fiscal 2015 and Fiscal 2016. Awards under the Spectrum $2B Plan are granted pursuant to the Company’s 2011 Plan.

The Spectrum $2B Plan has the following key performance targets: (1) achieving adjusted EBITDA of at least $800 million in Fiscal 2016; (2) achieving cumulative free cash flow during Fiscal 2015 and 2016 of at least $800 million; and (3) achieving adjusted diluted earnings per share (EPS) in Fiscal 2016 of at least $5.00 per share. In terms of potential award payouts for plan participants, 40% of the award is based on adjusted EBITDA, 40% on cumulative free cash flow, and 20% on adjusted diluted EPS. In addition, there is no payout with respect to a given metric if the performance target is not fully achieved as of September 30, 2016.

Participants in the Spectrum $2B Plan have the opportunity to earn additional award amounts based on achievement in excess of the performance targets. The overachievement performance targets and weighting are as follows: (1) 40% of the overachievement award is based on adjusted EBITDA of $835 million as of September 30, 2016, with linear interpolation of the award if adjusted EBITDA is between $800 million and $835 million for Fiscal 2016; (2) 40% is based on cumulative free cash flow of $875 million for Fiscal 2015 and 2016 combined, with linear interpolation of the award if such metric is between $800 million and $875 million for Fiscal 2015 and 2016 combined; and (3) 20% is based on adjusted diluted EPS of $5.25 per share for Fiscal 2016, with linear interpolation of the award if such metric is between $5.00 and $5.25 per share for Fiscal 2016. The maximum payout under each of the performance measures will be reduced by 50% if the performance on the remaining measures is less than 90% of target on each.

For purposes of determining achievement of the targets under the Spectrum $2B Plan, the Compensation Committee established the following definitions:

“Adjusted Diluted EPS” means GAAP diluted income per share adjusted for the following items as they relate to the calculation of net income: acquisition and integration related charges, restructuring and related charges, one-time debt refinancing costs, inventory fair-value adjustments related to acquisitions, discontinued operations, stock-based compensation amortization related to the Spectrum $2B Plan, the 2015 EIP, and the 2016 EIP, and normalizing the consolidated tax rate at 35 percent.

“Adjusted EBITDA” means earnings (defined as operating income (loss) of the Company plus other income less other expenses) before interest, taxes, depreciation, and amortization and excluding restructuring, acquisition, and integration charges, discontinued operations, and other one-time charges. The result of the formula in the preceding sentence was then adjusted so as to negate the effects of acquisitions or dispositions; provided, however that Adjusted EBITDA resulting from businesses or products lines acquired (in Board-approved transactions) during the Spectrum $2B performance period are subject to inclusion in the calculation from the date of acquisition subject to Compensation Committee approval.

“Cumulative Free Cash Flow” means the cumulative amount during the Spectrum $2B performance period of Adjusted EBITDA plus or minus changes in current and long term assets and liabilities, less cash payments for taxes, restructuring, and interest, but excluding proceeds from acquisitions or dispositions. Any reductions in Cumulative Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any Board-approved acquisition, disposition, or refinancing (in each case during the Spectrum $2B performance period) could be added back to Cumulative Free Cash Flow.

Payment and Vesting; Eligibility

Under the plan design, awards are denominated in dollars for achieving 100% of the performance goals, but will be payable in RSUs or shares of restricted stock based on the fair market value of the Company’s shares as of the last day of the performance period. Accordingly, each participant is granted a target dollar value, as set forth in the table below. If the above performance criteria are satisfied as of September 30, 2016, then 50% of the award will be paid in RSUs or restricted stock within 74 days after the end of Fiscal 2016, and 50% will be paid in RSUs or restricted stock which vest one year after the first vesting date, subject to continued employment and any other applicable terms in the underlying award agreement. The Company’s named executive officers are required to retain at least 50% of the shares they receive upon vesting (net of any shares withheld by the Company upon vesting for tax purposes) for two years after vesting. There are approximately 175 participants in the Spectrum $2B Plan.

Awards Under the Spectrum $2B Plan

In Fiscal 2015, the Company’s Board of Directors, upon the recommendation of the Compensation Committee, approved the following award opportunities under the Spectrum $2B Plan for the Company’s continuing named executive officers. No award was made to Mr. Lumley under the Spectrum $2B Plan.

	Value of RSUs or Restricted Stock Granted (in $)
Name	Award at Target	Additional Award at Maximum Overachievement	Total
Andreas Rouvé	$3,000,000	$1,500,000	$4,500,000
Douglas L. Martin	$2,000,000	$840,000	$2,840,000
Nathan E. Fagre	$750,000	$262,500	$1,012,500
Stacey L. Neu	$400,000	$140,000	$540,000

Equity Incentive Plans Background

2015 EIP

The 2015 EIP program is consistent with the design of our prior years’ EIP programs. As with prior years, awards under the 2015 EIP for all participants are made in the form of performance-based RSUs and the award agreements provide that RSUs will vest based on the achievement of the performance goals set for the Company for Fiscal 2015 and on the continued employment of the participant through the fiscal year performance cycle. For the 2015 EIP the Company performance goals are adjusted EBITDA and Free Cash Flow, and the targets are as set forth in the Company’s Annual Operating Plan approved by the Board of Directors. The weighting of these two goals is 50% for adjusted EBITDA and 50% for Free Cash Flow.

Under the 2015 EIP the two performance goals are earned independently of one another. The achievement of the performance goals for each of Messrs. Rouvé, Martin, and Fagre and for Ms. Neu are measured on a consolidated Company-wide basis and are not subdivided with regard to the performance of specific business segments or units.

The potential RSUs that could be earned by each participating named executive officer, for the 50% of the award based on adjusted EBITDA, expressed as a percentage of that portion of the award amount, ranged from 50% for achievement of the threshold adjusted EBITDA performance level established by the Compensation Committee of $724.2 million, 100% for achieving the performance goal in full at the target performance level of $760.0 million, and up to a maximum of 135% of the target award if performance reached or exceeded the upper achievement threshold of $798.0 million. For the 50% of the award based on Free Cash Flow, the named executive officers could achieve 50% of this portion of the award for achievement of the threshold Free Cash Flow performance level of $360.0 million, 100% for achieving the performance goal in full at the target performance level of $400.0 million, and up to a maximum of 135% of the target award if performance reached or exceeded the upper achievement threshold of $424.0 million.

The 2015 EIP design had a minimum financial threshold for each of adjusted EBITDA and Free Cash Flow, set at the level of greater than the prior year’s actual performance, below which there was no payout with respect to that objective. The award agreements for the 2015 EIP provided that if an award was earned for Fiscal 2015, then 50% of the RSUs awarded would vest as soon as practicable after certification of the results by the Compensation Committee, but no later than 74 days following the end of Fiscal 2015, and 50% would vest on the first anniversary of the initial vesting date, subject to continued employment on such anniversary. Awards for performance between threshold and target levels, and between target and maximum levels, could be earned based on a linear curve between the various levels. The 2015 EIP design has a two-year performance period for any additional awards, requiring that the Fiscal 2016 performance in adjusted EBITDA and Free Cash Flow must be greater than such performance for Fiscal 2015, before any over-achievement awards would be paid to participants. This is referred to as the plan’s “consistency contingency provision.” If both applicable threshold performances were not achieved, then no RSUs were earned. The Compensation Committee also provided in the award agreements for the named executive officers that such officers are required to hold at least 25% of the net shares they receive (after any shares withheld by the Company for tax purposes) for at least one year following the vesting date. In addition, the named executive officers, and all other officers at the Vice President level or higher, are subject to the share ownership guidelines discussed below.

The table below reflects for each participating named executive officer the RSU award amount, the performance metrics established by the Compensation Committee, the weighting of each performance metric, the percentage of his or her target award achievable pursuant to the performance goals applicable to his or her award, the performance required to achieve the threshold, target, and maximum vesting eligibility based on those performance goals, and the percentage payout factor actually achieved (Mr. Genito is not included in this table because he was not a participant in the 2015 EIP):

NEO (# of RSUs Awarded)	Performance Metric	Weight (% of Target Award)		Performance Required to Be Eligible To Vest—Indicated % of RSUs ($ in millions)						Calculated 2015 Payout Factor (% of Target Bonus)
				Threshold (50%)		Target (100%)		Maximum (135%)
Andreas Rouvé (32,572)	Consolidated Adjusted EBITDA Consolidated Free Cash Flow	50 50	% %	$ $	724.2 360.0	$ $	760.0 400.0	$ $	798.0 424.0	46.600 54.795	% %
Douglas L. Martin (16,055)	Consolidated Adjusted EBITDA Consolidated Free Cash Flow	50 50	% %	$ $	724.2 360.0	$ $	760.0 400.0	$ $	798.0 424.0	46.600 54.795	% %
Nathan E. Fagre (13,914)	Consolidated Adjusted EBITDA Consolidated Free Cash Flow	50 50	% %	$ $	724.2 360.0	$ $	760.0 400.0	$ $	798.0 424.0	46.600 54.795	% %
Stacey L. Neu (7,754)	Consolidated Adjusted EBITDA Consolidated Free Cash Flow	50 50	% %	$ $	724.2 360.0	$ $	760.0 400.0	$ $	798.0 424.0	46.600 54.795	% %
David R. Lumley (54,771)	Consolidated Adjusted EBITDA	100%			—		$760.0		$798.0	0.000%

*	Per the plan’s consistency contingency, the plan’s Free Cash Flow calculated 2015 payout factor of 54.795% requires 4.795% payout above target be held until the Company’s 2016 Free Cash Flow achievement is certified as achieved at or above 2015 achievement of $406.575 million.

2016 EIP

The 2016 EIP program continues to be consistent with the design of our prior years’ EIP programs. As with prior years, awards under the 2016 EIP for all participants are made in the form of performance-based RSUs, and the award agreements will provide that RSUs will vest based on the achievement of the performance goals set for the Company for Fiscal 2016 and on the continued employment of the participant through the fiscal year performance cycle. As with prior years, for the 2016 EIP the Company performance goals are adjusted EBITDA and Free Cash Flow, and the targets are as set forth in the Company’s Annual Operating Plan approved by the Board of Directors. The weighting of these two goals is 50% for adjusted EBITDA and 50% for Free Cash Flow. The definitions of adjusted EBITDA and Free Cash Flow are generally the same as described above, with the exception that for the Fiscal 2016 EIP the financial results of the Global Auto Care segment (resulting from the acquisition of Armored AutoGroup during Fiscal 2015) will be included with the results of the legacy Company operations for the full fiscal year.

As with prior years, under the 2016 EIP the two performance goals are earned independently of one another. For the 2016 EIP, the achievement of the performance goals for each of Messrs. Rouvé, Martin, and Fagre and for Ms. Neu are measured on a consolidated Company-wide basis and are not subdivided with regard to the performance of specific business segments or units. Acquisitions by the Company may be included in the adjusted EBITDA calculations at the discretion of the Compensation Commitee.

The potential 2016 RSUs that may be earned for each of our participating named executive officers, for the 50% of the award based on adjusted EBITDA, expressed as a percentage of that portion of the award amount, range from 50% for achievement of the threshold adjusted EBITDA performance level established by the Compensation Committee of $897.1 million, 100% for achieving the performance goal in full at the target performance level of $935.0 million, and up to a maximum of 135% of the target award if actual performance reaches or exceeds the upper achievement threshold of $981.75 million. For the 50% of the award based on Free

Cash Flow, the named executive officers could achieve 50% of this portion of the award for achievement of the threshold Free Cash Flow performance level of $453.6 million, 100% for achieving the performance goal in full at the target performance level of $510.0 million, and up to a maximum of 135% of the target award if actual performance reaches or exceeds the upper achievement threshold of $540.6 million.

The 2016 EIP design has a minimum financial threshold for each of adjusted EBITDA and Free Cash Flow, set at the level of better than the prior year’s actual performance, below which there will be no payout with respect to that objective. The award agreements for the 2016 EIP provide that if an award is earned for Fiscal 2016, then 50% of the RSUs awarded would vest as soon as practicable after certification of the results by the Compensation Committee, but no later than 74 days following the end of Fiscal 2016, and 50% would vest on the first anniversary of the initial vesting date, subject to continued employment on such anniversary. Performance between threshold and target levels, and between target and maximum levels, would be earned based on a linear curve between the various levels. If both applicable threshold performances are not achieved, then no RSUs will be earned. The Compensation Committee also will provide in the award agreements for the named executive officers in the 2016 EIP program that such officers are required to hold at least 25% of the net shares they receive (after any shares withheld by the Company for tax purposes) for at least one year. In addition, the named executive officers, and all other officers at the Vice President level or higher, are subject to the share ownership guidelines discussed below.

Other Compensation Matters

Stock Ownership Guidelines

The Board of Directors believes that certain of the Company’s officers should own and hold Company common stock to further align their interests with the interests of stockholders and to further promote the Company’s commitment to sound corporate governance. Therefore, effective January 29, 2013, the Board of Directors, upon the recommendation of the Compensation Committee, established stock ownership guidelines applicable to the Company’s named executive officers and all other officers of the Company and its subsidiaries with a level of Vice President or above.

Under the stock ownership guidelines, the applicable officers are expected to achieve the levels of stock ownership indicated below (which equal a dollar value of stock based on a multiple of the officer’s base salary) in the applicable time periods:

Position	$ Value of Stock to be Retained (Multiple of Base Salary)	Years to Achieve
Chief Executive Officer	5x Base Salary	2 years
Chief Financial Officer, General Counsel, and General Managers of business units	3x Base Salary	2 years
Senior Vice Presidents	2x Base Salary	3 years
Vice Presidents	1x Base Salary	3 years

The stock ownership levels attained by an officer are based on shares directly owned by the officer, whether through earned and vested RSU or restricted stock grants or open market purchases. Unvested restricted shares, unvested RSUs, and stock options are not counted toward the ownership goals. The Compensation Committee reviews, on an annual basis, the progress of the officers in meeting the guidelines, and in some circumstances failure to meet the guidelines by an officer could result in additional retention requirements or other actions by the Compensation Committee.

In addition, the Chief Executive Officer, Chief Financial Officer, business unit General Managers, the General Counsel, and two other officers also are subject to an additional stock retention requirement requiring them to retain at least 25% of their earned net shares of Company stock (after tax withholding) received under awards granted per the Fiscal 2015 EIP. For Fiscal 2016 EIP, 25% of earned net shares of Company stock (after tax with-holding) must be held for one year after the vesting date of such awards for all participants of the program. In addition, under the terms of the Spectrum $2B Plan, all participants at the level of Vice President or higher are subject to the 50% stock retention requirement (net of tax withholding) for two years after the date of vesting of awards under that plan.

Deferral and Post-Termination Benefits

Retirement Benefits

The Company maintains a 401(k) plan for its employees, including the named executive officers.

Supplemental Executive Life Insurance Program

Each of Messrs. Rouve and Martin participates in a program pursuant to which the Company on behalf of each participant makes an annual contribution on October 1 each year equal to 15% of such participant’s base salary as of that date into a company-owned executive life insurance policy for such participant. The investment options for each such policy are selected by the participant from among a limited number of alternatives provided by the insurance provider.

Post-Termination Benefits

As described above, the Company has entered into agreements with Messrs. Rouvé, Martin, and Fagre and with Ms. Neu which govern, among other things, post-termination benefits payable to each such named executive officer should his or her employment with the Company terminate. In addition, the Company entered into the Lumley Transition Agreement and SBI entered into the Genito Retention Agreement, which provide for certain benefits and compensation to Mr. Lumley and Mr. Genito, respectively, in connection with their terminations of employment with the Company. A detailed description of the post-termination rights and benefits pursuant to each of the agreements described in this paragraph is set forth under the heading “Termination and Change in Control Provisions” below.

Perquisites and Benefits

The Company provides certain limited perquisites and other special benefits to certain executives, including the named executive officers. Among these benefits are financial planning services, tax planning services, car allowances or leased car programs, executive medical exams, and executive life and disability insurance.

Timing and Pricing of Stock-Based Grants

The Company currently does not issue stock options to any officers or employees. Traditionally, annual grants of restricted stock or RSUs to our named executive officers are made on the date or as soon as practicable following the date on which such grants are approved by the Compensation Committee or the Board, or, if the award dictates the achievement of a particular event prior to grant, as soon as practicable after the achievement of such event. For purposes of valuing awards made under the 2011 Plan, the grant price is the closing sales price of the Company’s common stock on the exchange on which the Company’s shares are listed on the grant date.

Tax Treatment of Certain Compensation

Pursuant to Section 162(m) of the Internal Revenue Code, the Company may not be able to deduct certain forms of compensation paid to its Chief Executive Officer and the three other most highly compensated named executive officers (other than the Chief Financial Officer) who remain employed at the end of a fiscal year to the extent such compensation exceeds $1,000,000. This section also includes an exception for certain performance-based compensation awards. While the Compensation Committee believes that it is generally in the Company’s best interests to satisfy these deductibility requirements, it retains the right to authorize payments in excess of the deductibility limits if it believes it to be in the interests of the Company and its stockholders. The Company has had in the past, and specifically reserves the right to have in the future, instances where it pays compensation to its executives that exceeds the deductibility limits.

Tax Payments

The Company provides increases in payments to the named executive officers and other management personnel to cover personal income tax due as a result of imputed income in connection with the provision of the following perquisites: company leased car, financial planning and tax planning and executive life and disability insurance, and Company-required relocation. Beyond these tax payments, the Company does not make any other payments to the named executive officers to cover personal income taxes.

Governing Plans

On October 21, 2010, our Board of Directors approved the 2011 Plan, subject to the approval of the stockholders at the 2011 Annual Meeting. The 2011 Plan was subsequently approved at the 2011 Annual Meeting. At the 2014 Annual Meeting, our stockholders approved an amendment to the 2011 Plan to increase by 1,000,000 the number of shares of Common Stock available for issuance under the 2011 Plan, for an aggregate total of 5,625,676 shares. As of December 9, 2015, we have issued a total of 4,076,674 restricted shares and RSUs under the 2011 Plan, and have remaining authorization under the 2011 Plan to issue up to a total of 1,549,002 shares of our common stock, or options or restricted stock units exercisable for shares of common stock.

Clawback/Forfeiture and Recoupment Policy

Under the 2011 Plan, any equity award agreement granted may be cancelled by the Compensation Committee in its sole discretion, except as prohibited by applicable law, if the participant, without the consent of the Company, while employed by or providing services to the Company or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation, or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interests of the Company or any affiliate, including fraud or conduct contributing to any financial restatements or irregularities engaged in activity, as determined by the Compensation Committee in its sole discretion. The Compensation Committee may also provide in any award agreement that the participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to the Company, in each case except as prohibited by applicable law, if (a) the participant engages in any activity referred to in the preceding sentence, or (b) the amount of any such gain is in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or other administrative error). Additionally, awards are subject to claw-back, forfeiture, or similar requirements to the extent required by applicable law (including without limitation Section 302 of the Sarbanes-Oxley Act and Section 954 of the Dodd Frank Act). All equity awards that have been granted under the 2011 Plan to date include such provisions.

Executive Compensation Tables

The following tables and footnotes show the compensation earned for service in all capacities during Fiscal 2015, Fiscal 2014, and Fiscal 2013 by the Company’s named executive officers. For 2013, the Stock Awards for the named executive officers include the 2013 EIP awards, the HHI Integration Bonus awards (with respect to Mr. Lumley and Mr. Genito), and the Spectrum 750 Plan awards. For 2014, the Stock Awards for the named executive officers include the 2014 EIP awards, and, with respect to Mr. Martin, a one-time restricted stock grant made in connection with joining the Company and his forfeiture of equity awards at his former employer. For 2015, the Stock Awards for the named executive officers include the 2015 EIP awards and the Spectrum $2B Plan awards.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary $		Bonus $	Stock Awards(2) $	Non-Equity Incentive Plan Compen- sation(3) $	All Other Compen- sation(4) $	Total $
Andreas Rouvé(5)	2015	571,339	(6)	—	5,872,199	639,354	126,621	7,209,513
Chief Executive Officer and President	2014	452,659		—	1,650,038	372,519	16,063	2,491,279
	2013	439,397		—	1,661,400	354,897	14,062	2,469,757

Douglas L. Martin	2015	550,688		—	3,415,730	523,364	142,594	4,632,376
Executive Vice President and Chief Financial Officer	2014	45,833		845,000	2,500,000	—	82,500	3,473,333

Nathan E. Fagre	2015	375,016		—	1,976,937	237,893	83,074	2,672,920
Senior Vice President, General Counsel and Secretary	2014	372,917		—	1,300,013	249,818	31,139	1,953,887
	2013	343,269		—	1,014,800	210,000	39,359	1,607,428

Stacey L. Neu	2015	250,000		—	1,107,821	158,595	27,426	1,543,842
Senior Vice President of Human Resources

David R. Lumley(7)	2015	945,000		—	4,829,707	1,149,021	4,748,513	11,672,241
Former Chief Executive Officer and President	2014	939,375		—	5,500,017	1,206,619	258,918	7,904,929
	2013	882,692		—	16,837,640	1,035,000	243,710	18,999,041

Anthony L. Genito(8)	2015	123,636		—	—	—	2,648,552	2,772,188
Former Executive Vice President and Chief Accounting Officer	2014	480,000		—	2,500,014	532,944	173,294	3,686,252
	2013	470,769		—	7,157,948	480,000	194,058	8,302,775

(1)	Titles included in this column are as of September 30, 2015.
(2)	For Fiscal 2015, this column reflects grants of performance-based restricted stock units under the 2015 EIP, and grants under the Spectrum $2B Plan. For Fiscal 2014, this column reflects grants of performance-based restricted stock units under the 2014 EIP, and, with respect to Mr. Martin only, under the 2011 Plan relating to a one-time grant of 28,868 shares of time-based restricted stock granted on September 1, 2014 in connection with his appointment as the Executive Vice President and Chief Financial Officer of the Company. For Fiscal 2013, this column reflects grants of performance-based restricted stock units under the 2013 EIP, a one-time special incentive integration bonus award in connection with the acquisition of the hardware and home improvement business from Stanley Black & Decker, Inc., and grants under the Spectrum 750 Plan. This column reflects the aggregate grant date fair value of the awards computed in accordance with ASC Topic 718. For a discussion of the relevant ASC 718 valuation assumptions, see Note 2, Significant Accounting Policies and Practices, of the Notes to Consolidated Financial Statements, included in the Company’s Annual Report on Form 10-K for Fiscal 2015. The performance-based restricted stock unit awards are subject to performance conditions and the values listed in this column with respect to such awards are based on the probable outcome of such conditions at target as of the grant date. If the conditions for the highest level of performance are achieved, the value of the awards would be as follows (with the exception of Mr. Martin, who did not receive any grants of performance-based RSUs in Fiscal 2014): Mr. Rouvé (2015—$8,608,323; 2014—$2,343,048; and 2013—$2,242,890, which includes $1,046,250 under Spectrum 750); Mr. Martin (2015 – $4,865,025; Mr. Martin did not receive any grants of performance-based RSUs in Fiscal 2014); Mr. Fagre (2015—$2,767,480; 2014—$1,846,020; and 2013—$1,369,980, which includes $472,500 under Spectrum 750); Ms. Neu (2015—$1,552,450); Mr. Lumley

(2015—$6,908,294; 2014—$7,810,030; and 2013—$23,561,200, which includes $15,000,000 under Spectrum 750); and Mr. Genito (2014—$3,550,033; and 2013—$9,519,706, which includes $5,000,000 under Spectrum 750; Mr. Genito was not eligible to receive grants of performance-based RSUs in Fiscal 2015). At the lowest level of performance, the performance-based restricted stock unit awards are forfeited.
(3)	For Fiscal 2015, 2014, and 2013, this column represents amounts earned under the Company’s 2015, 2014, and 2013 MIP, as applicable. For additional detail on the 2015 MIP and the determination of the cash awards thereunder, please refer to the discussion under the heading “Management Incentive Plan” and the table entitled “Grants of Plan-Based Awards Table for Fiscal Year 2015” and its accompanying footnotes. The cash incentive awards payable under the 2015 and 2014 MIP for Messrs. Rouvé, Martin, Fagre, and Lumley were settled in shares of common stock in lieu of cash on December 5, 2014 and December 1, 2015, respectively, as follows: Mr. Rouvé—4,117 shares for the 2014 MIP and 7,046 shares for the 2015 MIP; Mr. Martin—0 shares for the 2014 MIP and 5,768 shares for the 2015 MIP; Mr. Fagre—2,761 shares for the 2014 MIP and 2,622 shares for the 2015 MIP; and Mr. Lumley—13,336 shares for the 2014 MIP and 12,663 shares for the 2015 MIP. The cash incentive award payable under the 2014 MIP for Mr. Genito was settled in 5,890 shares of common stock in lieu of cash on December 5, 2014. The cash incentive award payable under the 2015 MIP for Ms. Neu was settled in 1,748 shares of common stock in lieu of cash on December 1, 2015.
(4)	Please see the following tables for the details of the amounts that comprise the All Other Compensation column.
(5)	Mr. Rouvé was appointed Chief Executive Officer and President effective April 1, 2015, and prior to that he served as Chief Operating Officer during Fiscal 2015. The amounts shown in this table for Fiscal 2015 represent all amounts earned by Mr. Rouvé for his service as both Chief Operating Officer and Chief Executive Officer and President. All amounts in the table above for Fiscal 2015 for Mr. Rouvé which were denominated in Euros were converted to U.S. dollars at the rate of $1.12432 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2015.
(6)	A portion of Mr. Rouvé’s base salary for Fiscal 2015 was payable in Euros (€362,600). This amount was converted to U.S. dollars at the exchange rate set forth in footnote 5 above.
(7)	Effective April 1, 2015, Mr. Lumley resigned from his positions as Chief Executive Officer and President; he subsequently retired from the Company effective September 30, 2015. See “Lumley Transition Agreement” below for a description of the amounts payable to Mr. Lumley under that agreement.
(8)	Effective January 2, 2015, Mr. Genito resigned from his position as Executive Vice President and Chief Accounting Officer of the Company. See “Genito Retention Agreement” below for a description of the amounts payable to Mr. Genito under that agreement.

All Other Compensation Table for Fiscal Year 2015

Name	Financial Planning Services Provided to Executive $	Life Insurance Premiums Paid on Executive’s Behalf(1) $	Car Allowance/ Personal Use of Company Car(2) $	Tax Equaliza- tion Payments(3) $	Company Contribu- tions to Executive’s Qualified Retirement Plan(4) $	Company Contribu- tions to Executive’s Supplemental Life Insurance Policy $	Vacation Pay-Out(5) $	Relocation Bonus $	Separation Payments $		Health Care Insurance Bonus $	Total
Andreas Rouvé(6)	—	324	4,850	609	7,503	110,250	—	—	—		3,086	126,621
Douglas L. Martin	20,000	1,173	16,257	14,337	7,977	82,500	—	350	—		—	142,594
Nathan E. Fagre	20,000	6,992	17,250	20,382	5,469	—	12,981	—	—		—	83,074
Stacey L. Neu	—	1,249	14,250	673	5,365	—	5,889	—	—		—	27,426
David R. Lumley	90,000	95,664	49,256	134,601	7,800	135,000	72,692	—	4,163,500	(7)	—	4,748,513
Anthony L. Genito	—	29,320	42,799	31,090	1,420	72,000	51,923	—	2,420,000	(8)	—	2,648,552

(1)	The amount represents the life insurance premium paid for the fiscal year. The Company provides life insurance coverage equal to three times base salary for each executive officer.

(2)	The Company sponsors a leased car and car allowance program. Under the leased car program, costs associated with using the vehicle are also provided. These include maintenance, insurance, and license and registration. Under the car allowance program, the executive receives a fixed monthly allowance. Mr. Rouvé, Ms. Neu, Mr. Lumley, and Mr. Genito participated in the leased car program. Mr. Fagre received up to $1,500 per month for a car allowance.
(3)	Includes tax payments for the financial benefits received for the following executive benefits and perquisites: financial planning, executive life insurance, and executive leased car program.
(4)	Represents amounts contributed under the Company-sponsored 401(k) retirement plan.
(5)	Effective January 1, 2014 the Company eliminated the ability for employees to carry over their vacation balance from calendar year to calendar year. Employees had all of calendar year 2014 to use up their vacation balance. Beginning in the 2nd quarter of Fiscal 2015 the Company paid out 50% of any unused vacation balances upon separation from the Company.
(6)	The amounts disclosed are denominated in U.S. dollars after being converted from Euros at the rate of $1.12432 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2015.
(7)	Amount represents the following separation payments to Mr. Lumley paid or accrued under the Transition Agreement dated January 8, 2015 between Mr. Lumley and the Company: (i) $100,000 cash payment (payable $25,000 on the first anniversary of the termination date and an additional payment of $75,000 thereafter); and (ii) $4,063,500, equal to the sum of 2x Mr. Lumley’s base salary and the prior year’s annual target bonus, payable in installments over 24 months commencing on the six month anniversary of the end of the transition period. See “—Executive Specific Provisions—Lumley Transition Agreement” below.
(8)	Amount represents the following separation payments to Mr. Genito paid or accrued under the Retention Agreement dated April 29, 2014 between Mr. Genito and SBI: (i) $500,000 transitional award which will be paid in the form of Company stock; and (ii) $1,920,000, equal to 2x Mr. Genito’s annual base salary and target bonus, payable in monthly installments in the form of Company stock over a period of 24 months. See “—Executive Specific Provisions—Genito Retention Agreement” below.

Grants of Plan-Based Awards

The following table and footnotes provide information with respect to equity grants made to the named executive officers indicated in the table during Fiscal 2015 as well as the range of future payouts under non-equity incentive plans for the named executive officers indicated. Mr. Genito did not participate in the 2015 MIP, therefore he is not included in the table below.

Grants of Plan-Based Awards Table for Fiscal Year 2015

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards(5) $
Name	Grant Date		Threshold $		Target $		Maximum $		Threshold #	Target #	Maximum #
Andreas Rouvé	10/1/2014	(1)	38,220	(2)	152,879	(2)	305,759	(2)
	10/1/2014	(3)	114,688		459,375		1,148,437
	4/1/2015	(4)							2,792	11,166	15,074	984,618
	12/15/2014	(4)							5,352	21,406	28,898	1,887,581
	2/2/2015	(6)							4,536	22,681	34,021	2,000,000
	4/1/2015	(6)							2,268	11,340	17,011	1,000,000

Douglas L. Martin	10/1/2014 12/15/2014 2/2/2015	(1) (4) (6)	123,750		495,000		990,000		4,014 4,536	16,055 22,681	21,674 32,207	1,415,730 2,000,000

Nathan E. Fagre	10/1/2014 12/15/2014 2/2/2015	(1) (4) (6)	56,250		225,000		450,000		3,479 1,701	13,914 8,505	18,784 11,482	1,226,937 750,000

Stacey L. Neu	10/1/2014 12/15/2014 2/2/2015	(1) (4) (6)	37,500		150,000		300,000		2,007 907	8,027 4,536	10,836 6,124	707,821 400,000

David R. Lumley	10/1/2014 12/15/2014	(1) (4)	271,688		1,086,750		2,716,875		—	54,771	73,941	4,829,707

(1)	Represents the threshold, target, and maximum payouts under the Company’s 2015 MIP. The actual amounts earned under the plan for Fiscal 2015 are disclosed in the Summary Compensation Table above as part of the column entitled “Non-Equity Incentive Plan Compensation.” For Mr. Lumley, the maximum payout for the disclosed award is equal to 250% of target, while the maximum payouts for Messrs. Rouvé, Martin, and Fagre and for Ms. Neu for the disclosed awards are equal to 200% of target. For Mr. Rouvé, the award disclosed in connection with this footnote relates to the grant made corresponding to his position as Chief Operating Officer of the Company.
(2)	For Mr. Rouvé, the disclosed amount was denominated in Euros and converted to U.S. dollars at the rate of $1.12432 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2015.
(3)	For Mr. Rouvé, the disclosed amounts represent the threshold, target, and maximum payouts under the Company’s 2015 MIP for the grant made corresponding to his position as Chief Executive Officer of the Company. The actual amount earned under the plan for Fiscal 2015 is disclosed in the Summary Compensation Table above as part of the column entitled “Non-Equity Incentive Plan Compensation.” The maximum payout for the disclosed award is equal to 250% of target.
(4)	Except as otherwise disclosed, the amounts represent the threshold, target, and maximum payouts, denominated in the number of shares of stock, in respect of performance-based RSUs granted under the Company’s 2015 EIP. For Mr. Lumley, he was provided no award opportunity for performance below target.
(5)	Reflects the value at the grant date based upon the probable outcome of the relevant performance conditions at target. This amount is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of any estimated forfeitures.
(6)	Represents the threshold, target, and maximum payouts under the Company’s Spectrum $2B Plan for Fiscal 2015-2016. The potential award amounts are denominated in dollars, but will be payable in RSUs or shares of restricted stock based on the fair market value of the Company’s shares at the time of the award payout. For purposes of this table, the threshold, target, and maximum number of RSUs or shares of restricted stock disclosed with respect to the award are determined by dividing the dollar value of the potential award opportunity by the closing price per share of the Company’s common stock on the NYSE on the date of grant, which was $88.18 on October 1, 2014.

We refer you to the “Compensation Discussion and Analysis” and the “Termination and Change in Control Provisions” sections of this prospectus as well as the corresponding footnotes to the tables for material factors necessary for an understanding of the compensation detailed in the Summary Compensation Table, All Other Compensation Table for Fiscal Year 2015, and Grants of Plan-Based Awards Table for Fiscal Year 2015.

Outstanding Equity Awards at Fiscal Year End

The following table and footnotes set forth information regarding outstanding restricted stock and restricted stock unit awards as of September 30, 2015 for the named executive officers. The market value of shares that have not vested was determined by multiplying $91.51, the closing market price of the Company’s stock on September 30, 2015, the last trading day of Fiscal 2015, by the number of shares.

Outstanding Equity Awards at 2015 Fiscal Year-End

	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested #		Market Value of Shares or Units of Stock That Have Not Vested $	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested #		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested $
Andrea Rouvé	14,099	(1)	1,290,199	34,530	(2)	3,159,840
Douglas L. Martin	—		—	16,055	(3)	1,469,193
Nathan E. Fagre	10,254	(4)	938,344	15,444	(5)	1,413,280
Stacey L. Neu	3,524	(6)	322,481	8,498	(7)	777,652
David R. Lumley	72,101	(8)	6,597,963	54,771	(9)	5,012,094
Anthony L. Genito	—		—	—		—

(1)	Represents 11,788 performance-based RSUs granted to Mr. Rouvé pursuant to the Company’s 2014 EIP, and 2,311 performance-based RSUs granted pursuant to the Spectrum 750 Plan. The RSUs granted to Mr. Rouvé under both the 2014 EIP and Spectrum 750 Plan vest as follows: 50% of the award vested on December 1, 2014, and the remaining 50% vested on December 1, 2015.
(2)	Represents 32,572 performance-based RSUs granted to Mr. Rouvé pursuant to the Company’s 2015 EIP, and 1,958 performance-based RSUs granted pursuant to the Company’s 2014 EIP for reaching or exceeding the upper achievement thresholds for the performance goals. The RSUs granted to Mr. Rouvé under the 2015 EIP vest as follows: 50% of the award vested on December 1, 2015, and the remaining 50% (plus any over-achievement upside) will vest on December 1, 2016, subject to continued employment on that date. The RSUs granted to Mr. Rouvé under the 2014 EIP relating to the over-achievement upside vested on December 1, 2015.
(3)	Represents 16,055 performance-based RSUs granted to Mr. Martin pursuant to the Company’s 2015 EIP. The RSUs granted to Mr. Martin under the 2015 EIP vest as follows: 50% of the award vested on December 1, 2015, and the remaining 50% (plus any over-achievement upside) will vest on December 1, 2016, subject to continued employment on that date. The RSUs granted to Mr. Martin under the 2014 EIP relating to the over-achievement upside vested on December 1, 2015.
(4)	Represents 9,210 performance-based RSUs granted to Mr. Fagre pursuant to the Company’s 2014 EIP, and 1,044 performance-based RSUs granted pursuant to the Spectrum 750 Plan. The RSUs granted to Mr. Fagre under both the 2014 EIP and Spectrum 750 Plan vest as follows: 50% of the award vested on December 1, 2014, and the remaining 50% vested on December 1, 2015.
(5)

Represents 13,914 performance-based RSUs granted to Mr. Fagre pursuant to the Company’s 2015 EIP, and 1,530 performance-based RSUs granted pursuant to the Company’s 2014 EIP for reaching or exceeding the upper achievement thresholds for the performance goals. The RSUs granted to Mr. Fagre under the 2015 EIP vest as follows: 50% of the award vested on December 1, 2015, and the remaining 50% (plus any over-achievement upside) will vest on December 1, 2016, subject to continued employment on that date. The RSUs granted to Mr. Fagre under the 2014 EIP relating to the over-achievement upside vested on December 1, 2015.
(6)	Represents 2,834 performance-based RSUs granted to Ms. Neu pursuant to the Company’s 2014 EIP, and 690 performance-based RSUs granted pursuant to the Spectrum 750 Plan. The RSUs granted to Ms. Neu under both the 2014 EIP and Spectrum 750 Plan vest as follows: 50% of the award vested on December 1, 2014, and the remaining 50% vested on December 1, 2015.
(7)	Represents 8,027 performance-based RSUs granted to Ms. Neu pursuant to the Company’s 2015 EIP, and 471 performance-based RSUs granted pursuant to the Company’s 2014 EIP for reaching or exceeding the upper achievement thresholds for the performance goals. The RSUs granted to Ms. Neu under the 2015 EIP vest as follows: 50% of the award vested on December 1, 2015, and the remaining 50% (plus any over-achievement upside) will vest on December 1, 2016, subject to continued employment on that date. The RSUs granted to Ms. Neu under the 2014 EIP relating to the over-achievement upside vested on December 1, 2015.
(8)	Represents 38,963 performance-based RSUs granted to Mr. Lumley pursuant to the Company’s 2014 EIP, and 33,138 performance-based RSUs granted pursuant to the Spectrum 750 Plan. The RSUs granted to Mr. Lumley under both the 2014 EIP and Spectrum 750 Plan vest as follows: 50% of the award vested on December 1, 2014, and the remaining 50% vested on December 1, 2015.
(9)	Represents 54,771 performance-based RSUs granted to Mr. Lumley pursuant to the Company’s 2015 EIP. The RSUs granted to Mr. Lumley under the 2015 EIP vest as follows: 50% of the award vested on December 1, 2015, and the remaining 50% will vest on December 1, 2016.

Option Exercises and Stock Vested

The following table and footnotes provide information regarding stock vesting during Fiscal 2015 for the named executive officers. No options were outstanding during Fiscal 2015.

Stock Vesting Information for Fiscal Year 2015

	Stock Awards
Name	Number of Shares Acquired on Vesting #	Value Realized On Vesting $
Andreas Rouvé	28,214	2,580,810	(1)
Douglas L. Martin	28,868	2,545,580	(2)
Nathan E. Fagre	20,513	1,875,209	(3)
Stacey L. Neu	8,864	811,780	(4)
David R. Lumley	140,993	12,863,641	(5)
Anthony L. Genito	98,108	9,153,584	(6)

(1)	The amount for Mr. Rouvé in this column represents the value realized upon the vesting of 10,000 RSUs on November 25, 2014, 14,097 RSUs on December 1, 2014, and 4,117 RSUs on December 5, 2014. The value was computed by multiplying the number of shares vested by the closing price per share of the Company’s common stock on each such vesting date, which was $89.75 on November 25, 2014, $91.72 on December 1, 2014, and $94.81 on December 5, 2014.
(2)	The amount for Mr. Martin in this column represents the value realized upon the vesting of 28,868 shares of time-based restricted stock on October 1, 2014. This restricted stock award was granted on September 1, 2014 in connection with Mr. Martin’s appointment as the Executive Vice President and Chief Financial Officer of the Company. The value was computed by multiplying the number of shares vested by the closing price per share of the Company’s common stock on the vesting date, which was $88.18 on October 1, 2014.

(3)	The amount for Mr. Fagre in this column represents the value realized upon the vesting of 7,500 RSUs on November 25, 2014, 10,252 RSUs on December 1, 2014, and 2,761 RSUs on December 5, 2014. The value was computed by multiplying the number of shares vested by the closing price per share of the Company’s common stock on each such vesting date, which was $89.75 on November 25, 2014, $91.72 on December 1, 2014, and $94.81 on December 5, 2014.
(4)	The amount for Ms. Neu in this column represents the value realized upon the vesting of 3,500 RSUs on November 25, 2014, 3,523 RSUs on December 1, 2014, and 1,841 RSUs on December 5, 2014. The value was computed by multiplying the number of shares vested by the closing price per share of the Company’s common stock on each such vesting date, which was $89.75 on November 25, 2014, $91.72 on December 1, 2014, and $94.81 on December 5, 2014.
(5)	The amount for Mr. Lumley in this column represents the value realized upon the vesting of 55,556 RSUs on November 25, 2014, 72,101 RSUs on December 1, 2014, and 13,336 RSUs on December 5, 2014. The value was computed by multiplying the number of shares vested by the closing price per share of the Company’s common stock on each such vesting date, which was $89.75 on November 25, 2014, $91.72 on December 1, 2014, and $94.81 on December 5, 2014.
(6)	The amount for Mr. Genito in this column represents the value realized upon the vesting of 27,778 RSUs on November 25, 2014, 28,689 RSUs on December 1, 2014, 5,890 RSUs on December 5, 2014, 28,691 RSUs on January 1, 2015, 5,491 RSUs on July 1, 2015, 755 RSUs on August 1, 2015, and 814 RSUs on September 1, 2015. The value was computed by multiplying the number of shares vested by the closing price per share of the Company’s common stock on each such vesting date (or, as applicable, the last trading date immediately prior to the vesting date if the vesting date fell on a date when the NYSE was closed), which was $89.75 on November 25, 2014, $91.72 on December 1, 2014, $94.81 on December 5, 2014, $95.68 on December 31, 2014, $103.34 on July 1, 2015, $105.95 on July 31, 2015, and $95.99 on September 1, 2015.

Pension Benefits

None of our named executive officers participated in any Company pension plans during or as of the end of Fiscal 2015. Mr. Rouvé is entitled to receive certain pension payments under a Pension Agreement between Mr. Rouvé and VARTA Geratebatterie GmbH dated May 17, 1989 as supplemented on July 1, 1999. The Company’s subsidiary, Rayovac Europe, has assumed the obligations of this agreement. For a description of this pension agreement and the payments to Mr. Rouvé thereunder, see “—Executive Specific Provisions—Andreas Rouvé” below, which description is incorporated by reference herein.

Non-Qualified Deferred Compensation

None of our named executive officers participated in any Company non-qualified deferred compensation programs during or as of the end of Fiscal 2015.

Termination and Change in Control Provisions

Awards under the Company’s Incentive Plans

Awards under the 2011 Plan. During Fiscal 2013, 2014, and 2015 each current named executive officer received RSU awards under the 2011 Plan made pursuant to the Company’s incentive programs. Each of these is governed by the 2011 Plan and, as such, contain provisions triggered by a change in control of the Company. For purposes of these incentive plans, change in control generally means the occurrence of any of the following events:

(i)	the acquisition, by any individual, entity or group of beneficial ownership of more than 50% of the combined voting power of the Company’s then outstanding securities;

(ii)	individuals who constituted the Board of Directors at the effective time of the plan and directors who are nominated and elected as their successors from time to time cease for any reason to constitute at least a majority of the Board;

(iii)	consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no individual, entity or group is or becomes the beneficial owner, directly or indirectly, of voting securities of the Company (not including in the securities beneficially owned by such individual, entity or group any securities acquired directly from the Company or any of its direct or indirect subsidiaries) representing 50% or more of the combined voting power of the Company’s then outstanding voting securities or (C) a merger or consolidation affecting the Company as a result of which a Designated Holder owns after such transaction more than 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

(iv)	approval by the stockholders of the Company of either a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company, other than a sale or disposition by the Company of all or substantially all of the assets of the Company to an entity, more than 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Provided that, in each case, it shall not be a change in control if, immediately following the occurrence of the event described above (i) the record holders of the common stock of the Company immediately prior to the event continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following the event, or (ii) the Harbinger Master Fund, the Harbinger Special Situations Fund, HRG, and their respective affiliates and subsidiaries beneficially own, directly or indirectly, more than 50% of the combined voting power of the Company or any successor.

In general, in the event a change in control occurs, the Board of Directors may, in its sole discretion, provide that, with respect to any particular outstanding awards:

(i)	all stock options and stock appreciation rights outstanding as of immediately prior to the change in control will become immediately exercisable;

(ii)	the restricted period shall expire immediately prior to the change in control with respect to up to 100 percent of the then-outstanding shares of restricted stock or RSUs (including, without limitation, a waiver of any applicable performance goals);

(iii)	all incomplete performance periods in effect on the date the change in control occurs shall end on that date, and the Compensation Committee may (i) determine the extent to which performance goals with respect to each such performance period have been met based on such audited or unaudited financial information or other information then available it deems relevant and (ii) cause the participant to receive partial or full payment of awards for each such performance period based upon the Compensation Committee’s determination of the degree of attainment of such performance goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Compensation Committee; and

(iv)	any awards previously deferred shall be settled as soon as practicable.

Executive-Specific Provisions

As discussed under the heading “Current Employment and Severance Agreements,” each of the continuing named executive officers are parties to continuing employment or other written agreements with the Company that govern various aspects of the employment relationship, including the rights and obligations of the parties upon termination of that employment relationship. Set forth below is a brief description of the provisions of those agreements with respect to a termination of employment and/or in the event of a change in control, as well as descriptions of certain transition and retention agreements entered into with named executive officers who have departed the Company.

Andreas Rouvé

The Rouvé Employment Agreement contains the following provisions applicable upon the termination of Mr. Rouvé’s employment with the Company.

Termination with Cause or Voluntary Termination by the Executive (other than for Good Reason). In the event that Mr. Rouvé is terminated with “cause” or terminates his employment voluntarily, other than for “good reason,” Mr. Rouvé’s salary and other benefits provided under his employment agreement cease at the time of such termination and Mr. Rouvé is entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Rouvé would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Rouvé accrued pay and benefits.

Termination without Cause, for Good Reason, Death, or Disability. If the employment of Mr. Rouvé with the Company is terminated by the Company without “cause,” by Mr. Rouvé for “good reason,” or is terminated due to Mr. Rouvé’s death or disability, Mr. Rouvé is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company and Mr. Rouvé’s compliance with the non-competition and confidentiality restrictions set forth in his employment agreement. In such event the Company will:

•	pay Mr. Rouvé a cash payment equal to 1.5x his base salary, and a cash payment equal to 1x the target annual MIP bonus of 125% of Mr. Rouvé’s then current base salary, each payable ratably on a monthly basis over the 18-month period following termination;

•	pay Mr. Rouvé a pro rata portion, in cash, of the annual MIP bonus Mr. Rouvé would have earned for the fiscal year in which termination occurs if his employment had not ceased;

•	provide medical insurance coverage and certain other employee benefits for Mr. Rouvé and his dependents for the 18-month period following termination; and

•	pay Mr. Rouvé his accrued vacation time pursuant to Company policy.

For Mr. Rouvé, “good reason” is defined, in general, subject to notification and cure rights as described above under the heading “Use of Employment Agreements,” as the occurrence of any of the following events without Mr. Rouvé’s consent:

•	any reduction in Mr. Rouvé’s base salary or target MIP bonus opportunity then in effect;

•	the relocation of the Company’s office at which he is principally employed as of April 1, 2015 to a location more than 50 miles from such office, or the requirement by the Company that Mr. Rouvé be based at an office other than the Company’s office at such location on an extended basis, except for required business travel;

•	a substantial diminution or other substantive adverse change in the nature or scope of his responsibilities, authorities, powers, functions, or duties;

•	a breach by the Company of any of its material obligations under the Rouvé Employment Agreement; or

•	the failure of the Company to obtain the agreement for any successor to the Company to assume and agree to perform the Rouvé Employment Agreement.

For Mr. Rouvé, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Mr. Rouvé of any deliberate and premeditated act taken by Mr. Rouvé in bad faith against the interests of the Company that causes or is reasonably anticipated to cause material harm to the Company; (ii) Mr. Rouvé has been convicted of, or pleads nolo contendere with respect to any felony, or of any lesser crime or offense having as its predicate element fraud, dishonesty, or misappropriation of the property of the Company that causes or is reasonably anticipated to cause material harm to the Company; (iii) the habitual drug addiction or intoxication of Mr. Rouvé which negatively impacts his job performance or Mr. Rouvé’s failure of a company-required drug test; (iv) the willful failure or refusal of Mr. Rouvé to perform his duties as set forth in the employment agreement or the willful failure or refusal to follow the direction of the Board of Directors, provided such failure or refusal continues after 30 calendar days of the receipt of written notice from the Board of such failure or refusal; or (v) Mr. Rouvé materially breaches any of the terms of the Rouvé Employment Agreement.

The above benefits will cease immediately upon the discovery by the Company of Mr. Rouvé’s breach of the non-compete and non-solicitation provisions or the secret processes and confidentiality provisions included in his employment agreement. The Rouvé Employment Agreement includes non-competition and non-solicitation provisions that extend for 18 months following Mr. Rouvé’s termination, and confidentiality provisions that extend for seven years following Mr. Rouvé’s termination.

The Company’s subsidiary, Rayovac Europe, also assumed the obligations of the Pension Agreement between Mr. Rouvé and VARTA Geratebatterie GmbH dated May 17, 1989 as supplemented on July 1, 1999 (the “Rouvé Pension Agreement”). Under the Rouvé Pension Agreement, pension payments will be paid to Mr. Rouvé upon permanent disablement, reaching 65 years of life or earlier retirement at the requirement of the Company. Pension pay will be $20,120 (€17,895) per year. In the case of resignation or termination the acquired pension benefit is nonlapsable. The pension plan is based on accruals during the employment period of Mr. Rouvé, for which Rayovac Europe makes all contributions to the accrual. As of September 30, 2015 the accrual for Mr. Rouvé’s pension plan equaled $243,259 (€216,361). Rayovac Europe’s allocation to the accrual amount for Fiscal 2015 was $40,601 (€36,112). Every three years after retirement the current pay will be increased according to the Employers’ Retirement Benefits Law (Betriebsrentengesetz). All amounts in this paragraph for Mr. Rouvé were denominated in Euros and converted to U.S. dollars at the rate of $1.12432 per Euro, which was the published rate from the OANDA Corporation currency database as of September 30, 2015.

Douglas L. Martin

The Martin Employment Agreement contains the following provisions applicable upon the termination of Mr. Martin’s employment with the Company or in the event of a change in control of the Company.

Termination with Cause or Voluntary Termination by the Executive (other than for Good Reason). In the event that Mr. Martin is terminated with “cause” or terminates his employment voluntarily, other than for “good reason,” Mr. Martin’s salary and other benefits provided under his employment agreement cease at the time of such termination and Mr. Martin is entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Martin would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Martin accrued pay and benefits.

Termination without Cause, for Good Reason, Death, or Disability, or Upon a Change in Control. If the employment of Mr. Martin with the Company is terminated by the Company without “cause,” by Mr. Martin for “good reason,” is terminated due to Mr. Martin’s death or disability, or by Mr. Martin following a change in control (as defined in the 2011 Plan), Mr. Martin is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company and Mr. Martin’s compliance with the non-competition and confidentiality restrictions set forth in his employment agreement. In such event the Company will:

•	pay Mr. Martin (i) 1.5 times his base salary in effect immediately prior to his termination, plus (ii) 1.0 times his target annual bonus award for the fiscal year in which such termination occurs, ratably over the 18-month period immediately following his termination;

•	pay Mr. Martin the pro rata portion of the annual bonus (if any) he would have earned by him pursuant to any annual bonus or incentive plan maintained by the Company in respect of the fiscal year in which such termination occurs if his employment had not ceased, to be paid at the same time such bonus would have been paid to Mr. Martin for such fiscal year if his employment had not terminated; and

•	for the 18-month period immediately following such termination, arrange to provide Mr. Martin and his dependents with insurance and other benefits on a basis substantially similar to those provided to Mr. Martin and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Martin or the Company than the cost to Mr. Martin and the Company immediately prior to such date.

For Mr. Martin, “good reason” is defined, in general, subject to notification and cure rights as described above under the heading “Use of Employment Agreements,” as, the occurrence of any of the following events without Mr. Martin’s consent:

•	any material reduction in Mr. Martin’s annual base salary;

•	the required relocation of Mr. Martin’s place of principal employment to a location more than 50 miles from Mr. Martin’s current office, or the requirement by the Company that Mr. Martin be based at an office other than his current office on an extended basis;

•	a substantial diminution or other substantive adverse change in the nature or scope of Mr. Martin’s responsibilities, authorities, powers, functions, or duties;

•	a breach by the Company of any of its other material obligations under the Martin Employment Agreement; or

•	the failure of the Company to obtain the agreement of any successor to the Company to assume and agree to perform the Martin Employment Agreement.

For Mr. Martin, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Mr. Martin of any deliberate and premeditated act taken by Mr. Martin in bad faith against the interests of the Company; (ii) Mr. Martin has been convicted of, or pleads nolo contendere with respect to any felony, or of any lesser crime or offense having as its predicate element fraud, dishonesty or misappropriation of the property of the Company; (iii) the habitual drug addiction or intoxication of Mr. Martin which negatively impacts his job performance or Mr. Martin’s failure of a company-required drug test; (iv) the willful failure or refusal of Mr. Martin to perform his duties as set forth in the employment agreement or the willful failure or refusal to follow the direction of the Chief Executive Officer or the Board of Directors; or (v) Mr. Martin materially breaches any of the terms of the Martin Employment Agreement.

The above benefits will cease immediately upon the discovery by the Company of Mr. Martin’s breach of the non-compete and non-solicitation provisions or the secret processes and confidentiality provisions included in his employment agreement. The Martin Employment Agreement includes non-competition and non-solicitation provisions that extend for 18 months following Mr. Martin’s termination, and confidentiality provisions that extend for seven years following Mr. Martin’s termination.

Nathan E. Fagre

The Fagre Severance Agreement contains the following provisions applicable upon the termination of Mr. Fagre’s employment with the Company or in the event of a change in control of the Company.

Termination for Cause or Voluntary Termination by the Executive. In the event that Mr. Fagre is terminated for “cause” or terminates his employment voluntarily, Mr. Fagre’s salary and other benefits provided under his severance agreement cease at the time of such termination and Mr. Fagre is entitled to no further compensation under his severance agreement. Notwithstanding this, Mr. Fagre would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Fagre accrued pay and benefits.

Termination without Cause or for Death or Disability. If the employment of Mr. Fagre with the Company is terminated by the Company without “cause” or due to Mr. Fagre’s death or disability, Mr. Fagre is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company within 30 days following his termination date. In such event the Company will pay Mr. Fagre an amount in cash equal to the sum of Mr. Fagre’s (i) annual base salary in effect immediately prior to Mr. Fagre’s termination, and (ii) target annual bonus award for the fiscal year in which such termination occurs, to be paid ratably over the 12-month period immediately following his termination. In addition, for the 12-month period immediately following such termination, the Company will arrange to provide Mr. Fagre and his dependents with insurance and other benefits on a basis substantially similar to those provided to Mr. Fagre and his dependents prior to his termination. For Mr. Fagre, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Mr. Fagre of any deliberate and premeditated act taken by Mr. Fagre in bad faith against the interests of the Company; (ii) Mr. Fagre has been convicted of, or pleads nolo contendere with respect to any felony or other crime, the elements of which are substantially related to the duties and responsibilities associated with Mr. Fagre’s employment; (iii) Mr. Fagre’s willful misconduct; (iv) the willful failure or refusal of Mr. Fagre to perform his duties as set forth herein or the willful failure or refusal to follow the direction of the Chief Executive Officer or the Board of Directors; or (v) Mr. Fagre materially breaches any of the terms of the Fagre Severance Agreement.

The above benefits will cease immediately upon the discovery by the Company of Mr. Fagre’s breach of the agreement not to compete and secret processes and confidentiality provisions included in the Fagre Severance Agreement. The Fagre Severance Agreement includes non-competition and non-solicitation provisions that extend for two years following Mr. Fagre’s termination and confidentiality provisions that extend for seven years.

Stacey L. Neu

The Neu Severance Agreement contains the following provisions applicable upon the termination of Ms. Neu’s employment with the Company.

Termination for Cause or Voluntary Termination by the Executive. In the event that Ms. Neu is terminated for “cause” or terminates her employment voluntarily, Ms. Neu’s salary and other benefits provided under her severance agreement cease at the time of such termination and Ms. Neu is entitled to no further compensation under her severance agreement. Notwithstanding this, Ms. Neu would be entitled to continue to participate in the Company’s medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Ms. Neu accrued pay and benefits.

Termination without Cause or for Death or Disability. If the employment of Ms. Neu with the Company is terminated by the Company without “cause” or due to Ms. Neu’s death or disability, Ms. Neu is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company. In such event the Company will pay Ms. Neu an amount in cash equal to the sum of Ms. Neu’s (i) annual base salary in effect at the time such termination occurs, which will be paid in equal semi-monthly installments for the period ending one year after the date of termination, and (ii) target annual MIP bonus award for the fiscal year in which such termination occurs, which will be paid in a single lump sum to Ms. Neu on or before December 31st following the end of the fiscal year in which termination occurs. In addition, for the 12-month period immediately following such termination, the Company will arrange to provide Ms. Neu and her dependents with insurance benefits on a basis substantially similar to those provided to Ms. Neu and her dependents prior to her termination. For Ms. Neu, “cause” is defined, in general, subject to notification and cure rights as described above in “Use of Employment Agreements,” as the occurrence of any of the following events: (i) the commission by Ms. Neu of any fraud, embezzlement, or other material act of dishonesty with respect to the Company or any of its affiliates (including the unauthorized disclosure of confidential or proprietary information of the Company or any of its affiliates or subsidiaries); (ii) Ms. Neu has been convicted of, or pleads nolo contendere with respect to any felony or other crime, the elements of which are substantially related to the duties and responsibilities associated with Ms. Neu’s employment; (iii) Ms. Neu’s willful misconduct; (iv) the willful failure or refusal of Ms. Neu to perform her duties and responsibilities to the Company or any of its affiliates which failure or refusal to perform is not remedied within 30 days after receipt of written notice from the Company of such failure or refusal to perform; or (v) Ms. Neu breaches any of the terms of the Neu Severance Agreement and such breach is not cured within 30 days after receiving notice of the breach from the Company.

The above benefits will cease immediately upon the discovery by the Company of Ms. Neu’s breach of the agreement not to compete and secret processes and confidentiality provisions included in the Neu Severance Agreement. The Neu Severance Agreement includes non-competition and non-solicitation provisions that extend for one year following Ms. Neu’s termination and confidentiality provisions that extend for two years.

Lumley Transition Agreement

Effective January 8, 2015, the Company entered into a transition employment agreement (the “Lumley Transition Agreement”) with Mr. Lumley providing for his continued employment as the Chief Executive Officer of the Company through a mutually agreed upon transition period (the “Transition Period”) and the payment of certain amounts upon his departure from the Company. Effective April 1, 2015, Mr. Lumley resigned from his position as Chief Executive Officer of the Company in accordance with Mr. Rouvé’s appointment as the new Chief Executive Officer and President. Mr. Lumley continued to be employed with the Company through September 30, 2015, at which time he retired from the Company.

The Lumley Transition Agreement provided that during the Transition Period, Mr. Lumley would continue to receive his base salary and employee benefits as set forth in his employment agreement with the Company dated as of August 11, 2010, as amended from time to time (the “Lumley Employment Agreement”). For Fiscal 2015, Mr. Lumley was entitled to participate in the annual cash bonus program and received an equity award consisting of restricted stock units equal to $5 million on the date of grant, provided that such award would vest and be payable only if the Company achieved adjusted EBITDA of at least $760 million for Fiscal 2015. The equity award, to the extent earned based on achievement of $760 million of adjusted EBITDA for Fiscal 2015, would vest 50% each year over the following two years. Mr. Lumley will not receive any grants or participate in the Company’s annual bonus plan or equity plan for Fiscal 2016 and will not participate in the Spectrum $2B Plan.

At the end of the Transition Period, the Lumley Transition Agreement provides that, subject to Mr. Lumley’s execution of a separation agreement and release of claims, the Company will pay pursuant to a retention bonus for Mr. Lumley’s agreement to enter into the Lumley Transition Agreement, an amount in cash equal to two times the sum of Mr. Lumley’s base salary and prior year’s annual target bonus, payable in installments over 24 months generally commencing on the six month anniversary of the end of the Transition Period. In addition, Mr. Lumley would be entitled to $25,000 on the first anniversary of the termination date as well as the continuation of certain benefits for a period of 24 months following the termination date, plus an additional payment of $75,000. Mr. Lumley is not entitled to any severance, whether pursuant to the Lumley Employment Agreement or the Lumley Transition Agreement. During the Transition Period and for a period of two years thereafter, Mr. Lumley is subject to noncompete and nonsolicit covenants.

Genito Retention Agreement

On April 29, 2014, SBI and Mr. Genito mutually agreed that, effective December 31, 2014 (or such other date that is agreed to), Mr. Genito’s employment would terminate and he would resign from any and all titles, positions, and appointments that he held with the Company. In connection with his resignation, the Company and Mr. Genito entered into the Genito Retention Agreement. Effective January 2, 2015, Mr. Genito resigned from his position as Executive Vice President and Chief Accounting Officer of the Company.

Under the terms of the Genito Retention Agreement, Mr. Genito would continue to remain employed by the Company through December 31, 2014 (unless earlier terminated) and was required to assist with the transition of the hiring of a new Chief Financial Officer (Mr. Martin was appointed the Company’s new Chief Financial Officer on September 1, 2014). Under the Genito Retention Agreement, Mr. Genito was entitled to receive the following payments and benefits: (i) $1,920,000, which was equal to two (2) times Mr. Genito’s annual base salary and target bonus, payable in monthly installments of $80,000 in the form of Company common stock over a period of twenty-four (24) months; (ii) an additional MIP payment for 2014 equal to the amount determined for Mr. Genito pursuant to the Company’s 2014 MIP based on the Company’s actual performance results for Fiscal 2014, which amount was paid at the same time as other payments are made to 2014 MIP participants, and in any case no later than December 31, 2014; (iii) payment for accrued but unused vacation days; (iv) for a period of twenty-four (24) months, a monthly payment equal to the monthly COBRA continuation coverage cost; (v) the Executive Life Insurance benefit for Mr. Genito and his eligible dependents for twenty-four (24) months at the level and of the type provided to active employees of the Company from time to time; (vi) entitlement to purchase his Company vehicle pursuant to Company policy; and (vii) the reimbursement of any unreimbursed business expenses. In addition, if Mr. Genito performed his duties and responsibilities in a satisfactory matter (including the smooth transition of his duties to a new Chief Financial Officer and the related preparation, filing, and certification of the Company’s annual filings for Fiscal 2014) as determined by the Chairman of the Compensation Committee, then Mr. Genito was entitled to receive a payment of $500,000 (payable in the form of Company common stock).

In addition, Mr. Genito was eligible to earn and vest in restricted stock units under the Company’s 2014 equity award programs and the Spectrum 750 Plan, to the extent that the applicable performance criteria were met for Fiscal 2014.

Mr. Genito agreed to a customary release of potential claims against the Company and to customary post-employment restrictive covenants in favor of the Company, as well as being available to consult with the Company during the 24-month period after termination of his employment.

Tables of Amounts Payable Upon Termination or Change of Control

The following tables set forth the amounts that would have been payable at September 30, 2015 to each of the named executive officers who are currently employed by the Company under the various scenarios for termination of employment or a change-in-control of the Company had such scenarios occurred on September 30, 2015.

On January 8, 2015, the Company and Mr. Lumley entered into the Lumley Transition Agreement providing for Mr. Lumley’s retirement as Chief Executive Officer and President and his continued employment with the

Company through September 30, 2015 or such earlier date as determined by the Board of Directors (see “Lumley Transition Agreement” above). In connection with Mr. Rouvé’s appointment as Chief Executive Officer and President of the Company, effective April 1, 2015, Mr. Lumley resigned from his positions as Chief Executive Officer and President and retired from the Company effective September 30, 2015. The amounts to be paid to Mr. Lumley under the provisions of the Lumley Transition Agreement in connection with retirement from the Company are set forth below in “Payments to David R. Lumley Upon Retirement.”

In addition, on April 29, 2014, SBI and Mr. Genito mutually agreed that, effective December 31, 2014 (or such other date that is agreed to), Mr. Genito’s employment would terminate and he would resign from any and all titles, positions, and appointments that he held with the Company. In connection with his resignation, the Company and Mr. Genito entered into the Genito Retention Agreement (see “Genito Retention Agreement” above). Effective January 2, 2015, Mr. Genito resigned from his position as Executive Vice President and Chief Accounting Officer of the Company. The amounts to be paid to Mr. Genito under the provisions of the Genito Retention Agreement in connection with his termination of employment from the Company are set forth below in “Payments to Anthony L. Genito Upon Resignation.”

Andreas Rouvé

	Termination Scenarios (assumes termination 9/30/2015)
Component	Without Good Reason or For Cause	With Good Reason or Without Cause		Death or Disability		Change in Control and Termination
Cash Severance(1)	—	$2,021,250		$2,021,250		$2,021,250
Annual Bonus(2)	—	$639,520		$639,520		$639,520
Equity Awards (Intrinsic Value)(3)
Unvested Restricted Stock	—	$4,348,647	(4)	$211,480	(5)	$4,348,647	(4)
Other Benefits
Health and Welfare(6)	—	$9,424		$9,424		$9,424
Leased Vehicle(7)	—	$25,561		$25,561		$25,561
Tax Gross-Up(8)	—	—		—		—
Total	—	$7,044,402		$2,907,234		$7,044,402

(1)	Reflects cash severance payment, under the applicable termination scenarios, of 1.5x the sum of the executive’s current base salary and 1.0x the Fiscal 2015 target bonus. Payments are to be made in monthly installments over 18 months, subject to the requirements of Section 409A of the Internal Revenue Code.
(2)	Reflects annual MIP bonus earned based on Fiscal 2015 performance. Payment is subject to the requirements of Section 409A of the Internal Revenue Code.
(3)	Reflects equity value using a stock price of $91.51, which was the Company’s closing price on September 30, 2015.
(4)	Upon a termination without cause or in connection with a change in control, or for resignation with good reason, 50% of the Fiscal 2014 EIP award (the unvested portion of the 2014 EIP award) and all RSUs earned under the Spectrum 750 award would vest immediately. Additionally, 96.6% of the Fiscal 2015 EIP award would be paid in full.
(5)	Upon a termination due to death or disability, all RSUs earned under the Spectrum 750 award would vest immediately. Any unvested portion of the Fiscal 2014 EIP award and the entire Fiscal 2015 EIP award would be forfeited and cancelled.
(6)	Reflects 18 months of insurance and other benefits continuation for the executive and any dependents.
(7)	Reflects 12 months of car allowance continuation.
(8)	The Company does not provide any tax gross-up payments to cover excise taxes.

Douglas L. Martin

	Termination Scenarios (assumes termination 9/30/2015)
Component	Without Good Reason or For Cause	With Good Reason or Without Cause		Death or Disability		Change in Control and Termination
Cash Severance(1)	—	$1,320,000		$1,320,000		$1,320,000
Annual Bonus(2)	—	$523,363		$523,363		$523,363
Equity Awards (Intrinsic Value)(3)
Unvested Restricted Stock	—	$1,419,137	(4)	—	(5)	$1,419,137	(4)
Other Benefits
Health and Welfare(6)	—	$9,424		$9,424		$9,424
Tax Gross-Up(7)	—	—		—		—
Total	—	$3,271,924		$1,852,787		$3,271,924

(1)	Reflects cash severance payment, under the applicable termination scenarios, of 1.5x the executive’s current base salary, plus 1.0x the Fiscal 2015 target bonus. Payments are to be made in monthly installments over 18 months, subject to the requirements of Section 409A of the Internal Revenue Code.
(2)	Reflects annual MIP bonus earned based on Fiscal 2015 performance. Payment is subject to the requirements of Section 409A of the Internal Revenue Code.
(3)	Reflects equity value using a stock price of $91.51, which was the Company’s closing price on September 30, 2015.
(4)	Upon a termination without cause or in connection with a change in control, or for resignation with good reason, 50% of the Fiscal 2014 EIP award (the unvested portion of the 2014 EIP award) and all RSUs earned under the Spectrum 750 award would vest immediately. Additionally, 96.6% of the Fiscal 2015 EIP award would be payable.
(5)	Upon a termination due to death or disability, the entire Fiscal 2015 EIP award would be forfeited and cancelled.
(6)	Reflects 18 months of insurance and other benefits continuation for the executive and any dependents.
(7)	The Company does not provide any tax gross-up payments to cover excise taxes.

Nathan E. Fagre

	Termination Scenarios (assumes termination 9/30/2015)
Component	Without Good Reason or For Cause	With Good Reason or Without Cause		Death or Disability		Change in Control and Termination
Cash Severance(1)	—	$600,000		$600,000		$600,000
Equity Awards (Intrinsic Value)(2)
Unvested Restricted Stock	—	$2,308,248	(3)	$95,536	(4)	$2,308,248	(3)
Other Benefits
Health and Welfare(5)	—	$6,283		$6,283		$6,283
Tax Gross-Up(6)	—	—		—		—
Total	—	$2,914,531		$701,819		$2,914,531

(1)	Reflects cash severance payment, under the applicable termination scenarios, of 1.0x the sum of executive’s current base salary and 1.0x the Fiscal 2015 target bonus. Payments are to be made in semi-monthly installments over 12 months, subject to the requirements of Section 409A of the Internal Revenue Code.
(2)	Reflects equity value using a stock price of $91.51, which was the Company’s closing price on September 30, 2015.

(3)	Upon a termination without cause or in connection with a change in control, or for resignation with good reason, 50% of the Fiscal 2014 EIP award (the unvested portion of the 2014 EIP award) and all RSUs earned under the Spectrum 750 award would vest immediately. Additionally, 96.6% of the Fiscal 2015 EIP award would be payable.
(4)	Upon a termination due to death or disability, all RSUs earned under the Spectrum 750 award would vest immediately. Any unvested portion of the Fiscal 2014 EIP award and the entire Fiscal 2015 EIP award would be forfeited and cancelled.
(5)	Reflects 12 months of insurance and other benefits continuation for the executive and any dependents.
(6)	The Company does not provide any tax gross-up payments to cover excise taxes.

Stacey L. Neu

	Termination Scenarios (assumes termination 9/30/2015)
Component	Without Good Reason or For Cause	With Good Reason or Without Cause		Death or Disability		Change in Control and Termination
Cash Severance(1)	—	$400,000		$400,000		$400,000
Equity Awards (Intrinsic Value)(2)
Unvested Restricted Stock	—	$1,075,151	(3)	$63,142	(4)	$1,075,151	(3)
Other Benefits
Health and Welfare(5)	—	$6,283		$6,283		$6,283
Tax Gross-Up(6)	—	—		—		—
Total	—	$1,481,433		$469,424		$1,481,433

(1)	Reflects cash severance payment, under the applicable termination scenarios, of 1.0x the sum of executive’s current base salary and 1.0x the Fiscal 2015 target bonus. Payments are to be made in semi-monthly installments over 12 months, subject to the requirements of Section 409A of the Internal Revenue Code.
(2)	Reflects equity value using a stock price of $91.51, which was the Company’s closing price on September 30, 2015.
(3)	Upon a termination without cause or in connection with a change in control, or for resignation with good reason, 50% of the Fiscal 2014 EIP award (the unvested portion of the 2014 EIP award) and all RSUs earned under the Spectrum 750 award would vest immediately. Additionally, 96.6% of the Fiscal 2015 EIP award would be payable.
(4)	Upon a termination due to death or disability, all RSUs earned under the Spectrum 750 award would vest immediately. Any unvested portion of the Fiscal 2014 EIP award and the entire Fiscal 2015 EIP award would be forfeited and cancelled.
(5)	Reflects 12 months of insurance and other benefits continuation for the executive and any dependents.
(6)	The Company does not provide any tax gross-up payments to cover excise taxes.

Payments to David R. Lumley Upon Retirement

As discussed above, David R. Lumley resigned as the Company’s Chief Executive Officer and President effective April 1, 2015 and retired from the Company effective September 30, 2015 pursuant to the terms of the Lumley Transition Agreement. Therefore, pursuant to Regulation S-K Item 402(j), Instruction 4, the following table illustrates the actual payments made to Mr. Lumley or amounts accrued under the provisions of the Lumley Transition Agreement in connection with his retirement from the Company:

Name	Cash Retention Bonus(1)	Additional Retention Payment(2)	Annual Bonus(3)	Equity Awards (Intrinsic Value)(4)				Healthcare Benefits(6)	Vehicles(7)
				2014 EIP		Spectrum 750
David R. Lumley	$4,063,500	$100,000	$1,149,021	$3,565,504	(5)	$3,032,458	(5)	$12,565	$20,442

(1)	Reflects the retention bonus of 2x the sum of the executive’s base salary plus 2x the annual target bonus in effect in the fiscal year prior to the termination date. The retention bonus shall be paid beginning on the 60th day following the termination date, subject to the requirements under Section 409A of the Internal Revenue Code.
(2)	Executive is entitled to an additional retention payment of $100,000, of which $75,000 is payable on the 60th day following the termination date and the remaining $25,000 is payable on the one-year anniversary of the termination date.
(3)	Reflects annual MIP bonus earned based on Fiscal 2015 performance. Payment is subject to the requirements of Section 409A of the Internal Revenue Code.
(4)	Reflects equity value using a stock price of $91.51, which was the Company’s closing price on September 30, 2015.
(5)	50% of the Fiscal 2014 EIP award (the unvested portion of the 2014 EIP award) and all RSUs earned under the Spectrum 750 award vested immediately. The executive’s Fiscal 2015 EIP award has been forfeited.
(6)	Reflects 24 months of insurance and other benefits continuation for the executive and any dependents.
(7)	Reflects 12 months of car allowance continuation.

Payments to Anthony L. Genito Upon Resignation

As discussed above, SBI and Mr. Genito mutually agreed to the termination of Mr. Genito’s employment with the Company pursuant to the terms of the Genito Retention Agreement. Mr. Genito departed from the Company on January 2, 2015. Therefore, pursuant to Regulation S-K Item 402(j), Instruction 4, the following table illustrates the actual payments made to Mr. Genito or accrued under the provisions of the Genito Retention Agreement in connection with his termination of employment from the Company:

Name	Severance Payment(1)	2014 Annual Bonus(2)	Additional Severance for Transition(3)	Equity Awards (Intrinsic Value)(4)				Healthcare Benefits(6)	Life Insurance Benefits(7)	Vehicles(8)
				2014 EIP		Spectrum 750
Anthony L. Genito	$4,063,500	$100,000	$1,149,021	$3,565,504	(5)	$3,032,458	(5)	$12,565	$29,320	$20,442

(1)	Reflects severance payment of 2x the sum of the executive’s annual base salary and the annual target bonus. Payments are to be made as monthly stock grants for 24 months, subject to the requirements of Section 409A of the Internal Revenue Code.
(2)	Reflects annual MIP bonus earned based on Fiscal 2014 performance.
(3)	Reflects additional severance for transitioning duties to the new Chief Financial Officer. The Company may pay this additional severance within 30 days after the termination date in the form of a stock grant.
(4)	Reflects equity value using a stock price of $92.84, which was the Company’s closing price on Mr. Genito’s termination date of January 2, 2015.
(5)	50% of the Fiscal 2014 EIP award (the unvested portion of the 2014 EIP award) and all RSUs earned under the Spectrum 750 award vested immediately.
(6)	Reflects 24 months of insurance and other benefits continuation for the executive and any dependents.
(7)	Reflects executive life insurance benefits for Mr. Genito for 24 months after his termination date.
(8)	Reflects 24 months of car allowance continuation.

Director Compensation

The Compensation Committee is responsible for approving, subject to review by the Board of Directors as a whole, compensation programs for our non-employee directors. In that function, the Compensation Committee considers market and peer company data regarding director compensation and evaluates the Company’s director compensation practices in light of that data and the characteristics of the Company as a whole, with the assistance of its independent compensation advisors.

Under the director compensation program in place at the beginning of Fiscal 2015, each non-employee director receives an annual cash retainer of $105,000 and an annual grant of restricted stock units equal to that number of shares of the Company’s common stock with a value on the date of grant of $105,000. The Chair of the Audit Committee receives an additional annual cash retainer of $20,000, and the Chairs of the Nominating and Corporate Governance Committee and the Compensation Committee each receive an additional annual cash retainer of $15,000. Directors are permitted to make an annual election to receive all of their director compensation in the form of Company stock in lieu of cash. In the second quarter of Fiscal 2015, the Compensation Committee recommended, and the Board approved, an increase in the compensation levels for the directors and the chairman of the board, after completing a review of the Company’s director compensation program as against other peer group companies and other benchmarking data, and considering the degree of effort and time commitment expected of the Company’s directors and of its chairman of the board. Accordingly, the level of annual equity compensation for directors was increased to $125,000 of value annually from the prior level of $105,000 of value annually. For Fiscal 2015, the amount was pro-rated from the effective date of the increase. Also, the level of annual cash compensation for the chairman of the board was increased from $105,000 to $210,000 annually; this amount was also pro-rated for Fiscal 2015 from the effective date of the increase.

The Board of Directors has established Stock Ownership Guidelines for Directors. Under these guidelines, each Director is expected to hold shares of the Company’s common stock equal to at least one times the Director’s annual compensation for service as a director.

For Fiscal 2015, the grants of RSUs were made on October 1, 2014 and vested on October 1, 2015. An additional grant of RSUs was made to each of the non-employee directors and the chairman of the board on April 1, 2015 to reflect the increase in annual director compensation discussed above. In addition, grants of RSUs were made on November 25, 2014 to Mr. Maura, which will vest in accordance with the grant award, and on September 25, 2015 to Mr. Steinberg, which vested on October 1, 2015. For Fiscal 2016, the grants of RSUs were made on October 1, 2015 and will vest on October 1, 2016.

David R. Lumley, who was an employee of the Company during a portion of Fiscal 2015 in addition to his service as a director, received no additional compensation for his service as a director of the Company. Mr. Lumley resigned from the Company’s Board of Directors effective September 30, 2015. Andreas Rouvé replaced Mr. Lumley as a director effective October 1, 2015. Because Mr. Rouvé did not serve on the Board of Directors during Fiscal 2015, he is not reflected in the table below. Joseph S. Steinberg was elected to the Company’s board of directors on February 19, 2015. He received a grant of RSUs during Fiscal 2015 based on a pro-rata calculation of his days of service as a director during the fiscal year.

The table set forth below, together with its footnotes, provides information regarding compensation paid to the Company’s directors for Fiscal 2015. David R. Lumley, who received no compensation as a director during Fiscal 2015, is omitted from the table

Director Compensation Table for Fiscal Year 2015

Name(1)	Fees Earned or Paid in Cash(2) $	Stock Awards(3) $		All Other Compensation $		Total $
Kenneth C. Ambrecht	—	232,494	(4)	4,784	(5)	237,278
Omar M. Asali	—	217,856	(6)	2,120	(7)	219,976
Eugene I. Davis	93,750	115,568	(8)	2,082	(9)	211,400
Norman S. Matthews	—	232,494	(10)	789	(11)	233,283
David M. Maura	—	9,262,548	(12)	2,120	(13)	9,264,668
Terry L. Polistina	—	217,856	(14)	2,382	(15)	220,238
Hugh R. Rovit	—	217,856	(16)	2,108	(17)	219,964
Joseph S. Steinberg	—	139,869	(18)	—		139,869

(1)	This column reflects only directors who received compensation during Fiscal 2015. Note that David R. Lumley, who was a director during Fiscal 2015, is not reflected in this table.

(2)	Amounts reflected in this column include the annual retainer fees and committee chair fees paid in cash to Mr. Davis during Fiscal 2015. All of the other directors named in this table elected to receive the cash portion of their annual director compensation in the form of RSUs in lieu of cash, and such amounts are included in the “Stock Awards” column of this table.
(3)	Amounts in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The value was computed by multiplying the number of shares underlying the stock award by the closing price per share of the Company’s common stock on each grant date (or, as applicable, the last trading date immediately prior to the grant date if the grant date fell on a date when the NYSE was closed), which was $88.18 on October 1, 2014, $89.75 on November 25, 2014, $89.12 on April 1, 2015, and $93.06 on September 25, 2015.
(4)	Includes 1,326 RSUs granted to Mr. Ambrecht on October 1, 2014 and 149 RSUs granted on April 1, 2015 under the 2011 Plan representing the equity portion of his annual director compensation (which each vested in full on October 1, 2015), and grants of 1,160 RSUs on October 1, 2014 in lieu of the cash portion of Mr. Ambrecht’s annual director compensation (which vested in full on October 1, 2015). As of September 30, 2015, Mr. Ambrecht held 2,635 outstanding unvested RSUs.
(5)	Includes dividends paid on RSUs held by Mr. Ambrecht ($2,613) which were not factored into the grant date fair value of the RSUs, and reimbursements of travel expenses for board of directors meetings ($2,171).
(6)	Includes 1,160 RSUs granted to Mr. Asali on October 1, 2014 and 149 RSUs granted on April 1, 2015 under the 2011 Plan representing the equity portion of his annual director compensation (which each vested in full on October 1, 2015), and grants of 1,160 RSUs on October 1, 2014 in lieu of the cash portion of Mr. Asali’s annual director compensation (which vested in full on October 1, 2015). As of September 30, 2015, Mr. Asali held 2,469 outstanding unvested RSUs.
(7)	Represents dividends paid on RSUs held by Mr. Asali which were not factored into the grant date fair value of the RSUs.
(8)	Includes 1,160 RSUs granted to Mr. Davis on October 1, 2014 and 149 RSUs granted on April 1, 2015 under the 2011 Plan representing the equity portion of his annual director compensation (which each vested in full on October 1, 2015). As of September 30, 2015, Mr. Davis held 1,309 outstanding unvested RSUs.
(9)	Includes dividends paid on RSUs held by Mr. Davis ($1,834) which were not factored into the grant date fair value of the RSUs, and reimbursements of travel expenses for board of directors meetings ($245).
(10)	Includes 1,326 RSUs granted to Mr. Matthews on October 1, 2014 and 149 RSUs granted on April 1, 2015 under the 2011 Plan representing the equity portion of his annual director compensation (which each vested in full on October 1, 2015), and grants of 1,160 RSUs on October 1, 2014 in lieu of the cash portion of Mr. Matthews’ annual director compensation (which vested in full on October 1, 2015). As of September 30, 2015, Mr. Matthews held 2,635 outstanding unvested RSUs.
(11)	Represents reimbursements of travel expenses for board of directors meetings.
(12)	Includes 1,160 RSUs granted to Mr. Maura on October 1, 2014 and 149 RSUs granted on April 1, 2015 under the 2011 Plan representing the equity portion of his annual director compensation (which each vested in full on October 1, 2015), and grants of 1,160 RSUs on October 1, 2014 and 782 RSUs on April 1, 2015 in lieu of the cash portion of Mr. Maura’s annual director compensation and pro-rata portion of his chairman compensation (which vested in full on October 1, 2015). This amount also includes a grant of 100,000 shares of restricted stock made to Mr. Maura on November 25, 2014 as compensation for his services as a director and chairman of the Company. This grant vests as follows: 20% on the first anniversary of the date of grant; 50% on the second anniversary; and 30% on the third anniversary. As of September 30, 2015, Mr. Maura held 103,251 outstanding unvested RSUs.
(13)	Represents dividends paid on RSUs held by Mr. Maura which were not factored into the grant date fair value of the RSUs.
(14)	Includes 1,160 RSUs granted to Mr. Polistina on October 1, 2014 (which vested quarterly in equal installments on October 1, 2014, January 1, 2015, April 1, 2015, and July 1, 2015) and 149 RSUs granted on April 1, 2015 (which vested in full on October 1, 2015) under the the 2011 Plan representing the equity portion of his annual director compensation, and grants of 1,160 RSUs on October 1, 2014 in lieu of the cash portion of Mr. Polistina’s annual director compensation (which vested in full on October 1, 2015). As of September 30, 2015, Mr. Polistina held 1,309 outstanding unvested RSUs.

(15)	Represents dividends paid on RSUs held by Mr. Polistina which were not factored into the grant date fair value of the RSUs.
(16)	Includes 1,160 RSUs granted to Mr. Rovit on October 1, 2014 and 149 RSUs granted on April 1, 2015 under the 2011 Plan representing the equity portion of his annual director compensation (which each vested in full on October 1, 2015), and grants of 1,160 RSUs on October 1, 2014 in lieu of the cash portion of Mr. Rovit’s annual director compensation (which vested in full on October 1, 2015). As of September 30, 2015, Mr. Rovit held 2,469 outstanding unvested RSUs.
(17)	Includes dividends paid on RSUs held by Mr. Rovit ($1,769) which were not factored into the grant date fair value of the RSUs, and reimbursements of travel expenses for board of directors meetings ($339).
(18)	Includes 1,503 RSUs granted to Mr. Steinberg on September 25, 2015 under the 2011 Plan representing a combined pro-rata equity portion of his annual director compensation and pro-rata in lieu of cash portion of Mr. Steinberg’s annual director compensation for Fiscal 2015 (which vested in full on October 1, 2015). The pro-rata calculation was based on the number of days of service as a director by Mr. Steinberg during the fiscal year, following his election to the board of directors. As of September 30, 2015, Mr. Steinberg held 1,503 outstanding unvested RSUs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of Spectrum’s issued and outstanding common stock is held by SB/RH Holdings, our direct parent and a wholly owned subsidiary of SB Holdings.

TRANSACTIONS WITH RELATED PERSONS

Review, Approval or Ratification of Transactions with Related Persons

SB Holdings’ policies and procedures for review and approval of related-person transactions appear in the Code of Ethics for the Principal Executive Officer and Senior Financial Officers and the Spectrum Brands Code of Business Conduct and Ethics, each of which is posted on our website at www.spectrumbrands.com under “Investor Relations—Corporate Governance.” Information contained on or accessible through our website is not part of, and is not incorporated by reference into, this prospectus.

All of SB Holdings’ executive officers, directors, and employees are required to disclose to SB Holdings’ General Counsel all transactions which involve any actual, potential, or suspected activity or personal interest that creates or appears to create a conflict between the interests of SB Holdings and the interests of their executive officers, directors, or employees. In cases involving executive officers, directors, or senior-level management, SB Holdings’ General Counsel will investigate the proposed transaction for potential conflicts of interest and then refer the matter to SB Holdings’ Audit Committee to make a full review and determination. In cases involving other employees, SB Holdings’ General Counsel, in conjunction with the employee’s regional supervisor and SB Holdings’ Director of Internal Audit, will review the proposed transaction. If they determine that no conflict of interest will result from engaging in the proposed transaction, then they will refer the matter to SB Holdings’ Chief Executive Officer for final approval.

SB Holdings’ Audit Committee is required to consider all questions of possible conflicts of interest involving executive officers, directors, and senior-level management and to review and approve certain transactions, including all (i) transactions in which a director, executive officer, or an immediate family member of a director or executive officer has an interest, (ii) proposed business relationships between SB Holdings and a director, executive officer, or other member of senior management, (iii) investments by an executive officer in a company that competes with SB Holdings or has an interest in a company that does business with SB Holdings, and (iv) situations where a director or executive officer proposes to be a customer of SB Holdings, be employed by, serve as a director of, or otherwise represent a customer of SB Holdings.

SB Holdings’ legal department and financial accounting department monitor transactions for an evaluation and determination of potential related person transactions that would need to be disclosed in SB Holdings’ and our periodic reports or proxy materials under generally accepted accounting principles and applicable SEC rules and regulations.

Transactions with Related Persons

Merger Agreement and Registration Rights Agreement

On June 16, 2010, the Company completed a merger with Russell Hobbs, Inc. (“Russell Hobbs”) (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2010, as subsequently amended, by and among SB Holdings, Russell Hobbs, and affiliated parties (the “Merger Agreement”). In connection with the Merger, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (together the “Harbinger Parties”) and SB Holdings entered into a stockholder agreement, dated February 9, 2010 (the “Stockholder Agreement”), which provides for certain protective provisions in favor of minority stockholders and provides certain rights and imposes certain obligations on the Harbinger Parties, including:

•	for so long as the Harbinger Parties and their affiliates beneficially own 40% or more of the outstanding voting securities of SB Holdings, the Harbinger Parties and SB Holdings will cooperate to ensure, to the greatest extent possible, the continuation of the structure of SB Holdings’ board of directors as described in the Stockholder Agreement;

•	the Harbinger Parties will not effect any transfer of equity securities of SB Holdings to any person that would result in such person and its affiliates owning 40% or more of the outstanding voting securities of SB Holdings, unless specified conditions are met; and

•	the Harbinger Parties will be granted certain access and informational rights with respect to SB Holdings and its subsidiaries.

Pursuant to a joinder to the Stockholder Agreement entered into by the Harbinger Parties and HRG, upon consummation of the previously disclosed share exchange between the Harbinger Parties and HRG on January 7, 2011 (such transaction, the “Share Exchange”), HRG became a party to the Stockholder Agreement, and is subject to all of the covenants, terms and conditions of the Stockholder Agreement to the same extent as the Harbinger Parties were bound thereunder prior to giving effect to the Share Exchange.

Certain provisions of the Stockholder Agreement terminate on the date on which the Harbinger Parties or HRG no longer constitutes a Significant Stockholder (as defined in the Stockholder Agreement). The Stockholder Agreement terminates when any person (including the Harbinger Parties or HRG) acquires 90% or more of the outstanding voting securities of SB Holdings.

Also in connection with the Merger, the Harbinger Parties and SB Holdings entered into a registration rights agreement, dated as of February 9, 2010 (the “SB Holdings Registration Rights Agreement”), pursuant to which the Harbinger Parties have, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to their shares of SB Holdings’ common stock. On September 10, 2010, the Harbinger Parties and HRG entered into a joinder to the SB Holdings Registration Rights Agreement, pursuant to which, effective upon the consummation of the Share Exchange, HRG became a party to the SB Holdings Registration Rights Agreement, entitled to the rights and subject to the obligations of a holder thereunder.

Arrangement with HRG Relating to Executives’ Tax Withholding Obligations

After the end of Fiscal 2015, HRG entered into purchase agreements with three named executive officers of SB Holdings, pursuant to which, upon the vesting of an executive’s stock awards granted by SB Holdings, HRG would agree to purchase from the executive, in a private sale, that certain number of shares of SB Holdings’ common stock corresponding to the executive’s tax withholding obligation resulting from the vesting of the award. In each case, the executive used the proceeds of the sales to satisfy the tax withholding obligations. As of the date of this prospectus, HRG has made the following purchases from SB Holdings’ executives under this arrangement: (i) 10,481 shares from Mr. Fagre on December 1, 2015 at a price per share of $95.25 (for an aggregate purchase price of $998,315); (ii) 19,324 shares from Mr. Rouvé on December 1, 2015 at a price per share of $95.25 (for an aggregate purchase price of $1,840,611); and (iii) 3,368 shares from Ms. Neu on December 1, 2015 at a price per share of $95.25 (for an aggregate purchase price of $320,802).

Director Independence

The Board of Directors of SB Holdings has affirmatively determined that none of the following directors has a material relationship with SB Holdings (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company): Norman S. Matthews, Eugene I. Davis, Kenneth C. Ambrecht, and Hugh R. Rovit. The Board of Directors of SB Holdings has adopted the definition of “independent director” set forth under Section 303A.02 of the NYSE Listed Company Manual to assist it in making determinations of independence. The Board of Directors of SB Holdings has determined that the directors referred to above currently meet these standards and qualify as independent. The Board of Directors of SB Holdings has made no determination with respect to the remaining directors.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Agreement

On June 23, 2015, we entered into the Credit Agreement by and among Spectrum Brands, SB/RH Holdings, Deutsche Bank AG New York Branch, as administrative agent, and the lenders party thereto from time to time.

General

The terms of the Credit Agreement allows Spectrum Brands and certain of its subsidiaries, subject to certain conditions, to increase the amount of the commitment thereunder by an aggregate incremental amount not to exceed at the time of incurrence the sum of (x) $900 million plus (y) all voluntary prepayments (unless funded by a contemporaneous refinancing or new long-term indebtedness) of the New Credit Facilities. Incremental amounts may be incurred in reliance on the basket in clause (x) or clause (y) plus (z) additional amounts so long as on the date of incurrence thereof (or, at our option, on the date of establishment of the commitments in respect thereof), the First Lien Leverage Ratio (as defined in the Credit Agreement) on a pro forma basis would not exceed 3.25:1.00. As of the date hereof, no such incremental amounts have been committed to by any lender.

Obligations under the Credit Agreement and, at our option, under certain interest rate protection or other hedging arrangements and certain cash management arrangements (collectively, the “Secured Obligations”) are guaranteed by SB/RH Holdings and the direct and indirect wholly-owned domestic subsidiaries of SB/RH Holdings, other than Spectrum Brands (the “Subsidiary Guarantors”), subject to certain exceptions, pursuant to the Loan Guaranty, dated as of June 23, 2015, by and among SB/RH Holdings, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (the “Loan Guaranty”). The Secured Obligations are secured by first-priority liens on substantially all of the assets of Spectrum Brands and the Subsidiary Guarantors and on the equity interests of Spectrum Brands directly held by SB/RH Holdings pursuant to the Security Agreement, dated as of June 23, 2015, by and among Spectrum Brands, SB/RH Holdings, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as collateral agent (the “Security Agreement”).

All outstanding amounts under the USD Term Loan Facility (if funded in U.S. dollars) will bear interest, at Spectrum’s option, at a rate per annum equal to (x) the LIBO rate with a 0.75% floor, adjusted for statutory reserves, plus a margin equal to 3.00% or (y) the Alternate Base Rate (as defined in the Credit Agreement), plus a margin equal to 2.00%, which margins may be reduced by 0.25% based on achieving a certain First Lien Leverage Ratio specified in the Credit Agreement. The Euro Term Loan Facility (if funded in Euros) will bear interest at a rate per annum equal to the EURIBOR Rate (as defined in the Credit Agreement) with a 0.75% per annum floor, plus a margin equal to 2.75% per annum. The CAD Term Loan Facility (if funded in Canadian dollars) will bear interest, at Spectrum’s option, at a rate per annum equal to (x) the BA Rate (as defined in the Credit Agreement) with a 0.75% floor, plus a margin equal to 3.50% or (y) the Canadian Base Rate (as defined in the Credit Agreement), plus a margin equal to 2.50%. The Term Credit Facilities will mature on the seventh anniversary of June 23, 2015.

All outstanding amounts under the Revolving Credit Facility (if funded in U.S. dollars) will bear interest, at Spectrum’s option, at a rate per annum equal to (x) the LIBO rate with a 0.75% floor, adjusted for statutory reserves, plus a margin equal to 3.00% or (y) the Alternate Base Rate (as defined in the Credit Agreement), plus a margin equal to 2.00%, which margins may be reduced by 0.25% based on achieving a certain First Lien Leverage Ratio specified in the Credit Agreement. The Revolving Credit Facility (if funded in Euros) will bear interest at a rate per annum equal to the EURIBOR Rate (as defined in the Credit Agreement) with a 0.75% per annum floor, plus a margin equal to 2.75% per annum, which margin may be reduced by 0.25% based on achieving a certain First Lien Leverage Ratio specified in the Credit Agreement. The Revolving Credit Facility (if funded in Canadian dollars) will bear interest, at Spectrum’s option, at a rate per annum equal to (x) the BA Rate (as defined in the Credit Agreement) with a 0.75% floor, plus a margin equal to 3.50% or (y) the Canadian

Base Rate (as defined in the Credit Agreement), plus a margin equal to 2.50%, which margins may be reduced by 0.25% based on achieving a certain First Lien Leverage Ratio specified in the Credit Agreement. The Revolving Credit Facility will mature on the fifth anniversary of June 23, 2015.

Subject to certain exceptions, the Credit Agreement requires mandatory prepayments, in amounts equal to (i) 50% (reduced to 25% and 0% upon the achievement of certain specified First Lien Leverage Ratio) of excess cash flow (as defined in the Credit Agreement), at the end of each fiscal year commencing with the fiscal year ending September 30, 2016, (ii) 100% of the net cash proceeds from certain asset sales by Spectrum Brands or any of its restricted subsidiaries and certain casualty and condemnation events (subject to certain exceptions and reinvestment rights) and (iii) 100% of the net cash proceeds from the issuance or incurrence after June 23, 2015 of any additional debt by Spectrum Brands or any of its restricted subsidiaries excluding debt permitted under the Credit Agreement except for permitted refinancing indebtedness.

Voluntary prepayments of borrowings under the Credit Agreement are permitted at any time, in agreed-upon minimum principal amounts. There is a prepayment fee equal to 1.00% of the principal amount of the loans under any New Term Loan Facility optionally prepaid with the proceeds of lower cost debt on or prior to the date that is six months following June 23, 2015. Prepayment made after such date will not be subject to premium or penalty (except customary LIBOR breakage costs, if applicable).

6.375% and 6.625% Senior Notes

On December 17, 2012, Spectrum Brands assumed $520,000,000 aggregate principal amount of 6.375% Senior Notes at par value, due November 15, 2020 (the “6.375% Notes”) and $570,000,000 aggregate principal amount of 6.625% Senior Notes at par value, due November 15, 2022, previously issued by Spectrum Brands Escrow Corporation. The 6.375% Notes and the 6.625% Notes are unsecured and guaranteed by Spectrum Brands’ parent company, SB/RH Holdings, as well as by existing and future domestic restricted subsidiaries.

The indenture governing the 6.375% Notes and the 6.625% Notes (the “2020/22 Indenture”) provides that Spectrum Brands may redeem all or part of the 6.375% Notes and the 6.625% Notes, upon not less than 30 or more than 60 days’ notice, at specified redemption prices. Further, the 2020/22 Indenture requires Spectrum Brands to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of Spectrum Brands, as defined in such indenture.

The 2020/22 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2020/22 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2020/22 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 6.375% Notes and the 6.625% Notes. If any other event of default under the 2020/22 Indenture occurs and is continuing, the trustee for the 2020/22 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 6.375% Notes, or the 6.625% Notes, may declare the acceleration of the amounts due under those notes.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like and corresponding aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to the form and terms of our initial notes, except that, unlike our initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not our affiliates or subject to restrictions due to being a broker-dealer, (ii) are not entitled to the registration rights applicable to the initial notes under the applicable Registration Rights Agreement and (iii) our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes. In addition, our obligation to pay interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes. You should read the description of the exchange notes in the sections in this prospectus entitled “Description of 2024 Notes” and “Description of 2025 Notes,” as applicable.

Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on the expiration date unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We expressly reserve the right to delay acceptance of any initial notes (only due to an extension of this exchange offer) in accordance with Rule 14e-1(c), extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of this exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if this exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at DTC in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)	by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(b)	for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the registered holder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to this exchange offer are being acquired in the ordinary course of business, whether or not you are the holder;

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such exchange notes and is not participating in, and does not intend to participate in, the distribution of such exchange notes;

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” (as defined in Rule 405 of the Securities Act), of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you represent that you are not engaged in, and do not intend to engage in, a distribution of exchange notes; and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes that were acquired by you as a result of market-making or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full of our obligations under the Registration Rights Agreements relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender the initial notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against such participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message, or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents, is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before 5:00 p.m., New York City time, on the expiration date, or (3) the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your initial notes in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act;

(2)	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange (the “NYSE”) trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. None of us, the exchange agent or any other person will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to this exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of this exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy, with full power of substitution and resubstitution to the full extent of your rights on the initial notes tendered. This proxy will be considered coupled with an interest in the tendered initial notes. This appointment will be effective only when, and to the extent that, we accept your notes in this exchange offer. All prior proxies on these initial notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender, and withdrawing the tender;

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time before 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer with respect to the applicable series of notes only if:

(1)	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer for such series of notes;

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of such series of exchange notes;

(3)	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the applicable indenture governing the exchange notes under the Trust Indenture Act;

(4)	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer for such series of notes; and

(5)	we obtain all the governmental approvals we deem necessary to complete this exchange offer for such series of notes.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to this exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders of such series. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;

(2)	extend the exchange offer and retain all initial notes tendered before 5:00 p.m., New York City time, on the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)	waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the offering of the initial notes and the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By Registered and Certified Mail:

U.S. Bank National Association

Attn: Corporate Trust

100 Wall Street, Suite 1600

New York, NY 10005

By Regular Mail or Overnight Courier:

U.S. Bank National Association

Attn: Corporate Trust

100 Wall Street, Suite 1600

New York, NY 10005

By Facsimile (for eligible institutions only): (651) 466-7372

For Information or Confirmation by Telephone: (800) 934-6802

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer May Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell, or otherwise transfer, the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell, or otherwise transfer, them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	because of any change in law or in applicable interpretations thereof by the SEC staff, we are not permitted to effect the exchange offer for the applicable series of notes;

(2)	(i) with respect to the 2024 notes, the exchange offer is not consummated within 440 days of December 4, 2014 and (ii) with respect to the 2025 notes, the exchange offer is not consummated within 440 days of May 20, 2015;

(3)	you so request with respect to your initial notes that are not eligible to be exchanged for exchange notes in this exchange offer; or

(4)	(i) you (so long as you are not an exchanging dealer) are not eligible to participate in this exchange offer or (ii) you (so long as you are not an exchanging dealer) participate in the exchange offer but may not resell the exchange notes without delivering a prospectus.

In these cases, the Registration Rights Agreements require us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF 2024 NOTES

In this Description of 2024 Notes, (i) “Spectrum Brands” refers only to Spectrum Brands, Inc. and any successor obligor on the Notes (as defined below), and not to any of its subsidiaries, affiliates or direct or indirect parent companies and (ii) the terms “we,” “our” and “us” refer to Spectrum Brands and the Guarantors. You can find the definitions of certain terms used in this description of notes under “—Certain Definitions.”

Spectrum Brands will issue up to $250.0 million aggregate principal amount of 6.125% Senior Notes (the “Exchange Notes”) offered hereby under the indenture dated December 4, 2014 among Spectrum Brands, the guarantors named therein and U.S. Bank National Association, as Trustee, as supplemented by the supplemental indenture dated as of February 24, 2015 and as further supplemented by the supplemental indenture dated as of June 23, 2015 (as so supplemented, the “Indenture”), in exchange for a like aggregate principal amount of 6.125% Senior Notes (the “Initial Notes” and, together with the Exchange Notes, the “Notes”). The Exchange Notes that we will issue you in exchange for your existing notes will be substantially identical to your existing notes, except that, unlike your existing notes, the Exchange Notes will have no transfer restrictions or registration rights.

The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the Indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety because it, and not this description, defines your rights as holders of the Notes. Copies of the Indenture are available at the address described under “Where You Can Find More Information.”

Basic Terms of Notes

The Notes will:

•	be general unsecured obligations of Spectrum Brands, ranking equally in right of payment with all existing and future unsecured senior Indebtedness of Spectrum Brands, including the Initial Notes and Existing Notes;

•	be guaranteed by Spectrum Brands’ direct parent, SB/RH Holdings, LLC (“Holdings”), and each of Spectrum Brands’ existing and future Domestic Subsidiaries, which guaranty in each case shall be a senior unsecured obligation of such Guarantor, ranking equally in right of payment with all existing and future senior Indebtedness of such Guarantor;

•	rank senior in right of payment to all of Spectrum Brands’ and the Guarantors’ existing and future Indebtedness that expressly provides for its subordination to the Notes and the Note Guarantees;

•	be effectively subordinated to any secured Indebtedness of Spectrum Brands, including all Indebtedness under the Term Loan Agreement and the Revolving Credit Agreement, to the extent of the value of the assets securing such Indebtedness; and

•	be structurally subordinated to all Indebtedness and other liabilities of Spectrum Brands’ subsidiaries that do not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on December 15, 2024. Spectrum Brands will pay interest on the Notes semi-annually in arrears on June 15 and December 15 of each year to holders of record on the immediately preceding June 1 and December 1. Interest on the Notes will accrue from the most recent date to which interest has been paid (including, with respect to Exchange Notes, interest paid on the Initial Notes surrendered for such Exchange Notes) or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Spectrum Brands will pay interest on overdue principal of the Notes at a rate equal to 1.0% per annum in excess of 6.125% per annum and will pay interest on overdue installments of interest at such higher rate, in each case to the extent lawful.

Additional Notes

Subject to the covenants described below, Spectrum Brands may issue additional Notes (“Additional Notes”) under the Indenture in an unlimited aggregate principal amount, having the same terms in all respects as the Notes, or in all respects except with respect to issue price and interest accrued on or prior to the issue date thereof.

To the extent required by applicable tax regulations, if Additional Notes are not fungible with other Notes for U.S. federal income tax purposes, the Additional Notes will trade under a separate CUSIP number and will be treated as a separate class for purposes of transfer and exchange. Nevertheless, the Notes offered hereby and any Additional Notes may, at our election, be treated as a single class for all purposes under the Indenture and vote together as one class on all matters with respect to the Notes.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Spectrum Brands at least ten Business Days prior to the applicable payment or redemption date, Spectrum Brands will pay all principal, interest and premium, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar unless Spectrum Brands elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee is acting as Paying Agent and Registrar. Under the Indenture, Spectrum Brands reserves the right to change the Paying Agent or Registrar without prior notice to the Holders, and Spectrum Brands or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Spectrum Brands may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Spectrum Brands is not required to transfer or exchange any Note selected for redemption. Also, Spectrum Brands is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of such Note for all purposes.

Note Guarantees

Spectrum Brands’ obligations under the Notes and the Indenture will be guaranteed, jointly and severally, on a senior unsecured basis, by Holdings and all of the Domestic Subsidiaries of Spectrum Brands. Each Note Guarantee will:

•	be a general, unsecured obligation of the Guarantor;

•	rank equally in right of payment with all existing and future unsecured senior Indebtedness of the Guarantor, including the guaranty of the Existing Notes;

•	rank senior in right of payment to all existing and any future subordinated Indebtedness of the Guarantor;

•	be effectively subordinated to any secured Indebtedness of the Guarantor, including all Indebtedness of each Guarantor under the Term Loan Agreement and the Revolving Credit Agreement, to the extent of the value of the assets securing such Indebtedness; and

•	be structurally subordinated to all Indebtedness and other liabilities of any of Spectrum Brands’ subsidiaries that do not guarantee the Notes.

The Indenture will provide that the obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. If Spectrum Brands or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must promptly become a Guarantor, execute a supplemental indenture and deliver an opinion of counsel to the Trustee.

None of Spectrum Brands’ Foreign Subsidiaries will guarantee the Notes. Spectrum Brands’ Subsidiaries that will not be guaranteeing the Notes had, as of June 28, 2015, approximately 20% of our total liabilities and generated 55% of Spectrum Brands’ revenue for the nine-month period ended June 28, 2015. See “Risk Factors—Risks Related to the Notes—The notes will be effectively subordinated to all liabilities of and claims of creditors of all of our foreign subsidiaries.” Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Spectrum Brands’ Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

Optional Redemption

At any time prior to December 15, 2019, Spectrum Brands may redeem the Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date.

At any time on or after December 15, 2019, Spectrum Brands may redeem all or a part of the Notes, from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the applicable redemption date, in cash, if redeemed during the twelve-month period beginning on December 15 in the years indicated below:

Year	Percentage
2019	103.063%
2020	102.042%
2021	101.021%
2022 and thereafter	100.000%

At any time and from time to time prior to December 15, 2017, Spectrum Brands may redeem the Notes with an amount of cash equal to the net cash proceeds received by Spectrum Brands from one or more Equity Offerings at a redemption price equal to 106.125% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes), provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering, and

(2) not less than 65% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) issued under the Indenture remains outstanding immediately thereafter.

Notice of any redemption upon any Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at Spectrum Brands’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of less than $2,000 shall be redeemed in part. Notices of redemption shall be mailed by first class mail, or delivered electronically if held by DTC, at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to the redemption date if the notice is issued in connection with the defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. The Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on the Notes or portions of them called for redemption.

Mandatory Redemption; Open Market Purchases and Other Purchases

Spectrum Brands is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

From time to time, Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates may acquire the Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration for which the Notes are being sold and may be less than the redemption price in effect and could be for cash or other consideration, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. There can be no assurance as to which, if any, of these alternatives or combinations thereof Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates may choose to pursue in the future.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require Spectrum Brands to repurchase all or any part (equal to $2,000 or a higher multiple of $1,000) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Spectrum Brands will offer a payment (such payment, a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest thereon, to the date of purchase. Within 30 days following any Change of Control, Spectrum Brands will mail, or deliver electronically if held by DTC, a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the Indenture and described in such notice. Spectrum Brands will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Spectrum Brands will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Spectrum Brands will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officer’s certificate stating the aggregate principal amount of Notes or portions thereof being purchased by Spectrum Brands.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that such new Note will be in a principal amount of $2,000 or a higher integral multiple of $1,000.

Spectrum Brands’ senior credit facilities provide that certain change of control events with respect to Spectrum Brands would constitute a default under these agreements. Any future credit agreements or other agreements to which Spectrum Brands becomes a party may contain similar provisions. Spectrum Brands’ ability to pay cash to the Noteholders following the occurrence of a Change of Control may be limited by Spectrum Brands’ then existing financial resources. Moreover, the exercise by the Noteholders of their right to require Spectrum Brands to purchase the Notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on Spectrum Brands. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the Notes. See “Risk Factors—Risks Related to the Notes—We may not be able to make the change of control offer required by the indenture.”

Spectrum Brands will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Spectrum Brands and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such notes in a Change of Control Offer and Spectrum Brands, or any third party making a Change of Control Offer in lieu of Spectrum Brands as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, Spectrum Brands or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

Notes repurchased by Spectrum Brands pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of Spectrum Brands. Notes purchased by a third party pursuant to the preceding paragraphs will have the status of Notes issued and outstanding.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control or other events, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The provisions under the Indenture relative to Spectrum Brand’s obligation to make a Change of Control Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes then outstanding.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Spectrum Brands and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require Spectrum Brands to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Spectrum Brands and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Under a Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit Spectrum Brands’ Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such directors would not constitute a “Change of Control” under the Indenture that would trigger the rights of a holder of Notes to require a repurchase of the Notes pursuant to this covenant.

Suspension of Certain Covenants

If at any time after the Issue Date that (i) the Notes are rated Investment Grade by each of S&P and Moody’s (or, if either (or both) of S&P and Moody’s have been substituted in accordance with the definition of “Rating Agencies,” by each of the then applicable Rating Agencies) and (ii) no Default has occurred and is continuing under the Indenture, Spectrum Brands and its Restricted Subsidiaries will not be subject to the covenants in the Indenture specifically listed under the following captions in this “Description of 2024 Notes” section of this prospectus (the “Suspended Covenants”):

(1) “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) “—Certain Covenants—Restricted Payments”;

(3) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(4) “—Certain Covenants—Transactions with Affiliates”;

(5) “—Certain Covenants—Asset Sales”; and

(6) clause (3) under “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

Additionally, during such time as the above referenced covenants are suspended (a “Suspension Period”), Spectrum Brands will not be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

In the event that Spectrum Brands and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the condition set forth in clause (i) of the first paragraph of this section is no longer satisfied, then Spectrum Brands and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant with respect to future events.

On each Reversion Date, all Debt incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt incurred pursuant to clause (b)(2) under “—Incurrence of Indebtedness and Issuance of Preferred Stock.” For purposes of calculating the amount available to be made as Restricted Payments under clause (3) of clause (A) of “—Restricted Payments,” calculations under such covenant shall be made as though such covenant had been in effect since the Issue Date and prior, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under the first paragraph of “Restricted Payments.” For purposes of the “Asset Sales” covenant, on the Reversion Date, the amount of unutilized Excess Proceeds will be reset to zero. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reversion Date after a Suspension Period based solely on events that occurred during the Suspension Period).

There can be no assurance that the Notes will ever achieve or maintain a rating of Investment Grade from the Rating Agencies.

Certain Covenants

Restricted Payments

(A) Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Spectrum Brands’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Spectrum Brands or any of its Restricted Subsidiaries) or to the direct or indirect holders of Spectrum Brands’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of Spectrum Brands or to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands; and (B) dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividends, payments or distributions payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not Wholly Owned, Spectrum Brands or a Restricted Subsidiary receives at least its pro rata share of such dividends, payments or distributions in accordance with its Equity Interests in such class or series of securities);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Spectrum Brands) any Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands, including Holdings;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is contractually subordinated in right of payment to the Notes or the Note Guarantees, except (a) payments of interest on or after Stated Maturity thereof, (b) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value of principal on or after the date that is one year prior to the Stated Maturity thereof or (c) payments on Indebtedness permitted to be incurred pursuant to clause (6) of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or

(4) make any Restricted Investment.

(All such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) Spectrum Brands would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Spectrum Brands and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4) (to the extent such dividends are paid to Spectrum Brands or any of its Restricted Subsidiaries) and (5), (6), (8), (9)(i), (ii) or (iv), (10), (11), (12) and (13) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Spectrum Brands for the period (taken as one accounting period) from October 1, 2014 to the end of Spectrum Brands’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds (and fair market value of marketable securities or other property) received by Spectrum Brands after the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Spectrum Brands or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Spectrum Brands that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Spectrum Brands); plus

(c) with respect to Restricted Investments made by Spectrum Brands and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Spectrum Brands or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments previously made by Spectrum Brands or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

(d) $350.0 million.

(B) So long as, in the case of clauses (7) and (8), no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or consummation of a redemption within 60 days after the date of declaration thereof or the giving of the redemption notice, as applicable, if at said date of declaration or notice such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Spectrum Brands or any Guarantor or of any Equity Interests (including Disqualified Stock) of Spectrum Brands or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the common equity of Spectrum Brands or sale (other than to a Subsidiary of Spectrum Brands) of, Equity Interests

of Spectrum Brands or any direct or indirect parent of Spectrum Brands (other than Disqualified Stock) contributed to the equity of Spectrum Brands, in each case, within 60 days of such redemption, repurchase, retirement, defeasance or other acquisition; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph (A);

(3) the defeasance, repayment, redemption, repurchase or other acquisition of subordinated Indebtedness of Spectrum Brands or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Spectrum Brands to the holders of its common Equity Interests on a pro rata basis;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of an offering of, Equity Interests (other than Disqualified Stock) of Spectrum Brands or other contributions to the common equity capital of Spectrum Brands, in each case within 60 days of the acquisition of such Investment; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph (A);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or other convertible or exchangeable securities or the vesting of restricted stock, restricted stock units or similar instruments if such Capital Stock represents fractional shares or all or a portion of the exercise price thereof or withholding taxes payable in connection with the exercise thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of (or payments to Holdings to fund any such repurchase, redemption or other acquisition of value) any Equity Interests of Holdings (or any direct or indirect parent of Holdings) or Spectrum Brands held by any employee, former employee, director or former director of Spectrum Brands (or any of its Restricted Subsidiaries) or Holdings (or any direct or indirect parent of Holdings) or any permitted transferee of any of the foregoing pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year, and any payment by Spectrum Brands to Holdings to enable Holdings (or any direct or indirect parent of Holdings) to make such payments, shall not exceed the sum of (x) $5.0 million and (y) the amount of Restricted Payments permitted but not made pursuant to this clause (7) in prior fiscal years; provided that no more than $10.0 million may be carried forward in any fiscal year; provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by Spectrum Brands or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of Spectrum Brands or any direct or indirect parent of Spectrum Brands (to the extent contributed to Spectrum Brands) to members of management, directors, employees or consultants of Spectrum Brands, its Restricted Subsidiaries or any direct or indirect parent of Spectrum Brands that occurs after the Issue Date (provided that the amount of cash proceeds utilized for any such repurchase, redemption or other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3)(b) of the preceding paragraph (A)); plus

(b) the cash proceeds of key man life insurance policies received by Spectrum Brands or any direct or indirect parent of Spectrum Brands (to the extent contributed to Spectrum Brands) or the Restricted Subsidiaries after the Issue Date;

provided that cancellation of Indebtedness owing to Spectrum Brands or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of Spectrum Brands, any Restricted Subsidiary or the direct or indirect parents of Spectrum Brands in connection with a repurchase of Equity Interests of Spectrum Brands or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(8) the payment, repurchase, redemption, defeasance or other acquisition or retirement for value of any subordinated Indebtedness required in accordance with provisions applicable thereto similar to those described under the “Asset Sales” and “Change of Control” covenants; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(9) payments made to Holdings (i) to allow Holdings (or any direct or indirect parent of Holdings) to pay administrative expenses and corporate overhead, franchise fees, public company costs (including SEC and auditing fees) and customary director fees in an aggregate amount not to exceed $5.0 million in any calendar year; (ii) to allow Holdings to pay premiums and deductibles in respect of directors and officers insurance policies and umbrella excess insurance policies obtained from third-party insurers and indemnities for the benefit of its directors, officers and employees, (iii) to allow Holdings or such other parent of Spectrum Brands to pay reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering or any unsuccessful acquisition or strategic transaction by such direct or indirect parent company of Spectrum Brands and (iv) to allow Holdings (or any direct or indirect parent of Holdings) to pay income taxes attributable to Spectrum Brands and its Subsidiaries in an amount not to exceed the amount of such taxes that would be payable by Spectrum Brands and its Subsidiaries on a stand-alone basis (if Spectrum Brands were a corporation and parent of a consolidated group including its Subsidiaries); provided that any payments pursuant to this clause (iv) in any period not otherwise deducted in calculating Consolidated Net Income shall be deducted in calculating Consolidated Net Income for such period (and shall be deemed to be a provision for taxes for purposes of calculating Consolidated Cash Flow for such period);

(10) Restricted Payments not otherwise permitted hereby in an aggregate amount not to exceed the greater of 17.5% of Consolidated Cash Flow and $120.0 million;

(11) (A) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Spectrum Brands or any Restricted Subsidiary or preferred stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges and payment of any redemption price or liquidation value of any such Disqualified Stock or preferred stock when due at final maturity in accordance with its terms and (B) the declaration and payment of dividends to a direct or indirect parent company of Spectrum Brands, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of preferred stock (other than Disqualified Stock) of such parent company issued after the Issue Date; provided that (i) the aggregate amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to Spectrum Brands from the sale of such preferred stock and (ii) the amount of cash used to make any payments pursuant to this clause (B) shall be excluded from calculations pursuant to clause (3) of the first paragraph above and shall not be used for the purpose of any other Restricted Payment;

(12) any Restricted Payments used to fund the Transactions and the fees and expenses related thereto, including those owed to Affiliates;

(13) any “deemed dividend” resulting under the tax laws from, or in connection with, the filing of a consolidated or combined tax return by Holdings or any direct or indirect parent of Spectrum Brands (and not involving any cash distribution from Spectrum Brands or any Restricted Subsidiary except as permitted by clause (9)(iv) above); and

(14) the payment of dividends to Holdings to fund a payment of dividends on Holdings’ common stock (or the common stock of any direct or indirect parent of Holdings) of up to 6% per annum of the net cash proceeds received by or contributed to Spectrum Brands as a contribution to equity in or from any public offering of common stock of Holdings (or the common stock of any direct or indirect parent of Holdings) other than public offerings registered on Form S-4 or Form S-8 (or their successor or equivalent forms).

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Spectrum Brands or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities in excess of $10.0 million that are required to be valued by this covenant shall be determined by the Board of Directors.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Spectrum Brands will be entitled to divide, classify or re-classify (based on circumstances existing on the date of such reclassification) such restricted payment or portion thereof in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

(a) Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt), and Spectrum Brands will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that Spectrum Brands or any Restricted Subsidiaries may incur Indebtedness, if the Fixed Charge Coverage Ratio for Spectrum Brands’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period; provided, further, that any Restricted Subsidiary that is not a Guarantor may not incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock in a principal amount (or accreted value, as applicable) that, when aggregated with the principal amount (or accreted value, as applicable) of all Indebtedness then outstanding and incurred by such non-Guarantor Restricted Subsidiaries under this clause (a), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness, exceeds the greater of $300 million and 50% of the Consolidated Cash Flows of Spectrum Brands for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred and after giving pro forma effect thereto (including a pro forma application of the net proceeds therefrom) as if such indebtedness had been incurred at the beginning of such four fiscal quarters.

(b) Paragraph (a) of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Spectrum Brands or any Restricted Subsidiaries of Indebtedness (including Indebtedness under the Revolving Credit Agreement and the Term Loan Agreement) under Credit Facilities (and the incurrence of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Spectrum Brands and its Restricted Subsidiaries thereunder) not to exceed the sum of (A) the greater of $700 million and the Borrowing Base; and (B) the greater of (x) $2,300 million and (y) an amount such that, on a pro forma basis after giving effect to the incurrence of such Indebtedness (and application of the net proceeds therefrom), the Secured Leverage Ratio would be no greater than 3.25 to 1.0 (provided that all Indebtedness incurred under clause (B)(y), whether or not secured, shall be included when calculating the Secured Leverage Ratio for purposes of this clause (B)(y)); less the aggregate amount of all Net Proceeds of Asset Sales applied by Spectrum Brands or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to the covenant “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence of Existing Indebtedness;

(3) the incurrence by Spectrum Brands and the Guarantors of Indebtedness represented by the Notes offered hereby (including Exchange Notes but excluding any Additional Notes) and the related Note Guarantees;

(4) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of Indebtedness (including Capital Lease Obligations, mortgage financings or purchase money obligations), incurred for the purpose of financing or reimbursing all or any part of the purchase price or cost of the acquisition, development, construction, purchase, lease, repair, addition or improvement of property (real or personal), plant, equipment or other fixed or capital assets that are used or useful in the Permitted Business, whether through the direct purchase of assets or the purchase of Equity Interests of any Person owning such assets (in each case, incurred within 365 days of such acquisition, development, construction, purchase, lease, repair, addition or improvement), in a principal amount that, when aggregated with the principal amount of all Indebtedness then outstanding under this clause (4), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness incurred under this clause (4), does not exceed the greater of (a) $200.0 million and (b) 30% of Consolidated Cash Flow of Spectrum Brands for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(5) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (8), (10), (11) or (16) of this paragraph;

(6) the incurrence by Spectrum Brands or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Spectrum Brands or any of its Restricted Subsidiaries; provided, however, that:

(a) if Spectrum Brands or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Spectrum Brands, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Spectrum Brands or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Spectrum Brands or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Spectrum Brands or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by Spectrum Brands or any Restricted Subsidiary of Indebtedness of Spectrum Brands or a Restricted Subsidiary of Spectrum Brands that was permitted to be incurred by another provision of this covenant;

(8) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of other Indebtedness in a principal amount (or accreted amount as applicable) that, when aggregated with the principal amount of all Indebtedness then outstanding under this clause (8), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness incurred under this clause (8), does not exceed the greater of (a) $250.0 million and (b) 35% of Consolidated Cash Flow of Spectrum Brands for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(9) the incurrence of Indebtedness by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of incurrence;

(10) Acquired Debt; provided that after giving effect to the incurrence thereof, Spectrum Brands either (x) could incur $1.00 of indebtedness under paragraph (a) above or (y) would have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio of Spectrum Brands for the four-quarter period immediately prior to such transaction;

(11) the incurrence of Indebtedness by Foreign Subsidiaries; provided that the principal amount (or accreted value, as applicable) incurred under this clause (11), when aggregated with the principal amount (or accreted value, as applicable) of all other Indebtedness then outstanding and incurred under this clause (11), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), does not exceed $500.0 million, and Guarantees thereof by any Foreign Subsidiary;

(12) (A) Indebtedness in respect of bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations or health, disability or other benefits to employees or former employees or their families, and Indebtedness incurred in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, in each case incurred in the ordinary course of business, including guarantees or obligations of Spectrum Brands or any Restricted Subsidiary with respect to letters of credit supporting such obligations (in each case other than for an obligation for money borrowed); and (B) Indebtedness consisting of the financing of insurance premiums, in the ordinary course of business;

(13) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(14) Indebtedness of Spectrum Brands or any Restricted Subsidiary incurred in the ordinary course of business under guarantees of Indebtedness of suppliers, licensees, franchisees or customers in an aggregate amount not to exceed $10.0 million at any time outstanding;

(15) the incurrence by Spectrum Brands or any of its Restricted Subsidiaries of Indebtedness solely in respect of premium financing or similar deferred payment obligations with respect to insurance policies purchased in the ordinary course of business;

(16) Contribution Indebtedness; and

(17) Indebtedness incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of Spectrum Brands or any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness incurred under this clause (17), when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (17) does not exceed the greater of $75.0 million and 10.0% of Consolidated Cash Flow.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to paragraph (a) of this covenant, Spectrum Brands will be permitted to divide, classify or reclassify at the time of its incurrence such item of Indebtedness in any manner that complies with this covenant. In addition, any Indebtedness originally classified as incurred pursuant to paragraph (a) or clauses (1) through (17) above may later be reclassified by Spectrum Brands such that it will be deemed as having been incurred pursuant to another of such clauses or paragraph (a) above to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or paragraph (a) at the time of such reclassification (based on circumstances existing at the time of such reclassification). If any Contribution Debt is designated as incurred under any provision other than clause (16) under paragraph (b), the related issuance of Equity Interests may be included in any calculation under paragraph (A)(3)(b) of “Restricted Payments.”

Subject to the foregoing, any Indebtedness incurred pursuant to clause (1) above shall be deemed for purposes of this covenant to have been incurred on the date such Indebtedness was first incurred until such Indebtedness is actually repaid, other than pursuant to “cash sweep” provisions or any similar provisions under any Credit Facility that provides that such Indebtedness is deemed to be repaid daily (or otherwise periodically).

The amount of Indebtedness incurred in any foreign currency for purposes of the Indenture shall be converted into U.S. dollars at the time of first incurrence, in the case of term debt, or first committed or first incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt, and the amount of such Indebtedness outstanding will not be deemed to change as a result of fluctuations in currency exchange rates after such date of incurrence. However, if the Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced.

Spectrum Brands shall not incur any Indebtedness that is subordinated or junior in right of payment to any Indebtedness of Spectrum Brands unless it is subordinated in right of payment to the Notes at least to the same extent. No Guarantor shall incur any Indebtedness that is subordinated or junior in right of payment to the Indebtedness of such Guarantor unless it is subordinated in right of payment to such Guarantor’s Note Guarantee at least to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated or junior in right of payment to any other Indebtedness of Spectrum Brands or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, without effectively providing that the Notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the Notes or any Note Guarantee, prior to) the obligations so secured for so long as such obligations are so secured.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in clauses (1) through (27) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in clauses (1) through (27) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, Spectrum Brands shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being incurred or existing pursuant to only one of such clauses or pursuant to the first paragraph hereof.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in subclause (x) of the second paragraph of the definition of “Indebtedness.”

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Spectrum Brands or any of its Restricted Subsidiaries or pay any liabilities owed to Spectrum Brands or any of its Restricted Subsidiaries;

(2) make loans or advances to Spectrum Brands or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Spectrum Brands or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of or with respect to:

(1) the Revolving Credit Agreement, the Term Loan Agreement, Existing Indebtedness or any other agreements as in effect on the Issue Date;

(2) applicable law, rule, regulation or order;

(3) any Person or the property or assets of a Person acquired by Spectrum Brands or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(4) in the case of clause (3) of the first paragraph of this covenant:

(a) provisions that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(b) restrictions existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Spectrum Brands or any Restricted Subsidiary not otherwise prohibited by the Indenture; or

(c) restrictions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Spectrum Brands or any Restricted Subsidiary in any manner material to Spectrum Brands or any Restricted Subsidiary;

(5) customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other agreements;

(6) any agreement for the sale or other disposition of all or substantially all of the capital stock of, or property and assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) Indebtedness of a Foreign Subsidiary permitted to be incurred under the Indenture; provided that (a) such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred and (b) such encumbrances or restrictions will not materially (in good faith by the Board of Directors of Spectrum Brands) impair Spectrum Brands’ ability to make principal and interest payments on the Notes, as determined;

(8) the Indenture, the Notes, the Exchange Notes, any Additional Notes or the Guarantees;

(9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) other Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries permitted to be incurred after the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions will not materially (in the good faith judgment of the Board of Directors of Spectrum Brands) impair Spectrum Brands’ ability to make principal and interest payments on the Notes;

(11) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which Spectrum Brands or any of its Restricted Subsidiaries is a party and entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of Spectrum Brands or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of Spectrum Brands or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(12) any instrument governing any Indebtedness or Capital Stock of a Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person who became a Restricted Subsidiary, or the property or assets of the Person who became a Restricted Subsidiary and was not entered into in contemplation of the designation of such Subsidiary as a Restricted Subsidiary; provided that, in the case of Indebtedness, the incurrence of such Indebtedness as a result of such Person becoming a Restricted Subsidiary was permitted by the terms of the Indenture;

(13) purchase money obligations for property acquired and Capital Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (3) of the first paragraph of this covenant on the property so acquired; and

(14) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph of this covenant imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Spectrum Brands’ Board of Directors, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands to other Indebtedness incurred by Spectrum Brands or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

Spectrum Brands will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Spectrum Brands is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Spectrum Brands and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1) either: (a) Spectrum Brands is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Spectrum Brands) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of Spectrum Brands under the Notes, the Indenture, and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists; and

(3) immediately after giving effect to such transaction on a pro forma basis, Spectrum Brands or the Person formed by or surviving any such consolidation or merger (if other than Spectrum Brands), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be (i) permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio of Spectrum Brands for the four-quarter period immediately prior to such transaction.

In addition, neither Spectrum Brands nor any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clauses (2) and (3) above of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any merger, consolidation or sale, assignment, transfer, lease, conveyance or other disposition of assets between or among Spectrum Brands and any of its Restricted Subsidiaries.

Transactions with Affiliates

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving payments of consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Spectrum Brands or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by Spectrum Brands or such Restricted Subsidiary with a Person that is not an Affiliate of Spectrum Brands as determined in good faith by a majority of the disinterested members of the Board of Directors; and

(2) Spectrum Brands delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, a resolution of the Board of Directors set forth in an officer’s certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) of this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among Spectrum Brands and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees and compensation to, and reasonable and customary indemnification arrangements and similar payments on behalf of, directors of Spectrum Brands;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments,” or any Permitted Investments;

(4) any sale of Capital Stock (other than Disqualified Stock) of Spectrum Brands;

(5) loans and advances to officers and employees of Spectrum Brands or any of its Restricted Subsidiaries or Holdings (or any direct or indirect parent of Holdings) for bona fide business purposes in the ordinary course of business consistent with past practice;

(6) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by Spectrum Brands or any of its Restricted Subsidiaries with officers and employees of Spectrum Brands or any of its Restricted Subsidiaries or Holdings (or any direct or indirect parent of Holdings) and the payment of compensation to officers and employees of Spectrum Brands or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

(7) any agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or any replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to Spectrum Brands and its Restricted Subsidiaries than the original agreement as in effect on the Issue Date, as determined in good faith by Spectrum Brands’ Board of Directors, and any transactions contemplated by any of the foregoing agreements or arrangements;

(8) transactions with customers, clients, suppliers, joint ventures, joint venture partners, Unrestricted Subsidiaries or purchasers or sellers of goods and services, in each case in the ordinary course of business and on terms no less favorable than that available from non-affiliates (as determined by Spectrum Brands) and otherwise not prohibited by the Indenture;

(9) any transaction with an Affiliate (i) where the only consideration paid by Spectrum Brands or any Restricted Subsidiary is Qualified Equity Interests or (ii) consisting of the provision of customary registration rights;

(10) the payment of all Transaction Expenses by Spectrum Brands and its Restricted Subsidiaries;

(11) any merger, consolidation or reorganization of Spectrum Brands (otherwise permitted by the Indenture) with an Affiliate of Spectrum Brands solely for the purpose of (a) reorganizing to facilitate an initial public offering of securities of Spectrum Brands or a direct or indirect parent of Spectrum Brands, (b) forming or collapsing a holding company structure or (c) reincorporating Spectrum Brands in a new jurisdiction;

(12) transactions between Spectrum Brands or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of Spectrum Brands or any direct or indirect parent of Spectrum Brands; provided that such director abstains from voting as a director of Spectrum Brands or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(13) the entering into of any tax sharing agreement or arrangement or any other transactions undertaken in good faith that is consistent with paragraph (b)(9)(iv) of the “—Restricted Payments” covenant; and

(14) transactions in which Spectrum Brands or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an independent accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to Spectrum Brands or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph.

Asset Sales

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Spectrum Brands (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefore received by Spectrum Brands or such Restricted Subsidiary is in the form of Cash Equivalents or Replacement Assets. For purposes of this clause, each of the following shall be deemed to be Cash Equivalents:

(a) any liabilities (as shown on Spectrum Brands’ or such Restricted Subsidiary’s most recent balance sheet) of Spectrum Brands or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to Spectrum Brands or any Affiliate of Spectrum Brands) that are assumed by the transferee of any such assets and with respect to which Spectrum Brands and its Restricted Subsidiaries are unconditionally released from further liability in writing or that are otherwise cancelled or terminated in connection with the transaction with such transferee;

(b) any securities, notes or other obligations or assets received by Spectrum Brands or any such Restricted Subsidiary from such transferee that are converted by Spectrum Brands or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 180 days of the applicable Asset Sale; and

(c) any Designated Non-cash Consideration received by Spectrum Brands or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $10.0 million or 1.5% of Consolidated Cash Flow at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

If at any time any non-cash consideration received by Spectrum Brands or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Spectrum Brands may apply such Net Proceeds at its option:

(1) to repay secured Indebtedness or Indebtedness of a non-Guarantor Restricted Subsidiary owed to a Person that is not an Affiliate of Spectrum Brands and, except in the case of Indebtedness under the Revolving Credit Agreement, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to prepay, repay or repurchase any Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries which is not expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Spectrum Brands, or the Note Guarantee, in the case of a Guarantor; or

(3) to purchase Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; provided that, if during the 365 day period following the consummation of an Asset Sale, Spectrum Brands or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply the Net Proceeds in accordance with the requirements of this clause (3) after such 365 day period, such 365 day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) or, if earlier, the date of termination of such agreement; provided, further, that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, then such Net Proceeds shall constitute Excess Proceeds unless Spectrum Brands or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that Spectrum Brands or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or are not applied within 180 days of such Second Commitment, then such Net Proceeds shall constitute Excess Proceeds.

Following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, Cash Equivalents (whether or not actual Net Proceeds of such Asset Sale) used for the purposes described in clause (3) that are designated as used in accordance with clause (3), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Proceeds applied in accordance with clause (3).

Pending the final application of any such Net Proceeds, Spectrum Brands may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in clause (1), (2) or (3) of the second preceding paragraph will constitute “Excess Proceeds.” Within 30 days after the aggregate amount of Excess Proceeds exceeds $50.0 million, Spectrum Brands will make an Asset Sale Offer to all Noteholders and all holders of other Indebtedness that is pari passu with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of the Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. Spectrum Brands and its Restricted Subsidiaries may make an Asset Sale Offer under this section using Net Proceeds prior to the time any such Net Proceeds become Excess Proceeds, in which case such Net Proceeds shall be deemed to have been applied within the time frame required by this covenant. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Spectrum Brands may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of the Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness shall be purchased on a pro rata basis based on the principal amount of the Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Spectrum Brands will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Spectrum Brands will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by Spectrum Brands or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by Spectrum Brands or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) the aggregate fair market value of all outstanding Investments owned by Spectrum Brands and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by Spectrum Brands or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3) such Subsidiary does not own any Equity Interests of, or hold any Liens on any Property of, Spectrum Brands or any Restricted Subsidiary;

(4) the Subsidiary being so designated:

(a) is not party to any agreement, contract, arrangement or understanding with Spectrum Brands or any Restricted Subsidiary of Spectrum Brands that would not be permitted under “Transactions with Affiliates” and;

(b) except as permitted under clauses (1) and (2) above is a Person with respect to which neither Spectrum Brands nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

(5) no Default or Event of Default would be in existence following such designation.

If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Spectrum Brands as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred as of such date under the Indenture, Spectrum Brands shall be in default under the Indenture.

The Board of Directors of Spectrum Brands may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Spectrum Brands of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Certain Covenants—Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Guarantees

If Spectrum Brands or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must promptly become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the Trustee.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Spectrum Brands or another Guarantor unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) except in the case of Holdings, such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

The Note Guarantee of a Guarantor (other than Holdings) will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Spectrum Brands or a Restricted Subsidiary, if the sale of all such Capital Stock of that Guarantor does not violate the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) if Spectrum Brands designates such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture;

(3) upon legal or covenant defeasance of the Notes or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge” or;

(4) upon a sale of Capital Stock which causes such Guarantor to cease to be a Subsidiary if such sale does not violate any of the provisions of the Indenture; provided that such Guarantor is concurrently released from any other Guarantees of Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries at such time.

Reports

So long as any Notes are outstanding, Spectrum Brands will file with the U.S. Securities and Exchange Commission (“Commission”) and furnish to the Trustee and, upon request, to the Holders:

(1) within 90 days after the end of each fiscal year, an annual report on Form 10-K;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, a quarterly report on Form 10-Q; and

(3) promptly from time to time after the occurrence of an event required to be therein reported pursuant to Form 8-K, a current report on Form 8-K.

If Spectrum Brands is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Spectrum Brands will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. If the Commission will not accept Spectrum Brands’ filings for any reason, Spectrum Brands will furnish the reports referred to in the preceding paragraphs to the Trustee within the time periods that would apply if Spectrum Brands were required to file those reports with the Commission. Spectrum Brands will not take any action for the purpose of causing the Commission not to accept any such filings. Any information filed with, or furnished to, the Commission via EDGAR shall be deemed to have been made available to the Trustee and the registered holders of the Notes.

Notwithstanding the foregoing, (A) if Holdings or any other direct or indirect parent of Spectrum Brands fully and unconditionally guarantees the Notes, the filing of such reports by such parent within the time periods specified above will satisfy such obligations of Spectrum Brands; provided that such reports shall include the information required by Rule 3-10 of Regulation S-X with respect to Spectrum Brands and the Guarantors and (B) if neither Spectrum Brands nor Holdings is subject to Section 13 or 15(d) of the Exchange Act, the financial statements, information and other documents required to be provided as described above, may be those of (i) Spectrum Brands or (ii) any direct or indirect parent of Spectrum Brands, so long as in the case of (ii) such direct or indirect parent of Spectrum Brands shall not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management of Spectrum Brands; provided that, if the financial information so furnished relates to such direct or indirect parent of Spectrum Brands, the same is accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Spectrum Brands and its Restricted Subsidiaries on a standalone basis, on the other hand.

Spectrum Brands shall distribute such information and such reports to the Trustee, and make them available, upon request, to any Holder and to any such prospective investor or securities analyst. To the extent not satisfied by the foregoing, Spectrum Brands shall also make publicly available the information required to be available pursuant to Rule 144A(d)(4) under the Securities Act.

Activities of Holdings

Holdings shall not engage in any material activities or hold any material assets other than holding the Capital Stock of Spectrum Brands and those activities incidental thereto and will not incur any material liabilities other than liabilities relating to its Guarantee of the Notes, its Guarantee of any other Indebtedness of Spectrum Brands or any of its Subsidiaries and any other obligations or liabilities incidental to its activities as a holding company.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3) failure by Spectrum Brands or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets” or the provisions described in the second paragraph under the caption “—Certain Covenants—Guarantees”;

(4) failure by Spectrum Brands or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Spectrum Brands or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Spectrum Brands or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment of principal at the final maturity of such Indebtedness (a “Payment Default”);

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(6) failure by Spectrum Brands or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a carrier that has acknowledged coverage in writing and has the ability to perform) aggregating in excess of $75.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any authorized Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to Spectrum Brands, any Significant Subsidiary of Spectrum Brands (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Spectrum Brands, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to Spectrum Brands specifying the Event of Default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders.

A Holder may not institute any proceeding, judicial or otherwise, with respect to the Indenture or the Notes, or form the appointment of a recipient or a trustee, or pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Spectrum Brands is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Spectrum Brands is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or controlling person of Spectrum Brands or any Guarantor, as such, shall have any liability for any obligations of Spectrum Brands or the Guarantors under the Notes, the Indenture, the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Spectrum Brands) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Spectrum Brands or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts, as determined by Spectrum Brands, as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (other than from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which Spectrum Brands or any Guarantor is a party or by which Spectrum Brands or any Guarantor is bound;

(3) Spectrum Brands or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Spectrum Brands has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In the case of satisfaction and discharge, upon any redemption that requires the payment of the Applicable Premium, the amount deposited with the trustee shall be sufficient for purposes of clause (1) above and the Indenture to the extent that an amount is deposited with the trustee equal to the Applicable Premium calculated as of the date of such deposit, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an officer’s certificate delivered to the trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption.

In addition, Spectrum Brands must deliver an officer’s certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Legal Defeasance and Covenant Defeasance

Spectrum Brands may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2) Spectrum Brands’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Spectrum Brands’ and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Spectrum Brands may, at its option and at any time, elect to have the obligations of Spectrum Brands and the Guarantors released with respect to most covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute Events of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Spectrum Brands must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (or, if two or more nationally recognized firms of independent public accountants decline to issue such opinion as a matter of policy, in the opinion of Spectrum Brands’ chief financial officer) to pay the principal of, or interest and premium, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Spectrum Brands must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Spectrum Brands shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Spectrum Brands has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Spectrum Brands shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit other than a Default resulting from the borrowing of funds to be applied to such deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Spectrum Brands or any of its Subsidiaries is a party or by which Spectrum Brands or any of its Subsidiaries is bound;

(6) Spectrum Brands must deliver to the Trustee an officer’s certificate stating that the deposit was not made by Spectrum Brands with the intent of preferring the Holders of Notes over the other creditors of Spectrum Brands with the intent of defeating, hindering, delaying or defrauding creditors of Spectrum Brands or others;

(7) if the Notes are to be redeemed prior to their stated maturity, Spectrum Brands must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(8) Spectrum Brands must deliver to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

In the case of defeasance, upon any redemption that requires the payment of the Applicable Premium, the amount deposited with the trustee shall be sufficient for purposes of clause (1) above and the Indenture to the extent that an amount is deposited with the trustee equal to the Applicable Premium calculated as of the date of such deposit, with the Applicable Premium Deficit only required to be deposited with the trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an officer’s certificate delivered to the trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption.

In the case of legal or covenant defeasance, all Guarantees and Liens will be released.

Amendment, Supplement and Waiver

Except as provided in the next succeeding paragraphs, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than the notice period with respect to the redemption of the Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) amend, change or modify the obligation of Spectrum Brands to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant after the obligation to make such Asset Sale Offer has arisen, or the obligation of Spectrum Brands to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders—Change of Control” covenant after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) except as otherwise permitted under the “Merger, Consolidation and Sale of Assets” covenant, consent to the assignment or transfer by Spectrum Brands of any of its rights or obligations under the Indenture; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of the Notes, Spectrum Brands, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes or the Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition or in place of certificated Notes;

(3) to provide for the assumption of Spectrum Brands’ or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Spectrum Brands’ or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provision described under “Certain Covenants—Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee;

(8) to provide for the issuance of Additional Notes in accordance with the Indenture; or

(9) to conform any provision to this “Description of 2024 Notes.”

Concerning the Trustee

If the Trustee becomes a creditor of Spectrum Brands or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to have been incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by”

and “under common control with” shall have correlative meanings; provided further that Paula Grundstücksverwaltungsgesellschaft mbH & Co. Vermietungs-KG, Mannheim shall not be deemed an Affiliate of Spectrum Brands or any of its Restricted Subsidiaries solely by virtue of the beneficial ownership by Spectrum Brands or its Restricted Subsidiaries of up to 20% of the Voting Stock of such entity.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of

(i) 1.0% of the principal amount of such Note; or

(ii) the excess of:

(a) the present value at such redemption date of (i) the redemption price of such Note at December 15, 2019 (such redemption price being set forth in the table appearing above under “—Optional Redemption”), plus (ii) all required interest payments due on such Note through December 15, 2019 excluding accrued but unpaid interest to the applicable redemption date, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any property or assets of Spectrum Brands or any Restricted Subsidiary; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Spectrum Brands and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under “—Repurchase at the Option of Holders—Asset Sale”; and

(2) the issuance of Equity Interests (other than directors’ qualifying shares) by any of Spectrum Brands’ Restricted Subsidiaries or the sale by Spectrum Brands or any Restricted Subsidiary of Equity Interests (other than directors’ qualifying shares) in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $50.0 million;

(2) a transfer of assets between or among Spectrum Brands and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Spectrum Brands or to another Restricted Subsidiary;

(4) the sale, lease, assignment or other disposition of equipment, inventory, accounts receivable or other assets in the ordinary course of business or consistent with past business practice and any other non-recourse factoring of accounts receivable pursuant to a factoring program sponsored by a retailer of national standing in partnership with a financial institution or otherwise entered into by Spectrum Brands or any of its subsidiaries with a financial institution;

(5) the sale or other disposition of Cash Equivalents;

(6) a Permitted Investment or Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(7) any sale or disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable or no longer used or required for use in the ordinary course of the business of Spectrum Brands or its Restricted Subsidiaries;

(8) the licensing of intellectual property in the ordinary course of business;

(9) any sale or other disposition deemed to occur with creating or granting a Lien not otherwise prohibited by the Indenture;

(10) any surrender or waiver of contract rights pursuant to a settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(11) foreclosure or any similar action with respect to any property or other asset of Spectrum Brands or any of its Restricted Subsidiaries, which foreclosure or other similar action does not otherwise constitute a Default;

(12) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; and

(13) the unwinding of any Hedging Obligation.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(2) with respect to a limited liability company, any managing member thereof or, if managed by managers, the board of managers thereof, or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(3) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means the sum of (A) 80% of the net book value of accounts receivable of Spectrum Brands and its Restricted Subsidiaries and (B) 60% of the net book value of inventory of Spectrum Brands and its Restricted Subsidiaries (with accounts receivable and inventory calculated on the basis that all Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company and its Restricted Subsidiaries prior to or substantially contemporaneous with the date of any calculation shall be included or excluded, as the case may be, on a pro forma basis with such calculations made in good faith by a responsible financial or accounting officer of the Company).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (a) United States dollars, Euros, British Pounds Sterling or any other currencies received in the ordinary course of business; (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition; (c) time deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any bank or trust company organized or licensed under the laws of the United States or any state thereof or the District of Columbia whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having at least a “P-1” rating from Moody’s or “A-1” from S&P and in each case maturing within nine months after the date of acquisition; (f) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having the highest ratings obtainable from Moody’s or S&P and maturing within six months from the date of acquisition thereof; (g) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition; and (h) in the case of a Foreign Subsidiary, substantially similar investments, of comparable credit quality, denominated in local currency held by such Foreign Subsidiary from time to time in the ordinary course of business.

“Cash Management Obligations” means, with respect to any Person, all obligations, whether now owing or hereafter arising, of such Person in respect of overdrafts and related liabilities or arising from (i) services in connection with operating, collections, payroll, trust or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, lockbox or stop payment services; (ii) commercial credit card and merchant card services; and (iii) other banking products or services (other than letters of credit and leases).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Spectrum Brands and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of Spectrum Brands;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of Spectrum Brands or Holdings other than a Permitted Holder;

(4) the first day on which a majority of the members of the Board of Directors of Spectrum Brands or Holdings are not Continuing Directors; or

(5) Holdings ceases to directly own all Capital Stock of Spectrum Brands.

For purposes of this definition, (i) any direct or indirect holding company of Spectrum Brands (including Holdings) shall not itself be considered a Person for purposes of clauses (3) or (5) above or a “person” or “group” for purposes of clauses (3) or (5) above, provided that no “person” or “group” (other than the Permitted Holders or another such holding company) Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such company, and a majority of the Voting Stock of such holding company immediately following it becoming the holding company of Spectrum Brands is Beneficially Owned by the Persons who Beneficially Owned the voting power of the Voting Stock of Spectrum Brands immediately prior to it becoming such holding company and (ii) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement. In addition, any foreclosure (but not any sale thereof to a third party) with respect to Equity Interests of Spectrum Brands by the trustee or the holders of HRG Group, Inc.’s (f/k/a Harbinger Group Inc.) outstanding secured notes shall not be deemed a Change of Control.

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(a) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(b) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(c) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(d) (i) unusual or non-recurring charges, (ii) relocation costs and integration costs or reserves (including such items related to proposed and completed acquisitions and Asset Sales and to closure/consolidation of facilities), (iii) Transaction Expenses and (iv) severance costs, including such costs related to proposed and completed Permitted Investments and Asset Sales and to closure/consolidation of facilities, in each case incurred by Spectrum Brands, Inc. and its Restricted Subsidiaries; plus

(e) the amount of cost savings, operational expense improvements and synergies projected by such person in good faith to be realized as a result of actions taken during such period or to be taken in connection with a transaction that is being given pro forma effect (calculated on a pro forma basis as though such cost savings, operational expense improvements and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings, operational expense improvements and synergies are reasonably identifiable and factually supportable and (y) such cost savings, operational expense improvements and synergies are expected in good faith to be realized within 12 months of the end of such period; minus

(f) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary (other than a Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) notwithstanding clause (1) above, the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6) (a) unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP shall be excluded (until realized, at which time such gains or losses shall be included); and (b) unrealized gains and losses with respect to Hedging Obligations shall be excluded (until realized, at which time such gains or losses shall be included);

(7) any non-cash charge or expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(8) (a)(i) the non-cash portion of “straight-line” rent expense less (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be excluded and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded (until realized, at which time such gains or losses shall be included);

(9) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) approved by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), (i) expenses with respect to liability or casualty events or business interruption shall be excluded and (ii) amounts received, or estimated in good faith to be received, from insurance in respect of lost earnings in respect of liability or causality events or business interruption shall be included (with a deduction for (x) amounts actually received up to such estimated amount to the extent included in Net Income in a future period and (y) for estimated amounts in excess of amounts actually received in a future period);

(10) any charges resulting from the application of FASB ASC 350, Intangibles—Goodwill and Other, Accounting Standards Codification Topic 360-10-35-15, Impairment or Disposal of Long-Lived Assets,

Accounting Standards Codification Topic 480-10-25-4, Distinguishing Liabilities from Equity—Overall Recognition, or Accounting Standards Codification Topic 820 Fair Value Measurements and Disclosures, the amortization of intangibles arising pursuant to FASB ASC 805, Business Combinations, non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 Debt—Debt with Conversion Options—Recognition, and any non-cash income tax expense that results from the inability to include deferred tax liabilities related to indefinite-lived intangible assets as future reversals of temporary differences under FASB ASC 740-10-30-18, shall be excluded; and

(11) restructuring and related charges and acquisition and related integration charges, including but not limited to, restructuring charges related to the Transactions, shall be excluded.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate principal amount of all outstanding Indebtedness of Spectrum Brands and its Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of bankers’ acceptances, Obligations in respect of Capital Lease Obligations, debt obligations evidenced by promissory notes and similar instruments and Indebtedness for borrowed money, plus (2) the aggregate amount of all outstanding Disqualified Stock of Spectrum Brands and its Restricted Subsidiaries, with the amount of such Disqualified Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Spectrum Brands or Holdings who:

(1) was a member of such Board of Directors on the Issue Date or

(2) was nominated for election or elected to such Board of Directors with the approval of the Permitted Holders or a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contribution Debt” means Indebtedness or Disqualified Stock of Spectrum Brands or any Guarantor in an aggregate principal amount or liquidation preference not greater than twice the aggregate amount of cash received from the issuance and sale of Qualified Equity Interests of Spectrum Brands after the Issue Date; provided that:

(1) such cash has not been used to make a Restricted Payment and shall thereafter be excluded from any calculation under paragraph (A)(3)(b) under “Limitation on Restricted Payments” or used to make any Restricted Payment pursuant to paragraph (B) of such covenant (it being understood that if any such Indebtedness or Disqualified Stock incurred as Contribution Debt is redesignated as incurred under any provision other than paragraph (b)(16) of the “Limitation on Debt” covenant, the related issuance of Equity Interests may be included in any calculation under paragraph (A)(3)(b) in the “Limitation on Restricted Payments” covenant); and

(2) such Contribution Debt (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Debt pursuant to an officer’s certificate on the incurrence date thereof.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Revolving Credit Agreement and the Term Loan Agreement), or commercial paper facilities with banks or other institutional lenders or investors or indentures or other agreements providing for revolving credit loans, term loans, debt securities (including related exchange notes and guarantees thereof), receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or other long-term indebtedness and, in each case, as such agreements may be amended, amended and restated, supplemented, in any manner whatsoever modified, refinanced, extended, substituted, replaced, renewed, or otherwise restructured or refunded, in whole or in part, in one or more instances, from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes)), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior debt facility or (2) occurs on one or more separate occasions.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by Spectrum Brands or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officer’s certificate executed by an officer of Spectrum Brands or such Restricted Subsidiary at the time of such Asset Sale.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date that is the earlier date on which the Notes mature and the date the Notes are no longer outstanding, except to the extent such Capital Stock is solely redeemable with, or solely exchangeable for, any Equity Interests of Spectrum Brands that are not Disqualified Stock; provided that if such Capital Stock is issued to any plan for the benefit of employees of Spectrum Brands or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Spectrum Brands or its Subsidiaries in order to satisfy applicable statutory or regulatory obligation; provided, further, that any Capital Stock held by any future, present or former employee, director, officer, manager or consultant (or their estates, spouses or former spouses) of Spectrum Brands, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any stockholders agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by Spectrum Brands or its Subsidiaries following the termination of employment of such employee, director, officer, manager or consultant with Spectrum Brands or any of its Subsidiaries (so long as, in each case referred to in this sentence, any such requirement is made subject to compliance with the Indenture). Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Spectrum Brands to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Spectrum Brands may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the Notes mature.

“Domestic Subsidiary” means any Restricted Subsidiary of Spectrum Brands other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code or (2) a Subsidiary of any such controlled foreign corporation.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a primary offering, after the Issue Date, of Qualified Stock of Spectrum Brands or of Holdings or any direct or indirect parent of Holdings (to the extent the proceeds thereof are contributed to the common equity of Spectrum Brands) other than an issuance registered on Form S-4 or S-8 or any successor thereto or any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Spectrum Brands and its Subsidiaries (other than Indebtedness described in clauses (1) and (3) of the covenant described above under the caption “—Certain Covenants—Indebtedness”) in existence on the Issue Date, until such amounts are repaid.

“Existing Notes” means, collectively, (i) Spectrum Brands’ 6.75% Senior Notes due 2020 outstanding on the Issue Date, (ii) Spectrum Brands’ 6.375% Senior Notes due 2020 outstanding on the Issue Date and (iii) Spectrum Brands’ 6.625% Senior Notes due 2022 outstanding on the Issue Date.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, retires, extinguishes, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, retirement, extinguishment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments or acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Spectrum Brands. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Spectrum Brands as set forth in an officer’s certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made, received or accrued in connection with Hedging Obligations (but excluding unrealized gains or losses with respect thereto), but excluding (i) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (ii) any expensing of bridge, commitment and other financing fees, (iii) any redemption premiums, prepayment fees, or other charges or penalties incurred in connection with the Transactions and (iv) any premiums, fees or other charges incurred in connection with the refinancing of the Existing Indebtedness on the Issue Date (in each case of (i) through (iv), to the extent included in any of the foregoing items listed in clause (1)); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than (i) dividends on Equity Interests payable solely in Equity Interests of Spectrum Brands (other than Disqualified Stock) or (ii) dividends to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

Notwithstanding the foregoing, any additional charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” to any series of preferred stock other than Disqualified Equity Interests or (ii) the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition,” in each case, shall be disregarded in the calculation of Consolidated Fixed Charges.

“Foreign Subsidiary” means any Restricted Subsidiary of Spectrum Brands other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) Holdings and each direct or indirect Domestic Subsidiary of Spectrum Brands on the Issue Date; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture; and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of managing interest rate risk;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of managing commodity price risk; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of managing foreign currency exchange rate risk.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Spectrum Brands will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Spectrum Brands and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) shall be considered an incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of Spectrum Brands or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations, other than Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing, hedging, swapping, managing interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

if and to the extent that any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP or, in the case of any earn-out obligation or purchase price adjustment, would have been recorded as a liability under GAAP prior to the adoption of Financial Accounting Standards Board Statement No. 141R. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i) any liability for federal, state, local or other taxes;

(ii) performance, surety or appeal bonds provided in the ordinary course of business;

(iii) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Spectrum Brands or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Spectrum Brands or any Restricted Subsidiary in connection with such disposition; or

(iv) deferred revenue.

“Investment Grade” means a rating of BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by another Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Spectrum Brands or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, travel, payroll and similar advances to officers and employees made consistent with past practices), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If Spectrum Brands or any Restricted Subsidiary of Spectrum Brands sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Spectrum Brands such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Spectrum Brands, Spectrum Brands shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of a Person that holds an Investment in a third Person shall be deemed to be an Investment by Spectrum Brands or such Restricted Subsidiary in such third Person only if such Investment was made in contemplation of, or in connection with, the acquisition of such Person by Spectrum Brands or such Restricted Subsidiary and the amount of any such Investment shall be determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means December 4, 2014, the date on which Notes were originally issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Services, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Spectrum Brands or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, brokerage and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions arising therefrom and any tax sharing arrangements in connection therewith, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, and (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“New Term Loan Commitment Agreement” means the new term loan commitment agreement no. 2 among Holdings, Spectrum Brands, as lead borrower, the lenders party thereto and Deutsche Bank AG New York Branch, as agent, pursuant to which Spectrum Brands will incur term loans in an aggregate principal amount equal to €150 million.

“Note Guarantee” means the Guarantee by each Guarantor of Spectrum Brands’ payment obligations under the Indenture and on the Notes, executed pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Paying Agent” means an office or agency where Notes may be presented for payment.

“Permitted Business” means any business conducted or proposed to be conducted by Spectrum Brands and its Restricted Subsidiaries on the Issue Date and other businesses complementary, similar or reasonably related, ancillary or incidental thereto or reasonable extensions thereof.

“Permitted Holders” means

(1) each of HRG Group, Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd;

(2) any Affiliate or Related Party of any Person specified in clause (1), other than another portfolio company thereof (which means a company actively engaged in providing goods and services to unaffiliated customers) or a company controlled by a “portfolio company”;

(3) any Person both the Capital Stock and the Voting Stock of which (or in the case of a trust, the beneficial interests in which) are owned 50% or more by Persons specified in clauses (1) and (2) or any group in which the Persons specified in clauses (1) and (2) own more than a majority of the voting power of the Voting Stock held by such group.

“Permitted Investments” means:

(1) any Investment in Spectrum Brands or in a Restricted Subsidiary of Spectrum Brands;

(2) any Investment in Cash Equivalents;

(3) any Investment by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Spectrum Brands; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Spectrum Brands or a Restricted Subsidiary of Spectrum Brands;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale (including Designated Non-Cash Consideration) that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) Hedging Obligations that are incurred in the ordinary course of business for the purpose of managing interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) Investments in securities of trade debtors or customers received (x) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade debtors or customers or in compromise or customers or in good faith settlement of delinquent obligations of such trade debtors or customers or in compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates, (y) as a result of the foreclosure by Spectrum Brands or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title, or (z) as a result of litigation, or other disputes with Persons who are not Affiliates;

(8) other Investments in any Person engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the Issue Date, not to exceed the greater of (x) $150.0 million and (y) 20% of Consolidated Cash Flow, in each case, net of any return of or on such Investment received by Spectrum Brands or a Restricted Subsidiary;

(9) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment, or the licensing or contribution of intellectual property pursuant to joint marketing, joint development or similar arrangements with other Persons;

(10) advances, loans, rebates and extensions of credit (including the creation of receivables) to suppliers, customers and vendors, and performance guarantees, in each case in the ordinary course of business;

(11) Investments in prepaid expenses, negotiable instruments held for collection and lease and utility and worker’s compensation deposits provided to third parties in the ordinary course of business; and

(12) Investments (other than in Restricted Subsidiaries) outstanding on the Issue Date or made pursuant to binding agreements in effect on the Issue Date, including any extension, modification or renewal of such Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities;

(13) advances and loans to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands;

(14) Investments in joint ventures having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $75.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if any Investment pursuant to this clause (14) is made in any Person that is not Spectrum Brands or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes Spectrum Brands or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (14) for so long as such Person continues to be Spectrum Brands or a Restricted Subsidiary; and

(15) Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $75.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred and then outstanding pursuant to clause (1) of the second paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and other Obligations in respect thereof;

(2) Liens in favor of Spectrum Brands or any Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Spectrum Brands or any Restricted Subsidiary of Spectrum Brands; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Spectrum Brands or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Spectrum Brands or the Restricted Subsidiary;

(5) Liens existing on the Issue Date not otherwise permitted hereby;

(6) Liens securing Permitted Refinancing Indebtedness (other than in respect of Indebtedness referred to in clause (1)); provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(7) Liens incurred in the ordinary course of business of Spectrum Brands or any Restricted Subsidiary of Spectrum Brands with respect to obligations that do not exceed the greater of $150 million or 20% of Consolidated Cash Flow;

(8) Liens on the assets of a Foreign Subsidiary securing Indebtedness of a Foreign Subsidiary that was permitted by the terms of the Indenture to be incurred;

(9) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Indebtedness;

(10) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens or other similar liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(11) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;

(12) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(13) (x) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, or zoning or other restrictions as to the use of real property or

Liens incidental to the conduct of the business of such Person or the ownership of its properties, not interfering in any material respect with the conduct of the business of Spectrum Brands and its Restricted Subsidiaries or (y) any zoning or similar law or right reserved to or vested in any governmental authority to control or regulate the use of any real property;

(14) licenses or leases or sublicenses or subleases as licensor, lessor, sublicensor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(15) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(16) Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(17) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(18) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, so long as no Event of Default then exists as a result thereof;

(19) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of Spectrum Brands and its Restricted Subsidiaries;

(20) Liens (including the interest of a lessor under a Capital Lease) on property that secure Indebtedness incurred under clause (4) of Permitted Debt for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property and which attach within 365 days after the date of such purchase or the completion of construction or improvement;

(21) deposits in the ordinary course of business to secure liability to insurance carriers;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens consisting of contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Spectrum Brands or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Spectrum Brands and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Spectrum Brands or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens arising from financing statements filings under the Uniform Commercial Code or similar state laws regarding operating leases entered into by Spectrum Brands and its Restricted Subsidiaries in the ordinary course of business;

(25) Liens securing Cash Management Obligations and all Obligations under the Hedging Agreements owed to Persons that were agents and the lenders under the Revolving Credit Agreement or their affiliates at the time of entry into the agreements governing such obligations;

(26) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by Spectrum Brands and its subsidiaries in the ordinary course of business; and

(27) Liens created for the benefit of the Notes or the Note Guarantees with respect thereto.

“Permitted Refinancing Indebtedness” means any Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing (including tender premiums) and such reasonable expenses, defeasance costs and fees incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes or such Note Guarantees on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) in no event may Indebtedness of Spectrum Brands or any Guarantor be refinanced by means of Indebtedness of a Restricted Subsidiary that is not a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemption upon liquidation.

“Qualified Equity Interests” means all Equity Interests of a person other than Disqualified Stock.

“Rating Agencies” means S&P and Moody’s; provided that if either S&P or Moody’s (or both) shall cease issuing a rating on the Notes for reasons outside the control of Spectrum Brands, Spectrum Brands may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

“Registrar” means an office or agency where Notes may be presented for registration of transfer or for exchange.

“Replacement Assets” means (1) non-current assets (other than securities of any Person) that will be used or useful in a Permitted Business or (2) all or substantially all of the assets of a Permitted Business or Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, “Restricted Subsidiary” refers to a Restricted Subsidiary of Spectrum Brands.

“Revolving Credit Agreement” means the revolving credit agreement dated June 16, 2010 among Spectrum Brands, the lenders party thereto and Bank of America NA, as agent, together with any related documents (including any security documents and guarantees) as such agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes)), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior credit agreement or (2) occurs on one or more separate occasions.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Secured Leverage Ratio” means, on any date of determination (the “transaction date”), the ratio of (x) the aggregate amount of all Consolidated Total Indebtedness secured (or deemed secured pursuant to clause (1)(y) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and issuance of Preferred Stock”) by a Lien on an any asset of Spectrum Brands or any of its Restricted Subsidiaries (other than liens described in clauses (2), (8), (25) and (27) of the definition of “Permitted Liens”) of Spectrum Brands and its Restricted Subsidiaries, determined on a consolidated basis (with any Indebtedness incurred pursuant to clause (1)(y) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and issuance of Preferred Stock” deemed to be secured Indebtedness for this purpose in connection with any measurement of the Secured Leverage Ratio pursuant to such clause) minus the aggregate amount of unrestricted cash and Cash Equivalents owned by Spectrum Brands and its Restricted Subsidiaries on a consolidated basis to (y) the aggregate amount of Consolidated Cash Flow of Spectrum Brands and its Restricted Subsidiaries for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available in each case with such pro forma adjustments to Indebtedness and Consolidated Cash Flow as are consistent with the pro forma adjustment provisions of the Fixed Charges Coverage Ratio.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Term Loan Agreement” means the term loan credit agreement dated as of December 17, 2012, as amended pursuant to amendment no. 1 to credit agreement dated as of August 13, 2013, as further amended pursuant to new term loan commitment agreement no. 1 dated as of August 13, 2013 and effective as of September 4, 2013, as amended and restated pursuant to the restatement agreement dated as of December 18, 2013, as amended pursuant to amendment no. 2 to credit agreement dated as of January 31, 2014 and as further amended pursuant to the New Term Loan Commitment Agreement among Holdings, Spectrum Brands, as lead borrower, Spectrum Brands Canada, Inc. as Canadian borrower, Spectrum Brands Europe GmbH, as German borrower, the lenders party thereto and Deutsche Bank AG New York Branch, as agent, together with any related documents, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such term loan credit agreement, in whole or in part, in one or more instances, may be further amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior term loan credit agreement or (2) occurs on one or more separate occasions.

“Transaction Expenses” means fees and expenses payable or otherwise borne by Spectrum Brands and its Restricted Subsidiaries in connection with the Transactions, including the costs of legal and financial advisors to Spectrum Brands and the lenders under the New Term Loan Commitment Agreement.

“Transactions” means, collectively, (a) the execution, delivery and performance by Spectrum Brands and the other parties thereto of the New Term Loan Commitment Agreement and the making of the borrowings thereunder, (b) the issuance of the Notes and (c) the consummation of the acquisition and any other transactions described under “Summary—Recent Developments—Pet Care Europe Acquisition” and “Summary—Recent Developments—Tell Acquisition.”

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2019; provided, however, that if the period from the redemption date to December 15, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means the party named as such in the preamble to the Indenture until a successor replaces it in accordance with the Indenture and thereafter means the successor serving hereunder.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means any Subsidiary of Spectrum Brands that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by Spectrum Brands and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

DESCRIPTION OF 2025 NOTES

In this Description of 2025 Notes, (i) “Spectrum Brands” refers only to Spectrum Brands, Inc. and any successor obligor on the Notes (as defined below), and not to any of its subsidiaries, affiliates or direct or indirect parent companies and (ii) the terms “we,” “our” and “us” refer to Spectrum Brands and the Guarantors. You can find the definitions of certain terms used in this description of notes under “—Certain Definitions.”

Spectrum Brands will issue up to $1,000.0 million aggregate principal amount of 5.750% Senior Notes (the “Exchange Notes”) offered hereby under the indenture dated May 20, 2015 among Spectrum Brands, the guarantors named therein and U.S. Bank National Association, as Trustee, as supplemented by the supplemental indenture dated as of June 23, 2015 (as so supplemented, the “Indenture”), in exchange for a like aggregate principal amount of 5.750% Senior Notes (the “Initial Notes” and, together with the Exchange Notes, the “Notes”). The Exchange Notes that we will issue you in exchange for your existing notes will be substantially identical to your existing notes, except that, unlike your existing notes, the Exchange Notes will have no transfer restrictions or registration rights.

The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the Indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety because it, and not this description, defines your rights as holders of the Notes. Copies of the Indenture are available at the address described under “Where You Can Find More Information.”

Basic Terms of Notes

The Notes will:

•	be general unsecured obligations of Spectrum Brands, ranking equally in right of payment with all existing and future unsecured senior Indebtedness of Spectrum Brands, including the Initial Notes and Existing Notes;

•	be guaranteed by Spectrum Brands’ direct parent, SB/RH Holdings, LLC (“Holdings”), and each of Spectrum Brands’ existing and future Domestic Subsidiaries, which guaranty in each case shall be a senior unsecured obligation of such Guarantor, ranking equally in right of payment with all existing and future senior Indebtedness of such Guarantor;

•	rank senior in right of payment to all of Spectrum Brands’ and the Guarantors’ existing and future Indebtedness that expressly provides for its subordination to the Notes and the Note Guarantees;

•	be effectively subordinated to any secured Indebtedness of Spectrum Brands, including all Indebtedness under the Term Loan Agreement and the Revolving Credit Agreement, to the extent of the value of the assets securing such Indebtedness; and

•	be structurally subordinated to all Indebtedness and other liabilities of Spectrum Brands’ subsidiaries that do not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on July 15, 2025. Spectrum Brands will pay interest on the Notes semi-annually in arrears on July 15 and January 15 of each year to holders of record on the immediately preceding July 1 and January 1. Interest on the Notes will accrue from the most recent date to which interest has been paid (including, with respect to Exchange Notes, interest paid on the Initial Notes surrendered for such Exchange Notes) or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Spectrum Brands will pay interest on overdue principal of the Notes at a rate equal to 1.0% per annum in excess of 5.750% per annum and will pay interest on overdue installments of interest at such higher rate, in each case to the extent lawful.

Additional Notes

Subject to the covenants described below, Spectrum Brands may issue additional Notes (“Additional Notes”) under the Indenture in an unlimited aggregate principal amount, having the same terms in all respects as the Notes, or in all respects except with respect to issue price and interest accrued on or prior to the issue date thereof.

To the extent required by applicable tax regulations, if Additional Notes are not fungible with other Notes for U.S. federal income tax purposes, the Additional Notes will trade under a separate CUSIP number and will be treated as a separate class for purposes of transfer and exchange. Nevertheless, the Notes offered hereby and any Additional Notes may, at our election, be treated as a single class for all purposes under the Indenture and vote together as one class on all matters with respect to the Notes.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Spectrum Brands at least ten Business Days prior to the applicable payment or redemption date, Spectrum Brands will pay all principal, interest and premium, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar unless Spectrum Brands elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee is acting as Paying Agent and Registrar. Under the Indenture, Spectrum Brands reserves the right to change the Paying Agent or Registrar without prior notice to the Holders, and Spectrum Brands or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Spectrum Brands may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Spectrum Brands is not required to transfer or exchange any Note selected for redemption. Also, Spectrum Brands is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of such Note for all purposes.

Note Guarantees

Spectrum Brands’ obligations under the Notes and the Indenture will be guaranteed, jointly and severally, on a senior unsecured basis, by Holdings and all of the Domestic Subsidiaries of Spectrum Brands. Each Note Guarantee will:

•	be a general, unsecured obligation of the Guarantor;

•	rank equally in right of payment with all existing and future unsecured senior Indebtedness of the Guarantor, including the guaranty of the Existing Notes;

•	rank senior in right of payment to all existing and any future subordinated Indebtedness of the Guarantor;

•	be effectively subordinated to any secured Indebtedness of the Guarantor, including all Indebtedness of each Guarantor under the Term Loan Agreement and the Revolving Credit Agreement, to the extent of the value of the assets securing such Indebtedness; and

•	be structurally subordinated to all Indebtedness and other liabilities of any of Spectrum Brands’ subsidiaries that do not guarantee the Notes.

The Indenture will provide that the obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. If Spectrum Brands or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must promptly become a Guarantor, execute a supplemental indenture and deliver an opinion of counsel to the Trustee.

None of Spectrum Brands’ Foreign Subsidiaries will guarantee the Notes. Spectrum Brands’ Subsidiaries that will not be guaranteeing the Notes had, as of June 28, 2015, approximately 20% of our total liabilities and generated 55% of Spectrum Brands’ revenue for the nine-month period ended June 28, 2015. See “Risk Factors—Risks Related to the Notes—The notes will be effectively subordinated to all liabilities of and claims of creditors of all of our foreign subsidiaries.” Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Spectrum Brands’ Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

Optional Redemption

At any time prior to July 15, 2020, Spectrum Brands may redeem the Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date.

At any time on or after July 15, 2020, Spectrum Brands may redeem all or a part of the Notes, from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the applicable redemption date, in cash, if redeemed during the twelve-month period beginning on July 15 in the years indicated below:

Year	Percentage
2020	102.875%
2021	101.917%
2022	100.958%
2023 and thereafter	100.000%

At any time and from time to time prior to July 15, 2018, Spectrum Brands may redeem the Notes with an amount of cash equal to the net cash proceeds received by Spectrum Brands from one or more Equity Offerings at a redemption price equal to 105.750% of the principal amount plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes), provided that

(1) in each case the redemption takes place not later than 90 days after the closing of the related Equity Offering, and

(2) not less than 65% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) issued under the Indenture remains outstanding immediately thereafter.

Notice of any redemption upon any Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at Spectrum Brands’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of less than $2,000 shall be redeemed in part. Notices of redemption shall be mailed by first class mail, or delivered electronically if held by DTC, at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to the redemption date if the notice is issued in connection with the defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. The Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on the Notes or portions of them called for redemption.

Mandatory Redemption; Open Market Purchases and Other Purchases

Spectrum Brands is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

From time to time, Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates may acquire the Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration for which the Notes are being sold and may be less than the redemption price in effect and could be for cash or other consideration, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. There can be no assurance as to which, if any, of these alternatives or combinations thereof Spectrum Brands, its Restricted Subsidiaries, its direct or indirect parents or its Affiliates may choose to pursue in the future.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require Spectrum Brands to repurchase all or any part (equal to $2,000 or a higher multiple of $1,000) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Spectrum Brands will offer a payment (such payment, a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest thereon, to the date of purchase. Within 30 days following any Change of Control, Spectrum Brands will mail, or deliver electronically if held by DTC, a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the Indenture and described in such notice. Spectrum Brands will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Spectrum Brands will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Spectrum Brands will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officer’s certificate stating the aggregate principal amount of Notes or portions thereof being purchased by Spectrum Brands.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that such new Note will be in a principal amount of $2,000 or a higher integral multiple of $1,000.

Spectrum Brands’ senior credit facilities provide that certain change of control events with respect to Spectrum Brands would constitute a default under these agreements. Any future credit agreements or other agreements to which Spectrum Brands becomes a party may contain similar provisions. Spectrum Brands’ ability to pay cash to the Noteholders following the occurrence of a Change of Control may be limited by Spectrum Brands’ then existing financial resources. Moreover, the exercise by the Noteholders of their right to require Spectrum Brands to purchase the Notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on Spectrum Brands. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the Notes. See “Risk Factors—Risks Related to the Notes—We may not be able to make the change of control offer required by the indenture.”

Spectrum Brands will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Spectrum Brands and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such notes in a Change of Control Offer and Spectrum Brands, or any third party making a Change of Control Offer in lieu of Spectrum Brands as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, Spectrum Brands or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

Notes repurchased by Spectrum Brands pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of Spectrum Brands. Notes purchased by a third party pursuant to the preceding paragraphs will have the status of Notes issued and outstanding.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control or other events, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The provisions under the Indenture relative to Spectrum Brand’s obligation to make a Change of Control Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes then outstanding.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Spectrum Brands and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require Spectrum Brands to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Spectrum Brands and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Under a Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit Spectrum Brands’ board of directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such directors would not constitute a “Change of Control” under the Indenture that would trigger the rights of a holder of Notes to require a repurchase of the Notes pursuant to this covenant.

Suspension of Certain Covenants

If at any time after the Issue Date that (i) the Notes are rated Investment Grade by each of S&P and Moody’s (or, if either (or both) of S&P and Moody’s have been substituted in accordance with the definition of “Rating Agencies,” by each of the then applicable Rating Agencies) and (ii) no Default has occurred and is continuing under the Indenture, Spectrum Brands and its Restricted Subsidiaries will not be subject to the covenants in the Indenture specifically listed under the following captions in this “Description of 2025 Notes” section of this prospectus (the “Suspended Covenants”):

(1) “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) “—Certain Covenants—Restricted Payments”;

(3) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(4) “—Certain Covenants—Transactions with Affiliates”;

(5) “—Certain Covenants—Asset Sales”; and

(6) clause (3) under “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

Additionally, during such time as the above referenced covenants are suspended (a “Suspension Period”), Spectrum Brands will not be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

In the event that Spectrum Brands and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the condition set forth in clause (i) of the first paragraph of this section is no longer satisfied, then Spectrum Brands and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenant with respect to future events.

On each Reversion Date, all Debt incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt incurred pursuant to clause (b)(2) under “—Incurrence of Indebtedness and Issuance of Preferred Stock.” For purposes of calculating the amount available to be made as Restricted Payments under clause (3) of clause (A) of “—Restricted Payments,” calculations under such covenant shall be made as though such covenant had been in effect since the Issue Date and prior, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under the first paragraph of “Restricted Payments.” For purposes of the “Asset Sales” covenant, on the Reversion Date, the amount of unutilized Excess Proceeds will be reset to zero. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reversion Date after a Suspension Period based solely on events that occurred during the Suspension Period).

There can be no assurance that the Notes will ever achieve or maintain a rating of Investment Grade from the Rating Agencies.

Certain Covenants

Restricted Payments

(A) Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Spectrum Brands’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Spectrum Brands or any of its Restricted Subsidiaries) or to the direct or indirect holders of Spectrum Brands’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of Spectrum Brands or to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands; and (B) dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividends, payments or distributions payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not Wholly Owned, Spectrum Brands or a Restricted Subsidiary receives at least its pro rata share of such dividends, payments or distributions in accordance with its Equity Interests in such class or series of securities);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Spectrum Brands) any Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands, including Holdings;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is contractually subordinated in right of payment to the Notes or the Note Guarantees, except (a) payments of interest on or after Stated Maturity thereof, (b) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value of principal on or after the date that is one year prior to the Stated Maturity thereof or (c) payments on Indebtedness permitted to be incurred pursuant to clause (6) of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or

(4) make any Restricted Investment.

(All such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) Spectrum Brands would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Spectrum Brands and its Restricted Subsidiaries after December 4, 2014 (excluding Restricted Payments permitted by clauses (2), (3), (4) (to the extent such dividends are paid to Spectrum Brands or any of its Restricted Subsidiaries) and (5), (6), (8), (9)(i), (ii) or (iv), (10), (11), (12) and (13) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Spectrum Brands for the period (taken as one accounting period) from October 1, 2014 to the end of Spectrum Brands’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds (and fair market value of marketable securities or other property) received by Spectrum Brands after December 4, 2014 as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of Spectrum Brands or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Spectrum Brands that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Spectrum Brands); plus

(c) with respect to Restricted Investments made by Spectrum Brands and its Restricted Subsidiaries after December 4, 2014, an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to Spectrum Brands or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income) from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Investments previously made by Spectrum Brands or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

(d) $350.0 million.

(B) So long as, in the case of clauses (7), (8) and (15), no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or consummation of a redemption within 60 days after the date of declaration thereof or the giving of the redemption notice, as applicable, if at said date of declaration or notice such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Spectrum Brands or any Guarantor or of any Equity Interests (including Disqualified Stock) of Spectrum Brands or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the common equity of Spectrum Brands or sale (other than to a Subsidiary of Spectrum Brands) of, Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands (other than Disqualified Stock)

contributed to the equity of Spectrum Brands, in each case, within 60 days of such redemption, repurchase, retirement, defeasance or other acquisition; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph (A);

(3) the defeasance, repayment, redemption, repurchase or other acquisition of subordinated Indebtedness of Spectrum Brands or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by a Restricted Subsidiary of Spectrum Brands to the holders of its common Equity Interests on a pro rata basis;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of an offering of, Equity Interests (other than Disqualified Stock) of Spectrum Brands or other contributions to the common equity capital of Spectrum Brands, in each case within 60 days of the acquisition of such Investment; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph (A);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or other convertible or exchangeable securities or the vesting of restricted stock, restricted stock units or similar instruments if such Capital Stock represents fractional shares or all or a portion of the exercise price thereof or withholding taxes payable in connection with the exercise thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of (or payments to Holdings to fund any such repurchase, redemption or other acquisition of value) any Equity Interests of Holdings (or any direct or indirect parent of Holdings) or Spectrum Brands held by any employee, former employee, director or former director of Spectrum Brands (or any of its Restricted Subsidiaries) or Holdings (or any direct or indirect parent of Holdings) or any permitted transferee of any of the foregoing pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year, and any payment by Spectrum Brands to Holdings to enable Holdings (or any direct or indirect parent of Holdings) to make such payments, shall not exceed the sum of (x) $5.0 million and (y) the amount of Restricted Payments permitted but not made pursuant to this clause (7) in prior fiscal years; provided that no more than $10.0 million may be carried forward in any fiscal year; provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds received by Spectrum Brands or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of Spectrum Brands or any direct or indirect parent of Spectrum Brands (to the extent contributed to Spectrum Brands) to members of management, directors, employees or consultants of Spectrum Brands, its Restricted Subsidiaries or any direct or indirect parent of Spectrum Brands that occurs after December 4, 2014 (provided that the amount of cash proceeds utilized for any such repurchase, redemption or other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3)(b) of the preceding paragraph (A)); plus

(b) the cash proceeds of key man life insurance policies received by Spectrum Brands or any direct or indirect parent of Spectrum Brands (to the extent contributed to Spectrum Brands) or the Restricted Subsidiaries after December 4, 2014;

provided that cancellation of Indebtedness owing to Spectrum Brands or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of Spectrum Brands, any Restricted Subsidiary or the direct or indirect parents of Spectrum Brands in connection with a repurchase of Equity Interests of Spectrum Brands or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(8) the payment, repurchase, redemption, defeasance or other acquisition or retirement for value of any subordinated Indebtedness required in accordance with provisions applicable thereto similar to those described under the “Asset Sales” and “Change of Control” covenants; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(9) payments made to Holdings (i) to allow Holdings (or any direct or indirect parent of Holdings) to pay administrative expenses and corporate overhead, franchise fees, public company costs (including SEC and auditing fees) and customary director fees in an aggregate amount not to exceed $5.0 million in any calendar year; (ii) to allow Holdings to pay premiums and deductibles in respect of directors and officers insurance policies and umbrella excess insurance policies obtained from third-party insurers and indemnities for the benefit of its directors, officers and employees; (iii) to allow Holdings or such other parent of Spectrum Brands to pay reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering or any unsuccessful acquisition or strategic transaction by such direct or indirect parent company of Spectrum Brands; and (iv) to allow Holdings (or any direct or indirect parent of Holdings) to pay income taxes attributable to Spectrum Brands and its Subsidiaries in an amount not to exceed the amount of such taxes that would be payable by Spectrum Brands and its Subsidiaries on a stand-alone basis (if Spectrum Brands were a corporation and parent of a consolidated group including its Subsidiaries); provided that any payments pursuant to this clause (iv) in any period not otherwise deducted in calculating Consolidated Net Income shall be deducted in calculating Consolidated Net Income for such period (and shall be deemed to be a provision for taxes for purposes of calculating Consolidated Cash Flow for such period);

(10) Restricted Payments not otherwise permitted hereby in an aggregate amount not to exceed the greater of 17.5% of Consolidated Cash Flow and $175.0 million;

(11) (A) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Spectrum Brands or any Restricted Subsidiary or preferred stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges and payment of any redemption price or liquidation value of any such Disqualified Stock or preferred stock when due at final maturity in accordance with its terms and (B) the declaration and payment of dividends to a direct or indirect parent company of Spectrum Brands, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of preferred stock (other than Disqualified Stock) of such parent company issued after December 4, 2014; provided that (i) the aggregate amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to Spectrum Brands from the sale of such preferred stock and (ii) the amount of cash used to make any payments pursuant to this clause (B) shall be excluded from calculations pursuant to clause (3) of the first paragraph above and shall not be used for the purpose of any other Restricted Payment;

(12) (a) any Restricted Payments used to fund the Transactions and the fees and expenses related thereto, including those owed to Affiliates and (b) any Restricted Payments used to fund the Prior Transactions and the fees and expenses related thereto, including those owed to Affiliates;

(13) any “deemed dividend” resulting under the tax laws from, or in connection with, the filing of a consolidated or combined tax return by Holdings or any direct or indirect parent of Spectrum Brands (and not involving any cash distribution from Spectrum Brands or any Restricted Subsidiary except as permitted by clause (9)(iv) above);

(14) the payment of dividends to Holdings to fund a payment of dividends on Holdings’ common stock (or the common stock of any direct or indirect parent of Holdings) of up to 6% per annum of the net cash proceeds received by or contributed to Spectrum Brands as a contribution to equity in or from any public offering of common stock of Holdings (or the common stock of any direct or indirect parent of Holdings) other than public offerings registered on Form S-4 or Form S-8 (or their successor or equivalent forms); and

(15) any Restricted Payment if, at the time of making of such payment and after giving effect thereto (including the incurrence of any Indebtedness to finance such payments), the Consolidated Total Debt Ratio shall be no greater than 4.0 to 1.0.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Spectrum Brands or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities in excess of $10.0 million that are required to be valued by this covenant shall be determined by the Board of Directors.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Spectrum Brands will be entitled to divide, classify or re-classify (based on circumstances existing on the date of such reclassification) such restricted payment or portion thereof in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

(a) Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt), and Spectrum Brands will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided that Spectrum Brands or any Restricted Subsidiaries may incur Indebtedness, if the Fixed Charge Coverage Ratio for Spectrum Brands’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period; provided, further, that any Restricted Subsidiary that is not a Guarantor may not incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock in a principal amount (or accreted value, as applicable) that, when aggregated with the principal amount (or accreted value, as applicable) of all Indebtedness then outstanding and incurred by such non-Guarantor Restricted Subsidiaries under this clause (a), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness, exceeds the greater of $500 million and 50% of the Consolidated Cash Flows of Spectrum Brands for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred and after giving pro forma effect thereto (including a pro forma application of the net proceeds therefrom) as if such indebtedness had been incurred at the beginning of such four fiscal quarters.

(b) Paragraph (a) of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Spectrum Brands or any Restricted Subsidiaries of Indebtedness (including Indebtedness under the Revolving Credit Agreement and the Term Loan Agreement) under Credit Facilities (and the incurrence of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Spectrum Brands and its Restricted Subsidiaries thereunder) not to exceed the sum of (A) the greater of $1,000 million and the Borrowing Base; and (B) the greater of (x) $2,800 million and (y) an amount such that, on a pro forma basis after giving effect to the incurrence of such Indebtedness (and application of the net proceeds therefrom), the Secured Leverage Ratio would be no greater than 3.25 to 1.0 (provided that all Indebtedness incurred under clause (B)(y), whether or not secured, shall be included when calculating the Secured Leverage Ratio for purposes of this clause (B)(y)); less the aggregate amount of all Net Proceeds of Asset Sales applied by Spectrum Brands or any Restricted Subsidiary to permanently repay any such

Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding commitment reduction thereunder) pursuant to the covenant “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence of Existing Indebtedness;

(3) the incurrence by Spectrum Brands and the Guarantors of Indebtedness represented by the Notes offered hereby (including Exchange Notes but excluding any Additional Notes) and the related Note Guarantees;

(4) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of Indebtedness (including Capital Lease Obligations, mortgage financings or purchase money obligations), incurred for the purpose of financing or reimbursing all or any part of the purchase price or cost of the acquisition, development, construction, purchase, lease, repair, addition or improvement of property (real or personal), plant, equipment or other fixed or capital assets that are used or useful in the Permitted Business, whether through the direct purchase of assets or the purchase of Equity Interests of any Person owning such assets (in each case, incurred within 365 days of such acquisition, development, construction, purchase, lease, repair, addition or improvement), in a principal amount that, when aggregated with the principal amount of all Indebtedness then outstanding under this clause (4), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness incurred under this clause (4), does not exceed the greater of (a) $300.0 million and (b) 30% of Consolidated Cash Flow of Spectrum Brands for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(5) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (8), (10), (11) or (16) of this paragraph;

(6) the incurrence by Spectrum Brands or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Spectrum Brands or any of its Restricted Subsidiaries; provided that:

(a) if Spectrum Brands or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Spectrum Brands, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Spectrum Brands or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Spectrum Brands or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Spectrum Brands or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by Spectrum Brands or any Restricted Subsidiary of Indebtedness of Spectrum Brands or a Restricted Subsidiary of Spectrum Brands that was permitted to be incurred by another provision of this covenant;

(8) the incurrence by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of other Indebtedness in a principal amount (or accreted amount as applicable) that, when aggregated with the principal amount of all Indebtedness then outstanding under this clause (8), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any such Indebtedness incurred under this clause (8), does not exceed the greater of (a) $400.0 million and (b) 40% of Consolidated Cash Flow of Spectrum Brands for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(9) the incurrence of Indebtedness by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of incurrence;

(10) Acquired Debt; provided that after giving effect to the incurrence thereof, Spectrum Brands either (x) could incur $1.00 of indebtedness under paragraph (a) above or (y) would have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio of Spectrum Brands for the four-quarter period immediately prior to such transaction;

(11) the incurrence of Indebtedness by Foreign Subsidiaries; provided that the principal amount (or accreted value, as applicable) incurred under this clause (11), when aggregated with the principal amount (or accreted value, as applicable) of all other Indebtedness then outstanding and incurred under this clause (11), together with all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (11), does not exceed $600.0 million, and Guarantees thereof by any Foreign Subsidiary;

(12) (A) Indebtedness in respect of bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations or health, disability or other benefits to employees or former employees or their families, and Indebtedness incurred in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, in each case incurred in the ordinary course of business, including guarantees or obligations of Spectrum Brands or any Restricted Subsidiary with respect to letters of credit supporting such obligations (in each case other than for an obligation for money borrowed); and (B) Indebtedness consisting of the financing of insurance premiums, in the ordinary course of business;

(13) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(14) Indebtedness of Spectrum Brands or any Restricted Subsidiary incurred in the ordinary course of business under guarantees of Indebtedness of suppliers, licensees, franchisees or customers in an aggregate amount not to exceed $10.0 million at any time outstanding;

(15) the incurrence by Spectrum Brands or any of its Restricted Subsidiaries of Indebtedness solely in respect of premium financing or similar deferred payment obligations with respect to insurance policies purchased in the ordinary course of business;

(16) Contribution Indebtedness; and

(17) Indebtedness incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of Spectrum Brands or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness incurred under this clause (17), when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (17) does not exceed the greater of $100.0 million and 10.0% of Consolidated Cash Flow.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to paragraph (a) of this covenant, Spectrum Brands will be permitted to divide, classify or reclassify at the time of its incurrence such item of Indebtedness in any manner that complies with this covenant. In addition, any Indebtedness originally classified as incurred pursuant to paragraph (a) or clauses (1) through (17) above may later be reclassified by Spectrum Brands such that it will be deemed as having been incurred pursuant to another of such clauses or paragraph (a) above to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or paragraph (a) at the time of such reclassification (based on circumstances existing at the time of such reclassification). If any Contribution Debt is designated as incurred under any provision other than clause (16) under paragraph (b), the related issuance of Equity Interests may be included in any calculation under paragraph (A)(3)(b) of “Restricted Payments.”

Subject to the foregoing, any Indebtedness incurred pursuant to clause (1) above shall be deemed for purposes of this covenant to have been incurred on the date such Indebtedness was first incurred until such Indebtedness is actually repaid, other than pursuant to “cash sweep” provisions or any similar provisions under any Credit Facility that provides that such Indebtedness is deemed to be repaid daily (or otherwise periodically).

The amount of Indebtedness incurred in any foreign currency for purposes of the Indenture shall be converted into U.S. dollars at the time of first incurrence, in the case of term debt, or first committed or first incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt, and the amount of such Indebtedness outstanding will not be deemed to change as a result of fluctuations in currency exchange rates after such date of incurrence. However, if the Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced.

Spectrum Brands shall not incur any Indebtedness that is subordinated or junior in right of payment to any Indebtedness of Spectrum Brands unless it is subordinated in right of payment to the Notes at least to the same extent. No Guarantor shall incur any Indebtedness that is subordinated or junior in right of payment to the Indebtedness of such Guarantor unless it is subordinated in right of payment to such Guarantor’s Note Guarantee at least to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated or junior in right of payment to any other Indebtedness of Spectrum Brands or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, without effectively providing that the Notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the Notes or any Note Guarantee, prior to) the obligations so secured for so long as such obligations are so secured.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens described in clauses (1) through (27) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in clauses (1) through (27) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, Spectrum Brands shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being incurred or existing pursuant to only one of such clauses or pursuant to the first paragraph hereof.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in subclause (x) of the second paragraph of the definition of “Indebtedness.”

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Spectrum Brands or any of its Restricted Subsidiaries or pay any liabilities owed to Spectrum Brands or any of its Restricted Subsidiaries;

(2) make loans or advances to Spectrum Brands or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Spectrum Brands or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of or with respect to:

(1) the Revolving Credit Agreement, the Term Loan Agreement, Existing Indebtedness or any other agreements as in effect on the Issue Date;

(2) applicable law, rule, regulation or order;

(3) any Person or the property or assets of a Person acquired by Spectrum Brands or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(4) in the case of clause (3) of the first paragraph of this covenant:

(a) provisions that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(b) restrictions existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Spectrum Brands or any Restricted Subsidiary not otherwise prohibited by the Indenture; or

(c) restrictions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Spectrum Brands or any Restricted Subsidiary in any manner material to Spectrum Brands or any Restricted Subsidiary;

(5) customary provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other agreements;

(6) any agreement for the sale or other disposition of all or substantially all of the capital stock of, or property and assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(7) Indebtedness of a Foreign Subsidiary permitted to be incurred under the Indenture; provided that (a) such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred and (b) such encumbrances or restrictions will not materially (in good faith by the Board of Directors of Spectrum Brands) impair Spectrum Brands’ ability to make principal and interest payments on the Notes, as determined;

(8) the Indenture, the Notes, the Exchange Notes, any Additional Notes or the Guarantees;

(9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) other Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries permitted to be incurred after the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions will not materially (in the good faith judgment of the Board of Directors of Spectrum Brands) impair Spectrum Brands’ ability to make principal and interest payments on the Notes;

(11) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which Spectrum Brands or any of its Restricted Subsidiaries is a party and entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of Spectrum Brands or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of Spectrum Brands or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(12) any instrument governing any Indebtedness or Capital Stock of a Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person who became a Restricted Subsidiary, or the property or assets of the Person who became a Restricted Subsidiary and was not entered into in contemplation of the designation of such Subsidiary as a Restricted Subsidiary; provided that, in the case of Indebtedness, the incurrence of such Indebtedness as a result of such Person becoming a Restricted Subsidiary was permitted by the terms of the Indenture;

(13) purchase money obligations for property acquired and Capital Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (3) of the first paragraph of this covenant on the property so acquired; and

(14) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph of this covenant imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Spectrum Brands’ Board of Directors, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands to other Indebtedness incurred by Spectrum Brands or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Merger, Consolidation or Sale of Assets

Spectrum Brands will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Spectrum Brands is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Spectrum Brands and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1) either: (a) Spectrum Brands is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Spectrum Brands) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of Spectrum Brands under the Notes, the Indenture, and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists; and

(3) immediately after giving effect to such transaction on a pro forma basis, Spectrum Brands or the Person formed by or surviving any such consolidation or merger (if other than Spectrum Brands), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be (i) permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio of Spectrum Brands for the four-quarter period immediately prior to such transaction.

In addition, neither Spectrum Brands nor any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clauses (2) and (3) above of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any merger, consolidation or sale, assignment, transfer, lease, conveyance or other disposition of assets between or among Spectrum Brands and any of its Restricted Subsidiaries.

Transactions with Affiliates

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving payments of consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Spectrum Brands or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by Spectrum Brands or such Restricted Subsidiary with a Person that is not an Affiliate of Spectrum Brands as determined in good faith by a majority of the disinterested members of the Board of Directors; and

(2) Spectrum Brands delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors set forth in an officer’s certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) of this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among Spectrum Brands and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees and compensation to, and reasonable and customary indemnification arrangements and similar payments on behalf of, directors of Spectrum Brands;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments,” or any Permitted Investments;

(4) any sale of Capital Stock (other than Disqualified Stock) of Spectrum Brands;

(5) loans and advances to officers and employees of Spectrum Brands or any of its Restricted Subsidiaries or Holdings (or any direct or indirect parent of Holdings) for bona fide business purposes in the ordinary course of business consistent with past practice;

(6) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by Spectrum Brands or any of its Restricted Subsidiaries with officers and employees of Spectrum Brands or any of its Restricted Subsidiaries or Holdings (or any direct or indirect parent of Holdings) and the payment of compensation to officers and employees of Spectrum Brands or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business;

(7) any agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or any replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to Spectrum Brands and its Restricted Subsidiaries than the original agreement as in effect on the Issue Date, as determined in good faith by Spectrum Brands’ Board of Directors, and any transactions contemplated by any of the foregoing agreements or arrangements;

(8) transactions with customers, clients, suppliers, joint ventures, joint venture partners, Unrestricted Subsidiaries or purchasers or sellers of goods and services, in each case in the ordinary course of business and on terms no less favorable than that available from non-affiliates (as determined by Spectrum Brands) and otherwise not prohibited by the Indenture;

(9) any transaction with an Affiliate (i) where the only consideration paid by Spectrum Brands or any Restricted Subsidiary is Qualified Equity Interests or (ii) consisting of the provision of customary registration rights;

(10) (a) the payment of all Transaction Expenses by Spectrum Brands and its Restricted Subsidiaries and (b) the payment of all Prior Transaction Expenses by Spectrum Brands and its Restricted Subsidiaries;

(11) any merger, consolidation or reorganization of Spectrum Brands (otherwise permitted by the Indenture) with an Affiliate of Spectrum Brands solely for the purpose of (a) reorganizing to facilitate an initial public offering of securities of Spectrum Brands or a direct or indirect parent of Spectrum Brands, (b) forming or collapsing a holding company structure or (c) reincorporating Spectrum Brands in a new jurisdiction;

(12) transactions between Spectrum Brands or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of Spectrum Brands or any direct or indirect parent of Spectrum Brands; provided that such director abstains from voting as a director of Spectrum Brands or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(13) the entering into of any tax sharing agreement or arrangement or any other transactions undertaken in good faith that is consistent with paragraph (b)(9)(iv) of the “—Restricted Payments” covenant;

(14) any transaction by Spectrum Brands or any Restricted Subsidiary with any Affiliate for any financial advisory, financing (including the extension of credit or making of loans by any Affiliate), underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of Spectrum Brands in good faith; and

(15) transactions in which Spectrum Brands or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an independent accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to Spectrum Brands or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph.

Asset Sales

Spectrum Brands will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Spectrum Brands (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefore received by Spectrum Brands or such Restricted Subsidiary is in the form of Cash Equivalents or Replacement Assets. For purposes of this clause, each of the following shall be deemed to be Cash Equivalents:

(a) any liabilities (as shown on Spectrum Brands’ or such Restricted Subsidiary’s most recent balance sheet) of Spectrum Brands or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to Spectrum Brands or any Affiliate of Spectrum Brands) that are assumed by the transferee of any such assets and with respect to which Spectrum Brands and its Restricted Subsidiaries are unconditionally released from further liability in writing or that are otherwise cancelled or terminated in connection with the transaction with such transferee;

(b) any securities, notes or other obligations or assets received by Spectrum Brands or any such Restricted Subsidiary from such transferee that are converted by Spectrum Brands or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 360 days of the applicable Asset Sale; and

(c) any Designated Non-cash Consideration received by Spectrum Brands or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $20.0 million or 2.0% of Consolidated Cash Flow at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

If at any time any non-cash consideration received by Spectrum Brands or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Spectrum Brands may apply such Net Proceeds at its option:

(1) to repay secured Indebtedness or Indebtedness of a non-Guarantor Restricted Subsidiary owed to a Person that is not an Affiliate of Spectrum Brands and, except in the case of Indebtedness under the Revolving Credit Agreement, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to prepay, repay or repurchase any Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries which is not expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Spectrum Brands, or the Note Guarantee, in the case of a Guarantor; or

(3) to purchase Replacement Assets or make a capital expenditure in or that is used or useful in a Permitted Business; provided that, if during the 365 day period following the consummation of an Asset Sale, Spectrum Brands or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply the Net Proceeds in accordance with the requirements of this clause (3) after such 365 day period, such 365 day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) or, if earlier, the date of termination of such agreement; provided, further, that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, then such Net Proceeds shall constitute Excess Proceeds unless Spectrum Brands or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that Spectrum Brands or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or are not applied within 180 days of such Second Commitment, then such Net Proceeds shall constitute Excess Proceeds.

Following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, Cash Equivalents (whether or not actual Net Proceeds of such Asset Sale) used for the purposes described in clause (3) that are designated as used in accordance with clause (3), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Proceeds applied in accordance with clause (3).

Pending the final application of any such Net Proceeds, Spectrum Brands may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in clause (1), (2) or (3) of the second preceding paragraph will constitute “Excess Proceeds.” Within 30 days after the aggregate amount of Excess Proceeds exceeds $50.0 million, Spectrum Brands will make an Asset Sale Offer to all Noteholders and all holders of other Indebtedness that is pari passu with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of the Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. Spectrum Brands and its Restricted Subsidiaries may make an Asset Sale Offer under this section using Net Proceeds prior to the time any such Net Proceeds become Excess Proceeds, in which case such Net Proceeds shall be deemed to have been applied within the time frame required by this covenant. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Spectrum Brands may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of the Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness shall be purchased on a pro rata basis based on the principal amount of the Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Spectrum Brands will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Spectrum Brands will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by Spectrum Brands or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by Spectrum Brands or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) the aggregate fair market value of all outstanding Investments owned by Spectrum Brands and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by Spectrum Brands or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3) such Subsidiary does not own any Equity Interests of, or hold any Liens on any Property of, Spectrum Brands or any Restricted Subsidiary;

(4) the Subsidiary being so designated:

(a) is not party to any agreement, contract, arrangement or understanding with Spectrum Brands or any Restricted Subsidiary of Spectrum Brands that would not be permitted under “Transactions with Affiliates” and;

(b) except as permitted under clauses (1) and (2) above is a Person with respect to which neither Spectrum Brands nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

(5) no Default or Event of Default would be in existence following such designation.

If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in clause (4) above, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Spectrum Brands as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred as of such date under the Indenture, Spectrum Brands shall be in default under the Indenture.

The Board of Directors of Spectrum Brands may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Spectrum Brands of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Certain Covenants—Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Guarantees

If Spectrum Brands or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must promptly become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the Trustee.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Spectrum Brands or another Guarantor unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) except in the case of Holdings, such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

The Note Guarantee of a Guarantor (other than Holdings) will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Spectrum Brands or a Restricted Subsidiary, if the sale of all such Capital Stock of that Guarantor does not violate the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) if Spectrum Brands designates such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture;

(3) upon legal or covenant defeasance of the Notes or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge” or;

(4) upon a sale of Capital Stock which causes such Guarantor to cease to be a Subsidiary if such sale does not violate any of the provisions of the Indenture; provided that such Guarantor is concurrently released from any other Guarantees of Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries at such time.

Reports

So long as any Notes are outstanding, Spectrum Brands will file with the U.S. Securities and Exchange Commission (“Commission”) and furnish to the Trustee and, upon request, to the Holders:

(1) within 90 days after the end of each fiscal year, an annual report on Form 10-K;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, a quarterly report on Form 10-Q; and

(3) promptly from time to time after the occurrence of an event required to be therein reported pursuant to Form 8-K, a current report on Form 8-K.

If Spectrum Brands is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Spectrum Brands will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. If the Commission will not accept Spectrum Brands’ filings for any reason, Spectrum Brands will furnish the reports referred to in the preceding paragraphs to the Trustee within the time periods that would apply if Spectrum Brands were required to file those reports with the Commission. Spectrum Brands will not take any action for the purpose of causing the Commission not to accept any such filings. Any information filed with, or furnished to, the Commission via EDGAR shall be deemed to have been made available to the Trustee and the registered holders of the Notes.

Notwithstanding the foregoing, (A) if Holdings or any other direct or indirect parent of Spectrum Brands fully and unconditionally guarantees the Notes, the filing of such reports by such parent within the time periods specified above will satisfy such obligations of Spectrum Brands; provided that such reports shall include the information required by Rule 3-10 of Regulation S-X with respect to Spectrum Brands and the Guarantors and (B) if neither Spectrum Brands nor Holdings is subject to Section 13 or 15(d) of the Exchange Act, the financial statements, information and other documents required to be provided as described above, may be those of (i) Spectrum Brands or (ii) any direct or indirect parent of Spectrum Brands, so long as in the case of (ii) such direct or indirect parent of Spectrum Brands shall not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management of Spectrum Brands; provided that, if the financial information so furnished relates to such direct or indirect parent of Spectrum Brands, the same is accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Spectrum Brands and its Restricted Subsidiaries on a standalone basis, on the other hand.

Spectrum Brands shall distribute such information and such reports to the Trustee, and make them available, upon request, to any Holder and to any such prospective investor or securities analyst. To the extent not satisfied by the foregoing, Spectrum Brands shall also make publicly available the information required to be available pursuant to Rule 144A(d)(4) under the Securities Act.

Activities of Holdings

Holdings shall not engage in any material activities or hold any material assets other than holding the Capital Stock of Spectrum Brands and those activities incidental thereto and will not incur any material liabilities other than liabilities relating to its Guarantee of the Notes, its Guarantee of any other Indebtedness of Spectrum Brands or any of its Subsidiaries and any other obligations or liabilities incidental to its activities as a holding company.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3) failure by Spectrum Brands or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets” or the provisions described in the second paragraph under the caption “—Certain Covenants—Guarantees”;

(4) failure by Spectrum Brands or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of outstanding Notes to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Spectrum Brands or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Spectrum Brands or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment of principal at the final maturity of such Indebtedness (a “Payment Default”);

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(6) failure by Spectrum Brands or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a carrier that has acknowledged coverage in writing and has the ability to perform) aggregating in excess of $75.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any authorized Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to Spectrum Brands, any Significant Subsidiary of Spectrum Brands (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Spectrum Brands, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to Spectrum Brands specifying the Event of Default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders.

A Holder may not institute any proceeding, judicial or otherwise, with respect to the Indenture or the Notes, or form the appointment of a recipient or a trustee, or pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Spectrum Brands is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Spectrum Brands is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or controlling person of Spectrum Brands or any Guarantor, as such, shall have any liability for any obligations of Spectrum Brands or the Guarantors under the Notes, the Indenture, the Note Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Spectrum Brands) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Spectrum Brands or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts, as determined by Spectrum Brands, as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (other than from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which Spectrum Brands or any Guarantor is a party or by which Spectrum Brands or any Guarantor is bound;

(3) Spectrum Brands or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) Spectrum Brands has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In the case of satisfaction and discharge, upon any redemption that requires the payment of the Applicable Premium, the amount deposited with the trustee shall be sufficient for purposes of clause (1) above and the Indenture to the extent that an amount is deposited with the trustee equal to the Applicable Premium calculated as of the date of such deposit, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an officer’s certificate delivered to the trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption.

In addition, Spectrum Brands must deliver an officer’s certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Legal Defeasance and Covenant Defeasance

Spectrum Brands may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2) Spectrum Brands’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Spectrum Brands’ and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, Spectrum Brands may, at its option and at any time, elect to have the obligations of Spectrum Brands and the Guarantors released with respect to most covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute Events of Default with respect the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Spectrum Brands must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants (or, if two or more nationally recognized firms of independent public accountants decline to issue such opinion as a matter of policy, in the opinion of Spectrum Brands’ chief financial officer) to pay the principal of, or interest and premium, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Spectrum Brands must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Spectrum Brands shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Spectrum Brands has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Spectrum Brands shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit other than a Default resulting from the borrowing of funds to be applied to such deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Spectrum Brands or any of its Subsidiaries is a party or by which Spectrum Brands or any of its Subsidiaries is bound;

(6) Spectrum Brands must deliver to the Trustee an officer’s certificate stating that the deposit was not made by Spectrum Brands with the intent of preferring the Holders of Notes over the other creditors of Spectrum Brands with the intent of defeating, hindering, delaying or defrauding creditors of Spectrum Brands or others;

(7) if the Notes are to be redeemed prior to their stated maturity, Spectrum Brands must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(8) Spectrum Brands must deliver to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

In the case of defeasance, upon any redemption that requires the payment of the Applicable Premium, the amount deposited with the trustee shall be sufficient for purposes of clause (1) above and the Indenture to the extent that an amount is deposited with the trustee equal to the Applicable Premium calculated as of the date of such deposit, with the Applicable Premium Deficit only required to be deposited with the trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an officer’s certificate delivered to the trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption.

In the case of legal or covenant defeasance, all Guarantees and Liens will be released.

Amendment, Supplement and Waiver

Except as provided in the next succeeding paragraphs, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than the notice period with respect to the redemption of the Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) amend, change or modify the obligation of Spectrum Brands to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant after the obligation to make such Asset Sale Offer has arisen, or the obligation of Spectrum Brands to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders—Change of Control” covenant after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) except as otherwise permitted under the “Merger, Consolidation and Sale of Assets” covenant, consent to the assignment or transfer by Spectrum Brands of any of its rights or obligations under the Indenture; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of the Notes, Spectrum Brands, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes or the Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition or in place of certificated Notes;

(3) to provide for the assumption of Spectrum Brands’ or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Spectrum Brands’ or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provision described under “Certain Covenants—Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee;

(8) to provide for the issuance of Additional Notes in accordance with the Indenture; or

(9) to conform any provision to this “Description of 2025 Notes.”

Concerning the Trustee

If the Trustee becomes a creditor of Spectrum Brands or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“AAG Acquisition” means the acquisition of all of the equity interests of the Armored AutoGroup Parent Inc. pursuant to the AAG Merger Agreement.

“AAG Merger Agreement” means the Agreement and Plan of Merger by and among Armored AutoGroup Parent Inc., Spectrum Brands Holdings, Inc., Ignite Merger Sub, Inc. and, solely in its capacity as representative, Avista Capital Partners II GP, LLC, dated as of April 28, 2015, in relation to the AAG Acquisition and as amended from time to time.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to have been incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings; provided further that Paula Grundstücksverwaltungsgesellschaft mbH & Co. Vermietungs-KG, Mannheim shall not be deemed an Affiliate of Spectrum Brands or any of its Restricted Subsidiaries solely by virtue of the beneficial ownership by Spectrum Brands or its Restricted Subsidiaries of up to 20% of the Voting Stock of such entity.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of 1.0% of the principal amount of such Note; or the excess of:

(a) the present value at such redemption date of (i) the redemption price of such Note at July 15, 2020 (such redemption price being set forth in the table appearing above under “—Optional Redemption”), plus (ii) all required interest payments due on such Note through July 15, 2020 excluding accrued but unpaid interest to the applicable redemption date, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any property or assets of Spectrum Brands or any Restricted Subsidiary; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Spectrum Brands and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under “—Repurchase at the Option of Holders—Asset Sale”; and

(2) the issuance of Equity Interests (other than directors’ qualifying shares) by any of Spectrum Brands’ Restricted Subsidiaries or the sale by Spectrum Brands or any Restricted Subsidiary of Equity Interests (other than directors’ qualifying shares) in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $50.0 million;

(2) a transfer of assets between or among Spectrum Brands and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Spectrum Brands or to another Restricted Subsidiary;

(4) the sale, lease, assignment or other disposition of equipment, inventory, accounts receivable or other assets in the ordinary course of business or consistent with past business practice and any other non-recourse factoring of accounts receivable pursuant to a factoring program sponsored by a retailer of national standing in partnership with a financial institution or otherwise entered into by Spectrum Brands or any of its subsidiaries with a financial institution;

(5) the sale or other disposition of Cash Equivalents;

(6) a Permitted Investment or Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(7) any sale or disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable or no longer used or required for use in the ordinary course of the business of Spectrum Brands or its Restricted Subsidiaries;

(8) the licensing of intellectual property in the ordinary course of business;

(9) any sale or other disposition deemed to occur with creating or granting a Lien not otherwise prohibited by the Indenture;

(10) any surrender or waiver of contract rights pursuant to a settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(11) foreclosure or any similar action with respect to any property or other asset of Spectrum Brands or any of its Restricted Subsidiaries, which foreclosure or other similar action does not otherwise constitute a Default;

(12) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; and

(13) the unwinding of any Hedging Obligation.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any direct or indirect parent company of such corporation, or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(2) with respect to a limited liability company, any managing member thereof or, if managed by managers, the board of managers thereof, or any duly authorized committee thereof having the authority of the full board with respect to the determination to be made;

(3) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(4) with respect to any other Person, the board or committee of such Person or any direct or indirect parent company of such Person serving a similar function.

“Borrowing Base” means the sum of (A) 80% of the net book value of accounts receivable of Spectrum Brands and its Restricted Subsidiaries and (B) 60% of the net book value of inventory of Spectrum Brands and its Restricted Subsidiaries (with accounts receivable and inventory calculated on the basis that all Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company and its Restricted Subsidiaries prior to or substantially contemporaneous with the date of any calculation shall be included or excluded, as the case may be, on a pro forma basis with such calculations made in good faith by a responsible financial or accounting officer of the Company).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (a) United States dollars, Euros, British Pounds Sterling or any other currencies received in the ordinary course of business; (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition; (c) time deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any bank or trust company organized or licensed under the laws of the United States or any state thereof or the District of Columbia whose short-term debt is rated “A-2” or higher by S&P or “P-2” or higher by Moody’s; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having at least a “P-1” rating from Moody’s or “A-1” from S&P and in each case maturing within nine months after the date of acquisition; (f) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having the highest ratings obtainable from Moody’s or S&P and maturing within six months from the date of acquisition thereof; (g) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition; and (h) in the case of a Foreign Subsidiary, substantially similar investments, of comparable credit quality, denominated in local currency held by such Foreign Subsidiary from time to time in the ordinary course of business.

“Cash Management Obligations” means, with respect to any Person, all obligations, whether now owing or hereafter arising, of such Person in respect of overdrafts and related liabilities or arising from (i) services in connection with operating, collections, payroll, trust or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, lockbox or stop payment services; (ii) commercial credit card and merchant card services; and (iii) other banking products or services (other than letters of credit and leases).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Spectrum Brands and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of Spectrum Brands;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of Spectrum Brands or Holdings other than a Permitted Holder;

(4) the first day on which a majority of the members of the Board of Directors of Spectrum Brands are not Continuing Directors; or

(5) Holdings ceases to directly own all Capital Stock of Spectrum Brands.

For purposes of this definition, (i) any direct or indirect holding company of Spectrum Brands (including Holdings) shall not itself be considered a Person for purposes of clauses (3) or (5) above or a “person” or “group” for purposes of clauses (3) or (5) above, provided that no “person” or “group” (other than the Permitted Holders or another such holding company) Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such company, and a majority of the Voting Stock of such holding company immediately following it becoming the holding company of Spectrum Brands is Beneficially Owned by the Persons who Beneficially Owned the voting power of the Voting Stock of Spectrum Brands immediately prior to it becoming such holding company and (ii) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement. In addition, any foreclosure (but not any sale thereof to a third party) with respect to Equity Interests of Spectrum Brands by the trustee or the holders of HRG Group, Inc.’s (f/k/a Harbinger Group Inc.) outstanding secured notes shall not be deemed a Change of Control.

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(a) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(b) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(c) depreciation, amortization (including amortization of goodwill, software and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(d) (i) unusual or non-recurring charges, (ii) relocation costs and integration costs or reserves (including such items related to proposed and completed acquisitions and Asset Sales and to closure/consolidation of facilities), (iii) Transaction Expenses, (iv) Prior Transaction Expenses and (v) severance costs, including such costs related to proposed and completed Permitted Investments and Asset Sales and to closure/consolidation of facilities, in each case incurred by Spectrum Brands, Inc. and its Restricted Subsidiaries; plus

(e) the amount of cost savings, operational expense improvements and synergies projected by such person in good faith to be realized as a result of actions taken during such period or to be taken in connection with a transaction that is being given pro forma effect (calculated on a pro forma basis as though such cost savings, operational expense improvements and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings, operational expense improvements and synergies are reasonably identifiable and factually supportable and (y) such cost savings, operational expense improvements and synergies are expected in good faith to be realized within 18 months of the end of such period; minus

(f) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary (other than a Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) notwithstanding clause (1) above, the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6) (a) unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP shall be excluded (until realized, at which time such gains or losses shall be included); and (b) unrealized gains and losses with respect to Hedging Obligations shall be excluded (until realized, at which time such gains or losses shall be included);

(7) any non-cash charge or expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(8) (a)(i) the non-cash portion of “straight-line” rent expense less (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be excluded and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded (until realized, at which time such gains or losses shall be included);

(9) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) approved by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), (i) expenses with respect to liability or casualty events or business interruption shall be excluded and (ii) amounts received, or estimated in good faith to be received, from insurance in respect of lost earnings in respect of liability or causality events or business interruption shall be included (with a deduction for (x) amounts actually received up to such estimated amount to the extent included in Net Income in a future period and (y) for estimated amounts in excess of amounts actually received in a future period);

(10) any charges resulting from the application of FASB ASC 350, Intangibles—Goodwill and Other, Accounting Standards Codification Topic 360-10-35-15, Impairment or Disposal of Long-Lived Assets, Accounting Standards Codification Topic 480-10-25-4, Distinguishing Liabilities from Equity—Overall Recognition, or Accounting Standards Codification Topic 820 Fair Value Measurements and Disclosures, the amortization of intangibles arising pursuant to FASB ASC 805, Business Combinations, non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 Debt—Debt with Conversion Options—Recognition, and any non-cash income tax expense that results from the inability to include deferred tax liabilities related to indefinite-lived intangible assets as future reversals of temporary differences under FASB ASC 740-10-30-18, shall be excluded; and

(11) restructuring and related charges and acquisition and related integration charges, including but not limited to, restructuring charges related to the Prior Transactions and the Transactions, shall be excluded.

“Consolidated Total Debt Ratio” means, with respect to any specified Person, as of any date of determination, the ratio of (1) Consolidated Total Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur minus Cash Equivalents included on the consolidated balance sheet of such Person as of the end of such most recent fiscal quarter to (2) Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness, Cash Equivalents and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate principal amount of all outstanding Indebtedness of Spectrum Brands and its Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of bankers’ acceptances, Obligations in respect of Capital Lease Obligations, debt obligations evidenced by promissory notes and similar instruments and Indebtedness for borrowed money, plus (2) the aggregate amount of all outstanding Disqualified Stock of Spectrum Brands and its Restricted Subsidiaries, with the amount of such Disqualified Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Spectrum Brands or Holdings who:

(1) was a member of such Board of Directors on the Issue Date or

(2) was nominated for election or elected to such Board of Directors with the approval of the Permitted Holders or a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contribution Debt” means Indebtedness or Disqualified Stock of Spectrum Brands or any Guarantor in an aggregate principal amount or liquidation preference not greater than twice the aggregate amount of cash received from the issuance and sale of Qualified Equity Interests of Spectrum Brands after the Issue Date; provided that:

(1) such cash has not been used to make a Restricted Payment and shall thereafter be excluded from any calculation under paragraph (A)(3)(b) under “Limitation on Restricted Payments” or used to make any Restricted Payment pursuant to paragraph (B) of such covenant (it being understood that if any such Indebtedness or Disqualified Stock incurred as Contribution Debt is redesignated as incurred under any provision other than paragraph (b)(16) of the “Limitation on Debt” covenant, the related issuance of Equity Interests may be included in any calculation under paragraph (A)(3)(b) in the “Limitation on Restricted Payments” covenant); and

(2) such Contribution Debt (a) is incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Debt pursuant to an officer’s certificate on the incurrence date thereof.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Revolving Credit Agreement and the Term Loan Agreement), or commercial paper facilities with banks or other institutional lenders or investors or indentures or other agreements providing for revolving credit loans, term loans, debt securities (including related exchange notes and guarantees thereof), receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or other long-term indebtedness and, in each case, as such agreements may be amended, amended and restated, supplemented, in any manner whatsoever modified, refinanced, extended, substituted, replaced, renewed, or otherwise restructured or refunded, in whole or in part, in one or more instances, from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes)), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior debt facility or (2) occurs on one or more separate occasions.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means any non-cash consideration received by Spectrum Brands or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officer’s certificate executed by an officer of Spectrum Brands or such Restricted Subsidiary at the time of such Asset Sale.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date that is the earlier date on which the Notes mature and the date the Notes are no longer outstanding, except to the extent such Capital Stock is solely redeemable with, or solely exchangeable for, any Equity Interests of Spectrum Brands that are not Disqualified Stock; provided that if such Capital Stock is issued to any plan for the benefit of employees of Spectrum Brands or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Spectrum Brands or its Subsidiaries in order to satisfy applicable statutory or regulatory obligation; provided, further, that any Capital Stock held by any future, present or former employee, director, officer, manager or consultant (or their estates, spouses or former spouses) of Spectrum Brands, any of its

Subsidiaries or any of its direct or indirect parent companies pursuant to any stockholders agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by Spectrum Brands or its Subsidiaries following the termination of employment of such employee, director, officer, manager or consultant with Spectrum Brands or any of its Subsidiaries (so long as, in each case referred to in this sentence, any such requirement is made subject to compliance with the Indenture). Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Spectrum Brands to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Spectrum Brands may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 91 days after the date on which the Notes mature.

“Domestic Subsidiary” means any Restricted Subsidiary of Spectrum Brands other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code or (2) a Subsidiary of any such controlled foreign corporation.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a primary offering, after the Issue Date, of Qualified Stock of Spectrum Brands or of Holdings or any direct or indirect parent of Holdings (to the extent the proceeds thereof are contributed to the common equity of Spectrum Brands) other than an issuance registered on Form S-4 or S-8 or any successor thereto or any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of Spectrum Brands and its Subsidiaries (other than Indebtedness described in clauses (1) and (3) of the covenant described above under the caption “—Certain Covenants—Indebtedness”) in existence on the Issue Date, until such amounts are repaid.

“Existing Notes” means, collectively, (i) Spectrum Brands’ 6.75% Senior Notes due 2020 outstanding on the Issue Date, (ii) Spectrum Brands’ 6.375% Senior Notes due 2020 outstanding on the Issue Date, (iii) Spectrum Brands’ 6.625% Senior Notes due 2022 outstanding on the Issue Date and (iv) Spectrum Brands’ 6.125% Senior Notes due 2024 outstanding on the Issue Date.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, retires, extinguishes, repurchases or redeems any Indebtedness or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, retirement, extinguishment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments or acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Spectrum Brands. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Spectrum Brands as set forth in an officer’s certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made, received or accrued in connection with Hedging Obligations (but excluding unrealized gains or losses with respect thereto), but excluding (i) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (ii) any expensing of bridge, commitment and other financing fees, (iii) any redemption premiums, prepayment fees, or other charges or penalties incurred in connection with the Transactions or the Prior Transactions and (iv) any premiums, fees or other charges incurred in connection with the refinancing of the Existing Indebtedness on the Issue Date (in each case of (i) through (iv), to the extent included in any of the foregoing items listed in clause (1)); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than (i) dividends on Equity Interests payable solely in Equity Interests of Spectrum Brands (other than Disqualified Stock) or (ii) dividends to Spectrum Brands or a Restricted Subsidiary of Spectrum Brands, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

Notwithstanding the foregoing, any additional charges arising from (i) the application of Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity—Overall—Recognition” to any series of preferred stock other than Disqualified Equity Interests or (ii) the application of Accounting Standards Codification Topic 470-20 “Debt—Debt with Conversion Options—Recognition,” in each case, shall be disregarded in the calculation of Consolidated Fixed Charges.

“Foreign Subsidiary” means any Restricted Subsidiary of Spectrum Brands other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on December 4, 2014.

“Guarantee “ means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) Holdings and each direct or indirect Domestic Subsidiary of Spectrum Brands on the Issue Date; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture; and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of managing interest rate risk;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of managing commodity price risk; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of managing foreign currency exchange rate risk.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Spectrum Brands will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Spectrum Brands and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) shall be considered an incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of Spectrum Brands or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations, other than Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing, hedging, swapping, managing interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

if and to the extent that any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP or, in the case of any earn-out obligation or purchase price adjustment, would have been recorded as a liability under GAAP prior to the adoption of Financial Accounting Standards Board Statement No. 141R. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i) any liability for federal, state, local or other taxes;

(ii) performance, surety or appeal bonds provided in the ordinary course of business;

(iii) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Spectrum Brands or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Spectrum Brands or any Restricted Subsidiary in connection with such disposition; or

(iv) deferred revenue.

“Investment Grade” means a rating of BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by another Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including Guarantees, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Spectrum Brands or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, travel, payroll and similar advances to officers and employees made consistent with past practices), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If Spectrum Brands or any Restricted Subsidiary of Spectrum Brands sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Spectrum Brands such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Spectrum Brands, Spectrum Brands shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands of a Person that holds an Investment in a third Person shall be deemed to be an Investment by Spectrum Brands or such Restricted Subsidiary in such third Person only if such Investment was made in contemplation of, or in connection with, the acquisition of such Person by Spectrum Brands or such Restricted Subsidiary and the amount of any such Investment shall be determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means May 20, 2015, the date on which Notes were originally issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Services, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Spectrum Brands or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, brokerage and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions arising therefrom and any tax sharing arrangements in connection therewith, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or required to be paid as a result of such sale, and (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“New Term Loan Commitment Agreement” means the new term loan commitment agreement no. 2 among Holdings, Spectrum Brands, as lead borrower, the lenders party thereto and Deutsche Bank AG New York Branch, as agent, pursuant to which Spectrum Brands will incur term loans in an aggregate principal amount equal to €150 million.

“Note Guarantee” means the Guarantee by each Guarantor of Spectrum Brands’ payment obligations under the Indenture and on the Notes, executed pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Paying Agent” means an office or agency where Notes may be presented for payment.

“Permitted Business” means any business conducted or proposed to be conducted by Spectrum Brands and its Restricted Subsidiaries on the Issue Date and other businesses complementary, similar or reasonably related, ancillary or incidental thereto or reasonable extensions thereof.

“Permitted Holders” means

(1) HRG Group, Inc.;

(2) any Affiliate of HRG Group, Inc., other than another portfolio company thereof (which means a company actively engaged in providing goods and services to unaffiliated customers) or a company controlled by a “portfolio company”; and

(3) any Person both the Capital Stock and the Voting Stock of which (or in the case of a trust, the beneficial interests in which) are owned 50% or more by Persons specified in clauses (1) and (2) or any group in which the Persons specified in clauses (1) and (2) own more than a majority of the voting power of the Voting Stock held by such group.

“Permitted Investments” means:

(1) any Investment in Spectrum Brands or in a Restricted Subsidiary of Spectrum Brands;

(2) any Investment in Cash Equivalents;

(3) any Investment by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Spectrum Brands; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Spectrum Brands or a Restricted Subsidiary of Spectrum Brands;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale (including Designated Non-Cash Consideration) that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) Hedging Obligations that are incurred in the ordinary course of business for the purpose of managing interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) Investments in securities of trade debtors or customers received (x) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade debtors or customers or in compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates, (y) as a result of the foreclosure by Spectrum Brands or any Restricted Subsidiaries with respect to any secured Investment or other transfer of title, or (z) as a result of litigation, or other disputes with Persons who are not Affiliates;

(8) other Investments in any Person engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the Issue Date, not to exceed the greater of (x) $200.0 million and (y) 20% of Consolidated Cash Flow, in each case, net of any return of or on such Investment received by Spectrum Brands or a Restricted Subsidiary;

(9) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment, or the licensing or contribution of intellectual property pursuant to joint marketing, joint development or similar arrangements with other Persons;

(10) advances, loans, rebates and extensions of credit (including the creation of receivables) to suppliers, customers and vendors, and performance guarantees, in each case in the ordinary course of business;

(11) Investments in prepaid expenses, negotiable instruments held for collection and lease and utility and worker’s compensation deposits provided to third parties in the ordinary course of business; and

(12) Investments (other than in Restricted Subsidiaries) outstanding on the Issue Date or made pursuant to binding agreements in effect on the Issue Date, including any extension, modification or renewal of such Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities;

(13) advances and loans to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of Spectrum Brands or any direct or indirect parent of Spectrum Brands;

(14) Investments in joint ventures having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $100.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (14) is made in any Person that is not Spectrum Brands or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes Spectrum Brands or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (14) for so long as such Person continues to be Spectrum Brands or a Restricted Subsidiary; and

(15) Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $100.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1) Liens securing Indebtedness incurred and then outstanding pursuant to clause (1) of paragraph (b) of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and other Obligations in respect thereof;

(2) Liens in favor of Spectrum Brands or any Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Spectrum Brands or any Restricted Subsidiary of Spectrum Brands; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Spectrum Brands or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Spectrum Brands or any Restricted Subsidiary of Spectrum Brands, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Spectrum Brands or the Restricted Subsidiary;

(5) Liens existing on the Issue Date not otherwise permitted hereby;

(6) Liens securing Permitted Refinancing Indebtedness (other than in respect of Indebtedness referred to in clause (1)); provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(7) Liens incurred in the ordinary course of business of Spectrum Brands or any Restricted Subsidiary of Spectrum Brands with respect to obligations that do not exceed the greater of $200 million or 20% of Consolidated Cash Flow;

(8) Liens on the assets of a Foreign Subsidiary securing Indebtedness of a Foreign Subsidiary that was permitted by the terms of the Indenture to be incurred;

(9) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Indebtedness;

(10) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens or other similar liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(11) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;

(12) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(13) (x) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or the ownership of its properties, not interfering in any material respect with the conduct of the business of Spectrum Brands and its Restricted Subsidiaries or (y) any zoning or similar law or right reserved to or vested in any governmental authority to control or regulate the use of any real property;

(14) licenses or leases or sublicenses or subleases as licensor, lessor, sublicensor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(15) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(16) Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(17) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(18) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, so long as no Event of Default then exists as a result thereof;

(19) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties or their use in the operation of the business of Spectrum Brands and its Restricted Subsidiaries;

(20) Liens (including the interest of a lessor under a Capital Lease) on property that secure Indebtedness incurred under clause (4) of Permitted Debt for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property and which attach within 365 days after the date of such purchase or the completion of construction or improvement;

(21) deposits in the ordinary course of business to secure liability to insurance carriers;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens consisting of contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Spectrum Brands or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Spectrum Brands and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Spectrum Brands or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens arising from financing statements filings under the Uniform Commercial Code or similar state laws regarding operating leases entered into by Spectrum Brands and its Restricted Subsidiaries in the ordinary course of business;

(25) Liens securing Cash Management Obligations and all Obligations under the Hedging Agreements owed to Persons that were agents and the lenders under the Revolving Credit Agreement or their affiliates at the time of entry into the agreements governing such obligations;

(26) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by Spectrum Brands and its subsidiaries in the ordinary course of business; and

(27) Liens created for the benefit of the Notes or the Note Guarantees with respect thereto.

“Permitted Refinancing Indebtedness” means any Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Spectrum Brands or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing (including tender premiums) and such reasonable expenses, defeasance costs and fees incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes or such Note Guarantees on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) in no event may Indebtedness of Spectrum Brands or any Guarantor be refinanced by means of Indebtedness of a Restricted Subsidiary that is not a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemption upon liquidation.

“Prior Transaction Expenses” means fees and expenses payable or otherwise borne by Spectrum Brands and its Restricted Subsidiaries in connection with the Prior Transactions and incurred before, or on or about, the issue date of Spectrum Brands’ 6.125% Senior Notes due 2024 outstanding on the Issue Date, including the costs of legal and financial advisors to Spectrum Brands.

“Prior Transactions” means, collectively, (a) the execution, delivery and performance by Spectrum Brands and the other parties thereto of the New Term Loan Commitment Agreement and the making of the borrowings thereunder, (b) the issuance of Spectrum Brands’ 6.125% Senior Notes due 2024 outstanding on the Issue Date, and (c) the consummation of the acquisition of (i) Tell Manufacturing, Inc., (ii) Proctor and Gamble’s European pet food business and (iii) Salix Animal Health, LLC.

“Qualified Equity Interests” means all Equity Interests of a person other than Disqualified Stock.

“Rating Agencies” means S&P and Moody’s; provided that if either S&P or Moody’s (or both) shall cease issuing a rating on the Notes for reasons outside the control of Spectrum Brands, Spectrum Brands may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

“Registrar” means an office or agency where Notes may be presented for registration of transfer or for exchange.

“Replacement Assets” means (1) non-current assets (other than securities of any Person) that will be used or useful in a Permitted Business or (2) all or substantially all of the assets of a Permitted Business or Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, “Restricted Subsidiary” refers to a Restricted Subsidiary of Spectrum Brands.

“Revolving Credit Agreement” means the revolving credit agreement dated June 16, 2010 among Spectrum Brands, the lenders party thereto and Bank of America NA, as agent, together with any related documents (including any security documents and guarantees) as such agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes)), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior credit agreement or (2) occurs on one or more separate occasions.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and its successors.

“Secured Leverage Ratio” means, on any date of determination (the “transaction date”), the ratio of (x) the aggregate amount of all Consolidated Total Indebtedness secured (or deemed secured pursuant to clause (1)(y) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and issuance of Preferred Stock”) by a Lien on an any asset of Spectrum Brands or any of its Restricted Subsidiaries (other than liens described in clauses (2), (8), (25) and (27) of the definition of “Permitted Liens”) of Spectrum Brands and its Restricted Subsidiaries, determined on a consolidated basis (with any Indebtedness incurred pursuant to clause (1)(y) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and issuance of Preferred Stock” deemed to be secured Indebtedness for this purpose in connection with any measurement of the Secured Leverage Ratio pursuant to such clause) minus the aggregate amount of unrestricted cash and Cash Equivalents owned by Spectrum Brands and its Restricted Subsidiaries on a consolidated basis to (y) the aggregate amount of Consolidated Cash Flow of Spectrum Brands and its Restricted Subsidiaries for the four fiscal quarters immediately prior to the transaction date for which internal financial statements are available in each case with such pro forma adjustments to Indebtedness and Consolidated Cash Flow as are consistent with the pro forma adjustment provisions of the Fixed Charges Coverage Ratio.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Term Loan Agreement” means the term loan credit agreement dated as of December 17, 2012, as amended pursuant to amendment no. 1 to credit agreement dated as of August 13, 2013, as further amended pursuant to new term loan commitment agreement no. 1 dated as of August 13, 2013 and effective as of September 4, 2013, as amended and restated pursuant to the restatement agreement dated as of December 18, 2013, as amended pursuant to amendment no. 2 to credit agreement dated as of January 31, 2014 and as further amended pursuant to the New Term Loan Commitment Agreement among Holdings, Spectrum Brands, as lead borrower, Spectrum Brands Canada, Inc. as Canadian borrower, Spectrum Brands Europe GmbH, as German borrower, the lenders party thereto and Deutsche Bank AG New York Branch, as agent, together with any related documents, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such term loan credit agreement, in whole or in part, in one or more instances, may be further amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior term loan credit agreement or (2) occurs on one or more separate occasions.

“Transaction Expenses” means fees and expenses payable or otherwise borne by Spectrum Brands and its Restricted Subsidiaries in connection with the Transactions, including the costs of legal and financial advisors to Spectrum Brands.

“Transactions” means, collectively, (a) the issuance of the Notes, (b) the issuance by Spectrum Brands Holdings, Inc. of its common stock in the registered offer, which occurred on May 20, 2015 and (c) the consummation of the acquisition of Armored AutoGroup Parent Inc., which occurred on May 21, 2015.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2020; provided, however, that if the period from the redemption date to July 15, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means the party named as such in the preamble to the Indenture until a successor replaces it in accordance with the Indenture and thereafter means the successor serving hereunder.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means any Subsidiary of Spectrum Brands that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by Spectrum Brands and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the exchange notes in the name of DTC, or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, we are providing you with a description of the operations and procedures of DTC, the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”). These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also indirectly available to other entities that clear through, or maintain, a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of DTC.

DTC has also advised us that, in accordance with its procedures, upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and it will maintain records of the ownership interests of these direct participants in the global notes, and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems, or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form, and will not be considered the registered owners or holders of these notes under the indentures for any purpose.

Payments with respect to the principal of, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indentures. Under the terms of the indentures, we and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments, and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indentures. Consequently, neither we, the trustee nor any of our agents, nor the trustee’s agents, has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note, or

(2)	any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice, and will be the responsibility of the direct or indirect participants, and will not be the responsibility of DTC, the trustee or us.

Neither we nor the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in DTC will be effected in accordance with DTC procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although DTC, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. Neither we, the trustee, nor any of our or the trustee’s respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note will be exchangeable for definitive notes in registered certificated form if:

(1)	DTC has notified us that it is unwilling or unable to continue as Depositary for a Global Note and a successor depositary is not appointed by us within 90 days of the notice; or

(2)	an event of default under the applicable indenture for the notes has occurred and is continuing and the trustee has received a request from DTC.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial notes issued in certificated form may be exchanged for beneficial interests in the applicable global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Payment

The indentures require that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, we will make all payments of principal and interest on the notes at our office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the Paying Agent maintained for that purpose. At our option however, we may make these installments of interest by:

(1)	check mailed to the holders of notes at their respective addresses provided in the register of holder of notes; or

(2)	transfer to an account maintained by the payee.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth herein (including Exhibit 8.1 hereto), this discussion, insofar as it expresses conclusions as to the application of United States federal income tax law, is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. The following is a discussion of certain material U.S. federal income tax considerations relevant to the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by United States Holders and non-United States Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offer. This discussion does not purport to be a complete analysis of all potential tax effects. The discussion is based on the Code, U.S. Treasury regulations issued thereunder (“Treasury Regulations”), rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions in effect or in existence as of the date of this prospectus, all of which are subject to change at any time or to different interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Holder and the continued validity of this summary. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances (for example, United States Holders subject to the alternative minimum tax provisions of the Code) or to Holders subject to special rules, such as certain financial institutions, U.S. expatriates, partnerships or other pass-through entities, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities, Holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the initial notes or exchange notes (collectively referred to as “notes”) as part of a “straddle,” “hedge” or conversion transaction within the meaning of Section 1258 of the Code or other integrated transaction within the meaning of Treasury Regulations Section 1.1275-6. Moreover, the effect of any applicable state, local or foreign tax laws, or U.S. federal gift and estate tax law is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer and ownership or disposition of the exchange notes acquired by Holders pursuant to the exchange offer or that any such position would not be sustained.

If an entity taxable as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner (or other owner) will depend on the status of the partner (or other owner) and the activities of the entity. Such partner (or other owner) is urged to consult its tax advisor as to the tax consequences of the entity’s purchasing, owning and disposing of the notes.

Prospective investors are urged to consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

United States Holders

This section applies to “United States Holders.” A United States Holder is a beneficial owner of notes that is:

•	a citizen or resident alien of the United States as determined for U.S. federal income tax purposes,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Exchange Offer

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, United States Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note.

Payments upon Change of Control or Other Circumstances

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes, or to pay the full principal amount of some or all of the exchange notes before their stated maturity date. These features of the exchange notes may implicate the provisions of the Treasury Regulations governing “contingent payment debt instruments.” A debt instrument is not subject to these provisions, however, if, at the date of its issuance, there is only a “remote” chance that contingencies affecting the instrument’s yield to maturity will occur. We believe that the likelihood that we will be obligated to make such payments in amounts or at times that affect the exchange notes’ yield to maturity is remote, and we do not intend to treat the exchange notes as contingent payment debt instruments. Our determination that the contingencies giving rise to such payments are remote is binding on a United States Holder unless such United States Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States Holder might be required to accrue income on its exchange notes in excess of stated interest and to treat as ordinary income rather than as capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. The remainder of this summary assumes that the exchange notes will not be subject to the Treasury Regulations governing contingent payment debt instruments.

Interest

Qualified stated interest (“QSI”) on the exchange notes will be taxable to a United States Holder as ordinary income at the time it is received or accrued, in accordance with such United States Holder’s method of tax accounting. We expect the regular interest payments made on the exchange notes to be treated as QSI. An interest payment on a debt instrument is QSI if it is one of a series of stated interest payments on a debt instrument that are unconditionally payable at least annually at a single fixed rate, applied to the outstanding principal amount of the debt instrument.

Market Discount and Bond Premium

Market Discount. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note. Although the Code does not expressly so provide, the revised issue price of the initial note is decreased by the amount of any payments previously made on the initial note (other than payments of QSI). The rules described below do not apply to a United States Holder if such holder purchased an initial note that has de minimis market discount.

Under the market discount rules, a United States Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If a United States Holder disposes of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a United States Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount in excess of the sum of all amounts payable on the initial note (other than QSI), the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. A United States Holder may elect to reduce the amount required to be included in income each year with respect to interest on its note by the amount of amortizable bond premium allocable to that year, based on the exchange note’s yield to maturity. However, because the exchange notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. Holder may amortize with respect to an exchange note. United States Holders are urged to consult their tax advisors about these special rules. If a United States Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the United States Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Sale or Other Taxable Disposition of the Exchange Notes

A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note equal to the difference, if any, between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income to the extent not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the exchange note at the time of disposition. United States Holder’s adjusted tax basis in an exchange note will be the price such holder paid for the initial note, (i) increased by any OID and market discount previously included in gross income and (ii) reduced (but not below zero) by the amount of any payments (other than QSI) and amortizable bond premium taken into account with respect to the exchange note.

This gain or loss will be a capital gain or loss (except to the extent of accrued interest not previously includible in income or to the extent the market discount rules require the recognition of ordinary income) and will be long-term capital gain or loss if the United States Holder has held the exchange note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains of non-corporate United States Holders, including individuals, are currently taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Medicare Contribution Tax on Unearned Income

Certain United States Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8% tax on all or a portion of their “net investment income,” which includes, among other things, interest income and capital gains attributable to the sale or other disposition of the notes, subject to certain limitations and exceptions. United States Holders are urged to consult their own tax advisors regarding the application of this additional tax.

Information Reporting and Backup Withholding

Information reporting requirements will apply to United States Holders that are not exempt recipients, such as corporations, with respect to certain payments of interest on the exchange notes and the proceeds of disposition (including a retirement or redemption of an exchange note). In addition, a United States Holder other than certain exempt recipients may be subject to “backup withholding” on the receipt of certain payments on the exchange notes if such holder:

•	fails to provide a correct taxpayer identification number (“TIN”), which for an individual is ordinarily his or her social security number,

•	is notified by the IRS that it is subject to backup withholding,

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding, or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

United States Holders are urged to consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

This section applies to “non-United States Holders.” A non-United States Holder is a beneficial owner of notes that is not a United States Holder and that is an individual, corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), estate or trust.

Exchange Offer

Non-United States Holders should not recognize gain or loss upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offer.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, interest paid to a non-United States Holder on an exchange note will not be subject to U.S. federal income tax or withholding tax, provided that such non-United States Holder meets the following requirements:

•	Such holder does not own, actually or constructively, for U.S. federal income tax purposes, stock constituting 10% or more of the total combined voting power of all classes of our stock entitled to vote.

•	Such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through equity ownership.

•	Such holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.

•	Such holder provides a properly completed IRS Form W-8BEN (or W-8BEN-E) certifying its non-U.S. status.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. withholding tax at a rate of 30%, unless (i) such holder provides a properly completed IRS Form W-8BEN (or W-8BEN-E) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (ii) such interest is effectively connected with such holder’s conduct of a U.S. trade or business and such holder provides a properly completed IRS Form W-8ECI.

Sale or Other Taxable Disposition of the Exchange Notes

Subject to the discussion below concerning backup withholding, a non-United States Holder will not be subject to U.S. federal income tax or withholding tax on any gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to a 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or

•	such gain is effectively connected with such holder’s conduct of a trade or business in the United States, in which case such holder will be subject to tax as described below under “Effectively Connected Income.”

Any amounts in respect of accrued interest recognized on the sale or exchange of an exchange note will not be subject to U.S. federal withholding tax, unless the sale or exchange is part of a plan the principal purpose of which is to avoid tax and the withholding agent has actual knowledge or reason to know of such plan.

Effectively Connected Income

If interest or gain from a disposition of the exchange notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business, such holder will be subject to U.S. federal income tax on the interest or gain on a net income basis in the same manner as if such holder were a United States Holder, unless an applicable income tax treaty provides otherwise. The interest or gain in respect of the exchange notes would be exempt from U.S. withholding tax if such holder claims the exemption by providing a properly completed IRS Form W-8ECI. In addition, if such holder is a foreign corporation, such holder may also be subject to a branch profits tax on its effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we or another withholding agent must report to the IRS and to a non-United States Holder any payments to such holder in respect of interest during the taxable year. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on an exchange note to a non-United States Holder, if such holder provides us with a properly completed IRS Form W-8BEN (or W-8BEN-E), provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that such holder is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of exchange notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, will not be subject to information reporting and backup withholding; provided that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments made to or through a foreign office of a U.S. broker will not be subject to backup withholding, but are subject to information reporting unless the beneficial owner of the exchange note certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments to or through a U.S. office of a broker, however, are subject to information reporting and backup withholding, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to a non-United States Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

FATCA

Pursuant to Sections 1471 through 1474 of the Code, applicable Treasury Regulations, other official guidance and intergovernmental agreements entered into in respect of the foregoing, (together, commonly referred to as “FATCA”), “foreign financial institutions” (which include most non-U.S. hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other non-U.S. entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other non-U.S. entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally will include interest on the notes) and the gross proceeds from the sale or other disposition of the notes. In the case of any such gross proceeds, the withholding requirements will apply only to dispositions occurring after December 31, 2016. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is portfolio interest). Non-U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the FATCA provisions on them based on their particular circumstances.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account, pursuant to the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until April 6, 2016, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account, pursuant to the exchange offer, may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York will pass on the validity of the exchange notes and guarantees offered hereby. Barnes & Thornburg LLP will pass on matters of Pennsylvania law. Thompson Coburn LLP will pass on matters of Missouri law. Quarles & Brady LLP will pass on matters of Florida law.

EXPERTS

The consolidated financial statements of SB/RH Holdings, LLC and subsidiaries as of September 30, 2015 and 2014 and for each of the years in the three-year period ended September 30, 2015 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Armored AutoGroup Parent Inc. as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, appearing elsewhere in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information that we file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as SB/RH Holdings, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indentures without charge by writing to Spectrum Brands, Inc., 3001 Deming Way, Middleton, Wisconsin 53562.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SB/RH HOLDINGS, LLC

ARMORED AUTOGROUP PARENT, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

SB/RH Holdings, LLC:

We have audited the accompanying consolidated statements of financial position of SB/RH Holdings, LLC and subsidiaries (the Company) as of September 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholder’s equity, and cash flows for each of the years in the three-year period ended September 30, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SB/RH Holdings, LLC and subsidiaries as of September 30, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Milwaukee, Wisconsin

November 20, 2015

SB/RH HOLDINGS, LLC

Consolidated Statements of Financial Position

September 30, 2015 and 2014

(In millions)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$247.9	$192.9
Trade receivables, net	498.8	439.0
Other receivables	87.9	76.3
Inventories	780.8	624.5
Prepaid expenses and other current assets	116.8	100.2

Total current assets	1,732.2	1,432.9
Property, plant and equipment, net	507.1	428.9
Deferred charges and other	101.6	88.4
Goodwill	2,476.7	1,469.6
Intangible assets, net	2,480.3	2,091.5

Total assets	$7,297.9	$5,511.3

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$68.5	$112.6
Accounts payable	620.6	519.7
Accrued wages and salaries	96.5	88.1
Accrued interest	63.3	35.4
Other current liabilities	216.5	174.8

Total current liabilities	1,065.4	930.6
Long-term debt, net of current portion	3,937.2	2,894.1
Deferred income taxes	607.0	513.2
Other long-term liabilities	115.5	103.2

Total liabilities	5,725.1	4,441.1
Commitments and contingencies (See Note 17)
Shareholder’s equity:
Other capital	1,969.9	1,413.8
Accumulated deficit	(246.7)	(330.0)
Accumulated other comprehensive loss, net of tax	(200.1)	(63.1)

Total shareholder’s equity	1,523.1	1,020.7
Noncontrolling interest	49.7	49.5

Total equity	1,572.8	1,070.2

Total liabilities and equity	$7,297.9	$5,511.3

See accompanying notes to the consolidated financial statements

SB/RH HOLDINGS, LLC

Consolidated Statements of Operations

Years ended September 30, 2015, 2014 and 2013

(In millions, except per share figures)

	2015	2014	2013
Net sales	$4,690.4	$4,429.1	$4,085.6
Cost of goods sold	3,018.0	2,856.5	2,685.3
Restructuring and related charges	2.1	3.7	10.0

Gross profit	1,670.3	1,568.9	1,390.3
Operating expenses:
Selling	720.7	678.2	637.0
General and administrative	332.4	319.0	284.7
Research and development	51.3	47.9	43.3
Acquisition and integration related charges	58.8	20.1	48.4
Restructuring and related charges	26.6	19.2	24.0

Total operating expenses	1,189.8	1,084.4	1,037.4

Operating income	480.5	484.5	352.9
Interest expense	271.9	202.1	369.5
Other non-operating expense, net	8.9	6.3	3.5

Income (loss) from operations before income taxes	199.7	276.1	(20.1)
Income tax expense	43.9	59.0	27.4

Net income (loss)	155.8	217.1	(47.5)
Net income (loss) attributable to non-controlling interest	0.4	0.3	(0.1)

Net income (loss) attributable to controlling interest	$155.4	$216.8	$(47.4)

See accompanying notes to the consolidated financial statements

SB/RH HOLDINGS, LLC

Consolidated Statements of Comprehensive Income

Years ended September 30, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Net income (loss)	$155.8	$217.1	$(47.5)
Other comprehensive income (loss), net of tax:
Foreign currency translation loss	(113.0)	(32.5)	(6.6)
Unrealized (loss) gain on hedging derivatives, net tax of $3.0, $4.2 and $(0.4), respectively	(13.2)	11.5	(2.5)
Defined benefit pension (loss) gain, net tax of $0.5, $(1.6) and $5.2, respectively	(11.0)	(3.6)	4.2

Other comprehensive loss, net of tax	(137.2)	(24.6)	(4.9)

Comprehensive income (loss)	18.6	192.5	(52.4)
Comprehensive (loss) income attributable to non-controlling interest	(0.2)	0.4	0.1

Comprehensive income (loss) attributable to controlling interest	$18.8	$192.1	$(52.5)

See accompanying notes to the consolidated financial statements

SB/RH HOLDINGS, LLC

Consolidated Statements of Shareholder’s Equity

Years ended September 30, 2015, 2014 and 2013

(In millions)

	Other Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Shareholder’s Equity	Non- controlling Interest	Total Equity
Balances at September 30, 2012	$1,359.9	$(333.8)	$(33.4)	$992.7	$—	$992.7
Net loss	—	(47.4)	—	(47.4)	(0.1)	(47.5)
Other comprehensive loss, net of tax	—	—	(5.1)	(5.1)	0.2	(4.9)
Contribution from parent	28.6	—	—	28.6	—	28.6
Restricted stock issued and related tax withholdings	(20.1)	—	—	(20.1)	—	(20.1)
Share based compensation	30.8	—	—	30.8	—	30.8
Dividends declared	—	(88.7)	—	(88.7)	—	(88.7)
Parent ownership interest—Shaser	(6.1)	—	—	(6.1)	—	(6.1)
Noncontrolling interest	—	—	—	—	49.1	49.1

Balances at September 30, 2013	1,393.1	(469.9)	(38.5)	884.7	49.2	933.9
Net income	—	216.8	—	216.8	0.3	217.1
Other comprehensive loss, net of tax	—	—	(24.6)	(24.6)	—	(24.6)
Restricted stock issued and related tax withholdings	(25.0)	—	—	(25.0)	—	(25.0)
Share based compensation	45.7	—	—	45.7	—	45.7
Dividends declared	—	(76.9)	—	(76.9)	—	(76.9)

Balances at September 30, 2014	1,413.8	(330.0)	(63.1)	1,020.7	49.5	1,070.2
Net income	—	155.4	—	155.4	0.4	155.8
Other comprehensive loss, net of tax	—	—	(137.0)	(137.0)	(0.2)	(137.2)
Contribution from parent	570.6	—	—	570.6	—	570.6
Restricted stock issued and related tax withholdings	(38.4)	—	—	(38.4)	—	(38.4)
Share based compensation	23.9	—	—	23.9	—	23.9
Dividends declared	—	(72.1)	—	(72.1)	—	(72.1)

Balances at September 30, 2015	$1,969.9	$(246.7)	$(200.1)	$1,523.1	$49.7	$1,572.8

See accompanying notes to the consolidated financial statements.

SB/RH HOLDINGS, LLC

Consolidated Statements of Cash Flows

Years ended September 30, 2015, 2014 and 2013

(In millions)

	2015	2014	2013
Cash flows from operating activities:
Net income (loss)	$155.8	$217.1	$(47.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of intangible assets	87.8	81.7	77.8
Depreciation	82.2	75.9	62.1
Share based compensation	41.8	44.9	43.1
Non-cash inventory adjustment from acquisitions	21.7	—	31.0
Non-cash restructuring and related charges	19.1	9.2	23.2
Amortization of debt issuance costs	12.6	12.8	13.2
Write off of debt issuance costs on retired debt	11.2	6.4	21.6
Non-cash debt accretion	3.0	3.1	2.5
Write off unamortized discount (premium) on retired debt	1.7	2.8	(5.2)
Note retirement tender, call premium and related costs	—	—	111.3
Deferred tax expense (benefit)	(4.6)	1.9	(21.6)
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	93.4	32.5	(62.3)
Inventories	(54.5)	10.6	(2.7)
Prepaid expenses and other	(3.1)	0.7	(3.7)
Accounts payable and accrued liabilities	48.7	(35.9)	(0.6)
Other	(75.0)	(29.0)	16.0

Net cash provided by operating activities	441.8	434.7	258.2
Cash flows from investing activities
Purchases of property, plant and equipment	(89.1)	(73.3)	(82.0)
Business acquisitions, net of cash acquired	(1,191.1)	(27.6)	(1,393.6)
Proceeds from sales of property, plant and equipment	1.4	9.2	0.2
Other investing activities	(0.9)	(1.8)	(1.3)

Net cash used by investing activities	(1,279.7)	(93.5)	(1,476.7)
Cash flows from financing activities
Proceeds from issuance of debt	3,320.3	540.1	3,038.2
Payment of debt	(2,813.2)	(770.9)	(1,633.7)
Payment of debt issuance costs	(38.1)	(5.4)	(60.9)
Payment of cash dividends to parent	(72.1)	(77.0)	(88.7)
Capital contribution from parent	528.3	—	28.6
Share based tax withholding payments, net of proceeds upon vesting	(2.6)	(25.0)	(20.1)

Net cash provided (used) by financing activities	922.6	(338.2)	1,263.4
Effect of exchange rate changes on cash and cash equivalents due to Venezuela devaluation	(2.5)	—	(1.9)
Effect of exchange rate changes on cash and cash equivalents	(27.2)	(8.3)	(2.6)

Net increase (decrease) in cash and cash equivalents	55.0	(5.3)	40.4
Cash and cash equivalents, beginning of period	192.9	198.2	157.8

Cash and cash equivalents, end of period	$247.9	$192.9	$198.2

Supplemental disclosure of cash flow information
Cash paid for interest	$250.3	$178.7	$336.8
Cash paid for taxes	$54.4	80.7	49.6
Non cash financing activity
Assumption of AAG debt	$540.0	$—	$—

See accompanying notes to the consolidated financial statements.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

Spectrum Brands Holdings, Inc., a Delaware corporation (“SBH”), is a diversified global branded consumer products company. SBH’s common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “SPB.” SB/RH Holdings, LLC (“SB/RH” or the “Company”) is a wholly-owned subsidiary of SBH. SB/RH along with its wholly-owned subsidiary Spectrum Brands, Inc. (“SBI”) issued certain debt guaranteed by domestic subsidiaries of the Company. See Note 9 “Debt” of Notes to the Consolidated Financial Statements for more information pertaining to debt. The Company manufactures, markets and/or distributes its products in approximately 160 countries in the North America, Europe, Middle East & Africa (“MEA”), Latin America and Asia-Pacific regions through a variety of trade channels, including retailers, wholesalers and distributors, original equipment manufacturers (“OEMs”), construction companies and hearing aid professionals. We enjoy strong name recognition in our regions under our various brands and patented technologies. Our diversified global branded consumer products have positions in seven major product categories: consumer batteries, small appliances, personal care, hardware and home improvement, pet supplies, home and garden and auto care. We manage the businesses in five vertically integrated, product-focused segments: (i) Global Batteries & Appliances, (ii) Global Pet Supplies, (iii) Home and Garden, (iv) Hardware & Home Improvement and (v) Global Auto Care. Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a general manager responsible for sales and marketing initiatives and the financial results for all product lines within that segment. See Note 18, “Segment Information” of Notes to the Consolidated Financial Statements for more information pertaining to segments. The following table summarizes the respective product types, brands, and regions for each of the reporting segments:

Segment	Products	Brands	Regions
Global Batteries & Appliances

Consumer batteries: Alkaline, zinc carbon, and NiMH rechargeable batteries; hearing aid and other specialty battery products; battery powered portable lighting products. Small appliances: small kitchen and home appliances.

Personal care: electric shaving and grooming products, hair care appliances and accessories.

		Consumer batteries: Rayovac, VARTA. Small appliances: Black & Decker, George Foreman, Russell Hobbs, Juiceman, Breadman, and Toastmaster. Personal care: Remington.	North America Europe/MEA Latin America Asia-Pacific
Hardware & Home Improvement	Hardware and home improvement: Residential locksets and door hardware including hinges, security hardware, screen and storm door products, garage hardware, window hardware and floor protection; commercial doors, locks, and hardware; kitchen, bath and shower faucets and plumbing products.	Hardware and home improvement: Kwikset, Weiser, Baldwin, National Hardware, Stanley, Tell, Pfister.	North America Europe/MEA Latin America Asia-Pacific

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Segment	Products	Brands	Regions
Global Pet Supplies	Pet supplies: Dog, cat and small animal food and treats; clean-up and training aid products and accessories; pet health and grooming products; aquariums and aquatic health supplies.	Pet Supplies: 8-in-1, Dingo, Nature’s Miracle, Wild Harvest, Littermaid, Tetra, Marineland, Whisper, Jungle, Instant Ocean, FURminator, IAMS, Eukanuba, Healthy-Hide, Digest-eeze.	North America Europe/MEA Latin America Asia-Pacific
Home and Garden	Home and garden: Household insecticides; insect and animal repellent products; insect and weed control solutions.	Home and garden: Cutter, Repel, Spectracide, Garden Safe, Liquid Fence, Hot Shot, Black Flag.	North America Latin America
Global Auto Care(1)	Auto care: Aftermarket appearance products; performance chemicals & additives; do-it-yourself air conditioner recharge products.	Auto care: Armor All, STP, A/C PRO.	North America Europe/MEA Latin America Asia-Pacific

(1)	On May 21, 2015, the Company acquired Armored AutoGroup Parent, Inc. (“AAG”). For more information pertaining to the AAG acquisition, see Note 3, “Acquisitions.”

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Principles of Consolidation and Fiscal Year End

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries and have been prepared in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”). All intercompany transactions have been eliminated.

The Company’s fiscal year ends on September 30. Throughout the year, the Company reports its results using fiscal quarters whereby each three month quarterly reporting period is approximately thirteen weeks in length and ends on a Sunday. The exceptions are the first quarter, which begins on October 1, and the fourth quarter, which ends on September 30. For the year ended September 30, 2015, the fiscal quarters were comprised of the three months ended December 28, 2014, and March 29, June 28 and September 30, 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary instruments purchased with original maturities of three months or less from date of purchase to be cash equivalents.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Receivables

Trade accounts receivable are carried at net realizable value. The Company extends credit to its customers based upon an evaluation of the customer’s financial condition and credit history, but generally does not require collateral. The Company monitors its customers’ credit and financial condition based on changing economic conditions and will make adjustments to credit policies as required. Provisions for losses on uncollectible trade receivables are determined based on ongoing evaluations of the Company’s receivables, principally on the basis of historical collection experience and evaluations of the risks of nonpayment or return for a given customer. The allowance for uncollectible receivables as of September 30, 2015 and 2014 was $44.0 million and $48.6 million, respectively. The following is a rollforward of the allowance for the years ended September 30, 2015, 2014 and 2013:

	Beginning Balance	Charged to Profit & Loss	Deductions	Other Adjustments	Ending Balance
	(in millions)
September 30, 2015	$48.6	$6.0	$(6.3)	$(4.3)	$44.0
September 30, 2014	$37.4	$7.4	$(2.4)	$6.2	$48.6
September 30, 2013	$21.9	$15.5	$—	$—	$37.4

The Company has a broad range of customers including many large retail outlet chains, one of which accounts for a significant percentage of its sales volume. This major customer represented 15%, 16% and 18% of the Company’s Net Sales during years ended September 30, 2015, 2014 and 2013, respectively. This major customer also represented 16% and 14% of the Company’s Trade Receivables as of September 30, 2015 and 2014, respectively.

Inventories

The Company’s inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (FIFO) method. See Note 6, “Inventory” for further detail.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Plant and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset; such amortization is included in depreciation expense. The Company uses accelerated depreciation methods for income tax purposes. Useful lives for property, plant and equipment are as follows:

Asset Type	Range
Buildings and improvements	20-40 years
Machinery and equipment	2-15 years

Expenditures which substantially increase value or extend useful lives are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. The Company records gains and losses on the disposition or retirement of property, plant and equipment based on the net book value and any proceeds received.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Long-lived fixed assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the asset. If impairment is determined to exist, any related impairment loss is calculated based on fair value. There were no triggering events identified during the year that necessitated an impairment test over property, plant and equipment. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

See Note 7, “Property, plant and equipment” for further detail.

Goodwill

Goodwill reflects the excess of acquisition cost over the aggregate fair value assigned to identifiable net assets acquired. Goodwill is not amortized, but instead is assessed for impairment at least annually and as triggering events or indicators of potential impairment are identified. Goodwill has been assigned to reporting units for purposes of impairment testing based upon the relative fair value of the asset to each reporting unit; our reporting units are consistent with our segments (See Note 18, “Segment Information” for further discussion). The Company performs its annual impairment test in the fourth quarter of its fiscal year.

Impairment of goodwill is evaluated using a two-step approach. In the first step, the fair value of each reporting unit is compared to its carrying value, including goodwill. In estimating the fair value of our reporting units, we use a discounted cash flow methodology, which requires us to estimate future revenues, expenses, and capital expenditures and make assumptions about our weighted average cost of capital and perpetuity growth rate, among other variables. We test the aggregate estimated fair value of our reporting units by comparison to our total market capitalization, including both equity and debt capital. If the fair value of a reporting unit is less than its carrying value, step two is performed. For step two, the implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets, including unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less than its carrying value, an impairment loss would be recognized equal to that excess. The fair values of the Global Batteries & Appliances, Hardware and Home Improvement, Global Pet Supplies and Home & Garden reporting units exceeded their carrying values by 54%, 38%, 29% and 66%, respectively. As a result, a step two analysis was not required and there were no reporting units that were deemed at risk of impairment.

As a result of the AAG acquisition in the third quarter of the year ended September 30, 2015, a new reporting unit and segment was established, Global Auto Care. Due to the recent closing of the acquisition and the measurement of the net assets acquired at fair value in acquisition accounting, a qualitative assessment of the carrying value of goodwill was performed for this reporting unit. This included evaluation of factors such as macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and reporting unit factors, among others. Based on its qualitative assessment, management concluded that it is not more likely than not that the fair value of this reporting unit is less than its carrying amount, and a quantitative impairment test of the acquired goodwill for Global Auto Care was not deemed necessary.

See Note 8 “Goodwill and Intangible Assets” for further detail.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Intangible Assets

Intangible assets are recorded at cost or at estimated fair value if acquired in a business combination. Customer lists, proprietary technology and certain trade name intangibles are amortized, using the straight-line method, over their estimated useful lives. The range and weighted average useful lives for definite-lived intangibles assets are as follows:

Asset Type	Range	Weighted Average
Customer relationships	2-20 years	18.5 years
Technology assets	4-18 years	11.1 years
Tradenames	8-17 years	16.2 years

Definite-lived intangible assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of potential impairment are identified, the Company performs undiscounted cash flow analysis to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows expected to be generated by the asset did not exceed its carrying value. If impairment is determined to exist, any related impairment loss is calculated based on fair value. There were no triggering events identified during the years ended September 30, 2015, 2014 and 2013 that necessitated an impairment test over definite-lived intangible assets.

Certain trade name intangible assets have an indefinite life and are not amortized; but instead are assessed for impairment at least annually and as triggering events or indicators of potential impairment are identified. The Company performs its annual impairment test in the fourth quarter of its fiscal year. Impairment of indefinite lived intangible assets is assessed by comparing the estimated fair value of the identified trade names to their carrying value to determine if potential impairment exists. If the fair value is less than the carrying value, an impairment loss is recorded for the excess. The fair value of indefinite-lived intangible assets is determined using an income approach, the relief from royalty methodology, which requires us to make estimates and assumptions about future revenues, royalty rates, and the discount rate, among others. The fair value of our indefinite life tradenames exceeded their carrying values as of the date of our latest annual impairment testing and there was no impairment of our indefinite lived intangible assets for the years ended September 30, 2015, 2014 and 2013.

See Note 8 “Goodwill and Intangible Assets” for further detail.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt agreements. Debt issuance costs were $65.1 million and $51.1 million as of September 30, 2015 and 2014, respectively, and are included in Deferred Charges and Other Assets in the Consolidated Statements of Financial Position. Amortization of debt issuance costs is recognized as Interest Expense in the Consolidated Statements of Operations.

Financial Instruments

Derivative financial instruments are used by the Company principally in the management of its interest rate, foreign currency exchange rate and raw material price exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative assets and liabilities are reported at fair

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

value in the Consolidated Statements of Financial Position. When hedge accounting is elected at inception, the Company formally designates the financial instrument as a hedge of a specific underlying exposure and documents both the risk management objectives and strategies for undertaking the hedge. Depending on the nature of derivatives designated as hedging instruments, changes in fair value are either offset against the change in fair value of the hedged assets or liability through earnings or recognized in shareholders’ equity through other comprehensive income until the hedged item is recognized. Any ineffective portion of a financial instrument’s change in fair value is recognized in earnings. For derivatives that do not qualify for hedge accounting treatment, the change in the fair value is recognized in earnings. See Note 11, “Derivatives” for further detail.

Treasury Stock

Treasury stock purchases are stated at cost and presented as a separate reduction of shareholders’ equity.

Revenue Recognition

The Company recognizes revenue from product sales generally upon delivery to the customer, or at the shipping point in situations where the customer picks up the product or where delivery terms so stipulate. This represents the point at which title and all risks and rewards of ownership of the product are passed, provided that: there are no uncertainties regarding customer acceptance, there is persuasive evidence that an arrangement exists, the price to the buyer is fixed or determinable and ability to collect is deemed reasonably assured. The provision for customer returns is based on historical sales and returns and other relevant information. The Company estimates and accrues the cost of returns, which are treated as a reduction of Net Sales.

The Company enters into promotional arrangements, primarily with retail customers, that entitle such retailers to earn cash rebates from the Company. These arrangements require the Company to estimate and accrue the costs of these programs, which are treated as a reduction of Net Sales.

The Company enters into promotional arrangements that target the ultimate consumer. The costs associated with such arrangements are treated as either a reduction in Net Sales or an increase in Cost of Goods Sold, based on the type of promotional program. The Company monitors its commitments under all promotion arrangements and uses various measures, including past experience, to estimate the earned, but unpaid, promotional costs. The terms of the Company’s customer-related promotional arrangements and programs are tailored to each customer and documented through written contracts, correspondence or other communications with the individual customers.

The Company also enters into various arrangements, primarily with retail customers, which require the Company to make upfront cash, or “slotting” payments, in order to secure the right to distribute through such customers. The Company capitalizes slotting payments provided the payments are supported by a time or volume based arrangement with the retailer, and amortizes the associated payment over the appropriate time or volume-based term of the arrangement. Capitalized slotting payments are reported in the Consolidated Statements of Financial Position as Deferred Charges and Other Assets and related amortization is treated as a reduction in Net Sales.

Shipping and Handling Costs

Shipping and handling costs include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company’s products for shipment at the

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Company’s distribution facilities. Shipping and handling costs was $272.9 million, $260.3 million and $246.1 million during the years ended September 30, 2015, 2014 and 2013, respectively. Shipping and handling costs are included in Selling Expenses in the Consolidated Statements of Operations

Advertising Costs

Advertising costs include agency fees and other costs to create advertisements, as well as costs paid to third parties to print or broadcast the Company’s advertisements and are expensed as incurred. The Company incurred advertising costs of $35.0 million, $21.4 million and $23.0 million during the years ended September 30, 2015, 2014 and 2013, respectively. Advertising costs are included in Selling Expenses in the Company’s Consolidated Statements of Operations.

Research and Development Costs

Research and development costs are charged to expense in the period they are incurred.

Environmental Expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed or capitalized as appropriate. The Company determines its liability for environmental matters on a site-by-site basis and records a liability at the time when it is probable that a liability has been incurred and such liability can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers. Estimated environmental remediation expenditures are included in the determination of the net realizable value recorded for assets held for sale.

Restructuring and Related Charges

Restructuring charges include, but are not limited to, the costs of one-time termination benefits such as severance costs and retention bonuses, and contract termination costs consisting primarily of lease termination costs. Related charges, as defined by the Company, include, but are not limited to, other costs directly associated with exit and relocation activities, including impairment of property and other assets, departmental costs of full-time incremental employees, and any other items related to the exit or relocation activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred.

Liabilities from restructuring and related charges are recorded for estimated costs of facility closures, significant organizational adjustments and measures undertaken by management to exit certain activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred. Such liabilities could include amounts for items such as severance costs and related benefits, impairment of property and equipment and other current or long term assets, lease termination payments and any other items directly related to the exit activities.

Restructuring and related charges associated with manufacturing and related initiatives are recorded in Cost of Goods Sold. Restructuring and related charges reflected in Cost of Goods Sold include, but are not limited to, termination and related costs associated with manufacturing employees, asset impairments relating to manufacturing initiatives and other costs directly related to the manufacturing component of the restructuring initiative. Restructuring and related charges associated with administrative functions are recorded in operating expenses, such as initiatives impacting sales, marketing, distribution or other non-manufacturing related

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

functions. Restructuring and related charges reflected in operating expenses include, but are not limited to, termination and related costs, any asset impairments relating to the administrative functions and other costs directly related to the administrative components of the restructuring initiatives implemented. See Note 4, “Restructuring and Related Charges” for further detail.

Acquisition and Integration Related Charges

Acquisition and integration related charges include, but are not limited to, transaction costs such as banking, legal, accounting and other professional fees directly related to both consummated acquisitions and acquisition targets, termination and related costs for transitional and certain other employees, integration related professional fees and other post business combination expenses associated with integration activity. See Note 3, “Acquisitions” for further detail.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income tax expense.

See Note 13, “Income Taxes” for further detail.

Foreign Currency Translation

Local currencies are considered the functional currencies for most of the Company’s operations outside the United States. Assets and liabilities of the Company’s foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of Accumulated other comprehensive income (loss) (“AOCI”). Also included in AOCI are the effects of exchange rate changes on intercompany balances of a long-term investment nature. See Note 16, “Accumulated Other Comprehensive Income” for further detail.

Foreign currency transaction gains and losses related to assets and liabilities that are denominated in a currency other than the functional currency are reported in Other Non-Operating Expense, Net in the Consolidated Statements of Operations in the period they occur. Exchange losses on foreign currency transactions were $9.6 million, $6.8 million, and $9.4 million for the years ended September 30, 2015, 2014 and 2013, respectively.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 3—ACQUISITIONS

The Company accounts for acquisitions by applying the acquisition method of accounting. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values as of the closing date of the acquisition.

Armored AutoGroup

On May 21, 2015, the Company completed the acquisition of AAG, a consumer products company consisting primarily of Armor All and STP products, two of the most recognizable brands in the automotive aftermarket appearance products and performance chemicals categorizes, respectively, and the A/C PRO brand of do-it-yourself automotive air conditioner recharge products. The results of AAG’s operations since May 21, 2015 are included in the Company’s Consolidated Statements of Operations and reported as a separate segment under Global Auto Care for the year ended September 30, 2015.

The Company has recorded an allocation of the purchase price to the Company’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the May 21, 2015 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce, including an experienced research team. The calculation of purchase price and purchase price allocation is as follows:

Purchase Price
(in millions)
Cash consideration	$929.3

Purchase Price Allocation
(in millions)
Cash and cash equivalents	$30.9
Receivables	156.1
Inventories	84.2
Prepaid expenses and other current assets	8.2
Property, plant and equipment, net	38.3
Goodwill	972.1
Intangible assets	418.0
Deferred charges and other	16.5
Accounts payable and accrued liabilities	(116.1)
Long-term debt	(540.0)
Other long term liabilities	(138.9)

Net assets acquired	$929.3

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The purchase price allocation resulted in goodwill of $972.1 million of which $4.9 million is deductible for tax purposes. Due to expected synergies in sales of legacy Spectrum branded products through new distribution channels, the Company has allocated $38.9 million of the acquired goodwill to its Global Batteries and Appliances segment. The remaining $933.2 million of goodwill is allocated to the Global Auto Care segment. The values allocated to intangible assets and the weighted average useful lives are as follows:

	Carrying Amount	Weighted Average Useful Life (Years)
	(in millions)
Tradenames	$295.0	Indefinite
Technology	41.0	10
Licensing agreements	19.0	10
Customer relationships	63.0	15

Total intangibles acquired	$418.0

The fair values recorded were determined based upon a valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the May 21, 2015 acquisition date). The primary areas of acquisition accounting that are not yet finalized relate to amounts for intangible assets, residual goodwill and income taxes. The following is a summary of significant inputs to the valuation:

•	Inventories—The replacement cost approach was applied to estimate the fair value of the raw materials and unbranded finished goods inventory. Branded finished goods were valued based on the comparative sales method, which estimates the expected sales price of the finished goods inventory, reduced for all costs expected to be incurred in its completion or disposition and a profit on those costs.

•	Property, plant and equipment—The market approach was used to estimate the fair value of land. The direct cost approach was used to estimate the fair value of property, plant and equipment.

•	Tradenames—The Company valued indefinite-lived trade names using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade names were not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trade names.

•	Technology—The Company valued technology using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related licensing agreements and the importance of the technology and profit levels, among other considerations. The Company anticipates using these technologies through the legal life of the underlying patents; therefore, the expected useful life of these technologies is based on the remaining life of the underlying patents.

•	Licensing Agreements—The Company valued licensing agreements using the income approach. Under this method, the asset value was determined by estimating the revenue stream over the implied life of the agreements.

•

Customer relationships—The Company valued customer relationships using an income approach, the multi-period excess earnings method. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current customers were used, which are estimated using annual expected growth rates of 2.0% to 12.1%. The Company assumed a customer retention rate of approximately 95.0%, which is supported by historical retention rates. Income taxes were estimated at 38% and amounts were discounted using a rate of 9.5%.

The following unaudited pro forma combined financial information presents the Company’s pro forma results for the years ended September 30, 2015 and 2014 had the results of AAG been combined as of October 1, 2013:

	2015	2014
	(Unaudited)	(Unaudited)
	(in millions)
Pro forma net sales	$4,966.2	$4,872.4
Pro forma net income	$217.3	$235.5

The 2015 unaudited pro forma combined financial results exclude (1) a non-recurring interest expense of $35.7 million related to the extinguishment of AAG debt recognized in connection with the acquisition, (2) $47.3 million of acquisition and integration related charges incurred as a result of the acquisition (3) $18.8 million of non-recurring expense related to the fair value adjustment to acquisition date inventory and (4) $10.4 million of accelerated share based compensation costs incurred as a result of the acquisition.

Salix

On January 16, 2015, the Company completed the acquisition of Salix, a vertically integrated producer and distributor of premium, natural rawhide dog chews, treats and snacks. The results of Salix’s operations since January 16, 2015 are included in the Company’s Consolidated Statements of Operations and as part of the Global Pet Supplies segment for the year ended September 30, 2015.

The Company has recorded an allocation of the purchase price to the Company’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the January 16, 2015 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce, including an experienced research team. The calculation of the purchase price and purchase price allocation is as follows:

Purchase Price
(in millions)
Cash consideration	$146.8
Contingent consideration	1.5

Total purchase price	$148.3

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Purchase Price Allocation
(in millions)
Cash and cash equivalents	$0.5
Receivables	10.7
Inventories	17.0
Prepaid expenses and other current assets	2.5
Property, plant and equipment, net	1.2
Goodwill	71.5
Intangible assets	55.5
Accounts payable and accrued liabilities	(8.5)
Other long term liabilities	(2.1)

Net assets acquired	$148.3

The purchase price allocation resulted in goodwill of $71.5 million of which $24.7 million is deductible for tax purposes. Goodwill was allocated to the Global Pet Supplies segment. The values allocated to intangible assets and the weighted average useful lives are as follows:

	Carrying Amount	Weighted Average Useful Life (Years)
	(in millions)
Tradenames	$17.0	Indefinite
Definite-lived tradenames	1.0	13
Technology	2.1	17
Customer relationships	35.4	13

Total intangibles acquired	$55.5

The fair values were determined based upon a valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the January 16, 2015 acquisition date). The Company performed a valuation of the acquired inventories, property, plant and equipment, tradenames, customer relationships and non-compete agreement. A summary of the significant inputs to the valuation is as follows:

•	Inventories—The replacement cost approach was applied to estimate the fair value of the raw materials and unbranded finished goods inventory. Branded finished goods were valued based on the comparative sales method, which estimates the expected sales price of the finished goods inventory, reduced for all costs expected to be incurred in its completion or disposition and a profit on those costs.

•	Property, plant and equipment—The cost approach was utilized to estimate the fair value of approximately 98% of the property, plant and equipment. The sales comparison approach was used to estimate the fair value of the remaining 2% of the property, plant and equipment.

•	Tradenames—The Company valued indefinite-lived trade names using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade names were not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trade names.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

•	Technology—The Company valued technology using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related licensing agreements and the importance of the technology and profit levels, among other considerations. The Company anticipates using these technologies through the legal life of the underlying patents; therefore, the expected useful life of these technologies is based on the remaining life of the underlying patents.

•	Customer relationships—The Company valued customer relationships using an income approach, the multi-period excess earnings method. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current customers were used, which are estimated using annual expected growth rates of 0% to 12.1%. The Company assumed a customer retention rate of approximately 92.5%, which is supported by historical retention rates. Income taxes were estimated at 38% and amounts were discounted using a rate of 12% to 13%.

•	Non-compete agreement—The Company valued the non-compete agreement using the income approach that compares the prospective cash flows with and without the non-compete agreement in place. The value of the non-compete agreement is the difference between the discounted cash flows of the business under each of these two alternative scenarios, considering both tax expenditure and tax amortization benefits.

The Salix acquisition was not considered individually significant to the consolidated results of the Company and therefore pro forma results are not presented.

European IAMS and Eukanuba

On December 31, 2014, the Company completed the acquisition of European IAMS and Eukanuba, leading premium brands for dogs and cats. The results of European IAMS and Eukanuba’s operations since December 31, 2014 are included in the Company’s Consolidated Statements of Operations and as part of the Global Pet Supplies segment for the year ended September 30, 2015.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company has recorded an allocation of the purchase price to the Company’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the December 31, 2014 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce, including an experienced research team. The calculation of the purchase price and purchase price allocation is as follows:

Purchase Price
(in millions)
Cash consideration	$115.7

Purchase Price Allocation
(in millions)
Inventories	$16.3
Prepaid expenses and other current assets	2.9
Property, plant and equipment, net	58.3
Goodwill	4.0
Intangible assets	39.6
Accounts payable and accrued liabilities	(2.7)
Other long term liabilities	(2.7)

Net assets acquired	$115.7

The purchase price allocation resulted in goodwill of $4.0 million which is not deductible for tax purposes. Goodwill was allocated to the Global Pet Supplies segment. The values allocated to intangible assets and the weighted average useful lives are as follows:

	Carrying Amount	Weighted Average Useful Life (Years)
	(in millions)
Tradenames	$25.5	Indefinite
Technology	3.6	8
Customer relationships	10.5	15

Total intangibles acquired	$39.6

The fair values were determined based upon a valuation and the estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the December 31, 2014 acquisition date). The Company performed a valuation of the acquired inventories, property, plant and equipment, tradenames, technology and customer relationships. The following is a summary of significant inputs to the valuation:

•	Inventories—The replacement cost approach was applied to estimate the fair value of the raw materials inventory. Work-in-process and finished goods inventory were valued at estimated selling price less the sum of costs of disposal and a reasonable profit on the value added in the completion and disposal effort.

•	Property, plant and equipment—The market approach was used to estimate the fair value of land. The direct cost approach was used to estimate the fair value of property, plant and equipment.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

•	Tradenames—The Company valued indefinite-lived trade names using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade names were not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trade names.

•	Technology—The Company valued technology using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related licensing agreements and the importance of the technology and profit levels, among other considerations. The Company anticipates using these technologies through the legal life of the underlying patents; therefore, the expected useful life of these technologies is based on the remaining life of the underlying patents.

•	Customer relationships—The Company valued customer relationships using an income approach, the multi-period excess earnings method. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current customers were used, which are estimated using annual expected growth rates of 0% to 5.6%. The Company assumed a customer retention rate of approximately 90% to 100%, which was supported by historical retention rates. Income taxes were estimated at 25% and amounts were discounted using a rate of 12.5%.

The European IAMS and Eukanuba acquisition was not considered individually significant to the consolidated results of the Company and therefore pro forma results are not presented.

Tell Manufacturing

On October 1, 2014, the Company completed the acquisition of Tell, a leading manufacturer and distributor of commercial doors, locks, and hardware. The results of Tell’s operations since October 1, 2014 are included in the Company’s Consolidated Statements of Operations and as part of the Hardware and Home Improvement segment for the year ended September 30, 2015.

The Company has recorded an allocation of the purchase price to the Company’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the October 1, 2014 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce, including an experienced research team. The calculation of the purchase price and purchase price allocation is as follows:

Purchase Price
(in millions)
Cash consideration	$30.3

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Purchase Price Allocation
(in millions)
Cash and cash equivalents	$1.1
Receivables	6.0
Inventories	7.2
Prepaid expenses and other current assets	0.6
Property, plant and equipment, net	1.5
Goodwill	7.1
Intangible assets	12.5
Accounts payable and accrued liabilities	(5.7)

Net assets acquired	$30.3

The purchase price allocation resulted in goodwill of $7.1 million which is deductible for tax purposes. Goodwill was allocated to the Hardware and Home Improvement segment. The values allocated to intangible assets and the weighted average useful lives are as follows:

	Carrying Amount	Weighted Average Useful Life (Years)
	(in millions)
Tradenames	$4.0	Indefinite
Customer relationships	8.5	13

Total intangibles acquired	$12.5

The Company performed a valuation of the acquired inventories, property, plant and equipment, tradenames and customer relationships. The following is a summary of significant inputs to the valuation:

•	Inventories—The replacement cost approach was applied to estimate the fair value of the raw materials inventory. Finished goods were valued at estimated selling price less the sum of costs of disposal and a reasonable profit on the value added in the completion and disposal effort.

•	Property, plant and equipment—The cost approach was used to estimate the fair value of approximately 97% of the property, plant and equipment. The sales comparison approach was utilized to estimate the fair value of the remaining 3% of the property, plant and equipment.

•	Tradenames—The Company valued indefinite-lived trade names using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions of Tell, related trademarks and trade names, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trade names.

•

Customer relationships—The Company valued customer relationships using an income approach, the multi-period excess earnings method. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. Only expected sales from current customers were used, which are estimated using annual expected growth rates of 2.5% to 7.1%. The Company assumed a

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

customer retention rate of approximately 90%, which was supported by historical retention rates. Income taxes were estimated at 38% and amounts were discounted using a rate of 20%.

The Tell Manufacturing acquisition was not considered individually significant to the consolidated results of the Company and therefore pro forma results are not presented.

Liquid Fence

On January 2, 2014, the Company completed the acquisition of Liquid Fence, a producer of animal repellents. The results of Liquid Fence’s operations since January 2, 2014 are included in the Company’s Consolidated Statements of Operations and as part of the Home and Garden segment for the years ended September 30, 2015 and 2014.

The Company has recorded an allocation of the purchase price to the Company’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the January 2, 2014 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets was recorded as goodwill, which includes value associated with the assembled workforce, including an experienced research team. The calculation of the purchase price and purchase price allocation is as follows:

Purchase Price
(in millions)
Cash consideration	$24.8
Promissory note	9.5
Contingent consideration	1.5

Total purchase price	$35.8

Purchase Price Allocation
(in millions)
Cash	$0.1
Accounts receivable	1.1
Inventories	2.1
Property, plant and equipment, net	0.1
Goodwill	7.1
Intangible assets	26.9
Accounts payable and accrued liabilities	(1.6)

Total assets acquired	$35.8

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The purchase price included a promissory note to sellers and contingent consideration related to additional payments that may be made to the selling company subsequent to the acquisition date. The promissory note was due in four semi-annual installments over 24 months from the close of the transaction, and was paid in full during the year ended September 30, 2015. The contingent consideration is calculated based upon the probability weighted present value of expected payments based upon the achievement of specific revenue milestones through both January 1, 2015 and January 1, 2016. A contingent liability of $1.5 million was also recognized for the projected payments. The purchase price allocation resulted in goodwill of $7.1 million which is deductible for tax purposes. Goodwill was allocated to the Home & Garden segment. The values allocated to intangible assets and the weighted average useful lives are as follows:

	Carrying Amount	Weighted Average Useful Life (Years)
	(in millions)
Tradenames	$5.1	Indefinite
Technology	20.5	17
Customer relationships	1.3	15

Total intangibles acquired	$26.9

The Company performed a valuation of the acquired tradenames, technology and customer relationships. The following is a summary of significant inputs to the valuation:

•	Tradenames—The Company valued the tradename using an income approach, the relief from royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the trade name was not owned. Royalty rates were selected based on consideration of several factors, including prior transactions, related trademarks and tradenames, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the trademarks and tradenames.

•	Technology—The Company valued the technology assets related to formulas and processes using an income approach, the excess earnings method. Under this method, the asset value was determined by estimating the earnings attributable to the technology assets, adjusted for contributory asset charges. In estimating the fair value of the technology, net sales and associated earnings were forecasted and adjusted for a technical obsolescence factor to isolate the forecasted sales and earnings attributable to the acquired technology assets. The forecasted technology earnings were discounted to present value to arrive at the fair value. The useful life was determined by assessing the time period in which substantially all of the discounted cash flows are expected to be generated.

•	Customer relationships—The Company valued customer relationships using the distributor approach. Under this method, the asset value was determined by estimating the hypothetical earnings before interest and taxes (“EBIT”) that a comparable distributor would earn, further adjusted for contributory asset charges. In determining the fair value of the customer relationships, the distributor approach values the intangible asset at the present value of the incremental after-tax cash flows.

The Liquid Fence acquisition was not considered individually significant to the consolidated results of the Company and therefore pro forma results are not presented.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Acquisition and Integration Costs

The following table summarizes acquisition and integration related charges incurred by the Company during the years ended September 30, 2015, 2014 and 2013:

	2015	2014	2013
	(in millions)
Armored AutoGroup	$21.8	$—	$—
Salix	10.7	—	—
HHI Business	12.0	11.0	36.9
European IAMS and Eukanuba	9.3	—	—
Tell	1.9	—	—
Liquid Fence	1.5	3.5	—
Other	1.6	5.6	11.5

Total acquisition and integration related charges	$58.8	$20.1	$48.4

NOTE 4—RESTRUCTURING AND RELATED CHARGES

The following table summarizes the restructuring and related charges for the years ended September 30, 2015, 2014, and 2013:

	2015	2014	2013
	(in millions)
HHI business rationalization initiatives	$10.3	$4.5	$—
Global expense rationalization initiatives	17.1	13.4	11.3
Global cost reduction initiatives	1.2	1.3	16.4
Other restructuring activities	0.1	3.7	6.3

Total restructuring and related charges	$28.7	$22.9	$34.0

Reported as:
Cost of goods sold	$2.1	$3.7	$10.0
Operating expense	26.6	19.2	24.0

HHI Business Rationalization Initiatives

During the fourth quarter of the year ended September 30, 2014, the Company implemented a series of initiatives throughout the Hardware & Home Improvement segment to reduce operating costs and exit low margin business outside the U.S. These initiatives included headcount reductions, the exit of certain facilities and the sale of a portion of the global Hardware & Home Improvement operations. Total costs associated with these initiatives are expected to be approximately $15 million, and are anticipated to be incurred through September 30, 2016. The following is a summary of costs incurred for the years ended September 30, 2015 and 2014 by type and cumulative costs incurred through September 30, 2015. All costs reflected are within the Hardware and Home Improvement segment.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	Termination Benefits	Other Costs	Total
	(in millions)
Cost of Goods Sold:
For the year ended September 30, 2015	$—	$1.3	$1.3
Operating Expenses:
For the year ended September 30, 2015	(1.5)	10.5	9.0
For the year ended September 30, 2014	4.5	—	4.5
Cumulative costs through September 30, 2015	3.0	11.8	14.8

The following is a rollforward of the restructuring accrual related to the HHI business rationalization initiative for 2015 and 2014.

	Termination Benefits	Other Costs	Total
	(in millions)
Accrual balance at September 30, 2013	$—	$—	$—
Provisions	4.5	—	4.5
Cash expenditures	—	—	—

Accrual balance at September 30, 2014	4.5	—	4.5
Provisions (adjustments)	(0.9)	1.5	0.6
Cash expenditures	(1.5)	—	(1.5)
Non-cash items	(0.8)	—	(0.8)

Accrual balance at September 30, 2015	$1.3	$1.5	$2.8

During the year ended September 30, 2015, the Company recognized $(0.6) million and $10.3 million of termination and other costs related to this initiative as paid.

Global Expense Rationalization Initiatives

During the third quarter of the fiscal year ended September 30, 2013, the Company implemented a series of initiatives throughout the Company to reduce operating costs. These initiatives consisted of headcount reductions in the Global Batteries & Appliances and the Global Pet Supplies segments, and within Corporate. Total costs associated with these initiatives are expected to be approximately $46 million, and are anticipated to be incurred through September 30, 2018. The following summarizes costs incurred for the years ended September 30, 2015, 2014, and 2013 by type and cumulative costs incurred through September 30, 2015.

	Termination Benefits	Other Costs	Total
	(in millions)
Cost of Goods Sold:
For the year ended September 30, 2015	$0.4	$—	$0.4
For the year ended September 30, 2014	1.0	—	1.0
For the year ended September 30, 2013	—	—	—
Operating Expenses:
For the year ended September 30, 2015	8.0	8.7	16.7
For the year ended September 30, 2014	5.5	6.9	12.4
For the year ended September 30, 2013	10.2	1.1	11.3
Cumulative costs through September 30, 2015	25.1	16.7	41.8

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following summarizes the costs incurred for the years ended September 30, 2015, 2014 and 2013, the cumulative amount incurred to date and total future expected costs to be incurred related to this initiative by reporting segment.

	Global Batteries & Appliances	Global Pet Supplies	Corporate	Total
	(in millions)
Restructuring and related charges:
For the year ended September 30, 2015	$8.1	$8.7	$0.3	$17.1
For the year ended September 30, 2014	11.1	1.8	0.5	13.4
For the year ended September 30, 2013	10.0	—	1.3	11.3
Cumulative costs through September 30, 2015	29.2	10.5	2.1	41.8
Future costs to be incurred	1.2	2.7	—	3.9

The following is a rollforward of the restructuring accrual related to the global expense rationalization initiative for 2015 and 2014.

	Termination Benefits	Other Costs	Total
	(in millions)
Accrual balance at September 30, 2013	$7.3	$—	$7.3
Provisions	3.5	1.5	5.0
Cash expenditures	(7.0)	—	(7.0)
Non-cash items	0.3	(0.1)	0.2

Accrual balance at September 30, 2014	4.1	1.4	5.5
Provisions	5.9	2.4	8.3
Cash expenditures	(7.0)	(1.5)	(8.5)
Non-cash items	(0.2)	—	(0.2)

Accrual balance at September 30, 2015	$2.8	$2.3	$5.1

During the year ended September 30, 2015, the Company recognized $2.5 million and $6.3 million of termination and other costs, respectively, as they were paid. During the year ended September 30, 2014, the Company recognized $3.0 million and $5.4 million of termination benefits and other costs, respectively, as they were paid.

Global Cost Reduction Initiatives

During the year ended September 30, 2009, the Company implemented a series of initiatives within the Global Batteries & Appliances, Global Pet Supplies and Home and Garden segments to reduce operating costs, and to evaluate opportunities to improve the Company’s capital structure. These initiatives included headcount reductions and the exit of certain facilities within each of these segments as well as consultation, legal and accounting fees related to the evaluation of the Company’s capital structure all of which were completed during the year ended September 30, 2015. The following summarizes costs incurred for the years ended September 30, 2015, 2014 and 2013 by type and cumulative costs incurred through September 30, 2015.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	Termination Benefits	Other Costs	Total
	(in millions)
Cost of Goods Sold:
For the year ended September 30, 2015	$—	$0.4	$0.4
For the year ended September 30, 2014	—	0.1	0.1
For the year ended September 30, 2013	0.2	3.3	3.5
Operating Expenses:
For the year ended September 30, 2015	0.1	0.7	0.8
For the year ended September 30, 2014	0.2	1.0	1.2
For the year ended September 30, 2013	6.4	6.5	12.9
Cumulative costs through September 30, 2015	38.4	63.4	101.8

The following summarizes the costs incurred for the years ended September 30, 2015, 2014 and 2013, and the cumulative amount incurred through September 30, 2015 by reporting segment.

	Global Batteries & Appliances	Global Pet Supplies	Home and Garden	Corporate	Total
	(in millions)
Restructuring and related charges:
For the year ended September 30, 2015	$0.4	0.8	$—	$—	$1.2
For the year ended September 30, 2014	0.1	1.2	—	—	1.3
For the year ended September 30, 2013	4.6	11.2	0.6	—	16.4
Cumulative costs as of September 30, 2015	25.8	50.2	18.2	7.6	101.8

The following provides a rollforward of the restructuring accrual related to the global cost reduction initiative for 2015 and 2014.

	Termination Benefits	Other Costs	Total
	(in millions)
Accrual balance at September 30, 2013	$4.9	$0.4	$5.3
Provisions	0.2	—	0.2
Cash expenditures	(3.5)	(0.7)	(4.2)
Non-cash items	(0.3)	0.5	0.2

Accrual balance at September 30, 2014	1.3	0.2	1.5
Provisions	0.1	—	0.1
Cash expenditures	(1.0)	(0.2)	(1.2)
Non-cash items	(0.2)	0.1	(0.1)

Accrual balance at September 30, 2015	$0.2	$0.1	$0.3

During the year ended September 30, 2015, the Company recognized $1.1 million of other costs related to this initiative as they were paid. During the year ended September 30, 2014, the Company recognized $1.1 million of other costs related to this initiative as they were paid.

NOTE 5—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company’s financial assets and liabilities are defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

for the asset or liability in an orderly transaction between market participants. Fair value measurements are classified using a fair value hierarchy that is based upon the observability of inputs used in measuring fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about hypothetical transactions in the absent of market data. Fair value measurements are classified under the following hierarchy:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Significant inputs to the valuation model are unobservable.

The Company utilizes valuation techniques that attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company’s derivatives are valued on a recurring basis using internal models, which are based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities, which are generally based on quoted or observed market prices (Level 2). The fair value of certain derivative financial instruments is estimated using pricing models based on contracts with similar terms and risks. Modeling techniques assume market correlation and volatility, such as using prices of one delivery point to calculate the price of the contract’s different delivery point. The nominal value of interest rate transactions is discounted using applicable forward interest rate curves. In addition, by applying a credit reserve which is calculated based on credit default swaps or published default probabilities for the actual and potential asset value, the fair value of the Company’s derivative financial instrument assets reflects the risk that the counterparties to these contracts may default on the obligations. Likewise, by assessing the requirements of a reserve for non-performance which is calculated based on the probability of default by the Company, the Company adjusts its derivative contract liabilities to reflect the price at which a potential market participant would be willing to assume the Company’s liabilities. The Company has not changed the valuation techniques used in measuring the fair value of any financial assets and liabilities during the year. The fair values of derivative instruments as of September 30, 2015 and 2014 are as follows (See Note 11, “Derivatives” for additional detail):

	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Derivative Assets	$6.0	$6.0	$14.7	$14.7
Derivative Liabilities	$9.8	$9.8	$2.1	$2.1

The carrying values of cash and cash equivalents, receivables, accounts payable and short term debt approximate fair value based on the short-term nature of these assets and liabilities. The carrying values of goodwill, intangible assets and other long-lived assets are tested annually or more frequently if an event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3).

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The carrying values and estimated fair values for debt as of September 30, 2015 and 2014 are as follows:

	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Total debt—SB/RH Holdings, LLC	$4,005.7	$4,120.5	$3,006.7	$3,077.4

The fair value measurements of the Company’s debt represent non-active market exchange-traded securities which are valued at quoted input prices that are directly observable or indirectly observable through corroboration with observable market data (Level 2).

NOTE 6—INVENTORY

Inventories as of September 30, 2015 and 2014 consist of the following:

	2015	2014
	(in millions)
Raw materials	$132.4	$104.1
Work-in-process	37.9	35.3
Finished goods	610.5	485.1

	$780.8	$624.5

NOTE 7—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2015 and 2014 consist of the following:

	2015	2014
	(in millions)
Land, buildings and improvements	$190.9	$159.8
Machinery, equipment and other	491.9	402.9
Capitalized leases	97.3	98.5
Construction in progress	51.8	32.2

Property, plant and equipment	$831.9	$693.4
Accumulated depreciation	(324.8)	(264.5)

Property, plant and equipment, net	$507.1	$428.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 8—GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by reporting segment was as follows:

	Global Batteries & Appliances	Hardware & Home Improvement	Global Pet Supplies	Home and Garden	Global Auto Care	Total
	(in millions)
Balance, as of September 30, 2013	$333.5	$714.7	$239.1	$189.4	$—	$1,476.7
Liquid Fence acquisition	—	—	—	7.1	—	7.1
Adjustments	—	3.5	—	—	—	3.5
Foreign currency impact	(6.1)	(8.4)	(3.2)	—	—	(17.7)

Balance, as of September 30, 2014	327.4	709.8	235.9	196.5	—	1,469.6
AAG acquisition	38.9	—	—	—	933.2	972.1
European IAMS and Eukanuba acquisition	—	—	4.0	—	—	4.0
Salix acquisition	—	—	71.5	—	—	71.5
Tell Manufacturing acquisition	—	7.1	—	—	—	7.1
Foreign currency impact	(17.8)	(17.4)	(11.8)	—	(0.6)	(47.6)

Balance, as of September 30, 2015	$348.5	$699.5	$299.6	$196.5	$932.6	$2,476.7

Definite-lived intangible assets as of September 30, 2015 and 2014 consist of the following:

	2015			2014
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(in millions)
Customer relationships	$985.2	$(247.4)	$737.8	$877.2	$(204.6)	$672.6
Technology assets	238.6	(78.1)	160.5	192.2	(57.6)	134.6
Tradenames	165.4	(73.7)	91.7	171.0	(61.0)	110.0

Total	$1,389.2	$(399.2)	$990.0	$1,240.4	$(323.2)	$917.2

Certain trade names intangible assets have an indefinite life and are not amortized. The balance of trade names not subject to amortization was $1,490.3 million and $1,174.3 million as of September 30, 2015 and 2014. There was no impairment loss on indefinite-lived trade names for the years ended September 30, 2015, 2014 or 2013.

Amortization expense from intangible assets for the years ended September 30, 2015, 2014 and 2013 was $87.8 million, $81.7 million and $77.8 million, respectively. Excluding the impact of any future acquisitions or changes in foreign currency, the Company anticipates the annual amortization for each of the next five years to be the following:

Amortization
(in millions)
2016	$93.9
2017	93.0
2018	86.2
2019	85.1
2020	84.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 9—DEBT

Debt as of September 30, 2015 and 2014 consists of the following:

	SB/RH Holdings, LLC
	2015		2014
	Amount	Rate	Amount	Rate
	(in millions)
Term loan, variable rate, due June 23, 2022	$1,226.9	3.9%	$—	—%
Term loan, variable rate, due September 4, 2017 (Tranche A)	—	—%	648.4	3.0%
Term loan, variable rate, due September 4, 2019 (Tranche C)	—	—%	509.9	3.6%
CAD Term Loan, variable rate, due June 23, 2022	55.7	4.4%	—	—%
CAD Term Loan, variable rate, due December 17, 2019	—	—%	34.2	5.1%
Euro Term Loan, variable rate, due June 23, 2022	255.8	3.5%	—	—%
Euro Term Loan, variable rate, due September 4, 2019	—	—%	283.3	3.8%
5.75% Notes, due July 15, 2025	1,000.0	5.8%	—	—%
6.125% Notes, due December 15, 2024	250.0	6.1%	—	—%
6.375% Notes, due November 15, 2020	520.0	6.4%	520.0	6.4%
6.625% Notes, due November 15, 2022	570.0	6.6%	570.0	6.6%
6.75% Notes, due March 15, 2020	—	—%	300.0	6.8%
Revolver Facility, variable rate, expiring June 23, 2020	—	—%	—	—%
Other notes and obligations	45.9	4.9%	52.4	6.7%
Obligations under capital leases	88.2	5.7%	94.7	6.1%

Total debt	4,012.5		3,012.9
Unamortized discount on debt	(6.8)		(6.2)
Less current portion	(68.5)		(112.6)

Long-term debt, net of current portion	$3,937.2		$2,894.1

Debt held by SB/RH includes a loan with SBH of $34.7 million and $15.8 million as of September 30, 2015 and 2014, respectively.

The Company’s aggregate scheduled maturities of debt and capital lease obligations are as follows:

	SB/RH Holdings, LLC
	Capital Lease Obligations	Debt	Total
	(in millions)
2016	$7.3	$61.4	$68.7
2017	7.0	15.4	22.4
2018	6.3	15.4	21.7
2019	5.6	15.4	21.0
2020	5.5	15.4	20.9
Thereafter	56.5	3,801.3	3,857.8

Long-term debt	$88.2	$3,924.3	$4,012.5

Term Loans and Revolver Facility

On June 23, 2015, SBI entered into term loan facilities pursuant to a Senior Credit Agreement consisting of (i) a $1,450 million USD Term Loan due June 23, 2022, (ii) a $75 million CAD Term Loan due June 23, 2022 and (iii) a €300 million Euro Term Loan due June 23, 2022, (collectively, “Term Loans”) and (iv) entered into a

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

$500 million Revolver Facility due June 23, 2020 (the “Revolver”). The proceeds from the Term Loans and draws on the Revolver were used to repay SBI’s then-existing senior term credit facility, repay SBI’s outstanding 6.75% senior unsecured notes due 2020, repay and replace SBI’s then-existing asset based revolving loan facility, and to pay fees and expenses in connection with the refinancing and for general corporate purposes.

The Term Loans and Revolver are subject to variable interest rates, (i) the USD Term Loan is subject to either adjusted LIBOR (International Exchange London Interbank Offered Rate), subject to a 0.75% floor, plus 3.0% per annum, or base rate plus 2.0% per annum, (ii) the CAD Term Loan is subject to either CDOR (Canadian Dollar Offered Rate), subject to a 0.75% floor plus 3.5% per annum, or base rate plus 2.5% per annum, (iii) the Euro Term Loan is subject to either EURIBOR (Euro Interbank Offered Rate), subject to a 0.75% floor, plus 2.75% per annum, with no base rate option available and (iv) the Revolver is subject to either adjusted LIBOR plus 3.0% per annum, or base rate plus 2.0% per annum.

Subject to certain mandatory prepayment events, the Term Loans are subject to repayment according to scheduled amortizations, with the final payments of all amounts outstanding, plus accrued and unpaid interest, due at maturity. The Senior Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on SBI and its restricted subsidiaries’ ability to incur indebtedness, create liens, make investments, pay dividends or make certain other distributions, and merge or consolidate or sell assets, in each case subject to certain exceptions set forth in the Senior Credit Agreement. Additionally, the Senior Credit Agreement, solely with respect to the Revolver Facility, contains a financial covenant on the maximum net total leverage ratio that is tested on the last day of each fiscal quarter commencing with the fiscal quarter ended September 30, 2015. The Company was in compliance with all covenants as of September 30, 2015.

Pursuant to a guarantee agreement, SB/RH and the material wholly-owned domestic subsidiaries of SBI have guaranteed SBI’s obligations under the Senior Credit Agreement and related loan documents. Pursuant to a security agreement, SBI and such subsidiary guarantors have pledged substantially all of their respective assets to secure such obligations and, in addition, SB/RH has pledged the capital stock of SBI to secure such obligations. The Senior Credit Agreement also provides for customary events of default including payment defaults and cross-defaults to other material indebtedness.

The Term Loans were issued net of a $5.1 million discount, which is amortized with a corresponding charge to interest expense over the remaining life of the loans. The Company incurred $18.5 million of debt issuance costs of which $8.1 million was capitalized as debt issuance costs and the remainder of $10.4 million was recognized as interest expense during the year ended September 30, 2015. The Company recognized accelerated amortization of portions of the unamortized discount and unamortized debt issuance costs related to the then-existing Term Loans of $7.7 million.

In connection with the new Revolver Facility, the Company incurred $5.7 million of fees that were capitalized as debt issuance costs and are being amortized over the remaining life of the Revolver Facility. The Company recorded accelerated amortization of portions of the unamortized debt issuance costs related to the refinancing of the previous revolver facility totaling $1.1 million as an increase to interest expense during the year ended September 30, 2015. As of September 30, 2015, the Company had aggregate borrowing availability of $467.3 million, net of outstanding letters of credit of $32.7 million.

5.75% Notes

On May 20, 2015, in connection with the acquisition of the AAG Business, SBI issued $1,000 million aggregate principal amount of 5.75% Notes at par value, due July 15, 2025 (the “5.75% Notes”). The 5.75% Notes are guaranteed by SB/RH as well as by SBI’s existing and future domestic subsidiaries.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

SBI may redeem all or a part of the 5.75% Notes, at any time on or after July 15, 2020, at specified redemption prices. In addition, prior to July 15, 2020, SBI may redeem the notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. SBI is also entitled to redeem up to 35% of the aggregate principal amount of the notes before July 15, 2018 with an amount of cash equal to the net proceeds that SBI raises in equity offerings at specified redemption prices. Further, the indenture governing the 5.75% Notes (the “2025 Indenture”) requires SBI to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2025 Indenture.

The 2025 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2025 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2025 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 5.75% Notes. If any other event of default under the 2025 Indenture occurs and is continuing, the trustee for the 2025 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 5.75% Notes, may declare the acceleration of the amounts due under those notes.

The Company recorded $19.7 million of fees in connection with the offering of the 5.75% Notes during the year ended September 30, 2015, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 5.75% Notes.

6.125% Notes

On December 4, 2014, SBI issued $250 million aggregate principal amount of 6.125% Notes at par value, due December 15, 2024 (the”6.125% Notes”). The 6.125% Notes are guaranteed SB/RH, as well as by SBI’s existing and future domestic subsidiaries.

SBI may redeem all or a part of the 6.125% Notes, at any time on or after December 15, 2019, at specified redemption prices. Prior to December 15, 2019, SBI may redeem the notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. SBI is also entitled to redeem up to 35% of the aggregate principal amount of the notes before December 15, 2017 with an amount of cash equal to the net proceeds that SBI raises in equity offerings at specified redemption prices. Further, the indenture governing the 6.125% Notes (the “2024 Indenture”) requires SBI to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2024 Indenture.

The 2024 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2024 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2024 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 6.125% Notes. If any other event of default under the 2024 Indenture occurs and is continuing, the trustee for the 2024 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 6.125% Notes, may declare the acceleration of the amounts due under those notes.

The Company recorded $4.6 million of fees in connection with the offering of the 6.125% Notes during the year ended September 30, 2015, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 6.125% Notes.

6.375% Notes and 6.625% Notes

On December 17, 2012, in connection with the acquisition of HHI Business, the Company assumed $520 million aggregate principal amount of 6.375% Notes at par value, due November 15, 2020 (the “6.375% Notes”), and $570 million aggregate principal amount of 6.625% Notes at par value, due November 15, 2022 (the “6.625% Notes”). The 6.375% Notes and 6.625% Notes are unsecured and guaranteed by SB/RH, as well as by existing and future domestic restricted subsidiaries.

The Company may redeem all or a part of the 6.375% Notes and the 6.625% Notes, upon not less than 30 or more than 60 days notice, at specified redemption prices. Further, the indenture governing the 6.375% Notes and the 6.625% Notes (the “2020/22 Indenture”) requires the Company to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of the Company, as defined in such indenture.

The 2020/22 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2020/22 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2020/22 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 6.375% Notes and the 6.625% Notes. If any other event of default under the 2020/22 Indenture occurs and is continuing, the trustee for the 2020/22 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 6.375% Notes, or the 6.625% Notes, may declare the acceleration of the amounts due under those notes.

The Company recorded $12.9 million and $14.1 million of fees in connection with the offering of the 6.375% Notes and the 6.625% Notes, respectively during the year ended September 30, 2013 which were capitalized as debt issuance costs and amortized over the remaining lives of the 6.375% Notes and 6.625% Notes, respectively.

6.75% Notes

On June 23, 2015, SBI called the 6.75% Notes. In connection with the call, SBI paid the trustee principal, interest and a call premium sufficient to redeem the $300 million of 6.75% Notes outstanding. The trustee under the indenture governing the 6.75% Notes accepted those funds in trust for the benefit of the holders and has acknowledged the satisfaction and discharge of the 6.75% Notes and the indenture governing the 6.75% Notes.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

On July 23, 2015, the Trustee redeemed the 6.75% Notes. In connection with the redemption, the Company recognized $16.9 million of fees and expenses as interest expense and wrote off $4.1 million of debt issuance costs as a non-cash charge to interest expense for the year ended September 30, 2015.

NOTE 10—LEASES

The Company has leases primarily pertaining to land, buildings and equipment that expire at various times through July 2024. The Company’s minimum rent payments under operating leases are recognized on a straight-line basis over the term of the leases. Future minimum rental commitments under non-cancelable operating leases are as follows:

Amount
(in millions)
2016	$39.7
2017	34.8
2018	25.2
2019	19.2
2020	12.0
Thereafter	20.6

Total minimum lease payments	$151.5

Rent expense was $36.3 million, $40.8 million and $41.8 million for the years ended September 30, 2015, 2014 and 2013, respectively.

NOTE 11—DERIVATIVES

Derivative financial instruments are used by the Company principally in the management of its interest rate, foreign currency exchange rate and raw material price exposures. The Company does not hold or issue derivative financial instruments for trading purposes. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the effective portion of the derivative is reported as a component of Accumulated Other Comprehensive Income (“AOCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Cash Flow Hedges

Interest Rate Swaps. The Company uses interest rate swaps to manage its interest rate risk. The swaps are designated as cash flow hedges with the changes in fair value recorded in AOCI and as a derivative asset or liability, as applicable. The swaps settle periodically in arrears with the related amounts for the current settlement period payable to, or receivable from, the counter-parties included in accrued liabilities or receivables, respectively, and recognized in earnings as an adjustment to Interest expense from the underlying debt to which the swap is designated. As of September 30, 2015 and 2014, the Company had a series of U.S. dollar denominated interest rate swaps outstanding which effectively fix the interest on variable rate debt, exclusive of lender spreads, at 1.36% for a notional principal amount of $300.0 million through April 2017.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company’s interest rate swap derivative financial instruments at September 30, 2015 and 2014 are as follows:

	2015		2014
	Notional Amount	Remaining Years	Notional Amount	Remaining Years
	(in millions)
Interest rate swaps—fixed	$300.0	1.5	$300.0	2.5

Commodity Swaps. The Company is exposed to risk from fluctuating prices for raw materials, specifically zinc and brass used in its manufacturing processes. The Company hedges a portion of the risk associated with the purchase of these materials through the use of commodity swaps. The hedge contracts are designated as cash flow hedges with the fair value changes recorded in AOCI and as a hedge asset or liability, as applicable. The unrecognized changes in fair value of the hedge contracts are reclassified from AOCI into earnings when the hedged purchase of raw materials also affects earnings. The swaps effectively fix the floating price on a specified quantity of raw materials through a specified date. The Company had the following outstanding commodity swap contracts outstanding as of September 30, 2015 and 2014.

	2015		2014
	Notional	Contract Value	Notional	Contract Value
	(in millions, except notional)
Zinc swap contracts	10.8 Tons	$22.2	8.0 Tons	$17.4
Brass swap contracts	1.8 Ton	$8.5	0.6 Ton	$2.8

Foreign exchange contracts. The Company periodically enters into forward foreign exchange contracts to hedge the risk from forecasted foreign currency denominated third party and intercompany sales or payments. These obligations generally require the Company to exchange foreign currencies for U.S. Dollars, Euros, Pounds Sterling, Australian Dollars, Brazilian Reals, Mexican Pesos, Canadian Dollars or Japanese Yen. These foreign exchange contracts are cash flow hedges of fluctuating foreign exchange rates related to sales of product or raw material purchases. Until the sale or purchase is recognized, the fair value of the related hedge is recorded in AOCI and as a derivative asset or liability, as applicable. At the time the sale or purchase is recognized, the fair value of the related hedge is reclassified as an adjustment to Net Sales or Cost of Goods Sold, respectively. At September 30, 2015 and 2014, the Company had foreign exchange derivative contracts designated as cash flow hedges with a notional value of $300.6 million and $226.7 million, respectively.

Derivative Contracts Not Designated As Hedges for Accounting Purposes

Foreign exchange contracts. The Company periodically enters into forward and swap foreign exchange contracts to economically hedge the risk from third party and intercompany payments resulting from existing obligations. These obligations generally require the Company to exchange foreign currencies for U.S. Dollars, Canadian Dollars, Euros or Australian Dollars. These foreign exchange contracts are economic hedges of a related liability or asset recorded in the accompanying Consolidated Statements of Financial Position. The gain or loss on the derivative hedge contracts is recorded in earnings as an offset to the change in value of the related liability or asset at each period end. At September 30, 2015 and 2014, the Company had $126.8 million and $108.9 million, respectively, of notional value for such foreign exchange derivative contracts outstanding.

Commodity Swaps. The Company periodically enters into commodity swap contracts to economically hedge the risk from fluctuating prices for raw materials, specifically the pass-through of market prices for silver used in manufacturing purchased watch batteries. The Company hedges a portion of the risk associated with these

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

materials through the use of commodity swaps. The swap contracts are designated as economic hedges with the unrealized gain or loss recorded in earnings and as an asset or liability at each period end. The unrecognized changes in fair value of the hedge contracts are adjusted through earnings when the realized gains or losses affect earnings upon settlement of the hedges. The swaps effectively fix the floating price on a specified quantity of silver through a specified date. The Company had the following outstanding commodity swap contracts outstanding as of September 30, 2015 and 2014.

	2015		2014
	Notional	Contract Value	Notional	Contract Value
	(in millions, except notional)
Silver	25.0 troy oz.	$0.4	25.0 troy oz.	$0.4

Fair Value of Derivative Instruments

The fair value of the Company’s outstanding derivative instruments in the Consolidated Statements of Financial Position are as follows:

	Line Item	2015	2014
Derivative Assets		(in millions)
Interest rate swaps—designated as hedge	Deferred charges and other	$—	$0.6
Commodity swaps—designated as hedge	Receivables—Other	—	1.3
Foreign exchange contracts—designated as hedge	Receivables—Other	5.2	12.0
Foreign exchange contracts—designated as hedge	Deferred charges and other	0.4	0.3
Foreign exchange contracts—not designated as hedge	Receivables—Other	0.4	0.5

Total Derivative Assets		$6.0	$14.7

Derivative Liabilities
Interest rate swaps—designated as hedge	Other current liabilities	$1.4	$1.3
Interest rate swaps—designated as hedge	Accrued interest	0.4	0.4
Interest rate swaps—designated as hedge	Other long-term liabilities	0.8	—
Commodity swaps—designated as hedge	Accounts payable	4.7	0.2
Commodity swaps—designated as hedge	Other long-term liabilities	0.8	—
Commodity swaps—not designated as hedge	Accounts payable	0.1	0.1
Foreign exchange contracts—designated as hedge	Accounts payable	1.5	—
Foreign exchange contracts—not designated as hedge	Accounts payable	0.1	0.1

Total Derivative Liabilities		$9.8	$2.1

The Company is exposed to the risk of default by the counterparties with which it transacts and generally does not require collateral or other security to support financial instruments subject to credit risk. The Company monitors counterparty credit risk on an individual basis by periodically assessing each such counterparty’s credit rating exposure. The maximum loss due to credit risk equals the fair value of the gross asset derivatives that are concentrated with certain domestic and foreign financial institution counterparties. The Company considers these exposures when measuring its credit reserve on its derivative assets, which was less than $0.1 million for the years ended September 30, 2015 and 2014.

The Company’s standard contracts do not contain credit risk related contingent features whereby the Company would be required to post additional cash collateral as a result of a credit event. However, the Company is typically required to post collateral in the normal course of business to offset its liability positions.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

As of September 30, 2015 and 2014, there was $3.5 million and less than $0.1 million, respectively, of posted cash collateral related to such liability positions. In addition, as of September 30, 2015 and 2014, the Company had no posted standby letters of credit related to such liability positions. The cash collateral is included in Other Receivables within the Consolidated Statements of Financial Position.

The following table summarizes the impact of the effective and ineffective portions of cash flow hedges and the gain (loss) recognized in the Consolidated Statement of Operations for the years ended September 30, 2015, 2014 and 2013:

	Effective Portion
	Gain (Loss) in OCI	Reclassified to Earnings		Ineffective portion
For the year ended September 30, 2015		Line Item	Gain (Loss)	Line Item	Gain (Loss)
	(in millions)
Interest rate swaps	$(3.4)	Interest expense	$(1.9)	Interest expense	$—
Commodity swaps	(7.2)	Cost of goods sold	(0.7)	Cost of goods sold	—
Foreign exchange contracts	0.1	Net sales	0.1	Net sales	—
Foreign exchange contracts	21.8	Cost of goods sold	30.0	Cost of goods sold	—

Total	$11.3		$27.5		$—

	Effective Portion
	Gain (Loss) in OCI	Reclassified to Earnings		Ineffective portion
For the year ended September 30, 2014		Line Item	Gain (Loss)	Line Item	Gain (Loss)
	(in millions)
Interest rate swaps	$(1.6)	Interest expense	$(0.9)	Interest expense	$—
Commodity swaps	1.9	Cost of goods sold	0.8	Cost of goods sold	—
Foreign exchange contracts	0.1	Net sales	0.2	Net sales	—
Foreign exchange contracts	12.7	Cost of goods sold	(2.6)	Cost of goods sold	—

Total	$13.1		$(2.5)		$—

	Effective Portion
	Gain (Loss) in OCI	Reclassified to Earnings		Ineffective portion
For the year ended September 30, 2013		Line Item	Gain (Loss)	Line Item	Gain (Loss)
	(in millions)
Commodity swaps	$(2.6)	Cost of goods sold	$(0.6)	Cost of goods sold	$—
Foreign exchange contracts	0.9	Net sales	0.9	Net sales	—
Foreign exchange contracts	(0.3)	Cost of goods sold	0.6	Cost of goods sold	—

Total	$(2.0)		$0.9		$—

The unrealized loss on derivative contracts in Accumulated Other Comprehensive Loss expected to be recognized during the year ended September 30, 2016 is $2.8 million.

The following table summarizes the gain (loss) associated with derivative contracts not designated at hedges in the Consolidated Statements of Operations for the years ended September 30, 2015, 2014 and 2013.

	Line Item	2015	2014	2013
		(in millions)
Commodity swaps	Cost of goods sold	$(0.1)	$(0.1)	$(0.1)
Foreign exchange contracts	Other expense, net	$(2.5)	$3.1	(3.6)

Total		$(2.6)	$3.0	$(3.7)

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 12—EMPLOYEE BENEFIT PLANS

Pension Benefits

The Company has various defined benefit pension plans covering some of its employees in the United States and certain employees in other countries, primarily the United Kingdom and Germany. Plans generally provide benefits of stated amounts for each year of service. The Company funds its U.S. pension plans in accordance with the requirements of the defined benefit pension plans and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. Additionally, in compliance with the Company’s funding policy, annual contributions to non-U.S. defined benefit plans are equal to the actuarial recommendations or statutory requirements in the respective countries. The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented below. The Company also has various nonqualified deferred compensation agreements with certain of its employees. Under certain of these agreements, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management’s intent that life insurance contracts owned by the Company will fund these agreements. Under the remaining agreements, the Company has agreed to pay such deferred amounts in up to 15 annual installments beginning on a date specified by the employee, subsequent to retirement or disability, or to a designated beneficiary upon death.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following tables provide additional information on the Company’s pension plans as of September 30, 2015 and 2014:

	U.S. Plans		Non U.S. Plans
	2015	2014	2015	2014
	(in millions)
Changes in benefit obligation:
Benefit obligation, beginning of year	$70.9	$66.9	$196.2	$189.2
Obligations assumed from acquisitions	—	—	0.6	—
Transfer of obligation	—	—	(1.8)	—
Service cost	0.4	0.2	2.6	3.0
Interest cost	2.9	3.0	6.2	7.4
Actuarial (gain) loss	3.3	4.3	10.6	8.6
Curtailments	—	—	(0.9)	—
Participant contributions	—	—	—	0.1
Benefits paid	(3.6)	(3.5)	(11.8)	(6.2)
Foreign currency exchange rate changes	—	—	(17.3)	(5.9)

Benefit obligation, end of year	$73.9	$70.9	$184.4	$196.2

Changes in plan assets:
Fair value of plan assets, beginning of year	$62.4	$58.5	$126.5	$117.0
Actual return on plan assets	(1.2)	4.8	3.6	7.7
Employer contributions	0.6	2.6	7.8	10.3
Employee contributions	—	—	—	0.1
Benefits paid	(3.6)	(3.5)	(11.8)	(6.2)
Foreign currency exchange rate changes	—	—	(9.2)	(2.4)

Fair value of plan assets, end of year	$58.2	$62.4	$116.9	$126.5

Funded Status	$(15.7)	$(8.5)	$(67.5)	$(69.7)

Amounts recognized in statement of financial position
Deferred charges and other	$—	$—	$—	$1.7
Other accrued expenses	0.6	0.6	2.2	2.9
Other long-term liabilities	15.1	7.9	65.3	68.5
Accumulated other comprehensive income (loss)	(20.4)	(11.7)	(23.4)	(20.9)
Weighted average assumptions
Discount rate	4.25%	4.15%	1.75 - 13.81%	2.00 - 13.50%
Expected return on plan assets	7.25%	7.50%	3.50 - 5.26%	2.00 - 5.26%
Rate of compensation increase	N/A	N/A	2.25 - 5.50%	2.25 - 5.50%

Amounts reclassified from Accumulated Other Comprehensive Loss associated with employee benefit plan costs and recognized on the Company’s Consolidated Statements of Operations for the years ended September 30, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
	(in millions)
Cost of goods sold	$0.6	$0.6	$1.5
Selling expenses	0.3	0.3	(0.6)
General and administrative expenses	0.5	0.5	0.4

Amounts reclassified from accumulated other comprehensive loss	$1.4	$1.4	$1.3

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The net loss in Accumulated Other Comprehensive Loss expected to be recognized during the year ended September 30, 2016 is $2.4 million.

The following table contains the components of net periodic benefit cost for the years ended September 30, 2015, 2014 and 2013:

	U.S. Plans			Non U.S. Plans
	2015	2014	2013	2015	2014	2013
	(in millions)
Service cost	$0.4	$0.2	$0.2	$2.6	$3.0	$2.8
Interest cost	2.9	3.0	2.8	6.2	7.4	7.1
Expected return on assets	(4.5)	(4.1)	(3.7)	(5.2)	(5.8)	(5.0)
Curtailment	—	—	—	0.7	(0.1)	(0.7)
Recognized net actuarial loss	0.2	0.1	1.2	1.3	1.4	0.9

Net periodic benefit cost	$(1.0)	$(0.8)	$0.5	$5.6	$5.9	$5.1

Weighted average assumptions
Discount rate	4.15%	4.65%	3.75%	2.00 - 13.50%	2.25 - 12.50%	1.75 - 13.00%
Expected return on plan assets	7.50%	7.75%	7.75%	2.00 - 5.26%	4.00 - 5.76%	3.60 - 5.00%
Rate of compensation increase	N/A	N/A	N/A	2.25 - 5.50%	2.25 - 5.50%	2.25 - 5.50%

The discount rate is used to calculate the projected benefit obligation. The discount rate used is based on the rate of return on government bonds as well as current market conditions of the respective countries where the plans are established. The expected return on plan assets is based on the Company’s expectation of the long-term average rate of return of the capital market in which the plans invest. The expected return reflects the target asset allocations and considers the historical returns earned for each asset category.

The Company has established formal investment policies for the assets associated with these plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset/liability studies. The investment policies permit variances from the targets within certain parameters. The plan assets currently do not include holdings of the Company’s common stock.

Below is a summary allocation of all pension plan assets as of September 30, 2015 and 2014:

	U.S. Plans		Non U.S. Plans
Asset Type	2015	2014	2015	2014
Equity Securities	63%	61%	6%	6%
Fixed Income Securities	35%	37%	25%	22%
Other	2%	2%	69%	72%

Total	100%	100%	100%	100%

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The fair value of pension plan assets by asset category as of September 30, 2015 and 2014 are as follows:

As of September 30, 2015	Level 1	Level 2	Level 3	Total
	(in millions)
Equity Securities
U.S. equity securities	$18.6	$7.1	$—	$25.7
Foreign equity securities	10.5	6.2	—	16.7
Debt Securities
U.S. bonds	18.2	1.3	—	19.5
Foreign bonds	3.0	15.1	—	18.1
Foreign government bonds	—	11.2	—	11.2
Real estate	1.2	6.0	—	7.2
Life insurance contracts	—	35.5	—	35.5
Other	—	33.1	—	33.1
Foreign cash & cash equivalents	8.1	—	—	8.1

Total plan assets	$59.6	$115.5	$—	$175.1

As of September 30, 2014	Level 1	Level 2	Level 3	Total
	(in millions)
Equity Securities
U.S. equity securities	$19.9	$7.1	$—	$27.0
Foreign equity securities	11.1	7.6	—	18.7
Debt Securities
U.S. bonds	4.0	15.2	—	19.2
Foreign bonds	3.1	20.5	—	23.6
Foreign government bonds	—	8.5	—	8.5
Real estate	1.3	5.9	—	7.2
Life insurance contracts	—	37.7	—	37.7
Other	—	38.7	—	38.7
Foreign cash & cash equivalents	6.4	1.9	—	8.3

Total plan assets	$45.8	$143.1	$—	$188.9

The following benefit payments are expected to be paid:

	U.S. Plans	Non U.S. Plans
	(in millions)
2016	$3.9	$5.4
2017	3.8	5.7
2018	4.0	6.1
2019	4.2	6.9
2020	4.2	6.8
2021-2025	21.5	39.4

Other Postretirement Benefits

Under the Rayovac postretirement plan, the Company provides certain health care and life insurance benefits to eligible retired employees. Participants earn retiree health care benefits after reaching age 40 over the

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

next 10 succeeding years of service, and remain eligible until reaching age 65. The plan is contributory; retiree contributions have been established as a flat dollar amount with contribution rates expected to increase at the active medical cost trend rate. The plan is unfunded. The Company is amortizing the transition obligation over a 20-year period. The projected benefit obligation as of September 30, 2015 and 2014 was $0.4 million and recognized as Other Long-Term Liabilities in the Consolidated Statements of Financial Position. Net periodic cost was less than $0.1 million for the years ended September 30, 2015, 2014, and 2013.

Defined Contribution Plans

The Company sponsors a defined contribution pension plan for its domestic salaried employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company also sponsors defined contribution pension plans for employees of certain foreign subsidiaries. Company contributions charged to operations, including discretionary amounts, for the years ended September 30, 2015, 2014 and 2013 were $11.2 million, $12.3 million, and $11.1 million.

NOTE 13—INCOME TAXES

Income tax expense was calculated based upon the following components of income (loss) from operations before income taxes for the years ended September 30, 2015, 2014, and 2013:

	SB/RH Holdings, LLC
	2015	2014	2013
	(in millions)
United States	$9.8	$83.3	$(204.3)
Outside the United States	189.9	192.8	184.2

Income (loss) from operations before income taxes	$199.7	$276.1	$(20.1)

The components of income tax expense for the years ended September 30, 2015, 2014 and 2013 are as follows:

	SB/RH Holdings, LLC
	2015	2014	2013
	(in millions)
Current tax expense:
U.S. Federal	$3.6	$6.2	$—
Foreign	40.4	46.6	47.7
State and local	4.5	4.3	1.3

Total current tax expense	48.5	57.1	49.0
Deferred tax expense:
U.S. Federal	(12.3)	19.7	(23.4)
Foreign	11.2	(8.2)	2.2
State and local	(3.5)	(9.6)	(0.4)

Total deferred tax expense	(4.6)	1.9	(21.6)

Income tax expense	$43.9	$59.0	$27.4

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following reconciles the total income tax expense, based on the U.S. Federal statutory income tax rate of 35%, with the Company’s recognized income tax expense:

	SB/RH Holdings, LLC
	2015	2014	2013
	(in millions)
U.S. Statutory federal income tax expense (benefit)	$69.9	$96.6	$(7.1)
Permanent items	5.2	4.6	10.1
Foreign statutory rate vs. U.S. statutory rate	(33.8)	(28.7)	(25.1)
State income taxes, net of federal effect	1.7	5.4	(11.7)
Residual tax on foreign earnings	24.8	90.9	(7.0)
Investment in foreign subsidiary	(23.3)	—	—
Purchase accounting benefit	(22.8)	—	(49.8)
Change in valuation allowance	0.5	(116.5)	111.6
Unrecognized tax expense	(1.2)	0.5	4.0
Foreign tax law changes	—	(7.6)	—
Nondeductible share based compensation	2.3	1.4	1.7
Adjustment to prior year NOLs	14.4	—	—
Return to provision adjustments and other, net	6.2	12.4	0.7

Income tax expense	$43.9	$59.0	$27.4

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2015 and 2014 are as follows:

	SB/RH Holdings, LLC
	2015	2014
	(in millions)
Deferred tax assets
Employee benefits	$60.9	$57.0
Restructuring	4.1	7.0
Inventories and receivables	35.2	24.9
Marketing and promotional accruals	14.4	16.0
Prepaid royalty	6.3	6.6
Property, plant and equipment	11.6	7.0
Unrealized losses	2.7	0.3
Intangibles	6.1	6.7
Investment in non-US subsidiaries	23.3	—
Net operating loss and credit carry forwards	441.6	502.1
Other	32.6	19.2

Total deferred tax assets	638.8	646.8
Deferred tax liabilities
Property, plant and equipment	27.1	22.6
Unrealized gains	18.6	21.2
Intangibles	840.8	728.0
Taxes on unremitted foreign earnings	2.4	2.6
Other	16.3	15.0

Total deferred tax liabilities	905.2	789.4

Net deferred tax liabilities	(266.4)	(142.6)
Valuation allowance	(296.8)	(326.7)

Net deferred tax liabilities, net valuation allowance	$(563.2)	$(469.3)

Reported as:
Prepaid expenses and other	$44.7	$36.7
Deferred charges and other	3.7	10.0
Other current liabilities	(4.6)	(2.8)
Deferred taxes (noncurrent liability)	(607.0)	(513.2)

During the fourth quarter of the year ended September 30, 2015, the Company recognized $23.3 million of deferred tax assets related to its investment in one of its foreign subsidiaries because it is expected to reverse in the foreseeable future. The Company also recorded a $14.4 million reduction in its net operating loss deferred tax assets, with a corresponding reduction in the valuation allowance, to reflect losses used as a result of prior year adjustments.

To the extent necessary, the Company intends to utilize earnings of foreign subsidiaries in order to support management’s plans to voluntarily accelerate pay down of U.S. debt, fund distributions to shareholders, fund U.S. acquisitions and satisfy ongoing U.S. operational cash flow requirements. As a result, current and certain prior period earnings of the Company’s non-U.S. subsidiaries are generally not considered to be permanently reinvested, except in jurisdictions where repatriation is either precluded or restricted by law. The Company

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

annually estimates the available earnings, permanent reinvestment classification and the availability of and management’s intent to use alternative mechanisms for repatriation for each jurisdiction in which the Company does business. Accordingly, the Company is providing residual U.S. and foreign deferred taxes on these earnings to the extent they cannot be repatriated in a tax-free manner. The Company has provided residual taxes on $37.5 million of distributions from foreign earnings for the year ended September 30, 2015 with no earnings not yet taxed in the U.S. resulting in a decrease in income tax expense of $0.3 million. The Company has provided residual taxes on $190.5 million of distributions from foreign earnings for the year ended September 30, 2014 with $3.1 million of earnings not yet taxed in the U.S. resulting in an increase in income tax expense of $0.1 million. For the year ended September 30, 2014, $178.7 million of the distributions related to one-time internal restructuring and external debt refinancing activities. Remaining undistributed earnings of the Company’s foreign operations are $183.8 million at September 30, 2015, and are intended to remain permanently invested. Accordingly, no residual income taxes have been provided on those earnings. If at some future date these earnings cease to be permanently invested, the Company may be subject to U.S. income taxes and foreign withholding and other taxes on such amounts, which cannot be reasonably estimated at this time.

As of September 30, 2015, the Company has U.S. federal net operating loss carryforwards (“NOLs”) of $894.5 million with a federal tax benefit of $313.1 million and tax benefits related to state NOLs of $68.7 million and capital loss carryforwards of $14.2 million with a federal and state tax benefit of $5.4 million. The Company has an additional $59.6 million of federal and state NOLs for which benefits will be recorded to Additional Paid-in Capital when these carryforwards are used. These NOLs expire through years ending in 2035. As of September 30, 2015, the Company has foreign NOLs of $127.6 million which will expire beginning in the Company’s fiscal year ending September 30, 2016. Certain of the foreign NOLs have indefinite carryforward periods. The Company is subject to an annual limitation on the use of its NOLs that arose prior to its emergence from bankruptcy in the fiscal year ended September 30, 2009. The Company has had multiple changes of ownership, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, that subject the Company’s U.S. federal and state NOLs and other tax attributes to certain limitations. The annual limitation is based on a number of factors including the value of the Company’s stock (as defined for tax purposes) on the date of the ownership change, its net unrealized gain position on that date, the occurrence of realized gains in years subsequent to the ownership change and the effects of subsequent ownership changes (as defined for tax purposes), if any. Due to these limitations, the Company estimates, as of September 30, 2015, that $272.9 million of the total U.S. federal NOLs with a federal tax benefit of $95.5 million and $16.7 million of the tax benefit related to state NOLs will expire unused even if the Company generates sufficient income to otherwise use all of its NOLs. In addition, separate return year limitations apply to limit the Company’s utilization of the acquired Russell Hobbs U.S. federal and state NOLs to future income of the Russell Hobbs subgroup. The Company also projects, as of September 30, 2015, that $29.4 million of foreign NOLs will not be used. The Company has provided a full valuation allowance against these deferred tax assets.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. As of September 30, 2015, the valuation allowance was $305.4 million, of which $268.7 million is related to U.S. net deferred tax assets and $36.7 million is related to foreign net deferred tax assets. As of September 30, 2014, the valuation allowance was $333.1 million, of which $299.1 million related to U.S. net deferred tax assets and $34.0 million related to foreign net deferred tax assets. During the year ended September 30, 2015, the Company decreased its valuation allowance for deferred tax assets by $27.7 million, of which $30.4 million related to a decrease in valuation allowance against U.S. net deferred tax asset and $2.7 million related to an increase in the valuation allowance against foreign net deferred tax asset. As a result of the AAG acquisition, the Company reversed $22.8 million of U.S. valuation allowance during the year ended September 30, 2015. The reversal was attributable to $22.8 million of net deferred tax liabilities recorded on the

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AAG acquisition balance sheet which offset other U.S net deferred tax assets. During the year ended September 30, 2015, the Company recorded valuation allowances of $17.0 million against the deferred tax assets of various Latin America entities as it is more likely than not that the Company will not obtain tax benefits from these assets. During the year ended September 30, 2014, the Company decreased its valuation allowance for deferred tax assets by $121.5 million, of which $122.6 million related to a decrease in the valuation allowance against U.S. net deferred tax assets and $1.1 million related to an increase in the valuation allowance against foreign net deferred tax assets. As a result of the one time internal restructuring and debt refinancing activities, the Company reversed $62.6 million of U.S. valuation allowance during the year ended September 30, 2014. As a result of the purchase of HHI Business, the Company reversed $49.8 million of U.S. valuation allowance during the year ended September 30, 2013. The reversal was attributable to $49.8 million of net deferred tax liabilities recorded on the HHI Business purchase accounting balance sheet which offset other U.S. net deferred tax assets.

The total amount of unrecognized tax benefits at September 30, 2015 and 2014 are $14.1 million and $11.3 million, respectively. If recognized in the future, $11.4 million of the unrecognized tax benefits as of September 30, 2015 will impact the effective tax rate and $2.7 million of unrecognized tax benefits would create deferred tax assets against which the Company would have a full valuation allowance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2015 and 2014 the Company had $2.8 million and $3.5 million, respectively, of accrued interest and penalties related to uncertain tax positions. The impact on income tax expense related to interest and penalties for the years ended September 30, 2015, 2014 and 2013 was a net increase of $0.9 million, a net increase of $1.1 million and a net decrease of less than $0.1 million, respectively. The following table summarizes the changes to the amount of unrecognized tax benefits for the years ended September 30, 2015, 2014 and 2013:

	2015	2014	2013
	(in millions)
Unrecognized tax benefits, beginning of year	$11.3	$13.8	$5.9
Gross increase—tax positions in prior period	4.1	1.5	9.1
Gross decrease—tax positions in prior period	(1.9)	(1.4)	(0.3)
Gross increase—tax positions in current period	1.8	0.7	0.5
Settlements	(0.9)	(2.5)	(0.1)
Lapse of statutes of limitations	(0.3)	(0.8)	(1.3)

Unrecognized tax benefits, end of year	$14.1	$11.3	$13.8

The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions and is subject to ongoing examination by the various taxing authorities. The Company’s major taxing jurisdictions are the U.S., United Kingdom and Germany. In the U.S., federal tax filings for years prior to and including the Company’s fiscal year ended September 30, 2011 are closed. However, the federal NOLs from the Company’s fiscal years ended September 30, 2011 and prior are subject to Internal Revenue Service (“IRS”) examination until the year that such net operating loss carryforwards are utilized and those years are closed for audit. Filings in various U.S. state and local jurisdictions are also subject to audit and to date no significant audit matters have arisen. As of September 30, 2015, certain of the Company’s legal entities are undergoing income tax audits. The Company cannot predict the ultimate outcome of the examinations; however, it is reasonably possible that during the next twelve months some portion of previously unrecognized tax benefits could be recognized.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 14—RELATED PARTIES

The Company is subject to a stockholder agreement, dated February 9, 2010 (“Stockholder Agreement”), with its majority shareholder, HRG Group, Inc. (“HRG”), which provides certain protective provisions in favor of minority stockholders and provides certain rights and imposes certain obligations on HRG and its affiliates, including:

•	for so long as the HRG and their affiliates beneficially own 40% or more of the outstanding voting securities of the Company, HRG and the Company will cooperate to ensure, to the greatest extent possible, the continuation of the structure of the Company’s board of directors as described in the Stockholder Agreement;

•	HRG will not effect any transfer of equity securities of the Company to any person that would result in such person and its affiliates owning 40% or more of the outstanding voting securities of the Company, unless specified conditions are met; and

•	HRG will be granted certain access and informational rights with respect to the Company and its subsidiaries.

Certain provisions of the Stockholder Agreement terminate on the date on which the HRG no longer constitutes a Significant Stockholder (as defined in the Stockholder Agreement). The Stockholder Agreement terminates when any person, including HRG, acquires 90% or more of the outstanding voting securities of the Company.

HRG and the Company also entered into a registration rights agreement, dated as of February 9, 2010 (the “Registration Rights Agreement”), pursuant to which HRG and its affiliates have, among other things and subject to the terms and conditions set forth therein, certain demand and so-called “piggy back” registration rights with respect to their shares of the Company’s common stock.

Jefferies LLC (“Jefferies”), a wholly owned subsidiary of Leucadia National Corporation, which through subsidiaries beneficially owns more than 10% of the outstanding common stock of HRG, which in turn owned 58% of the Company’s outstanding common stock as of September 30, 2015, acted as (i) one of the initial purchasers for SBI’s offering of $1.0 billion of its 5.75% Notes due 2025, for which Jefferies received $2.6 million in discounts, commissions and reimbursements of expenses , (ii) one of the underwriters for the Company’s $575 million offering of common stock in May 2015, for which Jefferies received $1.5 million in discounts, commissions and reimbursements of expenses, and (iii) one of the financing institutions that committed to provide “back stop” bridge facilities in an aggregate amount of $1.5 billion in connection with the financing of the AAG acquisition, for which Jefferies received $2.1 million in fees and reimbursements of expenses.

NOTE 15—SHARE BASED COMPENSATION

On October 21, 2010, the Board adopted the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (the “Equity Plan”). During the year ended September 30, 2014, the Equity Plan was amended to increase the number of shares issuable under the Equity Plan to 5,626 shares of common stock of the Company, net of cancellations.

The Company measures the compensation expense of its stock-based compensation awards, which consist of restricted stock units (“RSUs”), based on the fair value of the awards at the date of grant, and recognizes these costs on a straight line basis over the requisite service period of the awards. The fair value of the RSUs is determined based on the market price of the Company’s shares of common stock on the grant date.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

During the year ended September 30, 2015, the Company granted 0.6 million RSUs, which include 0.1 million units that vested immediately or within 12 months, 0.2 unit million units that vest over a one year period, and 0.3 million units that are performance-based and vest within a two-year period. During the year ended September 30, 2014, the Company granted 0.7 million RSUs, which include 0.3 million units that vested immediately or within 12 months, 0.1 million units that vest over a one year period and 0.3 million units that are performance-based and vest within a two year period. During the year ended September 30, 2013, the Company granted 0.7 million RSUs, which include 0.1 million that vest over a one year period and 0.6 million that are both performance and time-based and vest over a one year performance-based period followed by a one year time-based period.

Share based compensation expense recognized by SB/RH during the years ended September 30, 2015, 2014 and 2013 was $41.8 million, $44.9 million and $43.1 million, respectively. Share based compensation expense is recognized as General and Administrative Expenses on the Consolidated Statements of Operations. The remaining unamortized compensation cost related to non-vested restricted stock units at September 30, 2015 is $23.2 million for SB/RH. The following is a summary of the RSU activity for the years ended September 30, 2015, 2014 and 2013:

	SB/RH Holdings, LLC
	Shares	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
	(in millions, except per share data)
Non-vested restricted stock units at September 30, 2012	1.9	$28.45	$54.9
Granted	0.7	46.18	31.3
Forfeited	(0.3)	30.36	(9.1)
Vested	(1.2)	28.19	(34.0)

Non-vested restricted stock units at September 30, 2013	1.1	39.12	$43.1
Granted	0.6	75.82	48.6
Forfeited	—	69.33	(0.4)
Vested	(0.9)	39.34	(36.7)

Non-vested restricted stock units at September 30, 2014	0.8	67.90	$54.6
Granted	0.5	93.12	42.3
Forfeited	(0.1)	85.16	(5.3)
Vested	(0.7)	68.98	(49.5)

Non-vested restricted stock units at September 30, 2015	0.5	87.71	$42.1

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 16—ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in the components of accumulated other comprehensive income (loss), net of taxes, was as follows:

	Foreign Currency Translation	Derivative Hedging	Employee Benefit Plans	Total
	(in millions)
Year Ended September 30, 2013
Accumulated other comprehensive (loss) income, as of September 30, 2012	$(0.2)	$0.2	$(33.4)	$(33.4)
Other comprehensive (loss) income before reclassification	(6.6)	(2.0)	8.1	(0.5)
Amounts reclassified from accumulated other comprehensive (loss) income	—	(0.9)	1.3	0.4

Other comprehensive (loss) income	(6.6)	(2.9)	9.4	(0.1)
Deferred tax effect	—	(0.2)	(5.1)	(5.3)
Deferred tax valuation allowance	—	0.6	(0.1)	0.5

Other comprehensive (loss) income, net of tax	(6.6)	(2.5)	4.2	(4.9)
Other comprehensive (loss) income attributable to non-controlling interest	0.2	—	—	0.2

Other comprehensive (loss) income attributable to controlling interest	(6.8)	(2.5)	4.2	(5.1)

Accumulated other comprehensive (loss) income, as of September 30, 2013	(7.0)	(2.3)	(29.2)	(38.5)
Year Ended September 30, 2014
Other comprehensive (loss) income before reclassification	(32.6)	13.1	(6.6)	(26.1)
Amounts reclassified from accumulated other comprehensive income (loss)	—	2.6	1.4	4.0

Other comprehensive (loss) income, year ended September 30, 2014	(32.6)	15.7	(5.2)	(22.1)
Deferred tax effect	—	(4.2)	2.9	(1.3)
Deferred tax valuation allowance	—	—	(1.3)	(1.3)

Other comprehensive (loss) income, net of tax	(32.6)	11.5	(3.6)	(24.7)
Other comprehensive income (loss) attributable to non-controlling interest	(0.1)	—	—	(0.1)

Other comprehensive income (loss) attributable to controlling interest	(32.5)	11.5	(3.6)	(24.6)

Accumulated other comprehensive income (loss), September 30, 2014	(39.5)	9.2	(32.8)	(63.1)
Year Ended September 30, 2015
Other comprehensive (loss) income before reclassification	(113.0)	11.3	(12.9)	(114.6)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(27.5)	1.4	(26.1)

Other comprehensive (loss) income, year ended September 30, 2015	(113.0)	(16.2)	(11.5)	(140.7)
Deferred tax effect	—	5.2	3.9	9.1
Deferred tax valuation allowance	—	(2.2)	(3.4)	(5.6)

Other comprehensive (loss) income, net of tax	(113.0)	(13.2)	(11.0)	(137.2)
Other comprehensive income (loss) attributable to non-controlling interest	(0.2)	—	—	(0.2)

Other comprehensive income (loss) attributable to controlling interest	(112.8)	(13.2)	(11.0)	(137.0)

Accumulated other comprehensive income (loss), September 30, 2015	$(152.3)	$(4.0)	$(43.8)	$(200.1)

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

See Note 11, “Derivatives” for further detail on the Company’s derivative hedging activity. See Note 12, “Employee Benefit Plans” for further detail over the Company’s defined benefit plans.

NOTE 17—COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various litigation matters generally arising out of the ordinary course of business. The Company does not believe that any of the matters or proceedings presently pending will have a material adverse effect on its results of operations, financial condition, liquidity or cash flows.

The Company has provided for the estimated costs of $4.4 million and $4.6 million, as of September 30, 2015 and 2014, respectively, associated with environmental remediation activities at some of its current and former manufacturing sites. The Company believes that any additional liability in excess of the amounts provided that may result from resolution of these matters, will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 18—SEGMENT INFORMATION

The Company identifies its segments using the “management approach,” which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. The Company manufactures, markets and/or distributes multiple product lines through various distribution networks, and in multiple geographic regions. The Company manages its business in five vertically integrated, product-focused reporting segments: (i) Global Batteries & Appliances, which consists of the Company’s worldwide battery, electric personal care and small appliances; (ii) Hardware & Home Improvement, which was established through the HHI acquisition on December 21, 2012 and consists of the Company’s worldwide hardware, home improvement and plumbing business; (iii) Global Pet Supplies, which consists of the Company’s worldwide pet supplies business; (iv) Home and Garden, which consists of the Company’s home and garden and insect control business and (v) Global Auto Care, which was established through the AAG acquisition on May 21, 2015 and consists of the Company’s automotive appearance and performance products. Global strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives, and has a general manager responsible for the sales and marketing initiatives and financial results for product lines within the segment.

Net sales relating to the segments for the years ended September 30, 2015, 2014 and 2013 are as follows:

	SB/RH Holdings, LLC
Net sales to external customers	2015	2014	2013
	(in millions)
Consumer batteries	$829.5	$957.8	$931.6
Small appliances	734.6	730.8	740.3
Personal care	528.1	542.1	531.7

Global Batteries & Appliances	2,092.2	2,230.7	2,203.6
Hardware & Home Improvement	1,205.5	1,166.0	869.6
Global Pet Supplies	758.2	600.5	621.9
Home and Garden	474.0	431.9	390.5
Global Auto Care	160.5	—	—

Net sales	$4,690.4	$4,429.1	$4,085.6

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Segment profit does not include corporate expenses, acquisition and integration related charges, restructuring and related charges, impairment charges, interest expense, income tax expense, and other non-operating expenses. Corporate expenses primarily include general and administrative expenses and the costs of stock compensation plans which are evaluated on a consolidated basis and not allocated to the segments. Segment profit in relation to the Company’s reportable segments for the years ended September 30, 2015, 2014 and 2013 is as follows:

	SB/RH Holdings, LLC
Segment Profit	2015	2014	2013
	(in millions)
Global Batteries & Appliances	$240.8	$256.5	$237.5
Hardware & Home Improvement	185.2	172.2	88.7
Global Pet Supplies	83.9	82.4	91.1
Home and Garden	111.2	89.3	78.5
Global Auto Care	21.8	—	—

Total segment profit	642.9	600.4	495.8
Corporate expense	74.9	72.9	60.5
Acquisition and integration related charges	58.8	20.1	48.4
Restructuring and related charges	28.7	22.9	34.0
Interest expense	271.9	202.1	369.5
Other non-operating expenses, net	8.9	6.3	3.5

Income (loss) from operations before income taxes	$199.7	$276.1	$(20.1)

Other financial information relating to the Company’s segments is as follows for the years ended September 30, 2015, 2014 and 2013 and as of September 30, 2015 and 2014:

	SB/RH Holdings, LLC
Depreciation and amortization	2015	2014	2013
	(in millions)
Global Batteries & Appliances	$71.0	$73.1	$67.2
Hardware & Home Improvement	39.4	40.4	31.4
Global Pet Supplies	39.7	31.5	29.6
Home and Garden	13.3	12.6	11.7
Global Auto Care	6.6	—	—

Total segments	170.0	157.6	139.9
Corporate	—	—	—

Total depreciation and amortization	$170.0	$157.6	$139.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	SB/RH Holdings, LLC
Capital expenditures	2015	2014	2013
	(in millions)
Global Batteries & Appliances	$48.9	$40.3	$47.9
Hardware & Home Improvement	16.3	21.2	23.4
Global Pet Supplies	10.4	5.3	8.3
Home and Garden Business	12.3	6.5	2.4
Global Auto Care	1.2	—	—

Total segment capital expenditures	89.1	73.3	82.0
Corporate	—	—	—

Total capital expenditures	$89.1	$73.3	$82.0

	SB/RH Holdings, LLC
Segment total assets	2015	2014
	(in millions)
Global Batteries & Appliances	$2,080.4	$2,152.0
Hardware & Home Improvement	1,619.9	1,629.0
Global Pet Supplies	1,125.2	890.4
Home and Garden	530.9	526.6
Global Auto Care	1,543.1	—

Total segment assets	6,899.5	5,198.0
Corporate	398.4	313.3

Total assets	$7,297.9	$5,511.3

Net sales for the years ended September 30, 2015, 2014 and 2013 and long-lived asset information as of September 30, 2015 and 2014 by geographic area are as follows:

	SB/RH Holdings, LLC
Net sales to external parties—Geographic Disclosure	2015	2014	2013
	(in millions)
United States	$2,907.9	$2,640.7	$2,404.4
Europe/MEA	1,049.8	970.4	910.0
Latin America	381.5	414.3	389.7
North America—Other	164.0	196.0	192.3
Asia-Pacific	187.2	207.7	189.2

Net sales	$4,690.4	$4,429.1	$4,085.6

	SB/RH Holdings, LLC
Long-lived assets—Geographic Disclosure	2015	2014
	(in millions)
United States	$311.1	$269.1
Europe/MEA	139.2	92.0
Latin America	14.6	23.6
North America—Other	2.4	3.9
Asia-Pacific	39.8	40.3

Total long-lived assets	$507.1	$428.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 19—GUARANTOR STATEMENTS

SBI and SB/RH (collectively, the “Parent”), with their domestic subsidiaries as guarantors, has issued the 6.375% Notes and the 6.625% Notes under the 2020/22 Indenture, 6.125% Notes under the 2024 Indenture and the 5.75% Notes under the 2025 Indenture. See Note 9, “Debt” for further information on the 6.375% Notes, 6.625% Notes, 6.125% Notes and 5.75% Notes.

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following consolidating financial statements illustrate the components of the consolidated financial statements of SB/RH. Investments in subsidiaries are accounted for using the equity method for purposes of illustrating the consolidating presentation. The elimination entries presented herein eliminate investments in subsidiaries and intercompany balances and transactions.

Statement of Financial Position As of September 30, 2015	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$13.0	$8.6	$226.3	$—	$247.9
Trade receivables, net	175.8	94.9	228.1	—	498.8
Intercompany receivables	152.0	713.8	225.0	(1,090.8)	—
Other receivables	14.3	11.2	62.4	—	87.9
Inventories	410.3	95.7	291.8	(17.0)	780.8
Prepaid expenses and other	57.9	15.7	40.5	2.7	116.8

Total current assets	823.3	939.9	1,074.1	(1,105.1)	1,732.2
Property, plant and equipment, net	235.2	60.7	211.2	—	507.1
Long-term intercompany receivables	2.8	357.7	15.4	(375.9)	—
Deferred charges and other	237.2	0.6	27.8	(164.0)	101.6
Goodwill	910.7	1,154.0	412.0	—	2,476.7
Intangible assets, net	1,402.4	646.6	431.3	—	2,480.3
Investments in subsidiaries	3,150.1	1,095.9	(2.9)	(4,243.1)	—

Total assets	$6,761.7	$4,255.4	$2,168.9	$(5,888.1)	$7,297.9

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$53.4	$—	$15.1	$—	$68.5
Accounts payable	281.1	45.9	293.6	—	620.6
Intercompany accounts payable	449.4	—	28.5	(477.9)	—
Accrued wages and salaries	40.3	10.0	46.2	—	96.5
Accrued interest	63.2	—	0.1	—	63.3
Other current liabilities	84.5	21.8	110.6	(0.4)	216.5

Total current liabilities	971.9	77.7	494.1	(478.3)	1,065.4
Long-term debt, net of current portion	3,913.9	—	23.3	—	3,937.2
Long-term intercompany debt	16.8	578.7	392.6	(988.1)	—
Deferred income taxes	241.2	440.2	89.6	(164.0)	607.0
Other long-term liabilities	33.3	8.8	73.4	—	115.5

Total liabilities	5,177.1	1,105.4	1,073.0	(1,630.4)	5,725.1
Shareholder’s equity:
Other equity	1,981.7	1,129.2	34.7	(1,175.7)	1,969.9
Accumulated (deficit) earnings	(246.7)	2,139.8	1,176.1	(3,315.9)	(246.7)
Accumulated other comprehensive (loss) income	(200.2)	(175.1)	(171.0)	346.2	(200.1)

Total shareholder’s equity	1,534.8	3,093.9	1,039.8	(4,145.4)	1,523.1
Non-controlling interest	49.8	56.1	56.1	(112.3)	49.7

Total equity	1,584.6	3,150.0	1,095.9	(4,257.7)	1,572.8

Total liabilities and shareholder’s equity	$6,761.7	$4,255.4	$2,168.9	$(5,888.1)	$7,297.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Financial Position As of September 30, 2014	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$4.8	$11.2	$176.9	$—	$192.9
Trade receivables, net	48.3	157.6	233.1	—	439.0
Intercompany receivables	106.9	937.3	587.0	(1,631.2)	—
Other receivables	2.3	8.3	65.7	—	76.3
Inventories	77.7	313.0	240.4	(6.6)	624.5
Prepaid expenses and other	9.1	48.7	41.0	1.4	100.2

Total current assets	249.1	1,476.1	1,344.1	(1,636.4)	1,432.9
Property, plant and equipment, net	137.7	115.3	175.9	—	428.9
Long-term intercompany receivables	0.7	107.3	41.6	(149.6)	—
Goodwill	67.7	1,030.7	371.2	—	1,469.6
Intangible assets, net	494.1	1,151.7	445.7	—	2,091.5
Deferred charges and other	173.0	(118.0)	33.4	—	88.4
Investments in subsidiaries	4,076.3	1,278.9	0.4	(5,355.6)	—

Total assets	$5,198.6	$5,042.0	$2,412.3	$(7,141.6)	$5,511.3

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$75.2	$6.9	$30.5	$—	$112.6
Accounts payable	76.0	202.5	241.2	—	519.7
Intercompany accounts payable	1,366.0	829.9	81.2	(2,277.1)	—
Accrued wages and salaries	25.6	19.5	43.0	—	88.1
Accrued interest	35.0	—	0.4	—	35.4
Other current liabilities	22.7	52.9	99.2	—	174.8

Total current liabilities	1,600.5	1,111.7	495.5	(2,277.1)	930.6
Long-term debt, net of current portion	2,539.2	8.9	346.0	—	2,894.1
Long-term intercompany debt	16.3	(617.9)	105.2	496.4	—
Deferred income taxes	(52.3)	462.2	103.3	—	513.2
Other long-term liabilities	19.0	0.8	83.4	—	103.2

Total liabilities	4,122.7	965.7	1,133.4	(1,780.7)	4,441.1
Shareholder’s equity:
Other equity	1,419.5	3,297.0	1,284.8	(4,587.5)	1,413.8
Accumulated (deficit) earnings	(330.0)	775.4	(13.8)	(761.6)	(330.0)
Accumulated other comprehensive (loss) income	(63.1)	(51.0)	(47.0)	98.0	(63.1)

Total shareholder’s equity	1,026.4	4,021.4	1,224.0	(5,251.1)	1,020.7
Non-controlling interest	49.5	54.9	54.9	(109.8)	49.5

Total equity	1,075.9	4,076.3	1,278.9	(5,360.9)	1,070.2

Total liabilities and shareholders’ equity	$5,198.6	$5,042.0	$2,412.3	$(7,141.6)	$5,511.3

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Operations Year ended September 30, 2015	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$2,385.1	$759.6	$2,534.0	$(988.3)	$4,690.4
Cost of goods sold	1,657.0	492.4	1,845.5	(976.9)	3,018.0
Restructuring and related charges	—	—	2.1	—	2.1

Gross profit	728.1	267.2	686.4	(11.4)	1,670.3
Operating expenses:
Selling	291.4	89.5	340.8	(1.0)	720.7
General and administrative	218.8	40.4	73.2	—	332.4
Research and development	33.4	3.3	14.6	—	51.3
Acquisition and integration related charges	40.8	5.7	12.3	—	58.8
Restructuring and related charges	34.0	0.6	(8.0)	—	26.6

Total operating expense	618.4	139.5	432.9	(1.0)	1,189.8

Operating income (loss)	109.7	127.7	253.5	(10.4)	480.5
Interest expense	235.4	6.9	29.6	—	271.9
Other non-operating (income) expense, net	(207.1)	(151.5)	4.8	362.7	8.9

Income from operations before income taxes	81.4	272.3	219.1	(373.1)	199.7
Income tax expense (benefit)	(74.4)	66.3	52.9	(0.9)	43.9

Net income (loss)	155.8	206.0	166.2	(372.2)	155.8
Net income (loss) attributable to non-controlling interest	0.4	0.9	0.9	(1.8)	0.4

Net income (loss) attributable to controlling interest	$155.4	$205.1	$165.3	$(370.4)	$155.4

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Operations Year ended September 30, 2014	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$626.7	$2,141.3	$2,449.4	$(788.3)	$4,429.1
Cost of goods sold	447.7	1,434.4	1,762.7	(788.3)	2,856.5
Restructuring and related charges	—	2.6	1.1	—	3.7

Gross profit	179.0	704.3	685.6	—	1,568.9
Operating expenses:
Selling	76.6	268.5	333.8	(0.7)	678.2
General and administrative	60.5	168.9	89.6	—	319.0
Research and development	22.3	12.0	13.6	—	47.9
Acquisition and integration related charges	11.7	8.3	0.1	—	20.1
Restructuring and related charges	8.4	4.0	6.8	—	19.2

Total operating expense	179.5	461.7	443.9	(0.7)	1,084.4

Operating income (loss)	(0.5)	242.6	241.7	0.7	484.5
Interest expense	172.2	(0.1)	30.0	—	202.1
Other non-operating (income) expense, net	(213.8)	(163.7)	3.9	379.9	6.3

Income from operations before income taxes	41.1	406.4	207.8	(379.2)	276.1
Income tax expense (benefit)	(176.0)	194.6	40.1	0.3	59.0

Net income (loss)	217.1	211.8	167.7	(379.5)	217.1
Net income (loss) attributable to non-controlling interest	0.3	0.3	0.3	(0.6)	0.3

Net income (loss) attributable to controlling interest	$216.8	$211.5	$167.4	$(378.9)	$216.8

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Operations Year ended September 30, 2013	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$638.7	$1,178.2	$3,123.3	$(854.6)	$4,085.6
Cost of goods sold	463.9	799.9	2,274.5	(853.0)	2,685.3
Restructuring and related charges	—	2.4	7.6	—	10.0

Gross profit	174.8	375.9	841.2	(1.6)	1,390.3
Operating expenses:
Selling	73.4	143.8	420.7	(0.9)	637.0
General and administrative	74.1	85.1	125.5	—	284.7
Research and development	17.7	10.1	15.5	—	43.3
Acquisition and integration related charges	35.2	4.7	8.5	—	48.4
Restructuring and related charges	4.3	11.0	8.7	—	24.0

Total operating expense	204.7	254.7	578.9	(0.9)	1,037.4

Operating income (loss)	(29.9)	121.2	262.3	(0.7)	352.9
Interest expense	346.6	2.9	20.0	—	369.5
Other non-operating (income) expense, net	(248.6)	(180.8)	7.8	425.1	3.5

Income from operations before income taxes	(127.9)	299.1	234.5	(425.8)	(20.1)
Income tax expense (benefit)	(80.4)	47.0	60.9	(0.1)	27.4

Net income (loss)	(47.5)	252.1	173.6	(425.7)	(47.5)
Net income (loss) attributable to non-controlling interest	(0.1)	(0.1)	(0.1)	0.2	(0.1)

Net income (loss) attributable to controlling interest	$(47.4)	$252.2	$173.7	$(425.9)	$(47.4)

Statement of Comprehensive Income Year ended September 30, 2015	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net income (loss)	$155.8	$206.0	$166.2	$(372.2)	$155.8
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	(112.8)	(113.7)	(113.7)	227.2	(113.0)
Unrealized gain (loss) on derivative instruments	(13.2)	(7.9)	(7.9)	15.8	(13.2)
Defined benefit pension gain (loss)	(11.0)	(2.2)	(2.2)	4.4	(11.0)

Other comprehensive income (loss)	(137.0)	(123.8)	(123.8)	247.4	(137.2)

Comprehensive income (loss)	18.8	82.2	42.4	(124.8)	18.6
Comprehensive income (loss) attributable to non-controlling interest	(0.2)	(0.2)	(0.2)	0.4	(0.2)

Comprehensive income (loss) attributable to controlling interest	$19.0	$82.4	$42.6	$(125.2)	$18.8

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Comprehensive Income Year ended September 30, 2014	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net income (loss)	$217.1	$211.8	$167.7	$(379.5)	$217.1
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	(32.5)	(32.7)	(33.6)	66.3	(32.5)
Unrealized gain (loss) on derivative instruments	11.5	11.4	11.7	(23.1)	11.5
Defined benefit pension gain (loss)	(3.6)	(0.1)	(0.1)	0.2	(3.6)

Other comprehensive income (loss)	(24.6)	(21.4)	(22.0)	43.4	(24.6)

Comprehensive income (loss)	192.5	190.4	145.7	(336.1)	192.5
Comprehensive income (loss) attributable to non-controlling interest	0.4	0.3	0.3	(0.6)	0.4

Comprehensive income (loss) attributable to controlling interest	$192.1	$190.1	$145.4	$(335.5)	$192.1

Statement of Comprehensive Income Year ended September 30, 2013	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net income (loss)	$(47.5)	$252.1	$173.6	$(425.7)	$(47.5)
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	(6.6)	(6.3)	(5.8)	12.1	(6.6)
Unrealized gain (loss) on derivative instruments	(2.5)	(1.4)	(1.4)	2.8	(2.5)
Defined benefit pension gain (loss)	4.2	(3.9)	(3.9)	7.8	4.2

Other comprehensive income (loss)	(4.9)	(11.6)	(11.1)	22.7	(4.9)

Comprehensive income (loss)	(52.4)	240.5	162.5	(403.0)	(52.4)
Comprehensive income (loss) attributable to non-controlling interest	0.1	0.1	0.1	(0.2)	0.1

Comprehensive income (loss) attributable to controlling interest	$(52.5)	$240.4	$162.4	$(402.8)	$(52.5)

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Cash Flows Year ended September 30, 2015	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net cash (used) provided by operating activities	$(143.5)	$(770.8)	$(1,418.8)	$2,774.9	$441.8
Cash flows from investing activities
Purchases of property, plant and equipment	(45.7)	(13.5)	(29.9)	—	(89.1)
Business acquisitions, net of cash acquired	(1,026.0)	—	(165.1)	—	(1,191.1)
Proceeds from sales of property, plant and equipment	0.1	—	1.3	—	1.4
Other investing activities	—	—	(0.9)	—	(0.9)

Net cash used by investing activities	(1,071.6)	(13.5)	(194.6)	—	(1,279.7)
Cash flows from financing activities
Proceeds from issuance of debt	3,320.3	—	—	—	3,320.3
Payment of debt	(2,521.2)	—	(292.0)	—	(2,813.2)
Payment of debt issuance costs	(38.1)	—	—	—	(38.1)
Payment of cash dividends to parent	(72.1)	—	—	—	(72.1)
Capital contribution from parent	528.3	—	—	—	528.3
Share based tax withholding payments, net of proceeds upon vesting	(2.6)	—	—	—	(2.6)
Advances related to intercompany transactions	8.7	781.7	1,984.5	(2,774.9)	—

Net cash provided (used) by financing activities	1,223.3	781.7	1,692.5	(2,774.9)	922.6
Effect of exchange rate changes on cash and cash equivalents due to Venezuela devaluation	—	—	(2.5)	—	(2.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	(27.2)	—	(27.2)

Net increase (decrease) in cash and cash equivalents	8.2	(2.6)	49.4	—	55.0
Cash and cash equivalents, beginning of period	4.8	11.2	176.9	—	192.9

Cash and cash equivalents, end of period	$13.0	$8.6	$226.3	$—	$247.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Cash Flows Year ended September 30, 2014	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net cash provided (used) by operating activities	$616.6	$114.4	$(269.4)	$(26.9)	$434.7
Cash flows from investing activities
Purchases of property, plant and equipment	(23.2)	(26.4)	(23.7)	—	(73.3)
Business acquisitions, net of cash acquired	—	(27.6)	—	—	(27.6)
Proceeds from sales of property, plant and equipment	0.1	0.1	9.0	—	9.2
Other investing activities	—	(1.8)	—	—	(1.8)

Net cash used by investing activities	(23.1)	(55.7)	(14.7)	—	(93.5)
Cash flows from financing activities
Proceeds from issuance of debt	230.7	—	309.4	—	540.1
Payment of debt	(764.9)	—	(6.0)	—	(770.9)
Payment of debt issuance costs	(0.5)	—	(4.9)	—	(5.4)
Payment of cash dividends to parent	(77.0)	—	—	—	(77.0)
Share based tax withholding payments, net of proceeds upon vesting	(25.0)	—	—	—	(25.0)
Advances related to intercompany transactions	44.1	(52.9)	(18.1)	26.9	—

Net cash (used) provided by financing activities	(592.6)	(52.9)	280.4	26.9	(338.2)
Effect of exchange rate changes on cash and cash equivalents	—	—	(8.3)	—	(8.3)

Net increase (decrease) in cash and cash equivalents	0.9	5.8	(12.0)	—	(5.3)
Cash and cash equivalents, beginning of period	3.9	5.4	188.9	—	198.2

Cash and cash equivalents, end of period	$4.8	$11.2	$176.9	$—	$192.9

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Statement of Cash Flows Year ended September 30, 2013	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net cash (used) provided by operating activities	$(319.1)	$727.2	$337.1	$(487.0)	$258.2
Cash flows from investing activities
Purchases of property, plant and equipment	(30.9)	(9.0)	(42.1)	—	(82.0)
Business acquisitions, net of cash acquired	—	(1,351.0)	(42.6)	—	(1,393.6)
Proceeds from sales of property, plant and equipment	0.1	—	0.1	—	0.2
Other investing activities	—	(1.3)	—	—	(1.3)

Net cash used by investing activities	(30.8)	(1,361.3)	(84.6)	—	(1,476.7)
Cash flows from financing activities
Proceeds from issuance of debt	2,934.3	—	103.9	—	3,038.2
Payment of debt	(1,618.2)	—	(15.5)	—	(1,633.7)
Payment of debt issuance costs	(58.7)	—	(2.2)	—	(60.9)
Payment of cash dividends to parent	(88.7)	—	—	—	(88.7)
Capital contribution from parent	28.6	—	—	—	28.6
Share based tax withholding payments, net of proceeds upon vesting	(20.1)	—	—	—	(20.1)
Advances related to intercompany transactions	(830.1)	626.2	(283.1)	487.0	—

Net cash provided (used) by financing activities	347.1	626.2	(196.9)	487.0	1,263.4
Effect of exchange rate changes on cash and cash equivalents due to Venezuela devaluation	—	—	(1.9)	—	(1.9)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2.6)	—	(2.6)

Net (decrease) increase in cash and cash equivalents	(2.8)	(7.9)	51.1	—	40.4
Cash and cash equivalents, beginning of period	6.7	13.3	137.8	—	157.8

Cash and cash equivalents, end of period	$3.9	$5.4	$188.9	$—	$198.2

NOTE 20—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended
SB/RH Holdings, LLC 2015	September 30, 2015	June 28, 2015	March 29, 2015	December 28, 2014
	(in millions)
Net sales	$1,308.1	$1,247.5	$1,067.0	$1,067.8
Gross profit	467.4	458.0	374.7	370.2
Net income attributable to controlling interest	28.4	46.6	29.6	50.8

SB/RH HOLDINGS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	Quarter Ended
SB/RH Holdings, LLC 2014	September 30, 2014	June 29, 2014	March 30, 2014	December 29, 2013
	(in millions)
Net sales	$1,178.3	$1,128.5	$1,021.7	$1,100.6
Gross profit	411.0	417.1	359.6	381.2
Net income attributable to controlling interest	48.5	78.6	34.9	54.8

Report of Independent Auditors

The Board of Directors of Armored AutoGroup Parent, Inc.

We have audited the accompanying consolidated financial statements of Armored AutoGroup Parent, Inc. which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Armored AutoGroup Parent, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014.

/s/ Ernst & Young LLP

Stamford, Connecticut

April 17, 2015

Armored AutoGroup Parent, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$47,948	$26,036
Restricted cash	3,676	—
Accounts receivable, net	69,845	60,324
Inventories	63,305	34,043
Other current assets	13,459	11,676

Total current assets	198,233	132,079
Property, plant and equipment, net	31,008	28,936
Goodwill	523,363	358,826
Intangible assets, net	481,689	313,470
Deferred financing costs and other assets, net	2,257	3,719

Total assets	$1,236,550	$837,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$16,279	$6,989
Accrued expenses and other current liabilities	46,023	24,684
Current portion of long-term debt, less discount	3,000	3,000

Total current liabilities	65,302	34,673
Long-term debt, net of premium, discount and current portion	811,323	550,582
Other liabilities	4,161	2,500
Deferred income taxes	140,726	89,610

Total liabilities	1,021,512	677,365

Commitments and contingencies (Note 11)

Shareholders’ Equity:

Series A Preferred Stock ($0.01 par value, 150,000 shares authorized, 67,312 and no shares issued and outstanding at December 31, 2014 and 2013, respectively)	1	—
Common stock ($0.01 par value, 400,000,000 and 365,000,000 shares authorized, 288,384,891 and 265,745,000 shares issued and outstanding at December 31, 2014 and 2013, respectively)	2,884	2,658
Additional paid-in capital	352,693	263,927
Accumulated deficit	(123,440)	(98,971)
Accumulated other comprehensive loss	(17,100)	(7,949)

Total shareholders’ equity	215,038	159,665

Total liabilities and shareholders’ equity	$1,236,550	$837,030

The accompanying notes are an integral part of these consolidated financial statements.

Armored AutoGroup Parent, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net sales	$409,979	$289,956	$306,468
Cost of products sold	219,177	158,049	167,570
Cost of products sold—acquisition related	6,806	—	—

Gross profit	183,996	131,907	138,898
Operating expenses:
Selling, general and administrative expenses	60,931	40,712	48,306
Advertising costs	28,807	27,787	31,072
Research and development costs	2,905	2,474	2,211
Depreciation and amortization	47,105	36,788	36,701
Intangible asset and goodwill impairment	7,000	—	24,117

Total operating expenses	146,748	107,761	142,407

Operating profit (loss)	37,248	24,146	(3,509)
Non-operating expenses:
Interest expense	71,533	48,024	48,887
Other expense, net	1,260	285	443

Loss before income taxes	(35,545)	(24,163)	(52,839)
Benefit for income taxes	11,076	10,775	7,040

Net loss	$(24,469)	$(13,388)	$(45,799)

Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(9,151)	(9,389)	3,807

Comprehensive loss	$(33,620)	$(22,777)	$(41,992)

The accompanying notes are an integral part of these consolidated financial statements.

Armored AutoGroup Parent, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)

	Common Stock	Series A Preferred Stock	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2011	265,795	$2,658	—	$—	$263,421	$(2,367)	$(39,784)	$223,928
Share based compensation	—	—	—	—	266	—	—	266
Translation adjustment	—	—	—	—	—	3,807	—	3,807
Net loss	—	—	—	—	—	—	(45,799)	(45,799)

Balance at December 31, 2012	265,795	2,658	—	—	263,687	1,440	(85,583)	182,202
Share based compensation	—	—	—	—	290	—	—	290
Repurchase of common stock	(50)	—	—	—	(50)	—	—	(50)
Translation adjustments	—	—	—	—	—	(9,389)	—	(9,389)
Net loss	—	—	—	—	—	—	(13,388)	(13,388)

Balance at December 31, 2013	265,745	2,658	—	—	263,927	(7,949)	(98,971)	159,665
Issuance of common stock—IDQ Acquisition	23,108	231	—	—	22,482	—	—	22,713
Sale of preferred stock	—	—	62	1	61,999	—	—	62,000
Issuance of preferred stock—IDQ acquisition	—	—	5	—	5,693	—	—	5,693
Share based compensation	—	—	—	—	(840)	—	—	(840)
Repurchase of common stock	(468)	(5)	—	—	(480)	—	—	(485)
Repurchase of preferred stock	—	—	—	—	(88)	—	—	(88)
Translation adjustments	—	—	—	—	—	(9,151)	—	(9,151)
Net loss	—	—	—	—	—	—	(24,469)	(24,469)

Balance at December 31, 2014	288,385	$2,884	67	$1	$352,693	$(17,100)	$(123,440)	$215,038

The accompanying notes are an integral part of these consolidated financial statements.

Armored AutoGroup Parent, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Cash flows from operating activities:
Net loss	$(24,469)	$(13,388)	$(45,799)
Adjustments:
Depreciation and amortization	57,992	47,846	46,813
Intangible asset and goodwill impairment	7,000	—	24,117
Share based compensation	(840)	290	266
Deferred income taxes	(20,583)	(15,210)	(10,612)
Restructuring and other charges	1,243	63	157
Cash effects of changes, net of acquisition effects in:
Accounts receivable	11,521	8,955	(15,302)
Inventories	(1,609)	9,276	(5,194)
Due (to)/from Clorox	—	(46)	11,864
Other current assets	3,410	781	(753)
Accounts payable and accrued liabilities	(13,240)	(10,622)	10,509
Income taxes	7	1,641	(4,436)
Other	155	(1,338)	(1,384)

Net cash provided by operating activities	20,587	28,248	10,246

Cash flows from investing activities:
Acquisition of IDQ Acquisition Corp, net of cash acquired	(40,234)	—	—
Capital expenditures	(5,692)	(4,305)	(7,698)
Other acquisitions, net	(1,797)	(3,084)	—

Net cash used in investing activities	(47,723)	(7,389)	(7,698)

Cash flows from financing activities:
Borrowings under revolver	17,000	23,000	64,001
Payments on revolver	(17,000)	(23,000)	(64,001)
Principal payments on notes payable	(12,000)	(3,611)	(3,000)
Proceeds from issuance of preferred stock	62,000	—	—
Repurchase of preferred stock	(88)	—	—
Repurchase of common stock	(485)	(50)	—
Deferred financing costs	—	—	(350)

Net cash provided by (used in) financing activities	49,427	(3,661)	(3,350)

Effect of exchange rate changes on cash	(379)	(170)	75

Net increase (decrease) in cash	21,912	17,028	(727)
Cash and cash equivalents, at beginning of period	26,036	9,008	9,735

Cash and cash equivalents, at end of period	$47,948	$26,036	$9,008

Supplemental cash flow disclosures:
Cash paid for interest	$71,101	$43,878	$45,314

Cash paid for income taxes	$6,996	$4,099	$8,207

The accompanying notes are an integral part of these consolidated financial statements

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Note 1—The Company and Summary of Significant Accounting Policies

The Company

Armored AutoGroup Parent, Inc. (“Armored AutoGroup”, “AAG” or “the Company”) is a consumer products company consisting of industry leading and highly recognizable brands in the automotive aftermarket appearance products: Armor All®; performance chemicals categories, STP®; and, newly acquired products in the do-it-yourself (DIY) air conditioner recharge and retrofit kits and related products: A/C PRO, Arctic Freeze®, Sub Zero®, and Super Seal® Stop Leak.

On March 17, 2014, the Company and its wholly owned subsidiaries, Armored AutoGroup, Inc. and AAG IDQ Acquisition Corporation, acquired a 100% equity interest in IDQ Acquisition Corp. (“IDQ” or “IDQ Acq. Corp.”). IDQ is a leading manufacturer of do-it-yourself air conditioner recharge and retrofit kits and related products for the automotive aftermarket. For the year ended December 31, 2014 net sales for IDQ were approximately $145 million. As of December 31, 2014, total assets attributable to the IDQ operations were approximately $446 million.

Armored AutoGroup delivers its products to distributors, resellers and end users (collectively the customers) through its direct operations in the United States, Canada, Mexico, Australia, China and the United Kingdom and distributor relationships in approximately 50 countries. The Armor All and STP brands offer multiple automotive appearance and performance chemicals that can be found in most of the major developed countries around the world. IDQ products are sold in over 25,000 retail stores principally in the United States under the brands A/C PRO, Arctic Freeze®, Sub Zero®, and Super Seal® Stop Leak.

In September 2010, Viking Acquisition Inc., an entity owned by affiliates of Avista Capital Holdings, L.P. (“Avista”), entered into an agreement to acquire the AutoCare Products Business, Armor All, STP and certain other brands from Clorox pursuant to the terms of a Purchase and Sale Agreement dated September 21, 2010 (the “Acquisition”). The Acquisition closed on November 5, 2010 and included employees in the United States and other countries dedicated to the Company, related product patent and developed technology and certain other assets, including the manufacturing facilities located in Painesville, Ohio and Wales, U.K. Viking Acquisition Inc. was subsequently renamed as Armored AutoGroup Inc. (“AAG Inc.”). The Company indirectly owns 91.3% of AAG Inc.’s issued and outstanding capital stock through its direct subsidiary and AAG Inc.’s direct parent, Armored AutoGroup Intermediate Inc. (“Intermediate”). The Company granted a 7.1% stake in the common equity of the Company to Kinderhook Industries on March 17, 2014, as a component of the consideration for the sale of its ownership interest in IDQ to the Company. In addition, members of IDQ’s management acquired an additional 1.6% common equity interest as a component of the consideration for the sale of their ownership interest in IDQ.

References to “Armored AutoGroup” or the “Company” herein, refer collectively to Armored AutoGroup Parent, Inc., as well as all of its consolidated subsidiaries, unless otherwise specified.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year end is December 31. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The Company’s appearance and air conditioner products sales are seasonal and can be impacted by weather. Sales are typically higher in the first half of the calendar year as the Company’s customers purchase inventory for the spring and summer seasons when weather is warmer than in the northern hemisphere in the fall and winter months. This pattern is largely reflective of our customers’ seasonal purchasing patterns, as well as the timing of our promotional activities. Weather can also influence consumer behavior, especially for appearance and air conditioner products. Both product lines sell best during warm and dry weather, and less if weather is cold and wet. For these reasons, among others, the Company’s results for any quarter are not necessarily indicative of future quarterly results and, accordingly, period-to-period comparisons should not be relied upon as an indication of future performance. The Company builds moderate levels of working capital and inventory in advance of and during the peak selling season. Working capital is also impacted by increases in accounts receivable, which increase significantly during the peak selling period and are typically lowest in the fourth quarter of the year.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to allowances for excess and obsolete inventory, provisions for cash discounts on amounts due from customers, fair values assigned to assets acquired and liabilities assumed in connection with acquisitions (See Note 7), accruals for consumer and trade promotion programs, future product volume and pricing estimates, future cash flows utilized in impairment testing of goodwill and other long lived assets, creditworthiness of customers and potential income tax. Actual results could differ materially from the estimates and assumptions made.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. As of December 31, 2014 and December 31, 2013, cash and cash equivalents amounted to $47.9 million, and $26.0 million, respectively, which included a money market account with an initial term of less than three months.

Restricted Cash

Restricted cash as of December 31, 2014 amounted to $3.7 million and relates to amounts held in escrow pursuant to a license and settlement agreement, and funds deposited in an interest reserve account in accordance with the terms of the $45 million senior secured notes (See Note 9).

Pursuant to a “License and Settlement Agreement” dated April 16, 2008, IDQ was obligated to fund in the form of a cash payment a royalty fee based on the sale of certain products which the Licensor claimed utilized its enforceable patent. During 2011, IDQ received notification that the U.S. Court upheld the patent in dispute and as a result, after the Licensor complies with certain requirements of the License and Settlement Agreement, IDQ will distribute the escrowed funds.

On July 26, 2013, the patent expired which terminated the License and Settlement Agreement, releasing IDQ from its obligation to make royalty payments as of that date. As of December 31, 2014, the escrowed funds amounted to $0.5 million. Pursuant to the indenture governing the $45 million senior secured notes, the Company reserved the cash interest which was paid to those note holders on April 1, 2015. During September 2014, those funds totaling $3.2 million were deposited into an interest reserve account maintained with the collateral agent and are included within restricted cash at December 31, 2014.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Foreign Currency Translation

Local currencies are the functional currencies for substantially all of the Company’s foreign operations, with the exception of the Company’s United Kingdom (“U.K.”) operation, whose functional currency was the U.S. dollar, during 2014 and prior. Subsequently, in early 2015 the Company’s U.K. entity switched their functional currency from the U.S. dollar to the British Pound sterling. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management determined in early 2015 that due to a change in the manner in which the U. K. entity operates, that a switch in the functional currency to the British Pound sterling from the U. S. dollar was necessary.

When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other expense, net in the consolidated statement of comprehensive loss. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the respective balance sheet reporting date. Income and expenses are translated at the average exchange rate during the period. Gains and losses on foreign currency translations are reported as a component of accumulated other comprehensive loss. Deferred taxes are not provided on cumulative translation adjustments as the Company expects earnings of its foreign subsidiary to be indefinitely reinvested.

Accounts Receivable, net

The Company records accounts receivable at net realizable value. This value includes allowances for discounts and estimated uncollectible accounts to reflect losses anticipated on accounts receivable balances. The allowance for uncollectible accounts is based on historical write-offs, an analysis of past due accounts based on the contractual terms of the receivables, and the economic status of customers, if known. The Company believes that the allowance is sufficient to cover uncollectible amounts; however, there can be no assurance that unanticipated future business conditions of customers will not have a negative impact on its results of operations. Accounts receivable are written off against the allowance for estimated uncollectible accounts should we conclude their collection is improbable.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable, which are typically unsecured, are limited to an extent due to the large number of entities comprising the Company’s customer base and their dispersion across many geographical regions. The Company performs ongoing credit evaluations of the financial condition of its customers and requires credit enhancements, such as letters of credit and bank guarantees, in certain circumstances.

The Company does, however, sell a significant portion of its products through third party distributors, resellers and significant retail customers (See Note 3) and, as a result, maintains at times significant receivables balances with these parties. If the financial condition of these distributors, resellers or significant retail customers should deteriorate substantially, the Company’s results of operations, financial position and cash flows could be adversely affected.

Cash at times may exceed FDIC insurable limits.

Inventories

Inventories are stated at the lower of cost or market under a first-in, first-out (“FIFO”) basis, except for the Company’s U. K. operation’s inventories which represent approximately 7% of total net inventory and are stated

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

at average cost. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are calculated by the straight-line method using the estimated useful lives of the related assets. Routine repairs and maintenance are expensed when incurred. Leasehold improvements are depreciated over a period no longer than the lease term. Internal and external costs incurred in developing or obtaining computer software for internal use are capitalized in property, plant and equipment and are amortized on a straight-line basis, over the estimated useful life of the software. General and administrative costs related to developing or obtaining such software are expensed as incurred.

The following table provides estimated useful lives generally assigned to property, plant and equipment by asset classification:

Classification	Expected Useful Lives
Land improvements	10 - 30 years
Buildings	7 - 40 years
Machinery and equipment	2 - 15 years
Computer software	3 - 7 years
Furniture, fixtures, and office equipment	5 - 7 years
Vehicles	3 - 7 years
Molds and dies	3 years
Leasehold improvements	Shorter of asset life or remaining lease term

Property, plant and equipment are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts reviews of idle and underutilized equipment when events or circumstances arise indicating that future cash flows are insufficient to recover the book value of asset groups, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s (or asset group’s) book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow (“DCF”) model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement. There have been no instances of impairment identified.

Acquisitions

The Company accounts for acquired businesses using the purchase method of accounting. Under the purchase method, the Company’s consolidated financial statements include the operations of an acquired

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

business from the date of acquisition. In addition, the assets acquired and liabilities assumed are recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. The Company typically uses an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows, the underlying product life cycles, the economic barriers to entry and the discount rate applied to the cash flows. Actual results may differ from our estimates.

Finite Lived Intangible Assets

Amortization of intangible assets with finite lives (patents, customer relationships and licensing arrangements) is recognized over estimated useful lives ranging from 5 to 16 years, which the Company believes reasonably represents the time period in which the economic benefits of the intangible assets are consumed or otherwise realized. The Company has experienced a negligible attrition rate in its customer base, and is not able to identify a reliable pattern of attrition and, as such, is utilizing the straight-line amortization method to amortize customer relationship intangible assets. Finite lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset may not be recoverable. There have been no instances of impairment identified.

Indefinite Lived Intangible Assets

The Company tests its trademarks and brand names with indefinite lives for impairment annually as of the first day of the fourth quarter, unless there are indications during an interim period that these assets are more likely than not to have become impaired. For trademarks and brand names with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company uses an income approach, the relief-from-royalty method, to estimate the fair value of its trademarks and trade names with indefinite lives. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and brand name assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce different results.

Goodwill

The Company tests its goodwill for impairment annually as of the first day of the fourth quarter unless there are indications during an interim period that these assets are more likely than not to have become impaired. The Company has four geographical reporting units under AAG Inc. entity and one reporting unit under the IDQ entity. The first step of the goodwill impairment test is to compare the fair value of each reporting unit to its carrying amount to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination at the date of the evaluation and the fair value was the purchase price paid to acquire the reporting unit.

The Company estimates the fair value of reporting units using a weighting of fair values derived from an income approach and a market approach. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is inherently subjective in nature and often involves the use of significant estimates and assumptions based on known facts and circumstances at the time the Company performs the valuation. The use of different assumptions, inputs and judgments or changes in circumstances could materially affect the results of the valuation and could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge.

Income approach—To determine fair value, the Company uses a DCF approach for each of the reporting units. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with the Company’s long-range forecasts, and give consideration to historic and projected long-term business trends and strategies. The other key estimates and factors used in the DCF include, but are not limited to, discount rates, future sales volumes, revenue and expense growth rates, changes in working capital, capital expenditure forecasts, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

Market approach—The Company uses the guideline public company method to select reasonably similar/guideline publicly traded companies for each of the Company’s reporting units. Using the guideline public company method, the Company calculates earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples for each of the public companies using both historical and forecasted EBITDA figures. By applying these multiples to the appropriate historical and forecasted EBITDA figures for each reporting unit, fair value estimates are calculated.

Revenue Recognition

Sales are recognized when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Revenue includes shipping and handling costs, which generally are included in the list price to the customer. Taxes collected from customers and remitted to governmental authorities are not included in sales. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

The Company routinely commits to on-going and one-time trade promotion programs with customers, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons offered through various programs to customers and consumers. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued expenses and other liabilities line item in the consolidated balance sheets and are recorded as a reduction of sales in the consolidated statements of comprehensive loss.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Amounts received by the Company from the licensing of certain trademarks are recorded as deferred revenue on the Consolidated Balance Sheets and are recognized in net sales on a straight-line basis over the term of the licensing agreement when the underlying royalties are earned.

Cost of Products Sold

Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacturing of product, as well as manufacturing labor, depreciation expense, direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product, contract manufacturing costs, and provisions for inventory losses (including losses relating to excess and obsolete inventory). Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity, as well as costs associated with developing and designing new packaging.

Selling, General and Administrative Expenses

Selling, general and administrative expense is primarily comprised of marketing expenses, selling expenses, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Non-advertising related components of the Company’s total marketing spending include costs associated with consumer promotions, product sampling and sales aids, all of which are included in selling and administrative expenses.

Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Costs associated with the Company’s television, print, radio, internet and in-store campaigns are expensed when the advertising or promotion is published or presented to consumers. Costs associated with the Company’s racing sponsorships and promotional events are expensed at the time or during the period of the race or promotional event.

Share Based Compensation

The Company has granted both time based stock option awards and performance based stock option awards that vest subject to a liquidity event (e.g., an initial public offering or change in control, as defined) and based upon the attainment of specified minimum returns on capital to Parent shareholders. These grants are subject to the Stockholders Agreement repurchase right (see Note 13) which provides that in the event an option holder terminates voluntarily, without good reason and not for cause, the Company has the right to repurchase shares acquired through the exercise of an option for the lesser of current FMV or the option exercise price. This provision effectively provides that an option is never vested until the Company decides not to pursue its repurchase right after an exercise and termination. The Company measures share based compensation associated with the time based awards based on their fair values on the dates they were granted. Prior to this fiscal year, the expense was recognized by amortizing the fair value on a straight-line basis over the vesting period. In fiscal year 2014, the Company determined that the repurchase language in the Shareholder Agreement created an indefinite vesting condition such that no compensation expense should be recognized until an actual vesting event occurs. As a result, in the year ended December 31, 2014, approximately $0.8 million of compensation expense which was previously recognized for these grants was reversed.

Although the Company has estimated the fair value of its performance based stock option awards, given that the performance condition (a liquidity event) is not probable of occurrence, the Company has not recognized any share based compensation expense attendant to these awards (See Note 14).

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Employee Benefits

In November 2010, the Company established a defined contribution plan for the U.S. employees of AAG, Inc., which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (“IRC” or the “Code”). Eligible U.S. employees may contribute a percentage of their pre-tax compensation, subject to certain IRC limitations. The plan provides for employer matching contributions of 100% of participant income deferrals to a maximum of $1,000 and employer contributions up to 10% of a participant’s annual base salary, subject to limits prescribed under U.S. federal regulations.

IDQ Acq. Corp. has a defined contribution (401(k)) plan as amended, available to employees (except for those covered under a collective bargaining agreement and part-time employees) who have completed three months of service and have attained 21 years of age. IDQ Acq. Corp’s matching contributions under the plan are 100% of applicable contributions up to the first 4% of employees’ compensation.

Operating Leases

The Company recognizes rental expense for operating leases, including those with rent abatement and escalation provisions, on a straight-line basis over the applicable lease term.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Deferred Financing Costs

Deferred financing costs represent legal, other professional and bank underwriting fees incurred in connection with the issuance of debt. Such fees are amortized over the life of the related debt using the interest method and are included in interest expense.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to the differences between the financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion or all of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by accounting guidance on the accounting for uncertainty in income taxes. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled.

As of December 30, 2014, the Company has $5.0 million of goodwill, which is expected to be deductible for tax purposes.

Reclassifications

Certain reclassifications have been made to conform the prior period data to the current presentation. These reclassifications had no effect on reported net loss or comprehensive loss.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued and, if so, to disclose that fact. The ASU requires management to make this evaluation for both the annual and interim reporting periods, if applicable. Management is also required to evaluate and disclose whether its plans alleviate that doubt. The ASU is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) that removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of the financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. For nonpublic entities, ASU No. 2014-09 is effective for the annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. A nonpublic entity may elect to apply this guidance earlier as follows: (1) an annual reporting period beginning after December 15, 2016, including interim periods within that reporting period, (2) an annual reporting period beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017 (3) an annual reporting period beginning after December 15, 2017, including interim periods within that reporting period. The Company is assessing the impact of the adoption of the ASU on its financial statements, disclosure requirements and methods of adoption.

The FASB decided to propose a one-year deferral of the effective date for its new revenue standard for public and nonpublic entities reporting under US GAAP. Under the proposal, the standard would be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Nonpublic entities would be required to adopt the new standard for annual reporting periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019.

The proposal also would permit both public and nonpublic entities to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date would not be permitted. The FASB plans to issue an exposure draft on the proposal and expects to seek public comment with a 30-day comment period. The IASB is expected to discuss its standard’s effective date later this month. In an effort to simplify the accounting for private companies the FASB has adopted certain recommendations of the Private Company Council into the Accounting Standards Codification which may be adopted by private companies. The Company will not adopt these private company accounting standards.

Note 2—Acquisition of IDQ Acquisition Corp. and Related-Party Transactions

On March 17, 2014, the Company, in conjunction with its wholly owned subsidiaries, AAG Inc., and AAG IDQ Acquisition Corporation, the Company’s direct wholly-owned subsidiary (“AcquisitionCo”) collectively acquired 100% of the common stock of IDQ Acquisition Corp., pursuant to a Stock Purchase Agreement, dated as of March 17, 2014 (the “AAG Purchase Agreement”), by and among the Company, AAG Inc., AcquisitionCo,

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

IDQ Acq. Corp., the then existing stockholders of IDQ Acq. Corp., and a Contribution Agreement, dated March 17, 2014 (the “Contribution Agreement”), by and among the Company and the then existing stockholders of IDQ Acq. Corp. (“the March 17 Acquisition”) for an aggregate purchase price of $97.1 million. The acquisition did not result in the Company or any of its subsidiaries becoming an obligor of IDQ’s debt instruments and IDQ did not become an obligor of the Company or any of the Company’s other subsidiaries’ debt instruments.

The acquisition of IDQ expands the Company’s consumer product portfolio in the automotive aftermarket industry, as it is a leading manufacturer of do-it-yourself air conditioner recharge and retrofit kits and related products which are sold in over 25,000 retail stores principally in the United States. In accordance with ASC Topic 805, Business Combinations, the change in control was accounted for under the acquisition method of accounting by the Company. As such, the assets and liabilities of IDQ were recorded at their estimated fair value on March 17, 2014.

Pursuant to the AAG Purchase Agreement, immediately prior to the execution of said Agreement, the existing stockholders of IDQ Acq. Corp., pursuant to the Contribution Agreement noted above, collectively contributed 186,541 of their common stock in IDQ to the Company in exchange for common and preferred shares in AAG Parent representing a total estimated fair value of $28.4 million. The remaining 458,177 issued and outstanding shares of common stock of IDQ were purchased from the existing stockholders for a total $70.0 million. In addition, at the time of the close, IDQ paid $1.3 million in third party professional fees and expenses that were incurred by AAG Inc. in connection with the acquisition, which was recorded as a reduction of the total consideration exchanged.

IDQ obtained consents for the change in control from its creditors through amendments to the indentures governing the IDQ Holdings $220 million Notes and the IDQ Acq. Corp. $45 million Notes, and an amendment to the IDQ Holdings’ Revolving Credit Facility, in consideration of payments of $0.6 million, $0.7 million and $0.1 million, respectively (See Note 7). In addition, the creditors consented to the payments of acquisition related transaction costs, such as advisory, legal and other professional fees, of up to $8.0 million, of which $5.6 million was expensed and included in general and administrative expenses in the accompanying statements of comprehensive loss for the year ended December 31, 2014.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

During the fourth quarter of 2014, the Company finalized its valuation of the acquisition date fair values of the consideration transferred, and the assets acquired and liabilities assumed. Based on that assessment, management determined that the acquisition resulted in goodwill of $166.6 million, which is attributable to expected synergies and other benefits that will result from combining certain operations of IDQ and AAG Inc. The following is a summary of the consideration transferred for the March 17 Acquisition and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Purchase price:
Cash consideration	$68,723,844
Fair value of equity instruments ( the sellers received a non-controlling interest in AAG Parent)	28,405,545

Total	97,129,389

Fair values of assets acquired and liabilities assumed:
Current and other assets	74,435,863
Inventory step-up	6,806,000
Property and equipment	4,664,000
Intangible assets	225,900,000
Current liabilities	(39,325,314)
Long-term liabilities	(272,156,216)
Net deferred tax liability	(69,768,811)

Net value of assets (liabilities) acquired	(69,444,478)

Excess—goodwill	$166,573,867

The fair value of the current assets acquired includes trade receivables with a fair value of $20.6 million. A step-up in the value of the inventory of $6.8 million was recorded in connection with the IDQ Acquisition based on valuation estimates. During 2014, the full $6.8 million of the step-up amount was charged to cost of products sold, as the inventory was sold, see consolidated statements of comprehensive loss. The fair values allocated to intangible assets include patents, trademarks and customer relationships with a total estimated fair value of $225.9 million (See Note 7). The relief from royalty method approach was used to value the patents and the trademarks, and the profit contribution method income approach was used to value the customer relationships. The fair values of the long term liabilities assumed include the IDQ Holdings $220 million Notes and the IDQ Acq. Corp. $45 million Notes, with estimated fair values of $224.4 million and $46.8 million, respectively, which is based on par value plus an approximated yield-to-maturity premium.

In addition to and in anticipation of the Company’s investment in IDQ, the Company entered into an amendment of AAG’s Credit Facility on March 11, 2014 revising a defined term, Consolidated EBITDA. Consolidated EBITDA is used in the calculation of certain financial condition covenants under the Credit Facility. The revision to the definition of Consolidated EBITDA excludes from AAG Inc.’s Consolidated EBITDA fees and expenses incurred for the Company’s investment in IDQ, it’s implementation of a management services agreement with IDQ and its pursuit of cost savings, expense reductions and other operating improvements and synergies related to the IDQ acquisition.

In the second quarter of 2014, the Company made an acquisition in the United Kingdom for a total consideration of approximately $1.9 million.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

In conjunction with the original Acquisition, the Company entered into a Transition Services Agreement (“TSA”) with Clorox whereby Clorox would provide certain services, equipment and office space to the Company. Additionally under the TSA, the Company provided certain services to Clorox. Related party transactions and activities involving Clorox are not always consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealings may exist. On November 1, 2011, the Company completed the transition of its North American and export operations from Clorox provisioning to standalone operations. The Company completed the transition of certain international operations from Clorox in the second quarter of 2012 and terminated the remaining service components of the TSA. During 2012, the Company recorded $0.7 million of payments under the agreement in Selling and administrative expenses. Further, on conclusion of the TSA we entered into a subsequent arrangement with Clorox for continuation of services in Australia and New Zealand, including warehousing, logistics, customer service and information systems facilities and support. Expenses for these services were $1.3 million and $0.7 million and were included in cost of goods sold and selling, general and administrative expenses, respectively in 2012.

Avista

Avista owns approximately 91.3% of the Company. As a result, Avista has the power to elect our board of directors and has the ability to exercise significant influence or control over the Company’s operations.

The Company has entered into a monitoring agreement with Avista and affiliates of Avista whereby Avista provides services for a fixed fee of $1.0 million annually to the Company. Selling, general and administrative expenses, including out of pocket expenses related to this monitoring agreement were (in thousands):

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Avista monitoring agreement fees	$1,652	$1,044	$1,055

In connection with the Acquisition and the issuance of its long-term debt, the Company paid $4.1 million to Avista and affiliates of Avista for consulting expenses and recorded these as deferred financing costs which are amortized over the term of the debt using the effective interest method. Related amortization expense was (in thousands):

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Amortization of Avista consulting expenses	$600	$604	$605

Consulting Agreements

Michael Klein, who serves as the Company’s Chief Executive Officer, is the sole member of Las Colinas Investments, LLC, which is entitled to receive $125,280 per annum from IDQ Operating, Inc., a subsidiary of IDQ Acq. Corp., pursuant to, and subject to the terms and conditions of, the Consulting Agreement, dated as of January 28, 2013, as amended, subject to an aggregate cap of $360,000 following April 1, 2014. Gerard Rooney, who serves as the Company’s Executive Vice President of Operations, is the sole member of Windy Hill Investments LLC, which is entitled to receive $83,250 per annum from IDQ Operating, Inc. pursuant to, and subject to the terms and conditions of, the Consulting Agreement, dated as of January 28, 2013, as amended, subject to an aggregate cap of $240,000 following April 1, 2014. Under the terms of the Board Service and

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Consulting Agreements, dated as of June 1, 2014 and March 17, 2014, respectively, Ms. Kranc and Mr. Yurko are each entitled to receive $50,000 per annum from the Company for their board service and consulting services. In consideration for services rendered in connection with the IDQ investment, Mr. Yurko received a transaction fee equal to $250,000 per the terms of the consulting agreement. In June 2014, Ms. Kranc was granted 100,000 stock options, per the terms of her consulting agreement.

Kinderhook Industries

Under the terms of the IDQ Acquisition, Kinderhook Industries, which formerly owned 88% of IDQ Acq. Corp., received a 7.1% stake in the common equity of the Company, as a component of the consideration for the sale of its ownership interest in IDQ Acq. Corp. Kinderhook had a monitoring agreement whereby Kinderhook provides services for a fixed fee of $1.7 million annually to IDQ Acq. Corp. The agreement was amended in March 2014 to cap future payments to Kinderhook at a total of $5.0 million. Selling, general and administrative expenses, including out of pocket expenses related to this monitoring agreement were $1.2 million during 2014.

Directors and Officers

In connection with the Acquisition and issuance of the AAG’s long-term debt, the Company incurred costs of $1.8 million for consulting expenses from individuals that later became directors and officers of the Company. Of this amount, $0.4 million was paid to certain directors and officers of the Company and $1.4 million was reinvested in the Company through the purchase of common stock. Of these consulting expenses, $1.3 million was recorded in 2010 with the remaining $0.5 million deferred and amortized over the term of the respective debt using the effective interest method. Related amortization expense was (in thousands):

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Amortization of directors’ and officers’ consulting expenses	$68	$68	$68

The Company engaged Charles McIlvaine, a former Director of the Company, to provide services associated with corporate development and other strategic initiatives on a consulting basis. Pursuant to this arrangement the Company recorded charges of $0.1 million in the year ended December 31, 2012, in selling, general and administrative expenses.

Note 3—Accounts Receivable, net

The percentage of accounts receivable due from the Company’s largest customers were:

	December 31, 2014	December 31, 2013
First	21%	24%
Second	19%	7%

No other customers exceeded 10% of net accounts receivable in any period.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The percentage of the Company’s net sales to the Company’s largest customers were:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Walmart	23%	23%	22%
AutoZone	12%	—	—

Sales to the Company’s largest customer are principally made in North America. No other customers exceeded 10% of net sales in any period.

The Company’s allowance for doubtful accounts is summarized as follows (in thousands):

	Beginning Balance	Provision for Doubtful Accounts	Amounts Written- Off	Other Deductions— Purchase Accounting	Ending Balance
Year ended December 31, 2014	$448	$360	$(241)	$—	$567
Year ended December 31, 2013	682	174	(408)	—	448
Year ended December 31, 2012	390	370	(78)	—	682

Note 4—Inventories

Inventories consisted of the following (in thousands):

	December 31, 2014	December 31, 2013
Finished goods	$43,600	$28,400
Work in process	1,750	—
Raw materials and packaging	20,271	7,896
Allowances for obsolescence	(2,316)	(2,253)

	$63,305	$34,043

The Company’s allowance for obsolescence is summarized as follows (in thousands):

Year Ended December 31,	Beginning Balance	Provision for obsolescence	Amounts Written- Off	Other Deductions— Purchase Accounting	Ending Balance
2014	$2,253	$3,818	$(3,755)	$—	$2,316
2013	2,029	3,599	(3,375)	—	2,253
2012	2,051	1,195	(1,217)	—	2,029

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Note 5—Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31, 2014	December 31, 2013
Current deferred taxes	$5,451	$3,555
Deferred financing costs	1,508	1,767
Prepaid expenses	3,230	2,015
Prepaid income taxes	1,480	2,453
Other	1,790	1,886

	$13,459	$11,676

Note 6—Property, Plant and Equipment, net

Property, plant and equipment consisted of the following (in thousands):

	December 31, 2014	December 31, 2013
Land and improvements	$696	$696
Buildings	3,773	3,769
Leasehold improvements	1,381	1,088
Machinery and equipment	28,833	22,331
Furniture, fixtures and office equipment	4,622	4,434
Vehicles	457	413
Molds and dies	272	—
Capitalized software	12,697	12,182
Construction in progress	3,531	1,541

	56,262	46,454
Less: accumulated depreciation	(25,254)	(17,518)

	$31,008	$28,936

Depreciation expense related to property, plant and equipment and amortization of capitalized software was (in thousands):

	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Depreciation	$5,655	$4,953	$4,639
Amortization of capitalized software	2,198	2,017	1,605

	$7,853	$6,970	$6,244

Note 7—Goodwill and Intangible Assets, net

During the fourth quarter of 2014, the Company completed its annual indefinite lived intangible asset impairment assessment. The Company uses an income approach, the relief from royalty method, to estimate the fair value of its trademarks and trade names with indefinite lives. This method assumes that, in lieu of ownership,

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and brand name assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. The fair values of the trademarks and brand names were determined using unobservable inputs, reflecting the Company’s own assumptions (Level 3). Changes in such estimates or the application of alternative assumptions could produce different results. After completing the trademark impairment test as described in Note 1, the Company recorded a $7.0 million non-cash trademark impairment charge related to its STP trade name, which is included in intangible asset and goodwill impairment in the consolidated statement of comprehensive loss. The key factors leading to the impairment charge was a decline in forecasted future results of the brand, as compared with the projections which were made when the brand was acquired from Clorox in 2010.

During the fourth quarter of 2012, the Company revised its pricing structure for intercompany purchases and sales of goods (“Intercompany Pricing”). The change in Intercompany Pricing had the effect of increasing the cost of intercompany purchases in the Company’s Europe, Middle East and Africa reporting unit, its Australia and New Zealand reporting unit and its Latin America and Asia reporting unit, while increasing the value of intercompany sales from the Company’s North America reporting unit. As a result of this change in Intercompany Pricing, when the Company determined the fair value of the assets and liabilities of its reporting units in the first step of the goodwill impairment test as described in Note 1 the fair value of the Company’s Europe, Middle East and Africa reporting unit and its Australia and New Zealand reporting unit were lower than the carrying values of those reporting units. This decrease in value resulted primarily from the change in the Intercompany Pricing structure. After completing the second step of the goodwill impairment test as described in Note 1, the Company recorded a $24.1 million non-cash goodwill impairment charge, which is included in intangible asset and goodwill impairment in the consolidated statement of comprehensive loss. The fair values of the trademarks and brand names were determined using unobservable inputs, reflecting the Company’s own assumptions (Level 3).

The Company also evaluated the recoverability of its customer relationships, patents and licensing arrangements intangible assets as well as its tangible, long lived assets. When there is prevalent indication of impairment of a finite and long-lived asset or asset group, the Company tests for recoverability by comparing the carrying value of an asset or asset group to their undiscounted cash flows. However, the Company concluded there was not a prevalence of evidence any impairment was present at the asset group level for any of its finite lived assets.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Changes in the carrying amount of goodwill and intangible assets were as follows (in thousands):

		Trademarks and Other Intangible Assets
	Goodwill	Patents Subject to Amortization	Trademarks and Brands Not Subject to Amortization	Customer Relationships Subject to Amortization	Licensing Arrangements Subject to Amortization	Total
Balance at December 31, 2012	$362,216	—	$99,597	$249,610	$3,698	$352,905
Amortization	—	—	—	(35,488)	(1,300)	(36,788)
Acquisition	580	—	—	1,823	—	1,823
Translation adjustments	(3,970)	—	(1,384)	(3,086)	—	(4,470)

Balance at December 31, 2013	358,826	—	98,213	212,859	2,398	313,470

Amortization	0	(2,366)	0	(43,439)	(1,300)	(47,105)
Impairment	0	0	(7,000)	0	0	(7,000)
Acquisitions	168,445	26,900	31,400	167,600	0	225,900
Translation adjustments	(3,908)	—	(1,161)	(2,415)	0	(3,576)

Balance at December 31, 2014	$523,363	$24,534	$121,452	$334,605	$1,098	$481,689

Customer relationships and licensing arrangements subject to amortization are reported on the consolidated balance sheets net of accumulated amortization of $149.1 million, and $80.6 million, at December 31, 2014 and 2013, respectively. The weighted average remaining amortization period for patents, customer relationships and licensing arrangements subject to amortization is 8 years, 6 years and 2 years, respectively. In the first quarter of 2014, the Company acquired IDQ Holdings in the United States, increasing goodwill by $166.6 million (all of which was allocated to the IDQ reporting unit) and made an acquisition in the U. K., increasing goodwill by $1.9 million (all of which was allocated to its European reporting unit under AAG Inc.) In the third quarter of 2013, the Company made an acquisition in Europe, increasing goodwill and customer relationships by $0.6 million and $1.8 million (which will be amortized over 7 years), respectively. Licensing royalties were $2.4 million, $2.3 million and $3.0 million in the years ended December 31, 2014, 2013 and 2012, respectively. Although licensing agreements may not be renewed for strategic or other reasons, the Company generally maintains and extends its existing license arrangements.

Expected future amortization expense for these intangible assets as of December 31, 2014 is as follows:

Fiscal Years
2015	$51,322
2016	49,126
2017	47,637
2018	39,554
2019	39,554
Thereafter	133,044

$360,237

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Note 8—Accrued Expenses and Other Current Liabilities

The following summarizes the Company’s accrued expenses and other current liabilities (in thousands):

	December 31, 2014	December 31, 2013
Trade, sales promotion and advertising	$10,254	$8,777
Accrued interest	15,864	8,029
Accrued taxes	2,729	50
Compensation and benefits	6,627	2,156
Other	10,549	5,672

	$46,023	$24,684

Note 9—Debt

The following summarizes the Company’s debt (in thousands):

	December 31, 2014					Long-term portion, net of discount/ premium
	Face Value	Premium	Discount	Carry Value	Less: current portion
Revolvers(1)	$—	$—	$—	$—	$—	$—
AAG Term Loan—due 2016	279,000	—	(3,389)	275,611	(3,000)	$272,611
AAG Senior Notes—9.75%, due 2018	275,000	—	(6,142)	268,858	—	268,858
IDQ Holdings—Senior Secured Notes—11.5%, due 2017	220,000	3,390	—	223,390	—	223,390
IDQ Acq. Corp.—Senior Secured Notes—14.0%, due 2017	45,000	1,464	—	46,464	—	46,464

	$819,000	$4,854	$(9,531)	$814,323	$(3,000)	$811,323

(1)	—AAG Revolver and IDQ Holdings Revolving Credit Facilities.

	December 31, 2013
	Balance	Discount	Carry Value	Less: current portion	Long-term Portion, net of discount
AAG Revolver	$—	$—	$—	$—	$—
AAG Term Loan—due 2016	291,000	(6,271)	284,729	(3,000)	$281,729
AAG Senior Notes—9.75%, due 2018	275,000	(6,147)	268,853	—	268,853

	$566,000	$(12,418)	$553,582	$(3,000)	$550,582

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

AAG Credit Facility

In connection with the Acquisition on November 5, 2010, the Company entered into a credit agreement, among Intermediate, the Company, several lenders, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents parties thereto (the “AAG Credit Facility”). Borrowings under the AAG Credit Facility bear interest at a rate of the sum of (i) the greater of the London Interbank Offered Rate (“LIBOR”) or 1.75% and (ii) 4.25%. The AAG Credit Facility provided revolving credit and a Term Loan as follows:

AAG Revolver—A secured $50.0 million revolving credit loan (the “AAG Revolver”) governed by the AAG Revolving Credit facility, which expires in November 2015. Further to interest as described above on the AAG Revolver, an annual commitment fee of 0.75% is charged quarterly based on the average daily unused portion of the AAG Revolver. No amounts were outstanding against the AAG Revolver at December 31, 2014 and December 31, 2013. While the Company expects to be able to renew the AAG Revolving Credit Facility, there is no guarantee the Company will be successful, which may limit the Company’s ability to achieve its corporate operating plans.

On March 11, 2014, the Company entered into an amendment of AAG’s Credit Facility revising a defined term, Consolidated EBITDA. Consolidated EBITDA is used in the calculation of certain financial condition covenants under the AAG Credit Facility. The revision to the definition of Consolidated EBITDA excludes from Consolidated EBITDA fees and expenses incurred for the Company’s acquisition of IDQ Acq. Corp., the Company’s implementation of a management services agreement with IDQ Acq. Corp. and the Company’s pursuit of cost savings, expense reductions and other operating improvements and synergies related to IDQ.

AAG Term Loan—A $300.0 million term loan (the “AAG Term Loan”) with quarterly principal payments of $0.8 million and the remaining principal maturing in November 2016.

In September 2012, the Company entered into an amendment of the AAG Credit Facility revising the maximum consolidated leverage ratio and the minimum consolidated interest coverage ratio as applicable to the Company’s $50.0 million Revolver. Costs associated with the amendment of $0.4 million have been deferred and are recorded as other current assets and other non-current assets on the Company’s consolidated balance sheets, and will be amortized to interest expense together with other of the Company’s deferred financing costs using the effective interest method.

The AAG Credit Facility is collateralized by substantially all of the assets of AAG. The AAG Credit Facility is subject to certain covenants which restrict the payment of dividends, AAG’s ability to incur indebtedness or liens, or make certain investments and requires AAG to maintain certain financial ratios. As of December 31, 2014, the Company was in compliance with all covenants related to the AAG Credit Facility. The Company’s payment obligations under the AAG Credit Facility are guaranteed, jointly and severally, by all of AAG’s wholly owned domestic subsidiaries.

AAG Senior Notes

In connection with the Acquisition on November 5, 2010, AAG issued 9.25% senior unsecured notes (the “AAG Senior Notes”) in an aggregate principal amount of $275.0 million, which will mature in November 2018. The coupon interest on these notes is payable semiannually on May 1 and November 1.

Under terms of a registration rights agreement the Company entered into with respect to the AAG Senior Notes, the Company agreed to use commercially reasonable efforts to complete an exchange offer related to the notes by April 28, 2012. Until the exchange offer was completed on August 23, 2012, additional interest of $0.3 million accrued on the AAG Senior Notes that was paid November 2012.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The indenture that governs the AAG Senior Notes is subject to certain covenants which restrict the payment of dividends, AAG’s ability to incur indebtedness or liens, or make certain investments. AAG’s payment obligations under the AAG Senior Notes are guaranteed, jointly and severally, by all of the AAG’s wholly owned domestic subsidiaries.

IDQ Holdings $220 Million Senior Secured Notes

On March 17, 2014, the Company assumed the debt of IDQ Holdings, as part of the March 17 Acquisition (See Note 2). In connection with the March 2014 Sale, the $220 Million Senior Secured Notes (the “$220M Notes”) were recorded at their estimated fair value of $224.4 million, which included a premium of $4.4 million. The premium is being amortized into interest expense using the effective interest rate method over the remaining term of the $220M Notes. At December 31, 2014 the carrying value of the $220M Notes was $223.4 million, which includes unamortized premiums of $3.4 million. Interest is payable on the $220M Notes in cash semi-annually, in arrears, on April 1 and October 1 of each year.

Previously, on March 27, 2012, IDQ Holdings completed the sale of $220 million aggregate principal amount of 11.5% senior secured notes due April 2017. The $220M Notes were issued under an indenture among IDQ Holdings, its’ subsidiary guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as trustee. The $220M Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of IDQ’s existing and future domestic restricted subsidiaries. The $220M Notes and the related guarantees are secured by liens on substantially all of IDQ’s and the guarantor’s assets, subject to certain exceptions and permitted liens. The security interest in such assets consisting of working capital assets that secure the notes and the related guarantees are contractually subordinated to liens thereon that secure the IDQ Holdings Revolving Credit Facility. The security interest in the non-working capital assets are contractually subordinated to liens thereon that secure the notes and the related guarantees.

The indenture governing the $220M Notes contains certain restrictive covenants that, among other requirements, limits IDQ’s and it’s restricted subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, prepay, redeem or repurchase capital stock or subordinated debt, transfer or sell assets, make investments, enter into transactions with IDQ’s affiliates, create or incur liens and merge or consolidate with any person. These covenants are subject to a number of exceptions and qualifications, as defined in the indenture, and for so long as the $220M Notes have an investment grade rating from both Standard & Poor’s and Moody’s Investor Service, Inc., and no default has occurred and is continuing under the indenture governing the $220M Notes, generally, the Company will not be subject to certain of the covenants listed above. As of December 31, 2014, IDQ Holdings was in compliance with all such covenants.

Subject to certain conditions, in general, IDQ must make an offer to purchase the $220M Notes with the excess cash flow offer amount, defined in the indenture as 75% of IDQ’s excess cash flow, determined for each annual period ending December 31, at 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The Company will not be required (but may elect to do so) to make an excess cash offer unless the excess cash amount with respect to the period exceeds $3.0 million (lesser amounts are to be carried forward for determining whether the $3.0 million threshold has been met for any future period). Should the Company conclude or be required to make such offer, then the offer shall be mailed to the $220M Notes’ holders within 120 days after the applicable annual period ending December 31. With respect to the year ended December 31, 2014, the Company has estimated the excess cash flow offer amount to be approximately $14.6 million.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

After October 1, 2014, the Company has the option to redeem a portion or all of the notes at a premium, set forth, in the indenture, which will decrease over time, plus accrued and unpaid interest, if any, to the date of redemption.

Should the Company experience a change in control, as defined in the indenture, the holders of the $220M Notes have the right to require the Company to purchase the notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. In connection with the change in control that occurred on March 17, 2014, the indenture governing the $220M Notes was amended effective March 17, 2014, so that the acquisitions did not constitute a “Change in Control”, as defined in the indenture and, therefore, IDQ was not required to make any “Change in Control Offers” to the $220M Note holders. The provisions of these Supplemental Indentures required consideration of $0.6 million for the amendment.

At December 31, 2014, accrued interest on the notes was $6.3 million.

IDQ Holdings $35 Million Revolving Credit Facility

On March 27, 2012, concurrent with the sale of the $220M Notes and repayment of the revolving bank debt, IDQ entered into a new $35 million asset based revolving credit facility with the same lender (the “IDQ Holdings Revolving Credit Facility”) which is effective through March 27, 2017. Under the IDQ Holdings Revolving Credit Facility, the interest rate, at the option of the Company, is prime rate plus 1.50% or LIBOR plus 2.50%. The Company may borrow based on a borrowing base formula that includes 85% and 60% of eligible receivables and inventory, respectively.

IDQ’s obligations under the IDQ Holdings Revolving Credit Facility are secured, subject to certain exceptions, by a first priority lien on IDQ’s working capital assets and by a second priority lien on IDQ Holdings’ non-working capital assets. In addition under the IDQ Holdings Revolving Credit Facility, IDQ must adhere to an annual capital expenditure limit covenant of $1.75 million, for the year ended December 31, 2014. Amounts not used may be carried over for one year only to the next fiscal year. A third amendment to the IDQ Holdings Revolving Credit Facility allows for restructuring capital expenditures associated with the March 2014 Sale, not to exceed $4.0 million during the term of this agreement. As of December 31, 2014, IDQ Holdings was in compliance with this covenant.

On August 20, 2012, in connection with the sale of $45 million aggregate principal amount of senior secured notes due October 1, 2017 by IDQ Acq. Corp. (the “$45M Notes”), as described further below, the IDQ Holdings Revolving Credit Facility was amended to permit IDQ Holdings to declare and make a dividend to IDQ Acq. Corp., subject to certain requirements defined in the amended agreement, in order to allow IDQ Acq. Corp. to pay the fees and expenses associated with the sale of the $45M Notes. Additionally, the amendment permits IDQ Holdings to declare and make a dividend to IDQ Acq. Corp., subject to certain limitations, for the regularly scheduled cash payment of interest, at the rate of 14.00%, per annum, on the $45M Notes. On March 17, 2014, there was a third amendment to the IDQ Holdings Revolving Credit Facility for the consent to the changes in ownership that occurred on that date (See Note 2) and to allow for the payment of fees and expenses in connection with the change in control. The second amendment on December 27, 2012, permits the IDQ Holdings to make payments to Kinderhook pursuant to the management agreement in effect on December 27, 2012 (See Note 11). Consent fees of $87,500 and $350,000, were paid in consideration of the third and second amendment, respectively. At December 31, 2014, the availability under the IDQ Holdings Revolving Credit Facility was $13.6 million and there was no outstanding balance at December 31, 2014.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

IDQ Acq. Corp. $45 Million Senior Secured Notes

In connection with the March 17, 2014 sale transaction (See Note 2), the Company and subsidiaries assumed the IDQ $45M Notes (the “$45M Notes”) at their estimated fair value of $46.8 million, which included a premium of $1.8 million. The premium is being amortized into interest expense using the effective interest rate method over the remaining term of the notes. The terms of the $45M Notes require the Company to pay interest due entirely in cash (14.00%) to the extent that there is sufficient cash in an interest reserve account established by the Company or, if there is not sufficient cash in the interest reserve account, partially with cash from the interest reserve account, if any, and the balance by the issuance of additional PIK Notes at (14.75%) which would increase the principal amount of the outstanding notes. Interest is payable semi-annually, in arrears, on April 1 and October 1 of each year. As of December 31, 2014, the carrying balance of the $45M Notes was $46.5 million, which includes the unamortized premium of $1.5 million.

On August 20, 2012, IDQ Acq. Corp. completed the sale of $45 million aggregate principal amount of senior secured notes due October 1, 2017. The $45M Notes were issued at 100% of the aggregate principal amount. The notes were issued under an indenture among IDQ and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent. The notes are not guaranteed by any of IDQ’s subsidiaries and are structurally subordinated to all of the liabilities and preferred stock of any of IDQ’s subsidiaries, including the $220M Notes and the IDQ Holdings Revolving Credit Facility. The $45M Notes are secured by liens on substantially all of IDQ Acq. Corp.’s assets subject to certain exception and permitted liens, including a first priority pledge on 100% of the capital stock of IDQ Holdings.

The indenture governing the $45M Notes contains certain restrictive covenants that, among other requirements, limits IDQ and restricted subsidiaries’, including IDQ Holdings’, ability to incur additional debt, pay dividends or make other restricted payments, prepay, redeem or repurchase capital stock or subordinated debt, transfer or sell assets, make investments, enter into transactions with affiliates, create or incur liens and merge or consolidate with any person. In addition, IDQ Acq. Corp. may not engage in any business or activity other than its ownership of all of the equity interest in IDQ Holdings, performing its obligations with respect to indebtedness or liens permitted to be incurred under the indenture, and activities incidental to the foregoing.

After October 1, 2014, the Company has the option to redeem a portion or all of the $45M Notes at a premium, set forth in the indenture, which will decrease over time, plus accrued and unpaid interest, if any, to the date of redemption.

Should IDQ Acq. Corp. experience a change in control, as defined in the indenture, the holders of the $45M Notes have the right to require IDQ Acq. Corp. to purchase their notes at a price in cash equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest (at the cash interest rate) thereon. In the event that the terms of the indebtedness of IDQ Acq. Corp.’s subsidiaries prohibits such a repurchase, then within a specified time described fully in the $45M Notes indenture, IDQ Acq. Corp. shall repay in full all such indebtedness, or offer to repay in full such indebtedness, if doing so will allow the purchase of the notes or obtain the requisite consent under the agreements governing such indebtedness to permit the repurchase of the notes. In connection with the change in control that occurred on March 17, 2014 (See Note 2), the indenture governing the $45M Notes was amended effective March 17, 2014 so that the acquisitions did not constitute a “Change in Control”, as defined in the indenture and, therefore, IDQ Acq. Corp. was not required to make any “Change in Control Offers” to the note holders. The provisions of these Supplemental Indentures required consideration of $0.7 million for the amendment.

As mentioned above, effective August 20, 2012, an amendment to the IDQ Holdings Revolving Credit Facility permits IDQ Holdings to declare and make dividends to IDQ Acq. Corp, subject to certain requirements

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

defined in the amendment agreement, in order to allow IDQ Acq. Corp. to make the regularly scheduled cash payments of interest, at the rate of 14.00% per annum, on the $45M Notes. On the business day preceding October 1 of each year, IDQ Acq. Corp. will cause IDQ Holdings to make the maximum amount of permitted dividends to it, pursuant to the indenture governing the $220M Notes, so long as such dividend is otherwise permitted to be made under the indenture governing the $220M Notes, the IDQ Holdings Revolving Credit Facility, and in accordance with applicable law, and that IDQ. Acq. Corp. shall deposit such amounts in the interest reserve account maintained with the collateral agent. In lieu of causing IDQ Holdings to make such a dividend, IDQ Acq. Corp. may deposit an equivalent amount from the sale of its capital stock or by a contribution of capital. Amounts on deposit in the interest reserve account shall be released to the Trustee in accordance with the terms of the security agreement to pay interest due on the $45M Notes. No indebtedness may be secured by a lien on the interest reserve account other than the $45M Notes.

On September 30, 2014, IDQ Acq. Corp. reserved the cash interest of $3.1 million due April 1, 2015 on the $45M Notes. These funds, as required, were deposited in the interest reserve account maintained with the collateral agent, and at December 31, 2014 are included in restricted cash (See Note 1) within current assets in the accompanying consolidated balance sheets. On April 1, 2015, IDQ Acq. Corp. authorized the release of those funds to the trustee of the $45M Notes. For the period March 17, 2014 through December 31, 2014, interest expense related to the $45M Notes amounted to $4.7 million, which is net of amortization of note premium of $0.3 million.

Interest Expense

Interest expense associated with the credit facilities and the Company’s long-term debt including commitment fees for unused borrowings, and amortization of original issue discount and deferred financing costs were as follows (in thousands):

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Credit Facility
AAG Revolver	$813	$864	$1,485
AAG Term Loan—due 2016	19,392	19,954	20,110
AAG Senior Notes—9.75%, due 2018	27,210	27,089	26,980
IDQ Holdings Senior Secured Notes- 11.5%, due 2017	18,985	—	—
IDQ Acq. Corp. Senior Secured Notes- 14.0%, due 2017	4,651	—	—
Other	482	117	312

	$71,533	$48,024	$48,887

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Debt Maturities

Debt maturities are as follows as of December 31, 2014 (in thousands):

Fiscal Years
2015	$3,000
2016	276,000
2017	265,000
2018	275,000

$819,000

Deferred Financing Costs, net

Costs associated with the establishment of the AAG Credit Facility and AAG Senior Notes have been deferred and are recorded as other current assets and other non-current assets on the Company’s Consolidated Balance Sheets as follows (in thousands):

	December 31, 2014	December 31, 2013
Balance	$9,979	$9,979
Less: accumulated amortization	(6,397)	(4,814)

	3,582	5,165
Less: current portion, net of amortization	(1,508)	(1,767)

Long-term portion, net of amortization	$2,074	$3,398

Note 10—Fair Value Measurement of Assets and Liabilities

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value which is intended to increase consistency and comparability and related disclosures. An asset or liability’s classification is based on the lowest level of input that is significant to the fair value measurement and is disclosed in one of the following three categories:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs reflecting the reporting entity’s own assumptions.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The Company’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt. Due to their short-term maturity, the carrying amounts of cash, trade accounts receivable and trade accounts payable approximate their fair market values. The carrying and fair values of the Company’s long-term debt were as follows (in thousands):

	December 31, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
AAG Term Loan	$275,611	$278,303	$284,729	$291,000
AAG Senior Notes—9.75%, due 2018	$268,858	$273,625	$268,853	$267,438
IDQ Holdings—Senior Secured Notes—11.5%, due 2017	$223,400	$224,400	$—	$—
IDQ Acq. Corp.—Senior Secured Notes—14.0%, due 2017	$46,500	$46,800	$—	$—

The fair value of the Term Loan and Senior Notes was determined using broker quotes (Level 2). The broker quotes are determined on an analysis of discounted cash flows together with applicable forward LIBOR rates.

Note 11—Commitments and Contingencies

The Company leases various manufacturing, warehousing and office facilities under non-cancelable operating lease agreements which expire at various dates through 2019. The Company also has a number of third party service providers covering aspects of the administration of the business, including procurement, contract manufacturing, logistics, transportation, warehousing, software maintenance, systems support and hosting. In its marketing and brand support, the Company employs sponsorships, television, print, digital and online advertising. In sourcing of these services the Company generally enters into enforceable and legally binding agreements specifying all significant terms, including quantity, price and the approximate timing of the provision of the good or service to the Company. Under its existing non-cancelable contracts, as of December 31, 2014 the Company is required to pay minimum annual payments as follows (in thousands):

Year Ended December 31,	Operating Leases	Procurement, Contract Manufacturing, Warehousing and Logistics Obligations	Software Maintenance, Systems Support and Hosting	Sponsorship and Media Agreements	Advisory Services and Monitoring
2015	$4,004	$5,643	$803	$2,515	$2,740
2016	$3,906	$3,939	$313	$845	$2,572
2017	$3,197	$3,518	$0	$0	$1,000
2018	$2,369	$1,540	$0	$0	$1,000
2019	$1,377	$1,540	$0	$0	$1,000
Thereafter(1)	$271	$124	$0	$0	$0

	$15,124	$16,304	$1,116	$3,360	$8,312

(1)	—Excludes the Company’s withdrawal liability to the pension of former employees of IDQ Operating, relating to a complete withdrawal within the meaning of Section 4203 of ERISA. The Company is obligated to fund the pension fund $50,000 per year, until the obligations are satisfied. (See Note 16 in the Notes to the Consolidated Financial Statements.)

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Operating lease arrangements—Certain of the Company’s operating lease agreements contain rent abatement and rent escalation clauses. The Company expenses rent on a straight-line basis over the life its leases, which commences on the date the Company has the right to control leased property. Certain of the Company’s facility operating lease agreements also provide for additional conditional payments in connection with the lease of the property (e.g., share of operating expenses, insurance, and real estate taxes). These additional payments are not included in the summary of above.

Rental expense for all operating leases was (in thousands):

Year ended
December 31, 2014	December 31, 2013	December 31, 2012
$4,731	$2,775	$4,108

Contract manufacturing, warehousing and logistics obligations—The Company secures its warehousing facilities and attendant services, and logistics and transportation expertise under several contracts extending into 2019. These outsourcing arrangements typically provide for a base fee and variable costs determined with reference to volume or the provision of additional services, and terms providing for termination for convenience on 120 days’ notice and the payment of stipulated fees and additional costs. Only fixed or base fees on an ongoing basis for the term of the contracted services are included in the above summary. Further, the Company has ongoing relationships with various suppliers who procure, manufacture and/or package the Company’s products (“Contract Manufacturers”). Certain of the Company’s Contract Manufacturers maintain title and control of raw materials and components, materials utilized in finished products, and of the finished products themselves until shipment to the Company’s customers or third party distribution centers in accordance with agreed upon shipment terms. The Company purchases and maintains title and control of raw materials and components packaged by other of its Contract Manufacturers and is only obligated further for the services themselves. The Company typically does not have definitive minimum purchase obligations included in the contract terms with its Contract Manufacturers or other raw material or component suppliers. In the ordinary course of business, supply and service needs are communicated by the Company to its Contract Manufacturers based on orders and short-term projections, ranging typically three months. The Company is committed to purchase the products produced by the Contract Manufacturers based on the projections provided.

Software maintenance, systems support and hosting—The Company outsources much of its information technology infrastructure. These arrangements typically provide for a base or fixed fee and additional costs associated with added systems users and supplementary services, and terms providing for early contract termination with notice and the payment of stipulated fees. Only fixed or base fees on an ongoing basis for the term of the contracted services are included in the above summary.

Supply and purchase agreements—IDQ Acq. Corp. completed a raw material supply agreement that was in effect March 1, 2014 through July 31, 2014. Purchases from this supplier for the period March 17, 2014 through July 31, 2014 were approximately $1.1 million. Additionally, IDQ Acq. Corp. had another supply agreement that was in effect from November 1, 2013 through December 31, 2014, during which period IDQ Acq. Corp. was expected to make purchases totaling approximately $1.8 million. For the period ended December 31, 2014, IDQ Holdings purchases from this supplier totaled approximately $2.1 million. The Company anticipates renewing these agreements in 2015.

Sponsorship and media agreements—The Company’s marketing campaigns rely heavily on racing and rally sponsorships, promotional events, television, print and online advertising. Sponsorship commitments extend into 2015 and the Company’s media plan extends through 2016.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Advisory Services and Monitoring Agreement—Under the Company’s Advisory Services and Monitoring Agreement, Avista and Kinderhook are providing the Company ongoing advisory services with respect to strategic business plans, corporate development and financial monitoring (See Note 2).

Note 12—Litigation and Other Legal Matters

The Company is subject to various lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect, individually or in the aggregate, on the Company’s financial position or results of operations.

In connection with the Acquisition, Clorox retained liability associated with a potential contract claim and the Company has agreed to indemnify and reimburse Clorox for 50% of the first $5.0 million in costs related to the contract claim. As of December 31, 2014 and 2013, the Company has accrued a $2.5 million long-term liability related to this contingency, which is included in other liabilities on the consolidated balance sheets.

Note 13—Shareholders’ Equity

Preferred Stock

In March 2014, the Company amended its Articles of Incorporation to authorize 200 million shares of preferred stock, of which 150,000 shares are designated as Series A Preferred stock and the remainder is undesignated. The Company’s parent, Avista, contributed $62.0 million to the Company in exchange for 62,000 shares of the Preferred A stock. Upon completion of the March 17, 2014 Sales Transaction, Kinderhook and former shareholders of IDQ received 4,746 shares and 647 shares, respectively, of the Company’s Series A Preferred stock. Since these shares are not traded on the public market, the Company commissioned a valuation by an unrelated third-party valuation firm, in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and assigned a fair value to the Series A Preferred stock issued to Kinderhook and former management IDQ shareholders of $1,094.90 and $766.43 per share (discounted for lack of marketability), respectively.

At December 31, 2014, Avista owned 91.4% of the Company’s issued and outstanding Series A Preferred stock, with an additional 7.1% owned by Kinderhook and the remaining aggregate 1.5% owned by certain members of management and the Board of Directors (“Management Stockholders”).

The Company’s preferred stock has certain rights, powers and privileges which include, but are not limited to the following:

(a) the preferred stock will rank senior to any capital stock or other equity securities of the Company (including, without limitation, the common stock of the Company) with respect to dividend rights, rights on liquidation, dissolution, redemption or winding up;

(b) the preferred stock is subject to a liquidation preference of $1,000 per share (subject to customary adjustments such as stock splits) plus all unpaid and accrued dividends described in (c) below which will be required if a liquidation event occurs (including certain mergers or sales of the Company or the sale, lease, transfer, exclusive license or other disposition of substantially all of the assets of the Company);

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

(c) the preferred stock shall be entitled to receive, on a cumulative basis, cash dividends, accrued on a daily basis, whether or not declared and compounding semi-annually on July 31 and December 31 of each year, at a rate of 20% per annum on the sum of the liquidation value thereof plus all accumulated and unpaid dividends thereon from, and including, the date of issuance of such shares of Preferred stock until the date that the liquidation value and accrued dividends are paid or the date which such Preferred stock is redeemed or acquired by the Company (whether or not declared). The unrecorded accumulated and unpaid dividends at December 31, 2014 totaled $11.1 million;

(d) the preferred stock is subject to redemption by the Company at liquidation value plus all accrued but unpaid dividends at the sole election of the Company;

(e) the preferred stock is not mandatorily redeemable, conditional nor does it contain any conversion options; and

(f) the preferred stockholders share voting rights with the common stock holders. Each holder of Series A Preferred stock shall be entitled to 10,000 votes per share of Series A Preferred stock on all matters to be voted on by the Company’s shareholders.

During 2014, the Company repurchased 81 shares of the Company’s Series A Preferred stock from former IDQ employees, at a cost of approximately $88,000 and the shares were subsequently cancelled. The Company’s Series A Preferred stock is not traded upon any public market.

Common Stock

In March 2014, the Company amended its Articles of Incorporation to increase the number of authorized common stock to 400 million shares of common stock from the previous authorized number of 365 million shares. On March 17, 2014, the Company issued 23.1 million shares of the Company’s common stock to the former shareholders of IDQ Acq. Corp., as consideration for their sale of the outstanding common and preferred stock of IDQ Acq. Corp. to the Company and its subsidiaries under the Stock Purchase Agreement. The shares were issued to Kinderhook, IDQ’s largest shareholder, as well as members of IDQ’s s management team in exchange for their shares of IDQ’ s outstanding common stock and preferred stock. Since these shares are not traded on the public market, the Company commissioned a valuation by an unrelated third-party valuation firm, in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and assigned a fair value to the Common Stock issued to Kinderhook and former management IDQ shareholders of $1.02 and $0.71 per share (discounted for lack of marketability), respectively.

As of December 31, 2014, Avista owned 91.3 % of the Company’s issued and outstanding common stock, with an additional 7.1% owned by Kinderhook and the remaining aggregate 1.6% owned by Management Stockholders. The Company’s common stock is not traded upon any public market.

Repurchase right

Under the terms of the Stockholders’ Agreement dated November 5, 2010, as amended, among the Company, Avista, and the Management Stockholders, the Company has the option but not an obligation to repurchase all of the shares of common stock held by former Company employees whether acquired directly on Acquisition or issued pursuant to the exercise of stock options to former Company employees who terminate employment under certain circumstances. The purchase price of the Company’s call option as prescribed in the

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Stockholders’ Agreement is to be determined through a valuation of the Company’s common stock on a minority, non-marketable interest basis or, under certain circumstances, based on cost, as defined therein. As there is no active market for the Company’s common stock, the Company estimates the fair value of its common stock as determined by the Board of Directors in good faith. If a participant in the 2010 AAG Stock Option Plan (See Note 14) were to terminate employment with the Company, the Company’s exercise of its repurchase right under the Stockholders’ Agreement on shares received by the a Company employee through the exercise of stock options may require equity awards to be expensed in the Company’s statement of comprehensive loss in the period in which the termination occurs. During 2014, the Company repurchased 468,371 shares of the Company’s common stock from former employees, at a cost of approximately $0.5 million.

Dividends

The Company has not paid any cash dividends on its common stock. The declaration of any future cash dividends is at the discretion of the Company’s Board of Directors and depends upon its earnings, if any, our capital requirements and financial position, its general economic conditions, and other pertinent conditions. It is the Company’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

Note 14—Share Based Compensation Plans

The following table presents details of total share based compensation expense that is included in the Company’s statements of comprehensive loss (in thousands):

	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Cost of products sold	($ 42)	($ 15)	$ 13
Selling and administrative expenses	(762)	260	243
Research and development costs	(36)	15	10

Total share based compensation costs	($840)	$290	$266

In November 2010, the Parent’s Board of Directors approved the 2010 Equity Incentive Plan (the “2010 AAG Option Plan”), which authorized equity awards to be granted for up to 26,500,000 shares of Parent’s common stock. On June 23, 2014, the Parent’s Board of Directors resolved to increase the authorized shares to 27,565,000. Under the 2010 AAG Option Plan, certain management and key employees of the Company have been or may be granted a combination of time based and performance based options to purchase the Parent’s common stock. Share based compensation expense related to employee grants under the 2010 AAG Option Plan has been reflected in these financial statements. However, during the third quarter of 2014, the Company determined that no compensation expense should be recognized until an actual vesting event occurs. As a result, approximately $0.8 million of compensation expense which was previously recognized for these grants was reversed. As of December 31, 2014, equity awards for approximately 2,808,750 shares of Parent’s common stock remain available for grant under the 2010 AAG Option Plan.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The Company utilizes an option pricing method employing a Black Scholes model to estimate the fair value of stock options granted. The following weighted average assumptions were used for time based and performance based option grants in the periods:

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Expected life	3.0 years	6.5 years	6.5 years
Expected volatility	80.0%	34.0%	35.0%
Risk-free interest rate	0.65% - 0.86%	1.23% - 2.03%	0.91% - 1.36%
Dividend yield	0%	0%	0%

Time based and performance based options expire ten years from the date of grant. The expected life of the stock options on the option grants during the period is determined based on the average of the weighted vesting term and the contractual term of the options. However, after the modification discussed below, the expected term was changed to the remaining vesting period of 3 years. The Company estimates stock option forfeitures based on historical data and will adjust the rate to expected forfeitures when Company-specific experience indicates a different trend. Expected volatility for the period is determined consistently based on a five-company peer group, all of which have publicly traded stock. The risk-free interest rate is based on the implied yield on a U.S. Treasury yield curve with a term similar to the expected remaining term of the option on the date of the grant. Dividend yield for the period is determined based on projected annual dividend payments.

Employees of the Company participate in the 2010 AAG Stock Option Plan. On June 23, 2014, the Company modified the stock option grant agreements for certain employees participating in the Plan. In addition, the Company granted additional options covering 2,385,000 shares to employees during the quarter ended June 30, 2014 at $1.00 per share. One half of the modified and newly granted options vest ratably over a five year period from the date of grant/modification based upon the passage of time (the “Time Award”), while the remaining 50% of the options vest upon the achievement of specified performance conditions as set forth in the grant agreements. The performance condition can be met each fiscal year if certain EBITDA targets are achieved, subject to certain carry back and carry forward provisions, or if a change of control occurs and the applicable return of capital target is met.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The following table summarizes stock option activity for time based options under the 2010 AAG Stock Option Plan for the periods presented (in thousands, except per share amounts):

	Number of Time based Shares	Weighted- Average Exercise Price
Non-vested at December 31, 2012	4,708	1.02
Granted	935	1.00
Forfeited	(614)	1.00
Vested	(1,153)	1.01

Non-vested at December 31, 2013	3,876	1.02
Granted	5,628	1.00
Additional Time Based Shares from Modification	3,285	1.00
Forfeited	(1,913)	1.00
Vested	(0)	0.00

Non-vested at December 31, 2014	10,876	1.00
Exercisable at December 31, 2014	2,678	1.00

Outstanding at December 31, 2014	13,554	1.00

Under the 2010 AAG Option Plan, time based options vest ratably over the applicable service period, five years, on each anniversary of the date of grant and, regardless, immediately upon a change in control event, subject to certain conditions. However, Parent and holders of outstanding options covering 14,608,750 option shares and about 40 grants under the 2010 AAG Stock Option Plan agreed to revisions to the stock option award agreements. The revisions effective June 23, 2014, included the following changes:

a)	The vesting period for unvested time based option shares was extended to annual vesting ratably over 5 years from June 23, 2014;

b)	25% of the option shares designated for performance based vesting in participants’ original grants were revised to time based vesting, with annual vesting ratably over 5 years from June 23, 2014;

c)	The performance criteria for the remainder of the performance based option shares was revised to vest based on the company achieving annual EBITDA targets which were designated in the revised grants; and

d)	for performance based options shares, if they do not vest under scenario (c) above, the option shares may vest under an alternative vesting criteria that is based on a target return of capital to stockholders. The return of capital target is a scale of 2 to 3 times the stockholders original investment at such time as there is a change of control of the Company’s ownership.

There have been no vested, time based stock options exercised to date under the 2010 AAG Stock Option Plan and no cash received. The weighted average fair value per option of time based options granted in 2014, 2013 and 2012 was $0.29, $0.15 and $0.15, respectively. The aggregate fair value of options vested in 2014, 2013 and 2012 was $0.0 million, $0.2 million and $0.3 million, respectively. At December 31, 2014, the total amount of unrecognized compensation cost for time based options granted is $4.1 million. At December 31, 2014, vested and exercisable options and total time based options outstanding have weighted average remaining contractual terms of 6.2 and 7.6 years, respectively, and carry no intrinsic value.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The following table summarizes stock option activity for performance based options under the 2010 AAG Stock Option Plan for the periods presented (in thousands, except per share and year amounts):

	Number of Performance based Shares	Weighted- Average Exercise Price
Non-vested at December 31, 2012	12,862	1.01
Granted	1,869	1.00
Forfeited	(926)	1.00

Non-vested at December 31, 2013	13,805	1.01
Granted	5,528	1.00
Forfeited	(4,844)	1.00
Converted to Time Based	(3,285)	1.00

Non-vested and outstanding at December 31, 2014	11,204	1.00

Under the 2010 AAG Stock Option Plan, performance based options vest subject to a liquidity event (e.g., an initial public offering or change in control, as defined) and based upon the attainment of specified minimum returns on capital to Company’s shareholders. Compensation expense on performance based option grants is not recognized until it is probable that the liquidity event will occur. For all periods the Company did not recognize share based compensation expense related to its performance based grants given that the performance condition (a liquidity event) has not occurred in any of those periods.

Because it is not probable that these performance based option grants will vest and no compensation expense is recognized, the Company did not value these grants. At a time in which it becomes probable that the performance option grants will vest the Company will have a valuation performed. At that time, the Company will disclose the total compensation cost in their ending financial statements.

Note 15—Income Taxes

The (benefit) provision for income taxes on loss before income taxes, by tax jurisdiction, consisted of the following (in thousands):

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Current:
Federal	$7,566	$3,006	$1,425
State	612	537	364
Foreign	1,329	892	1,783

Total current	9,507	4,435	3,572
Deferred:
Federal	(20,023)	(11,874)	(11,060)
State	(598)	(2,818)	1,206
Foreign	38	(518)	(758)

Total deferred	(20,583)	(15,210)	(10,612)

Total	$(11,076)	$(10,775)	$(7,040)

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The components of loss before income taxes, by tax jurisdiction, were as follows (in thousands):

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
United States	$(31,562)	$(19,496)	$(24,878)
Foreign	(3,983)	(4,667)	(27,961)

	$(35,545)	$(24,163)	$(52,839)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on loss before income taxes follows:

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Statutory federal tax rate	35.0%	35.0%	35.0%
Non-deductible impairment of goodwill	—	—	(12.3)
State taxes (net of federal tax benefits)	0.6	6.8	(1.8)
Foreign rate differential	(2.1)	(2.0)	(3.0)
Domestic production activities deduction	1.9	0.8	0.6
Acquisition related	(2.0)	—	0.4
Change in Valuation Allowance	(1.7)	(2.3)	—
UK interest deduction	4.9	2.5	1.3
Uncertain tax positions	(2.0)	—	—
Other differences	(3.5)	3.8	(6.9)

Effective tax rate	31.1%	44.6%	13.3%

The Company’s effective rate for 2014 differs from the statutory rate primarily due to differences in the foreign tax rates when compared to the statutory rate, changes in valuation allowances relating to certain foreign jurisdictions and uncertain tax positions. The Company’s effective benefit rate for 2013 differs from the statutory rate primarily due to state taxes. Other items impacting the Company’s effective benefit rate relate primarily to deductible interest expense in the U.K., and adjustments resulting from the filing of the income tax returns.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to be reversed. Significant deferred tax assets and liabilities consist of the following (in thousands):

	December 31, 2014	December 31, 2013
Deferred tax assets:
Accrual and reserves	$2,661	$1,841
Inventory costs	3,103	2,064
Acquisition related	9,738	2,225
Net operating losses	1,991	1,806
Other	312	—

Total deferred tax assets	17,805	7,936

Deferred tax liabilities:
Fixed and intangible assets	(151,616)	(93,388)
Section 481(a) adjustments	(260)	—

Total deferred tax liabilities	(151,876)	(93,388)

Valuation allowance	(1,204)	(603)

Net deferred tax liabilities	$(135,275)	$(86,055)

The net deferred tax assets and liabilities are included in the balance sheets as follows (in thousands):

	December 31, 2014	December 31, 2013
Current deferred tax assets (included in other current assets)	$5,451	$3,555
Non-current deferred tax liabilities	(140,726)	(89,610)

Net deferred tax liabilities	$(135,275)	$(86,055)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion or all of its deferred tax assets will not be realized. As of December 31, 2014, the Company had aggregate foreign net operating losses of approximately $15.1 million, which is comprised of losses of $13.3 million, $1.7 million and $0.1 million in the United Kingdom, China and other foreign jurisdictions, respectively. Losses in the United Kingdom are subject to an indefinite carryforward period; however, due to limitations on the ability to utilize such losses to offset income from only certain members of the United Kingdom group, a full valuation allowance has been provided on such losses. Losses in China have a five year carryforward period and also carry a full valuation allowance.

In connection with Acquisition, Clorox has agreed to indemnify the Company for any taxes and interest associated with the periods prior to November 4, 2010.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2014 and December 31, 2013, the total balance of accrued interest and penalties related to uncertain tax positions was $0.3 million and $0.1 million, respectively.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits (in thousands):

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Unrecognized tax benefits—beginning of period	$865	$379	$417
Gross increases—tax positions in prior periods	275	625	—
Gross increase—current period tax positions	1,325	—	75
Reversal of accrual for prior year tax positions	(43)	—	—
Statute of limitations lapse	(57)	(51)	—
Settlements	(66)	(88)	(113)

Unrecognized tax benefits—end of period	$2,299	$865	$379

As of December 31, 2014 and December 31, 2013, the total amount of unrecognized tax benefits was $2.3 million, and $0.9 million, respectively, which would affect the effective tax rate, if recognized. Of the 2014 and 2013 balances above, $0.3 million and $0.2 million, respectively, relates to periods which were included within Clorox tax returns. An offsetting receivable has been recorded in other assets for the Clorox indemnity as of December 31, 2014 and 2013. As of December 31, 2014, the Company had an uncertain tax position of $1.2 million which was offset against a corresponding net operating loss in accordance with ASU 2013-11.

The Company is subject to exam by the U.S. federal, state, and foreign tax authorities on its filings since 2011. During 2013, the U.S. federal tax return filed by the Company for 2010 was examined by the IRS, and resulted in no change.

In the twelve months succeeding December 31, 2014, the Company expects total unrecognized tax benefits to change by $0.1 million due to the lapse of statute of limitations on a portion of the unrecognized tax benefit indemnified by Clorox. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

The Company provides for U.S. income taxes on the earnings of foreign subsidiaries unless the earnings are considered indefinitely invested outside of the U.S. No provision has been made for U.S. income taxes or foreign withholding taxes on $0.8 million of cumulative unremitted earnings of certain foreign subsidiaries as of December 31, 2014 due to the Company’s existing tax structure, existing tax law and the Company’s intention to indefinitely reinvest these earnings outside of the U.S. The Company determined that the calculation of the amount of unrecognized deferred tax liability related to these cumulative unremitted earnings was not practicable. If these earnings were distributed to the Company’s U.S. entity, the Company would be subject to additional U.S. income taxes and foreign withholding taxes would be reduced by available foreign tax credits.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Note 16—Retirement Income and Health Benefit Plans

Defined Contribution Plans

The Company established a defined contribution plan in the United States for the Company’s employees that contain two components, a 401(k) component and a profit-sharing component, which qualifies as a tax deferred savings plan under Section 401(k) of the IRC (“The Plan”). Eligible U.S. employees may contribute a percentage of their pre-tax compensation, subject to certain IRC limitations. The Plan provides for employer matching contributions to be made up to $1,000 per year and profit sharing contributions at the discretion of the Board of Directors. The Company’s aggregate cost of the defined contribution plans was (in thousands):

Year Ended
December 31, 2014	December 31, 2013	December 31, 2012
$420	$804	$1,622

Union Pension Fund Withdrawal Liability

On June 30, 2000, IDQ Operating, under its former management, withdrew from the Local 29 RWDSU Pension Fund (EIN #13-2669167) and, as a result, affected a complete withdrawal from the fund, within the meaning of Section 4203(a) of the Employee Retirement Income Security Act of 1974. Consequently, the Company is subject to the payment of a withdrawal liability to the fund. Beginning on April 1, 2001, this liability is payable on a quarterly basis in the amount of $12,509, including interest. The annual amount contributed to the plan by the Company and charged to expense in 2014 was $37,459.

The Company contribution to the plan was approximately 12.5% of total contributions of approximately $0.4 million, made by employers and the Pension Benefit Guaranty Corp. Based on the latest information available, the plan’s actuarial present value of accumulated plan benefits is approximately $3.3 million. At December 31, 2014, this liability included in other liabilities amounted to $0.7 million.

Note 17—Subsequent Events

The Company has evaluated events from the balance sheet date through April 17, 2015, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Armored AutoGroup Parent, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

	March 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$42,550	$47,948
Restricted cash	3,677	3,676
Accounts receivable, net	116,873	69,845
Inventories	60,784	63,305
Other current assets	15,898	13,459

Total current assets	239,782	198,233

Property, plant and equipment, net	29,855	31,008
Goodwill	519,804	523,363
Intangible assets, net	466,610	481,689
Deferred financing costs, net	1,872	2,158
Other assets	99	99

Total assets	$1,258,022	$1,236,550

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30,488	$16,279
Accrued expenses and other current liabilities	64,291	46,023
Current portion of long-term debt, less discount	3,000	3,000

Total current liabilities	97,779	65,302

Long-term debt, net of premium, discount and current portion	810,867	811,323
Other liabilities	4,271	4,161
Deferred income taxes	137,572	140,726

Total liabilities	1,050,489	1,021,512

Commitments and contingencies

Shareholders’ Equity:

Series A Preferred Stock ($0.01 par value, 150,000 shares authorized, 67,312 issued and outstanding at March 31, 2015 and December 31, 2014)	1	1
Common stock ($0.01 par value, 400,000,000 and 365,000,000 shares authorized, 288,384,891 shares issued and outstanding at March 31, 2015 and December 31, 2014)	2,884	2,884
Additional paid-in capital	352,693	352,693
Accumulated deficit	(122,987)	(123,440)
Accumulated other comprehensive loss	(25,058)	(17,100)

Total shareholders’ equity	207,533	215,038

Total liabilities and shareholders’ equity	$1,258,022	$1,236,550

The accompanying notes are an integral part of these condensed consolidated financial statements.

Armored AutoGroup Parent, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(In thousands)

	Three months ended March 31,
	2015	2014
Net sales	$119,445	$86,268
Cost of products sold	68,120	45,109

Gross profit	51,325	41,159
Operating expenses:
Selling expenses	4,991	4,262
General and administrative expenses	9,696	11,905
Advertising costs	3,240	5,409
Research and development costs	733	620
Depreciation and amortization	12,334	9,672

Total operating expenses	30,994	31,868

Operating profit	20,331	9,291
Non-operating expenses:
Interest expense	19,317	13,181
Other expense (income), net	405	(333)

Income (loss) before income taxes	609	(3,557)
Provision (benefit) for income taxes	156	(876)

Net income (loss)	$453	($2,681)

Other comprehensive loss:
Foreign currency translation loss	(7,958)	(1,892)

Comprehensive loss	($7,505)	($4,573)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Armored AutoGroup Parent, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended March 31,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$453	$(2,681)
Adjustments:
Depreciation and amortization	15,126	12,456
Share based compensation	—	27
Deferred income taxes	(3,784)	(3,598)
Other charges	171	2
Cash effects of changes, net of acquisition effects in:
Accounts receivable	(47,094)	(18,550)
Inventories	2,520	(4,397)
Other current assets	(1,131)	(1,965)
Accounts payable and accrued liabilities	32,062	21,542
Other	(1,558)	102

Net cash provided by operating activities	(3,235)	2,938

Cash flows from investing activities:
Acquisition of IDQ Acquisition Corp, net of cash acquired	—	(40,234)
Capital expenditures	(1,050)	(342)
Proceeds from sale of fixed assets	15	—

Net cash used in investing activities	(1,035)	(40,576)

Cash flows from financing activities:
Principal payments on notes payable	(750)	(9,750)
Proceeds from issuance of preferred stock	—	62,000
Repurchase of common stock	—	(50)

Net cash provided by (used in) financing activities	(750)	52,200

Effect of exchange rate changes on cash	(378)	32

Net increase (decrease) in cash	(5,398)	14,594
Cash and cash equivalents, at beginning of period	47,948	26,038

Cash and cash equivalents, at end of period	$42,550	$40,632

Supplemental cash flow disclosures:
Cash paid for interest	$4,350	$4,726

Cash paid for income taxes	$4,179	$555

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—The Company and Summary of Significant Accounting Policies

The Company

Armored AutoGroup Parent, Inc. (“Armored AutoGroup”, “AAG” or “the Company”) is a consumer products company consisting of industry leading and highly recognizable brands in the automotive aftermarket appearance products: Armor All®; performance chemicals categories, STP®; and, newly acquired products in the do-it-yourself (DIY) air conditioner recharge and retrofit kits and related products: A/C PRO, Arctic Freeze®, Sub Zero®, and Super Seal® Stop Leak.

On March 17, 2014, the Company and its wholly owned subsidiaries, Armored AutoGroup, Inc. and AAG IDQ Acquisition Corporation, acquired a 100% equity interest in IDQ Acquisition Corp. (“IDQ” or “IDQ Acq. Corp.”). IDQ is a leading manufacturer of do-it-yourself air conditioner recharge and retrofit kits and related products for the automotive aftermarket.

Armored AutoGroup delivers its products to distributors, resellers and end users (collectively the customers) through its direct operations in the United States, Canada, Mexico, Australia, China and the United Kingdom and distributor relationships in approximately 50 countries. The Armor All and STP brands offer multiple automotive appearance and performance chemicals that can be found in most of the major developed countries around the world. IDQ products are sold in over 25,000 retail stores principally in the United States under the brands A/C PRO, Arctic Freeze®, Sub Zero®, and Super Seal® Stop Leak.

In September 2010, Viking Acquisition Inc., an entity owned by affiliates of Avista Capital Holdings, L.P. (“Avista”), entered into an agreement to acquire the AutoCare Products Business, Armor All, STP and certain other brands from Clorox pursuant to the terms of a Purchase and Sale Agreement dated September 21, 2010 (the “Acquisition”). The Acquisition closed on November 5, 2010 and included employees in the United States and other countries dedicated to the Company, related product patent and developed technology and certain other assets, including the manufacturing facilities located in Painesville, Ohio and Wales, U.K. Viking Acquisition Inc. was subsequently renamed as Armored AutoGroup Inc. (“AAG Inc.”). The Company indirectly owns 91.3% of AAG Inc.’s issued and outstanding capital stock through its direct subsidiary and AAG Inc.’s direct parent, Armored AutoGroup Intermediate Inc. (“Intermediate”). The Company granted a 7.1% stake in the common equity of the Company to Kinderhook Industries on March 17, 2014, as a component of the consideration for the sale of its ownership interest in IDQ to the Company. In addition, members of IDQ’s management acquired an additional 1.6% common equity interest as a component of the consideration for the sale of their ownership interest in IDQ.

References to “Armored AutoGroup” or the “Company” herein, refer collectively to Armored AutoGroup Parent, Inc., as well as all of its consolidated subsidiaries, unless otherwise specified.

Basis of Presentation

The interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year end is December 31. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The Company’s appearance and air conditioner products sales are seasonal and can be impacted by weather. Sales are typically higher in the first half of the calendar year as the Company’s customers purchase inventory for the spring and summer seasons when weather is warmer than in the northern hemisphere in the fall and winter months. This pattern is largely reflective of our customers’ seasonal purchasing patterns, as well as the timing of

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

our promotional activities. Weather can also influence consumer behavior, especially for appearance and air conditioner products. Both product lines sell best during warm and dry weather, and less if weather is cold and wet. For these reasons, among others, the Company’s results for any quarter are not necessarily indicative of future quarterly results and, accordingly, period-to-period comparisons should not be relied upon as an indication of future performance. The Company builds moderate levels of working capital and inventory in advance of and during the peak selling season. Working capital is also impacted by increases in accounts receivable, which increase significantly during the peak selling period and are typically lowest in the fourth quarter of the year.

Foreign Currency Translation

Local currencies are the functional currencies for substantially all of the Company’s foreign operations, with the exception of the Company’s United Kingdom (“U.K.”) operation, whose functional currency was the U.S. dollar, during 2014 and prior. Subsequently, in early 2015 the Company’s U.K. entity switched their functional currency from the U.S. dollar to the British Pound sterling. An entity’s functional currency is the currency of the primary economic environment in which the entity operates. Management determined in early 2015 that due to a change in the manner in which the U. K. entity operates, that a switch in the functional currency to the British Pound sterling from the U. S. dollar was necessary.

When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other expense, net in the consolidated statement of comprehensive loss. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the respective balance sheet reporting date. Income and expenses are translated at the average exchange rate during the period. Gains and losses on foreign currency translations are reported as a component of accumulated other comprehensive loss. Deferred taxes are not provided on cumulative translation adjustments as the Company expects earnings of its foreign subsidiary to be indefinitely reinvested.

Acquisitions

The Company accounts for acquired businesses using the purchase method of accounting. Under the purchase method, the Company’s consolidated financial statements include the operations of an acquired business from the date of acquisition. In addition, the assets acquired and liabilities assumed are recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. The Company typically uses an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows, the underlying product life cycles, the economic barriers to entry and the discount rate applied to the cash flows. Actual results may differ from our estimates.

Finite Lived Intangible Assets

Amortization of intangible assets with finite lives (patents, customer relationships and licensing arrangements) is recognized over estimated useful lives ranging from 5 to 16 years, which the Company believes reasonably represents the time period in which the economic benefits of the intangible assets are consumed or otherwise realized. The Company has experienced a negligible attrition rate in its customer base, and is not able to identify a reliable pattern of attrition and, as such, is utilizing the straight-line amortization method to amortize

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

customer relationship intangible assets. Finite lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset may not be recoverable. There have been no instances of impairment identified.

Indefinite Lived Intangible Assets

The Company tests its trademarks and brand names with indefinite lives for impairment annually as of the first day of the fourth quarter, unless there are indications during an interim period that these assets are more likely than not to have become impaired. For trademarks and brand names with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company uses an income approach, the relief-from-royalty method, to estimate the fair value of its trademarks and trade names with indefinite lives. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and brand name assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce different results.

Goodwill

The Company tests its goodwill for impairment annually as of the first day of the fourth quarter unless there are indications during an interim period that these assets are more likely than not to have become impaired. The Company has four geographical reporting units under the AAG Inc. entity and one reporting unit under the IDQ entity. The first step of the goodwill impairment test is to compare the fair value of each reporting unit to its carrying amount to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination at the date of the evaluation and the fair value was the purchase price paid to acquire the reporting unit.

The Company estimates the fair value of reporting units using a weighting of fair values derived from an income approach and a market approach. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is inherently subjective in nature and often involves the use of significant estimates and assumptions based on known facts and circumstances at the time the Company performs the valuation. The use of different assumptions, inputs and judgments or changes in circumstances could materially affect the results of the valuation and could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge.

Income approach—To determine fair value, the Company uses a DCF approach for each of the reporting units. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

with the Company’s long-range forecasts, and give consideration to historic and projected long-term business trends and strategies. The other key estimates and factors used in the DCF include, but are not limited to, discount rates, future sales volumes, revenue and expense growth rates, changes in working capital, capital expenditure forecasts, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

Market approach—The Company uses the guideline public company method to select reasonably similar/guideline publicly traded companies for each of the Company’s reporting units. Using the guideline public company method, the Company calculates earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples for each of the public companies using both historical and forecasted EBITDA figures. By applying these multiples to the appropriate historical and forecasted EBITDA figures for each reporting unit, fair value estimates are calculated.

During the three months ended March 31, 2015, goodwill decreased by $3.6 million due to currency translation.

Revenue Recognition

Sales are recognized when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed and determinable, and collection is reasonably assured. Revenue includes shipping and handling costs, which generally are included in the list price to the customer. Taxes collected from customers and remitted to governmental authorities are not included in sales. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

The Company routinely commits to on-going and one-time trade promotion programs with customers, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons offered through various programs to customers and consumers. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued expenses and other liabilities line item in the consolidated balance sheets and are recorded as a reduction of sales in the consolidated statements of comprehensive loss.

Amounts received by the Company from the licensing of certain trademarks are recorded as deferred revenue on the Consolidated Balance Sheets and are recognized in net sales on a straight-line basis over the term of the licensing agreement when the underlying royalties are earned.

Cost of Products Sold

Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacturing of product, as well as manufacturing labor, depreciation expense, direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product, contract manufacturing costs, and provisions for inventory losses (including losses relating to excess and obsolete inventory). Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity, as well as costs associated with developing and designing new packaging.

Income Taxes

The Company uses the asset and liability method to account for income taxes. For purposes of the unaudited interim condensed consolidated financial statements, the Company calculates tax with reference to the anticipated effective tax rate for the annual financial period. Deferred tax assets and liabilities are recognized for

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

the anticipated future tax consequences attributable to the differences between the financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion or all of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by accounting guidance on the accounting for uncertainty in income taxes. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled.

As of March 31, 2015 and December 31, 2014, the Company has $5.0 million of goodwill, which is expected to be deductible for tax purposes.

Reclassifications

Certain reclassifications have been made to conform the prior period data to the current presentation. These reclassifications had no effect on reported net loss or comprehensive loss.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU No. 2015-03—Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability to which they relate, consistent with debt discounts, as opposed to being presented as assets. The ASU is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2015 and requires retrospective application. The adoption of this update on January 1, 2016 is not expected to have a material impact on our consolidated financial statements. As of March 31, 2015 and December 31, 2014, the unamortized deferred financing costs recorded on the Company’s balance sheets were $3.2 million and $3.6 million, respectively.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 10): Amendments to the Consolidation Analysis” (“ASU 2015-02”). The ASU provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 will be effective for the Company in its first quarter of fiscal 2016. The Company is currently evaluating the impact of the pending adoption of the ASU on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued and, if so, to disclose that fact. The ASU requires management to make this evaluation for both the annual and interim reporting periods, if applicable. Management is also required to evaluate and disclose whether its plans alleviate that doubt. The ASU is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) that removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of the financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. For nonpublic entities, ASU No. 2014-09 is effective for the annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. A nonpublic entity may elect to apply this guidance earlier as follows: (1) an annual reporting period beginning after December 15, 2016, including interim periods within that reporting period, (2) an annual reporting period beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017 (3) an annual reporting period beginning after December 15, 2017, including interim periods within that reporting period. The Company is assessing the impact of the adoption of the ASU on its financial statements, disclosure requirements and methods of adoption.

On April 1, 2015, the FASB proposed a one-year deferral of the effective date for its new revenue standard for public and nonpublic entities reporting under U.S. GAAP. Under the proposal, the standard would be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Nonpublic entities would be required to adopt the new standard for annual reporting periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019.

The proposal also would permit both public and nonpublic entities to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date would not be permitted. The FASB has issued an exposure draft on the proposal and expects to seek public comment with a 30-day comment period.

Note 2—Acquisition of IDQ Acquisition Corp. and Related-Party Transactions

On March 17, 2014, the Company, in conjunction with its wholly owned subsidiaries, AAG Inc., and AAG IDQ Acquisition Corporation, the Company’s direct wholly-owned subsidiary (“AcquisitionCo”) collectively acquired 100% of the common stock of IDQ Acquisition Corp., pursuant to a Stock Purchase Agreement, dated as of March 17, 2014 (the “AAG Purchase Agreement”), by and among the Company, AAG Inc., AcquisitionCo, IDQ Acq. Corp., the then existing stockholders of IDQ Acq. Corp., and a Contribution Agreement, dated March 17, 2014 (the “Contribution Agreement”), by and among the Company and the then existing stockholders of IDQ Acq. Corp. (“the March 17 Acquisition”) for an aggregate purchase price of $97.1 million. The acquisition did not result in the Company or any of its subsidiaries becoming an obligor of IDQ’s debt instruments and IDQ did not become an obligor of the Company or any of the Company’s other subsidiaries’ debt instruments.

The acquisition of IDQ expands the Company’s consumer product portfolio in the automotive aftermarket industry, as it is a leading manufacturer of do-it-yourself air conditioner recharge and retrofit kits and related products which are sold in over 25,000 retail stores principally in the United States. In accordance with ASC Topic 805, Business Combinations, the change in control was accounted for under the acquisition method of accounting by the Company. As such, the assets and liabilities of IDQ were recorded at their estimated fair value on March 17, 2014.

Pursuant to the AAG Purchase Agreement, immediately prior to the execution of said Agreement, the existing stockholders of IDQ Acq. Corp., pursuant to the Contribution Agreement noted above, collectively contributed 186,541 of their common stock in IDQ to the Company in exchange for common and preferred shares in AAG Parent representing a total estimated fair value of $28.4 million. The remaining 458,177 issued and outstanding shares of common stock of IDQ were purchased from the existing stockholders for a total $70.0

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

million. In addition, at the time of the close, IDQ paid $1.3 million in third party professional fees and expenses that were incurred by AAG Inc. in connection with the acquisition, which was recorded as a reduction of the total consideration exchanged.

IDQ obtained consents for the change in control from its creditors through amendments to the indentures governing the IDQ Holdings $220 million Notes and the IDQ Acq. Corp. $45 million Notes, and an amendment to the IDQ Holdings’ Revolving Credit Facility, in consideration of payments of $0.6 million, $0.7 million and $0.1 million, respectively (See Note 4). In addition, the creditors consented to the payments of acquisition related transaction costs, such as advisory, legal and other professional fees, of up to $8.0 million, of which $5.6 million was expensed and included in general and administrative expenses in the accompanying statements of comprehensive loss for the year ended December 31, 2014.

During the fourth quarter of 2014, the Company finalized its valuation of the acquisition date fair values of the consideration transferred, and the assets acquired and liabilities assumed. Based on that assessment, management determined that the acquisition resulted in goodwill of $166.6 million, which is attributable to expected synergies and other benefits that will result from combining certain operations of IDQ and AAG Inc.

In conjunction with the original Acquisition, the Company entered into a Transition Services Agreement (“TSA”) with Clorox whereby Clorox would provide certain services, equipment and office space to the Company. Additionally under the TSA, the Company provided certain services to Clorox. Related party transactions and activities involving Clorox are not always consummated on terms equivalent to those that would prevail in an arm’s-length transaction where conditions of competitive, free-market dealings may exist. On November 1, 2011, the Company completed the transition of its North American and export operations from Clorox provisioning to standalone operations. The Company completed the transition of certain international operations from Clorox in the second quarter of 2012 and terminated the remaining service components of the TSA.

Avista

Avista owns approximately 91.3% of the Company. As a result, Avista has the power to elect our board of directors and has the ability to exercise significant influence or control over the Company’s operations.

The Company has entered into a monitoring agreement with Avista and affiliates of Avista whereby Avista provides services for a fixed fee of $1.0 million annually to the Company. Selling, general and administrative expenses, including out of pocket expenses related to this monitoring agreement were (in thousands):

	Three months ended
	March 31, 2015	March 31, 2014
Avista monitoring agreement fees	$383	$250

In connection with the Original Acquisition and the issuance of its long-term debt, the Company paid $4.1 million to Avista and affiliates of Avista for consulting expenses and recorded these as deferred financing costs which are amortized over the term of the debt using the effective interest method. Related amortization expense was (in thousands):

	Three months ended
	March 31, 2015	March 31, 2014
Amortization of Avista consulting expenses	$148	$150

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consulting Agreements

Michael Klein, who serves as the Company’s Chief Executive Officer, is the sole member of Las Colinas Investments, LLC, which is entitled to receive $125,280 per annum from IDQ Operating, Inc., a subsidiary of IDQ Acq. Corp., pursuant to, and subject to the terms and conditions of, the Consulting Agreement, dated as of January 28, 2013, as amended, subject to an aggregate cap of $360,000 following April 1, 2014. Gerard Rooney, who serves as the Company’s Executive Vice President of Operations, is the sole member of Windy Hill Investments LLC, which is entitled to receive $83,250 per annum from IDQ Operating, Inc. pursuant to, and subject to the terms and conditions of, the Consulting Agreement, dated as of January 28, 2013, as amended, subject to an aggregate cap of $240,000 following April 1, 2014. Under the terms of the Board Service and Consulting Agreements, dated as of June 1, 2014 and March 17, 2014, respectively, Ms. Kranc and Mr. Yurko are each entitled to receive $50,000 per annum from the Company for their board service and consulting services. In consideration for services rendered in connection with the IDQ investment, Mr. Yurko received a transaction fee equal to $250,000 per the terms of the consulting agreement. In June 2014, Ms. Kranc was granted 100,000 stock options, per the terms of her consulting agreement.

Kinderhook Industries

Under the terms of the IDQ Acquisition, Kinderhook Industries, which formerly owned 88% of IDQ Acq. Corp., received a 7.1% stake in the common equity of the Company, as a component of the consideration for the sale of its ownership interest in IDQ Acq. Corp. Kinderhook had a monitoring agreement whereby Kinderhook provides services for a fixed fee of $1.7 million annually to IDQ Acq. Corp. The agreement was amended in March 2014 to cap future payments to Kinderhook at a total of $5.0 million. Selling, general and administrative expenses, including out of pocket expenses related to this monitoring agreement were $0.3 million during the quarter ended March 31, 2015.

Directors and Officers

In connection with the Acquisition and issuance of the AAG’s long-term debt, the Company incurred costs of $1.8 million for consulting expenses from individuals that later became directors and officers of the Company. Of this amount, $0.4 million was paid to certain directors and officers of the Company and $1.4 million was reinvested in the Company through the purchase of common stock. Of these consulting expenses, $1.3 million was recorded in 2010 with the remaining $0.5 million deferred and amortized over the term of the respective debt using the effective interest method. Related amortization expense was (in thousands):

	Three months ended
	March 31, 2015	March 31, 2015
Amortization of directors’ and officers’ consulting expenses	$17	$17

The Company engaged Charles McIlvaine, a former Director of the Company, to provide services associated with corporate development and other strategic initiatives on a consulting basis.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3—Inventories

Inventories consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Finished goods	$41,807	$43,600
Work in process	1,099	1,750
Raw materials and packaging	20,146	20,271
Allowances for obsolescence	(2,268)	(2,316)

	$60,784	$63,305

Note 4—Fair Value Measurement of Assets and Liabilities

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value which is intended to increase consistency and comparability and related disclosures. An asset or liability’s classification is based on the lowest level of input that is significant to the fair value measurement and is disclosed in one of the following three categories:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs reflecting the reporting entity’s own assumptions.

The Company’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt. Due to their short-term maturity, the carrying amounts of cash, trade accounts receivable and trade accounts payable approximate their fair market values. The carrying and fair values of the Company’s long-term debt were as follows (in thousands):

	March 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
AAG Term Loan	$275,273	$278,250	$275,611	$278,303
AAG Senior Notes- 9.75%, due 2018	$269,191	$279,125	$268,858	$273,625
IDQ Holdings- Senior Secured Notes- 11.5%, due 2017	$223,052	$224,400	$223,390	$224,400
IDQ Acq. Corp.- Senior Secured Notes- 14.0%, due 2017	$46,351	$46,800	$46,464	$46,800

The fair value of the Term Loan and Senior Notes was determined using broker quotes (Level 2). The broker quotes are determined on an analysis of discounted cash flows together with applicable forward LIBOR rates.

Note 5—Litigation and Other Legal Matters

The Company is subject to various lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect, individually or in the aggregate, on the Company’s financial position or results of operations.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In connection with the Acquisition, Clorox retained liability associated with a potential contract claim and the Company has agreed to indemnify and reimburse Clorox for 50% of the first $5.0 million in costs related to the contract claim. As of March 31, 2015 and December 31, 2014, the Company has accrued a $2.5 million long-term liability related to this contingency, which is included in other liabilities on the consolidated balance sheets.

Note 6—Income Taxes

The company’s effective tax rate was as follows:

	Three months ended
	March 31, 2015	March 31, 2014
Effective tax rate	25.6%	24.6%

The Company’s effective rate for 2015 differs from the statutory rate primarily due to differences in the foreign tax rates when compared to the statutory rate, changes in valuation allowances relating to certain foreign jurisdictions and uncertain tax positions. Other items impacting the Company’s effective benefit rate relate primarily to deductible interest expense in the U.K., and adjustments resulting from the filing of the income tax returns.

Note 7—Subsequent Events

On April 28, 2015, AAG Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spectrum Brands Holdings, Inc. (“Spectrum Brands Holdings”), Ignite Merger Sub, Inc. (“Ignite”), a direct wholly owned subsidiary of Spectrum Brands, Inc., and Avista Capital Partners II GP, LLC, as representative of the stockholders and the optionholders of AAG Parent. Pursuant to the Merger Agreement, on May 20, 2015,Ignite merged with and into AAG Parent and with AAG Parent surviving the merger as a wholly owned subsidiary of Spectrum Brands Holdings, Inc. The merger consideration was approximately $1.4 billion in cash and assumed debt (subject to customary adjustments for cash, debt and net working capital), as well as approximately $56 million of transaction costs. Further, each share of common stock of AAG Parent issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted automatically into the right to receive $1.7696 in cash.

In connection with the closing of the Merger and immediately prior to the effective time of the Merger, each outstanding, unexpired and unexercised option to purchase shares of AAG Parent common stock (each, a “AAG Option”), that was granted under any equity incentive plan of AAG, including the 2010 Equity Incentive Plan (the “2010 Equity Plan”), whether or not then exercisable or vested, was accelerated, vested and cancelled and converted into the right to receive an amount in cash (subject to any applicable withholding taxes) equal to the product of (A) the total number of shares of AAG Parent common stock subject to such AAG Option as of immediately prior to the effective time of the Merger and (B) the excess, if any, of the Per Share Cash Merger Consideration over the exercise price per share (the “Option Price”) of such AAG Option (the “Option Payment”).

In connection with the closing of the Merger and immediately prior to the effective time of the Merger, each issued and outstanding share of AAG Parent Series A preferred stock, was cancelled and converted automatically into the right to receive; (i) $1,000.00 liquidation value for each preferred share issued and outstanding and (ii) $254.58 in accrued and unpaid dividends for each preferred share issued and outstanding at May 20, 2015.

Armored AutoGroup Parent, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Effect of Merger on Debt

Credit Agreement

At the closing of the Merger, AAG’s credit agreement was terminated, and paid in full and the balance due of approximately $282 million was paid in full.

Change of Control Tender Offer

In June 2015, Spectrum redeemed any and all of the outstanding series of the: (i) $275 million of Armored AutoGroup, Inc. 9.25% Senior Notes due November 1, 2018; (ii) the $220 million of IDQ Holdings, Inc. 11.50% Senior Secured Notes due April 1, 2017; and (iii) the $45 million of 14.00% Senior Secured Notes due October 1, 2017. The redemptions were completed in June 2015 and required Spectrum to pay: (i) $1,046.25 per $1,000 principal amount of the Armored AutoGroup, Inc. 9.25% Senior Notes, plus accrued and unpaid interest; (ii) $1,047.50 per $1,000 principal amount of the IDQ Holdings, Inc. 11.50% Senior Secured Notes, plus accrued and unpaid interest; (iii) $1,070.00 per $1,000 principal amount of the IDQ Holdings, Inc. 14.00% Senior Secured Notes, plus accrued and unpaid interest. On June 15, 2015, a payment of $290.8 million, based on a principal amount of $275 million of notes and $12.7 million of accrued interest was paid. On June 22, 2015, a payment of $287.9 million, based on a principal amount of $265 million of notes and $7.1 million of accrued interest was paid.

SPECTRUM BRANDS, INC.

Until April 6, 2016, all dealers effecting transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.